As filed with the Securities and Exchange Commission on March 25, 2014

Registration No. 333-193219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7 TO

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

City Office REIT, Inc.

(Exact name of registrant as specified in governing instruments)

1075 West Georgia Street

Suite 2600

Vancouver, British Columbia, V6E 3C9

Tel: (604) 806-3366

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Anthony Maretic

Chief Financial Officer

City Office REIT, Inc.

1075 West Georgia Street

Suite 2600

Vancouver, British Columbia, V6E 3C9

Tel: (604) 806-3366

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Stephen T. Giove, Esq. Robert Evans III, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000 Facsimile: (212) 848-7179	David C. Wright, Esq. Trevor K. Ross, Esq. Hunton & Williams LLP Riverfront Plaza, East Tower 951 E. Byrd Street Richmond, Virginia 23219 Telephone: (804) 788-8200 Facsimile: (804) 788-8218

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 25, 2014

6,666,667 Shares

City Office REIT, Inc.

Common Stock

City Office REIT, Inc. is a newly organized, externally managed Maryland corporation formed to acquire, own and operate high-quality office properties located within our specified target markets, which are located in metropolitan areas in the Southern and Western United States. We will be externally managed by City Office Real Estate Management Inc. (“our Advisor”). As described more fully in this prospectus, our Advisor is an affiliate of Second City Capital Partners II, Limited Partnership, a real estate focused private equity fund founded in 2010 that manages a $400 million office building and multifamily platform with a national footprint (“Second City”).

This is our initial public offering of our common stock. We are offering 6,666,667 shares of common stock to be sold in this offering. We currently expect that the public offering price of our common stock will be between $14.00 and $16.00 per share.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CIO,” subject to official notice of issuance.

We intend to elect to qualify as a real estate investment trust for U.S. federal income tax purposes (“REIT”) commencing with our taxable year ending December 31, 2014. Shares of our common stock are subject to limitations on ownership and transfer that are primarily intended to assist us in qualifying as a REIT. Our charter generally prohibits any person from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. See the section entitled “Description of Stock—Restrictions on Ownership and Transfer” included in this prospectus.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 19 of this prospectus to read about factors that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option to purchase up to 1,000,000 additional shares of our common stock at the initial public offering price less the underwriting discount for 30 days after the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2014 through the book-entry facilities of The Depository Trust Company.

Book-Running Managers

Janney Montgomery Scott	Wunderlich Securities	Oppenheimer & Co.

Co-Managers

Ladenburg Thalmann & Co. Inc.	BB&T Capital Markets	Compass Point	D.A. Davidson & Co.

Boenning & Scatergood, Inc.	Feltl and Company

The date of this prospectus is                 , 2014

We have not, and the underwriters and their affiliates and agents have not, authorized any person to provide any information or represent anything about us other than what is contained in this prospectus. None of the information on our website referred to in this prospectus is incorporated by reference herein. We do not, and the underwriters and their affiliates and agents do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you. We are not, and the underwriters and their affiliates and agents are not, making an offer to sell or soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any jurisdiction. Any person who comes into possession of this prospectus in jurisdictions outside the United States is required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus to that jurisdiction. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations, cash flows and prospects may have changed since that date.

Until            , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotments or subscriptions.

i

INDUSTRY AND MARKET DATA

We use market data and industry forecasts throughout this prospectus and, in particular, in the sections entitled “Industry Overview” and “Business.” Unless otherwise indicated, statements in this prospectus concerning our industry and the markets in which we operate, including our general expectations, competitive position, business opportunity and market size, growth and share, are based on information obtained from industry publications, government publications and third party forecasts. The forecasts and projections are based upon industry surveys and the preparers’ experience in the industry. There can be no assurance that any of the projections will be achieved. We believe that the surveys and market research performed by others are reliable, but we have not independently verified this information. Accordingly, the accuracy and completeness of the information is not guaranteed.

ENFORCEMENT OF CIVIL LIABILITIES

Some of the members of our board of directors, our officers and the principals of our Advisor reside in Canada, our Advisor is incorporated in British Columbia, Canada, and all or a significant portion of the assets of such persons are located in Canada. As a result, it may not be possible for investors to effect service of process within the United States or in any other jurisdiction outside Canada upon such persons or to enforce against them in courts of any jurisdiction outside Canada judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Second City and our Advisor have appointed                      as agent to receive service of process with respect to any action brought against them, respectively, in any federal or state court in the State of New York arising from this offering.

ii

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks discussed under the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock. Some of the statements in this summary constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Unless the context suggests otherwise, references in this prospectus to “City Office,” “company,” “we,” “us” and “our” are to City Office REIT, Inc., a Maryland corporation, together with its consolidated subsidiaries after giving effect to the formation transactions described in this prospectus, including City Office REIT Operating Partnership, L.P., a Maryland limited partnership of which we are the sole general partner and through which we will conduct substantially all of our business (“our operating partnership”), except where it is clear from the context that the term only means the issuer of the shares of common stock in this offering. “Our Advisor” refers to our external advisor, City Office Real Estate Management Inc. “Second City” refers to Second City Capital Partners II, Limited Partnership. “Second City GP” refers to Second City General Partner II, Limited Partnership. “Gibralt” refers to Gibralt US, Inc. “GCC Amberglen” refers to GCC Amberglen Investments Limited Partnership. “CIO OP” refers to CIO OP Limited Partnership. “CIO REIT” refers to CIO REIT Stock Limited Partnership and CIO REIT Stock GP Limited Partnership. The “Second City Group” refers to Second City, any future real estate funds created by the principals of Second City, Second City GP, Gibralt, GCC Amberglen, CIO OP, CIO REIT and Daniel Rapaport, from which we expect to acquire all of our initial properties.

Unless otherwise indicated, the information contained in this prospectus is as of December 31, 2013 and assumes that (1) the underwriters’ over-allotment option is not exercised, (2) 1,866,958 shares of our common stock are issued to CIO REIT in exchange for its interests in the Property Ownership Entities (as defined below), (3) the formation transactions described in this prospectus are consummated, (4) the common stock to be sold in this offering is sold at $15.00 per share, which is the midpoint of the initial public offering price range indicated on the front cover of this prospectus, and (5) the initial value of the common units of partnership interest in our operating partnership (“common units”) to be issued in the formation transactions is equal to the public offering price of our common stock as set forth on the front cover of this prospectus.

The historical operations described in this prospectus refer to the historical operations of the City Office Predecessor (as defined below) business. We have generally described the business operations in this prospectus as if the historical operations of the City Office Predecessor business were conducted by us.

All ownership interests in the initial properties represent economic interest unless otherwise indicated.

City Office REIT, Inc.

We are a newly organized, externally managed Maryland corporation formed to acquire, own and operate high-quality (Class A and B) office properties located within our specified target markets in the United States. We have currently identified 12 target markets, each of which is located in a metropolitan area in the Southern and Western United States. We believe that our target markets possess a number of the following characteristics: favorable economic growth trends, growing populations with above average employment growth forecasts, a large number of government offices, large international, national and regional employers across diversified industries, low-cost centers for business operations, proximity to large universities and increasing office occupancy rates. We also believe that there is a relatively low level of participation of large institutional investors in our target markets because they generally have concentrated on Gateway markets, which are commonly defined as New York, Los Angeles, Washington, D.C., Boston, Chicago and San Francisco. In addition, we believe that our target markets offer the opportunity for attractive risk-adjusted returns because these markets exhibit positive economic and demographic trends and ownership is often concentrated among local real estate operators that typically do not benefit from the same access to capital as public REITs. We also believe that our target markets have experienced limited new construction of office properties since 2008 because rental rates in these markets have generally not supported new development. We anticipate identifying additional target markets with the foregoing characteristics in the future. Within our target markets, we expect to primarily focus on acquiring properties with a purchase price between $20 million and $50 million as we believe that large institutional investors and public REITs are focused on larger acquisition opportunities. In 2013, only 25% of office property acquisitions by public U.S. REITs had a purchase price of less than $56 million. Additionally, we believe that it is challenging for many local buyers in our target markets to raise the debt and equity capital necessary to complete real estate transactions in excess of $20 million.

Upon completion of this offering and the formation transactions, we will own six office complexes comprised of 16 office buildings with a total of approximately 1.85 million square feet of net rentable area (“NRA”) in the metropolitan areas of Boise (ID), Denver (CO), Portland (OR), Tampa (FL), Allentown (PA) and Orlando (FL) (“our initial properties”). We believe that our initial properties are high quality assets that provide excellent access to transportation options, are located near affluent neighborhoods, contain extensive amenities and are well maintained. We also believe that our initial properties have a stable and diverse tenant base, including federal and state governmental agencies and national and regional businesses. As of December 31, 2013, approximately 61.4% of the base rental revenue from our initial properties was derived from tenants in these markets that are federal or state government agencies or tenants that have received, or whose parent companies have received, an investment grade credit rating from either Standard & Poor’s Ratings Services, a division of McGraw Hill Financial, Inc. (“Standard & Poor’s”), or Moody’s Investors Services, Inc. (“Moody’s”) (“investment grade tenants”). Our initial properties have a stable, long-term tenancy profile and our occupied and committed leases have staggered expirations and a weighted average remaining lease term to maturity of 5.2 years (10 years taking into account tenant renewal options). Our leases typically include rent escalation provisions designed to provide annual growth in our rental income.

We intend to elect to be taxed, and to operate in a manner that will allow us to qualify, as a real estate investment trust for U.S. federal income tax purposes (“REIT”) commencing with our taxable year ending December 31, 2014. We will be structured as an umbrella partnership REIT (“UPREIT”), which means that we will conduct substantially all of our business through our operating partnership, of which we will serve as the sole general partner and own an approximately 69.6% interest upon the completion of the formation transactions and the offering. As an UPREIT, we may be able to acquire properties on more attractive terms from sellers that may be able to defer tax obligations by contributing properties to our operating partnership in exchange for interests in the partnership, or common units, which will be redeemable for cash or shares of our common stock. As a result, we believe that having our common stock listed on the New York Stock Exchange (“NYSE”) will make our common units more attractive to tax-sensitive sellers.

Our Properties

Our Initial Portfolio

Upon completion of this offering and the formation transactions, we will own six office complexes comprised of 16 office buildings with a total of approximately 1.85 million square feet of net rentable area in the metropolitan areas of Boise (ID), Denver (CO), Portland (OR), Tampa (FL), Allentown (PA) and Orlando (FL). The following table presents an overview of our initial properties based on information as of December 31, 2013.

Property	Metropolitan Area	Year Built / Last Major Renovation (1)	Interest to be Acquired by City Office	NRA (000s SF) (2)	In Place Occupancy	In Place and Committed Occupancy (3)	Annualized Base Rent (4)	Largest Tenant by NRA
Washington Group Plaza	Boise, Idaho	1970-1982 / 2012 (5)	100.0%	558	91.3%	91.3%	$8,784,432	URS Corporation (6)
Cherry Creek	Denver, Colorado	1962-1980 / 2012	100.0	356	100.0	100.0	5,837,993	Colorado Department of Public Health and Environment
AmberGlen	Portland, Oregon	1984-1999 /2002 (7)	76.0	353	91.0	92.0	4,929,608	Planar Systems, Inc.
City Center	Tampa, Florida	1984 / 2012	95.0	240	80.8	91.3	4,435,841	RBC Capital Markets
Corporate Parkway	Allentown, Pennsylvania	2006	100.0	178	100.0	100.0	3,148,476	Dun & Bradstreet, Inc.
Central Fairwinds (8)	Orlando, Florida	1982 / 2013	90.0	169	58.5	62.6	2,600,466	Fairwinds Credit Union

Total / Weighted Average:				1,853	89.4%	91.3%	$29,736,816

(1)	We define major renovation as significant upgrades, alterations or additions to building common areas, interiors, exteriors and/or systems.
(2)	Net rentable area in thousands of square feet (“SF”).
(3)	Includes both in place and committed tenants, which we define as our tenants in occupancy as well as tenants that have executed binding leases for space undergoing improvement but are not yet in occupancy, as of December 31, 2013.

(4)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended December 31, 2013, by (ii) 12. If rent abatements that were applied in December 2013 are subtracted from rental payments for December 2013, annualized rent would be $4,400,888 for the AmberGlen property (a decrease of $1.64 per net rentable square foot) and $2,909,862 for the City Center property (a decrease of $6.37 per square foot). The contractual rent abatements currently in place at the AmberGlen and City Center properties will expire on or before January 2015. The other properties in our initial portfolio did not have any rent abatements in place for the month of December 2013. The Second City Group will pay our operating partnership at the closing of this offering a lump sum payment representing a reimbursement for the amount of all future contractual rent abatements in place at closing for existing tenants at the initial properties.
(5)	Plaza I was built in 1970 with the last major renovation completed in 2012; Plaza II was built in 1975 with the last major renovation completed in 2012; Central Plaza was built in 1982 with the last major renovation completed in 2011; and Plaza IV was built in 1982 with the last major renovation completed in 2010.
(6)	Lease is to Washington Holdings Inc. and URS Energy & Construction Inc., which are affiliates of URS Corporation.
(7)	Building 1040 was built in 1984; Building 1195 was built in 1999; Building 1400 was built in 1984; Building 1600 was built in 1987; Building 2345 was built in 1998; and Building 2430 was built in 1998.
(8)	The acquisition price of the property is subject to Earn-Out Payments (as defined below) described under “Structure and Formation of Our Company—Formation Transactions.”

Our Competitive Strengths

We believe that the following competitive strengths distinguish us from other owners and operators of office properties in our target markets and will enable us to successfully operate and expand our portfolio.

Experienced Management Team: Our senior management team, led by James Farrar, our chief executive officer, Gregory Tylee, our president and chief operating officer, and Anthony Maretic, our chief financial officer, has an intimate knowledge and understanding of each of our initial properties as well as a strong familiarity with the local markets in which the properties are located. Mr. Farrar has over 15 years of experience in real estate acquisitions, management and finance and has completed acquisitions and divestitures with a combined enterprise value in excess of $1 billion and has completed over $500 million of financings. Mr. Tylee has over 20 years of experience negotiating and structuring complex real estate transactions and developments and has been involved in real estate transactions with a combined enterprise value of approximately $1.5 billion over the course of his career. Mr. Maretic has acted as chief financial officer and chief operating officer of Earls Restaurants Ltd. and has over 20 years of experience in financing, public company reporting requirements and internal controls. Upon completion of this offering and the formation transactions, the principals of our Advisor and their affiliates will own approximately 19.5% of the equity interests of our company on a fully diluted basis, which we believe helps to align their interests with those of our stockholders.

Alignment of Interests with Established Local Operators: One component of Second City’s strategy has been to invest in properties in markets where it has relationships with well-established local real estate operators that provide property management services and, in some cases, hold minority interests in the properties that they manage. We believe that this strategy of permitting local real estate operators to invest in our properties helps to align their interests with ours. Consistent with this strategy, five of our six initial properties are managed by well-established local real estate operators, all of which have invested equity with management in the past and three of which will continue to hold a minority interest in our initial properties after completion of the formation transactions, furthering the alignment of their interests with ours. The Corporate Parkway property in Allentown, Pennsylvania, is self-managed by the sole tenant, Dun & Bradstreet, Inc. (“D&B”). Our strategy of utilizing local real estate operators also eliminates the need for us to incur the overhead costs associated with creating a real estate operation function in each of our markets. We intend to continue this strategy of offering ownership interests and other incentives to local real estate operators, which we believe can enhance the operating performance of our properties and strengthen our relationships with them.

Initial Properties with Attractive Real Estate Fundamentals: Our initial properties consist of 16 office buildings comprised of six office complexes with a total of approximately 1.85 million square feet of net rentable area in the metropolitan areas of Boise (ID), Denver (CO), Portland (OR), Tampa (FL), Allentown (PA) and Orlando (FL). We believe that our target markets have a number of the following characteristics: favorable economic growth trends, growing populations with above average employment growth forecasts, a large number of governmental offices, large international, national and regional employers across diversified industries, low-cost centers for business operations, proximity to large universities and increasing office occupancy rates. Most of the buildings included in our initial properties have undergone recent investment programs since being acquired with approximately $7.2 million of capital improvements and $14.2 million for tenant improvements and leasing commissions having been spent in the aggregate.

Investment Grade Tenants and Well-Staggered Lease Maturities: As of December 31, 2013, approximately 61.4% of the base rental revenue of our initial properties was derived from tenants that are federal or state government agencies or investment grade tenants. Five of our top ten tenants are investment grade tenants, representing approximately 45.8% of the base rental revenue of our initial properties as of December 31, 2013. Our largest tenant is the Colorado Department of Public Health and Environment, whose lease at the Cherry Creek property represents approximately 16.9% of the aggregate net rentable area of our initial properties and expires in 2026. Our initial properties also have a stable, long-term tenancy profile and our occupied and committed leases have staggered expirations and a weighted average remaining lease term to maturity of 5.2 years (10 years taking into account tenant renewal options).

Experienced Board of Directors: Our board of directors has extensive experience in the real estate industry, in real estate capital markets and as public company directors. We expect to have six directors at the completion of this offering, four of whom are expected to be independent under the standards of the NYSE. Our independent directors include William Flatt, former chief financial officer as well as secretary and later chief operating officer of Parkway Properties, Inc., a NYSE listed REIT specializing in office properties in top-tier Sunbelt markets, John McLernon, formerly the chairman and chief executive officer of Colliers Macaulay Nicolls Group, a global commercial real estate service company, Mark Murski, a managing partner with Brookfield Financial Corp., a global investment bank, and Stephen Shraiberg, the president of Urban Property Management, Inc., a Denver based real estate development and management company. Our chief executive officer, James Farrar, and the president of our Advisor, Samuel Belzberg, will also serve as members of our board of directors.

Clearly-Defined Acquisition Strategy: We will focus on acquiring office properties in our target markets that we believe possess the attractive economic and demographic characteristics described above. We expect to use our Advisor’s market specific knowledge as well as the expertise of local real estate operators and our investment partners to identify acquisition opportunities that we believe will offer cash flow stability and long-term value appreciation. Our target markets are attractive, among other reasons, because we believe that ownership is often concentrated among local real estate operators that typically do not benefit from the same access to capital as public REITs and there is a relatively low level of participation of large institutional investors, which can result in attractive pricing levels and risk-adjusted returns. Within our target markets, we expect to focus on acquiring properties with a purchase price between $20 million and $50 million as we believe that large institutional investors and public REITs prefer to target larger assets. In 2013, only 25% of office property acquisitions by public U.S. REITs had a purchase price of less than $56 million. Additionally, we believe that many local real estate operators in our target markets have difficulty raising the necessary debt and equity capital to complete acquisitions of more than $20 million.

Strong Lender Relationships: Our management has strong lending relationships with various banks, insurance companies and commercial mortgage-backed securities (“CMBS”) platforms. We expect to complete a refinancing of three of our initial properties (Cherry Creek, City Center and Corporate Parkway) with a new $95 million non-recourse mortgage loan (the “New Mortgage Loan”) from Midland National Life Insurance Company. Following the formation transactions, the Washington Group Plaza property will remain subject to an existing $34.9 million mortgage loan (the “Washington Mortgage Loan”). The AmberGlen property is subject to an existing $23.5 million mortgage loan (the “AmberGlen Mortgage Loan”). We are currently in the process of seeking to refinance the AmberGlen Mortgage Loan with a new five year, $25.4 million mortgage loan (the “AmberGlen Refinancing”). The offering hereby and formation transactions are not subject to completion of the AmberGlen Refinancing. The AmberGlen Refinancing, if completed, may occur prior to or after the completion of this offering. We also expect to enter into a new $11 million senior secured revolving credit facility (the “Revolving Credit Facility”), which we expect will have an accordion feature that will permit us to borrow up to $150 million, subject to additional collateral availability and lender approval.

Business Objectives and Growth Strategies

Our principal business objective is to provide attractive risk adjusted returns to our investors over the long-term through a combination of dividends and capital appreciation. Specifically, we intend to pursue the following strategies to achieve these objectives:

Internal Growth

We will seek to manage our properties in a manner to increase their value by improving cash flow over time through our Advisor’s “hands on” approach to real estate management alongside local real estate operators. We will focus on maintaining strong relationships with existing tenants, which we believe can help reduce marketing, leasing and tenant improvement costs required for new tenancies and minimize interruptions in rental revenue resulting from periods of vacancy and tenant renovations. Our internal growth strategy will include the following:

Seeking Contractual Rent Escalations: With respect to our initial properties as of December 31, 2013, the leases provide for contractual increases in base rental rates per square foot averaging approximately 2% per annum over the next three years. These rental escalations are expected to result in predictable increases in rental revenues for us over time. We will continue to seek to include contractual rent escalators in future leases to further facilitate predictable growth in rental income.

Expanding Our Properties: We will seek to enhance our asset base through select expansion and improvement of our properties. We believe that there are several expansion opportunities within our initial properties. As an example, management has identified an attractive 1.8 acre pad site at the Washington Group Plaza property that would be suitable for a potential future retail development either by us or through a sale to a developer. We have identified an additional 75,000 square feet of net rentable area at the Washington Group Plaza property that had been under-reported by the previous owner due to the use of out-of-date measurement standards. When new tenants take occupancy where the rentable square feet was under-reported, we intend to have the leases reflect the updated measurement standards, which will generate additional rental income for us over time.

Leasing Currently Vacant Space: As of December 31, 2013, the weighted average in place and committed occupancy rate of our initial properties was 91.3% and we believe that there is potential to generate additional rental income by leasing up space in these properties that is currently unoccupied. In addition, we have identified certain common areas that can be converted to leasable space. We believe that our initial properties compete for tenants with other landlords that are capital constrained and may not be able to enhance their buildings’ appeal through capital investments or offer tenants attractive tenant improvement packages.

Implementing Improvements and Preventive Maintenance Programs: We will seek to operate our portfolio as efficiently as possible. Site visits, property inspections and preventive maintenance programs will be performed to ensure that our properties are well maintained so that we will minimize long-term capital expenditures. In addition, we intend to actively pursue cost reduction initiatives, such as eliminating redundant or unnecessary expenses and engaging property tax appeal specialists to lower property tax costs, and make an ongoing effort to increase expense recoveries from tenants on new and renewed leases. We believe that there are opportunities for continued cost reductions at our initial properties. We will also seek to acquire properties within close geographic proximity to one another in order to benefit from economies of scale in the operation of the properties by sharing property management among properties and having greater negotiating leverage with vendors.

External Growth

Our external growth strategy will include the following:

Focusing on Acquisitions in Our Specified Target Markets: We will seek to expand our portfolio through acquisitions of office properties primarily located in our target markets. We believe that current economic conditions and relatively low levels of competition from institutional buyers have created attractive investment opportunities for the acquisition of office properties in our target markets as compared to Gateway markets. We expect to use our management team’s market specific knowledge as well as the expertise of our local real estate operators and our investment partners to identify acquisitions that we believe will offer cash flow stability and price appreciation.

We are currently in discussions regarding a number of properties that meet our investment criteria. In particular, we have engaged in dialogue or submitted non-binding indications of interest with respect to four properties within three of our target markets. Collectively, these four properties outlined below represent approximately 790,000 square feet of NRA and, on a combined basis, are available for an estimated purchase price of approximately $112 million.

•	Denver, Colorado multi-tenant property with approximately 220,000 square feet of NRA available at an estimated purchase price of approximately $23 million;

•	Denver, Colorado multi-tenant property with approximately 200,000 square feet of NRA available at an estimated purchase price of approximately $25 million;

•	Tampa, Florida multi-building property that is located in a desirable submarket that is fully leased to a long-term credit tenant. The property is approximately 190,000 square feet of NRA available at an estimated purchase price of approximately $31 million; and

•	Phoenix, Arizona multi-tenant property that is well located in what we believe is a highly desirable submarket with approximately 180,000 square feet of NRA available at an estimated purchase price of approximately $33 million.

In addition to these four potential acquisition prospects, we are also in preliminary discussions relating to a number of other potential acquisition prospects located within our target markets. We have not completed our due diligence process and have not entered into exclusivity agreements with the sellers of any of these properties. Furthermore, in the event that we were to be exclusively selected to negotiate definitive documentation, not only would we have to reach agreement as to the terms of such definitive documentation, but we would also need to satisfy a number of additional conditions and approvals in addition to completing the full scope of our due diligence process. As a result, we do not deem any of these potential acquisition prospects probable as of the date of this prospectus.

Leveraging Opportunities From Our Advisor: We expect to benefit from the strong existing industry relationships of our management team, which has completed approximately $230 million in acquisitions since April 2013. Historically, our management team has proactively sourced acquisition opportunities through a number of channels, including targeting properties owned by our local property managers and through management’s relationships with local owners, investment brokers, mortgage brokers and lenders. We believe that through the activities of the Second City Group, our Advisor will be able to maintain relationships in our target markets that may result in acquisition opportunities for us. During the term of the Advisory Agreement (as defined in “Our Advisor and the Advisory Agreement”), we will have an exclusive right of first opportunity to purchase any office property or property interest that the Second City Group (including any future funds created by the principals of Second City) or our Advisor identifies, provided that the property has greater than 85% occupancy and an average remaining lease term of more than three years.

Structure and Formation of Our Company

Formation Transactions

We were formed in November 2013 specifically for the purpose of consummating this offering. Second City currently owns 100% of our outstanding common stock. We have not commenced operations and currently do not own any property.

Following the completion of this offering and the formation transactions, our operating partnership will, directly or indirectly, hold substantially all of our assets and conduct substantially all of our operations. All of the initial property interests that we will acquire in the formation transactions currently are owned by entities that own and control our initial properties (the “Property Ownership Entities”). Pursuant to the formation transactions, (i) we intend to enter into the Advisory Agreement with our Advisor pursuant to which our Advisor will provide management and advisory services to us; (ii) we will sell 6,666,667 shares of our common stock in this offering (1,000,000 additional shares if the underwriters exercise their over-allotment option in full) and we will contribute the net proceeds to our operating partnership in exchange for 6,666,667 common units; and (iii) pursuant to separate contribution agreements, we and our operating partnership will acquire interests in the Property Ownership Entities in exchange for shares of common stock, common units and cash.

We will contribute any interests in the Property Ownership Entities that we acquire to our operating partnership in exchange for common units.

As a result of the formation transactions, we will acquire a 100% interest in each of the Washington Group Plaza, Cherry Creek and Corporate Parkway properties and we will acquire an approximately 76% interest in the AmberGlen property, 90% interest in the Central Fairwinds property and 95% interest in the City Center property. The parties retaining the remaining interests in the AmberGlen, Central Fairwinds and City Center properties at the conclusion of the formation transactions will not receive any common units, common stock or cash from us for their property interests. If the underwriters elect to exercise all or any part of their over-allotment option, we will use all of the additional net proceeds from such exercise to redeem from the Second City Group, for cash, a portion of the common stock and common units issued to them in the formation transactions at a redemption price per common unit or share of common stock equal to the public offering price per share in this offering.

With respect to the Central Fairwinds property (which is currently approximately 62.6% leased, including committed tenants), we will be obligated to make additional payments to Second City (each, an “Earn-Out Payment”) following the closing of this offering. Earn-Out Payments are contingent on the property reaching certain specified occupancy levels through new leases to qualified tenants and exceeding a net operating income threshold, which grows annually. Earn-Out Payments will be subject to a claw-back if a qualified tenant defaults in the payment of rent and is not replaced with another qualified tenant. See “Structure and Formation of Our Company—Formation Transactions.”

Benefits of the Formation Transactions to Related Parties

In connection with this offering and the formation transactions, certain of our directors, executive officers and their affiliates will receive material financial and other benefits as shown below. For a more detailed discussion of these benefits, see “Structure and Formation of Our Company,” “Management” and “Certain Relationships and Related Person Transactions.”

As a result of the Second City Group’s contribution of its interest in the Property Ownership Entities to us and our operating partnership in the formation transactions:

•	James Farrar, our chief executive officer and one of our directors, and his immediate family member will beneficially own, through their ownership interests in CIO REIT and a one-time grant of restricted stock under the Equity Incentive Plan (see “Our Advisor and the Advisory Agreement—Grants of Equity Compensation to Employees of Our Advisor”), 149,795 shares of our common stock with a total value of approximately $2,246,925, which will represent 1.2% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions;

•	Gregory Tylee, our chief operating officer and president, and his immediate family member will beneficially own, through their ownership interests in CIO REIT and a one-time grant of restricted stock under the Equity Incentive Plan (see “Our Advisor and the Advisory Agreement—Grants of Equity Compensation to Employees of Our Advisor”), 135,877 shares of our common stock with a total value of approximately $2,038,155, which will represent 1.1% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions;

•	Anthony Maretic, our chief financial officer, secretary and treasurer, will beneficially own through a one-time grant of restricted stock under the Equity Incentive Plan (see “Our Advisor and the Advisory Agreement—Grants of Equity Compensation to Employees of Our Advisor”), 18,954 shares of our common stock with a value of approximately $284,310, which will represent 0.2% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions;

•

Samuel Belzberg, president of our Advisor and one of our director nominees, and his immediate family members and associated holding companies, will beneficially own, through their ownership interests in GCC Amberglen, Gibralt, Second City GP and CIO OP and a one-time grant of restricted stock under the Equity Incentive Plan (see “Our Advisor and the Advisory Agreement—Grants of Equity Compensation to Employees

of Our Advisor”), 2,162,282 common units and shares of our common stock with a total value of approximately $32,434,230, which will represent 17.1% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions. Mr. Belzberg will also receive $10 million of cash through his ownership of Gibralt and GCC Amberglen when Gibralt and GCC Amberglen contribute their interests in the Amberglen property to our operating partnership. See “Structure and Formation of Our Company—Formation Transactions;” and

•	Stephen Shraiberg, one of our director nominees, will beneficially own 92,784 common units with a total value of approximately $1,391,760, which will represent 0.7% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions.

If the underwriters elect to exercise all or any part of their over-allotment option, we will use all of the additional net proceeds from such exercise to redeem from the Second City Group, for cash, a portion of the common stock and common units issued to them in the formation transactions at a redemption price per common unit or share of common stock equal to the public offering price per share in this offering. In such event, the number of shares of common stock and common units held by the persons named above will decrease and the amount of cash paid to such persons will increase.

Also, for so long as the Second City Group and its affiliates collectively own at least 10% or more of our outstanding common stock on a fully-diluted basis (assuming all outstanding common units not owned by us or our subsidiaries are tendered for redemption and exchanged for shares of our common stock, regardless of whether such common units are then eligible for redemption), the Second City Group will have the right from time to time to designate individuals for nomination for election by our stockholders to our board of directors as follows:

•	For so long as the Second City Group and its affiliates own 30% or more of our fully diluted outstanding common stock, (i) if the number of directors comprising our entire board of directors is six or more, the Second City Group will have the right to designate two nominees and (ii) if the number of directors comprising our entire board of directors is five or fewer, the Second City Group will have the right to designate one nominee.

•	For so long as the Second City Group and its affiliates own less than 30% but at least 10% of our fully diluted outstanding common stock, regardless of the number of directors comprising our entire board of directors, the Second City Group will have the right to designate one nominee.

•	If the Second City Group and its affiliates own less than 10% of our fully diluted outstanding common stock, the Second City Group will have no right to designate for nomination any individual to serve on our board of directors. If, subsequent to the time that Second City Group and its affiliates’ ownership of our fully diluted outstanding common stock falls below 10%, the Second City Group and entities controlled by the Second City Group again own 10% or more of the outstanding shares of our common stock as determined in the same manner as described above, then the Second City Group shall once again be entitled to exercise any designation or other applicable rights of the Second City Group set forth in the partnership agreement.

•	During any period in which the Second City Group and its affiliates own at least 5% of our fully diluted outstanding shares of our common stock as determined in the same manner as described above, the Second City Group will be entitled to identify an individual to attend and observe meetings of our board of directors.

•	Notwithstanding the foregoing, if the Second City Group and its affiliates own none of our common stock for a period of one year or more, the Second City Group’s designation or other applicable rights under the partnership agreement shall terminate. See “Description of the Partnership Agreement of City Office REIT Operating Partnership, L.P.—Purpose, Business and Management.”

Tax Protection Agreements

Pursuant to tax protection agreements, we have agreed to make certain tax indemnity payments to certain of the contributors of our initial properties and their owners (including parties related to us) if we dispose of any interest with respect to our initial properties in a taxable transaction or fail to maintain a minimum level of indebtedness during the four years immediately following the completion of the formation transactions. See “Certain Relationships and Related Person Transactions—Tax Protection Agreements.”

Indemnification Agreements

We also expect to enter into indemnification agreements with our directors and executive officers at the closing of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us as directors or officers. See “Certain Relationships and Related Person Transactions—Indemnification and Limitation of Directors’ and Officers’ Liability.” Our contribution agreements contain certain indemnification obligations with respect to the Second City Group. See “Certain Relationships and Related Person Transactions—Contribution Agreements.”

Registration Rights Agreement

We expect to enter into a registration rights agreement with the various persons receiving shares of our common stock or common units in the formation transactions, including the Second City Group and certain of our executive officers. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Our Advisor and the Advisory Agreement

In connection with this offering, we and our operating partnership will enter into an advisory agreement (the “Advisory Agreement”) with our Advisor pursuant to which our Advisor will provide management and advisory services to us. The Advisory Agreement requires our Advisor to manage our business affairs in conformity with policies and investment guidelines that are approved and monitored by our board of directors.

The principals of our Advisor, James Farrar, Gregory Tylee, Anthony Maretic and Samuel Belzberg, who control the general partner of Second City, have been actively involved in the U.S. real estate markets for over 10, 12, 16 and 48 years, respectively, and have extensive existing relationships with the brokerage community and local operators in our target markets. We expect to benefit from the experience, skill, resources, relationships and contacts of the executive officers and other key personnel of our Advisor under the Advisory Agreement. All of our executive officers are principals of our Advisor and we do not expect to have any employees upon completion of this offering and the formation transactions.

The Advisory Agreement requires us to pay our Advisor an advisory fee and acquisition fee and to reimburse it for various reasonable and documented out-of-pocket expenses. The advisory fee is a base management fee, calculated and payable in cash in arrears on a monthly basis, equal to 1/12 of the sum of (I) 0.5% multiplied by the value (at the initial public offering price) of common units and our common stock that the Second City Group will receive in connection with the formation transactions in exchange for their contributed properties and (II) 1% multiplied by the sum of (i) the net proceeds of this offering less the write off of financing costs and distributions to the City Office Predecessor members for certain transaction costs plus (ii) the difference, if any, between (A) our stockholders’ equity and non-controlling interest in the operating partnership as of the calculation date plus accumulated depreciation as of the calculation date less the accumulated depreciation as of the date immediately following completion of this offering and (B) our stockholders’ equity and noncontrolling interest in the operating partnership immediately following completion of this offering and the formation transactions:

1/12 of the sum of (0.5% x the Second City Group’s common units and common stock x initial public offering price) +

(1% x ((net proceeds of this offering – write off of financing costs – distributions to City Office Predecessor members for certain transaction costs) + (stockholders’ equity and noncontrolling interest in the operating partnership at the end of the applicable month + accumulated depreciation at the end of the applicable month – accumulated depreciation as of the date immediately following completion of this offering – stockholders’ equity and noncontrolling interest in the operating partnership at the completion of this offering)))

Following completion of this offering, payment of the full amount of the advisory fee will be subject to a quarterly Core FFO (as defined in “Our Advisor and the Advisory Agreement—Advisory Agreement” section below) test. If our quarterly Core FFO per share, as defined in our Advisory Agreement, for a full calendar quarter is not greater than 1.5% (6% annualized) of the public offering price of our common stock in this offering, up to 50%, of that quarter’s advisory fee in the amount of the shortfall of our quarterly Core FFO per share times the number of shares of our common stock and outstanding common units not held by us (collectively, the “Fully Diluted Share Count”) will be deferred until such time as our quarterly Core FFO per share exceeds the 1.5% threshold, at which time all deferred amounts will be paid. The Core FFO test shall apply to each full calendar quarter following completion of this offering and shall terminate upon the earlier of (i) the second anniversary of the completion of this offering or (ii) our Core FFO having equaled or exceeded 1.5% for a full calendar quarter. In the event that the quarterly Core FFO threshold is not met during the two year period following completion of this offering, none of the deferred advisory fee will be paid. We initially expect to make cash distributions between approximately 100% and 105% of our Core FFO.

In addition, the Advisory Agreement requires us to provide a one-time grant of equity compensation, in the form of restricted stock units equal to 3% of the number of shares of our common stock and common units outstanding upon completion of this offering (exclusive of any shares of our common stock issued pursuant to the underwriters’ exercise of the over-allotment option) to our Advisor. However, we are permitted to, and intend to, fulfill this obligation in part by granting restricted stock units, on behalf of our Advisor, to the president of our Advisor and to employees and officers of our Advisor serving as our executive officers. See “Executive and Director Compensation.” Following completion of this offering, our Advisor’s employees will be eligible for additional equity incentive grants pursuant to our Equity Incentive Plan (as defined below).

An acquisition fee equal to 1% of the gross purchase price of each property (other than our initial properties, and, with respect to acquisition by a joint venture, 1% of the gross purchase price of such property multiplied by our or our subsidiary’s beneficial ownership interest in such joint venture) is due at the closing of each acquisition. Up to one-third of the acquisition fee may be paid in the form of our common stock at the discretion of our board of directors.

The Advisory Agreement has an initial four-year term and will automatically be renewed for additional one-year terms unless terminated by either us or our Advisor upon prior notice. Our board of directors will have the option to internalize our management with no termination payment to our Advisor once our fully-diluted equity market capitalization exceeds $500 million. While there is no termination payment associated with an internalization event, our Advisor is entitled to receive a termination payment from us under certain limited circumstances. If we terminate the Advisory Agreement as a result of a change of control of our company or if the Advisor terminates the Advisory Agreement as a result of an event of default by our company under the Advisory Agreement, we must pay our Advisor a termination fee equal to three times the amount of the advisory fees and acquisition fees earned by the Advisor for the 12 months preceding the termination up to a maximum of 4% of our equity market capitalization, as further described in “Our Advisor and the Advisory Agreement—Term and Termination.” Upon completion of this offering, we will be prohibited from acquiring properties directly from the Second City Group, which is composed of affiliates of our Advisor, without first obtaining the approval of the majority of our stockholders. See “Our Advisor and the Advisory Agreement—Advisory Agreement” and “Conflicts of Interest—Non-Competition and Non-Solicitation Provisions.”

Our Administrator

In connection with this offering, our Advisor will enter into an administration agreement (the “Administration Agreement”) with Second City Capital II Corporation (our “Administrator”), an affiliate of Second City. Pursuant to the Administration Agreement, our Advisor will have access to the Second City Group’s employees, infrastructure, business relationships, information technologies, capital raising capabilities, legal and compliance functions and accounting, treasury and investor relations capabilities, which will enable our Advisor to fulfill its responsibilities under the Advisory Agreement. The Administration Agreement will terminate upon termination of the Advisory Agreement.

Conflicts of Interest

We will be externally managed by our Advisor. Our executive officers, certain of whom are also our directors, are principals of our Advisor. Related parties participated in the negotiation of the Advisory Agreement and its terms, including fees payable to our Advisor, and equity awards may not be as favorable to us if such related parties did not participate in such negotiations. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Advisory Agreement because of our desire to maintain our ongoing relationship with our Advisor. Pursuant to the Advisory Agreement, our Advisor is obligated to supply us with all of our management team. However, our Advisor is not obligated to dedicate any specific personnel exclusively to us, nor will the Advisor’s personnel, other than our chief financial officer, be obligated to dedicate any specific portion of their time to the management of our business. In addition, subject to the direction and oversight of our board of directors, our Advisor has significant discretion regarding the implementation of our operating policies and strategies, including our investment, finance and leverage and conflicts of interest policies. Our Advisor has advised us that it does not intend to provide management or advisory services to other entities but may decide to do so in the future. See “Conflicts of Interest.”

Our Structure

The following diagram depicts our expected ownership structure and the expected ownership structure of our operating partnership upon completion of this offering and the formation transactions (assuming no exercise by the underwriters of their over-allotment option and excluding restricted stock to be granted to our directors and executive officers under the Equity Incentive Plan):

(1)	City Office will be the sole general partner of our operating partnership and will own a 69.6% ownership interest in our operating partnership upon the completion of the offering and the formation transactions.
(2)	Our operating partnership will own interests in each of the Property Ownership Entities as follows: Amberglen Properties Limited Partnership (OR) (76%), Core Cherry Limited Partnership (DE) (100%), Central Fairwinds Limited Partnership (FL) (90%), City Center STF, LP (FL) (95%), SCCP Boise Limited Partnership (DE) (100%), SCCP Boise Outlot Limited Partnership (DE) (100%) and SCCP Central Valley Limited Partnership (DE) (100%).
(3)	The general partner of each of the Property Ownership Entities is a separate entity established for the purpose of holding the following interest: Gibralt Amberglen LLC (DE), Core Cherry GP Corp. (DE), Central Fairwinds GP Corporation (FL), City Center STF GP Corp. (FL), SCCP Boise GP, Inc. (DE), SCCP Boise Outlot GP, Inc. (DE) and SCCP Central Valley GP Corp. (DE), each of which will elect to be a taxable REIT subsidiary of ours (other than Gibralt Amberglen LLC (DE)).
(4)	In connection with the formation transactions, Gibralt will receive 123 common units with an aggregate value of approximately $1,845, which represents 0.001% of the total number of shares of our common stock outstanding on a fully diluted basis upon the completion of this offering.

Summary Risk Factors

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the matters discussed below and in the “Risk Factors” section beginning on page 18 of this prospectus prior to deciding whether to invest in our common stock. If any of the following risks occur, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. In that case, the market price of our common stock could decline and you may lose some or all of your investment.

Some of these risks include:

•	there are inherent risks associated with real estate investments and with the real estate industry, each of which could have an adverse impact on our financial performance and the value of our property;

•	significant competition may decrease or prevent increases in our initial properties’ occupancy and rental rates and may reduce our investment opportunities;

•	a decrease in demand for office space may have a material adverse effect on our financial condition and results of operations;

•	failure by any major tenant to make rental payments to us because of a deterioration of its financial condition, a termination of its lease, a non-renewal of its lease or otherwise, could seriously harm our results of operations;

•	we will have a substantial amount of indebtedness outstanding following this offering, which may affect our ability to pay distributions, may expose us to interest rate fluctuation risk and may expose us to the risk of default under our debt obligations;

•	current challenging economic conditions facing us and our tenants may have a material adverse effect on our financial condition and results of operations;

•	potential losses, including from adverse weather conditions, natural disasters and title claims, may not be covered by insurance;

•	we have no operating history and no employees and may not be able to successfully operate our business or generate sufficient cash flows to make or sustain distributions to our stockholders;

•	we may face additional risks and costs associated with owning properties occupied by government tenants, which could negatively impact our cash flows and results of operations;

•	we may be unable to complete acquisitions and, even if acquisitions are completed, we may fail to successfully operate acquired properties;

•	acquired properties may be located in new markets where we may face risks associated with investing in an unfamiliar market;

•	our failure to qualify as a REIT would result in significant adverse tax consequences to us and would adversely affect our business and the value of our stock;

•	our Advisor and certain of its affiliates may have interests that diverge from the interests of our common stockholders;

•	we will depend upon our Advisor to conduct our operations and, therefore, any adverse changes in the financial health or personnel of our Advisor, or our relationship with our Advisor, could hinder our operating performance and adversely affect the market price of our common stock;

•	if our Advisor loses or is unable to retain or obtain key personnel, our ability to implement our investment strategies could be hindered, which could adversely affect our cash flow and ability to make cash distributions to our stockholders;

•	there is currently no public market for our common stock and an active trading market for our common stock may not develop following this offering; and

•	our board of directors may amend our investing and financing guidelines without stockholder approval, and, accordingly, you would have limited control over changes in our policies that could increase the risk that we default under our debt obligations or that could harm our business, results of operations and share price.

Our REIT Status

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT commencing with our taxable year ending December 31, 2014. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our stockholders. As a REIT, we generally will not be subject to U.S. federal income tax on our taxable income that we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates. See “U.S. Federal Income Tax Considerations.”

Restrictions on Ownership and Transfer of Our Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended (the “Code”), our charter generally prohibits any person from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. We refer to these restrictions as the “ownership limits.” Our charter permits our board of directors, in its sole and absolute discretion, to exempt a person, prospectively or retroactively, from one or both of the ownership limits if, among other limitations, the person’s ownership of our stock in excess of the ownership limits will not cause us to fail to qualify as a REIT.

Under the Amended and Restated Agreement of Limited Partnership of City Office REIT Operating Partnership, L.P. (the “partnership agreement”), unitholders do not have redemption or exchange rights, except under limited circumstances, for a period of 12 months following completion of this offering, and may not otherwise transfer their units, except under certain limited circumstances, for a period of 12 months from completion of this offering. After the expiration of this 12-month period, transfers of units by limited partners and their assignees are subject to various conditions, including our right of first refusal, as described under “Description of the Partnership Agreement of City Office REIT Operating Partnership, L.P. —Transfers and Withdrawals.” In addition, our executive officers, directors, our Advisor, the Second City Group and our other existing security holders (each, a “lock-up party”) have agreed not to sell or transfer any lock-up securities for a period of (i) 180 days, (ii) 12 months and (iii) 18 months for each of one-third of the lock-up securities a lock-up party owns, respectively, after the date of this prospectus without first obtaining the written consent of Janney Montgomery Scott LLC.

Distribution Policy

The Code generally requires that a REIT distribute annually at least 90% of its adjusted REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. In order to qualify for REIT status and generally not to be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our net taxable income to holders of our common stock out of assets legally available therefor. Our future distributions will be at the discretion of our board of directors and will depend upon our earnings and financial condition, maintenance of REIT qualification, the applicable provisions of the Maryland General Corporation Law and such other factors as our board of directors may determine in its sole discretion. See “Distribution Policy.”

To the extent that our cash available for distribution is less than 90% of our adjusted REIT taxable income, we may consider various funding sources to cover any such shortfall, including borrowing under our credit facility, selling certain of our assets or using a portion of the net proceeds that we receive in this offering or future offerings. Our distribution policy enables us to review the alternative funding sources available to us from time to time.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.

In addition, for so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (United States) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes” votes; and

•	disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

While we are an emerging growth company, the JOBS Act permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to opt out of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year during which we had $1 billion or more in annual gross revenues; (ii) the end of fiscal year 2019; (iii) our issuance, in a three-year period, of more than $1 billion in non-convertible debt; or (iv) the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter.

Corporate Information

City Office REIT, Inc., a Maryland corporation, was incorporated on November 26, 2013. Our principal executive offices are located at Suite 2600, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9. Our telephone number is (604) 806-3366. We will also maintain an internet website at www.cityofficereit.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

The Offering

Common stock offered by us	6,666,667 shares (plus up to an additional 1,000,000 shares of our common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option in full)

Common stock to be outstanding after this offering	8,912,699 shares (1)(2)

Common stock and common units to be outstanding after this offering and the formation transactions	12,635,809 shares and common units (1)(2)(3)

Use of proceeds	We estimate that the net proceeds of this offering, after deducting underwriting discount and estimated expenses, will be approximately $89.4 million ($103.4 million if the underwriters exercise their over-allotment option in full). We will contribute the net proceeds of this offering to our operating partnership in exchange for common units. Our operating partnership intends to use the net proceeds of this offering as follows:

•	approximately $19.4 million to acquire interests in our initial properties, including the payment of transaction expenses in connection with the contribution of our initial properties in the formation transactions;

•	approximately $6.5 million to repay portions of certain mortgage loans as the proceeds from our new mortgage loans will be less than the amount of mortgage loans we will repay in connection with this offering; and

•	the remaining approximately $63.5 million for general working capital purposes, including payment of expenses associated with our formation transactions and refinancings, future acquisitions and creating reserves for capital expenditures, tenant improvements and leasing commissions.

If the underwriters elect to exercise all or any part of their over-allotment option, we will use all of the additional net proceeds from such exercise, to redeem from the Second City Group, for cash, a portion of the common stock and common units issued to them in the formation transactions at a redemption price per common unit or share of common stock equal to the public offering price per share in this offering.

Our Advisor	Pursuant to the terms of the Advisory Agreement, our Advisor will provide management and advisory services to us.

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 18 and other information included in this prospectus before investing in our common stock.

New York Stock Exchange symbol	Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CIO,” subject to official notice of issuance.

(1)	Assumes the underwriters’ over-allotment option to purchase up to an additional 1,000,000 shares of common stock is not exercised.
(2)	Includes 1,866,958 shares of our common stock issued to CIO REIT in the formation transactions and 379,074 shares of our common stock to be issued upon vesting and settlement of equity compensation grants to our executive officers. Does not include 1,000 shares of common stock initially issued to Second City, which will be repurchased by us at cost upon the completion of this offering, or 884,506 shares of our common stock or LTIP units (as defined below) available for future issuance under the Equity Incentive Plan. See “Executive and Director Compensation—Equity Incentive Plan.”
(3)	Includes 3,723,110 common units expected to be issued and outstanding upon completion of the formation transactions.

Summary Financial Data

The following financial data should be read in conjunction with the audited and unaudited financial statements and the related notes, and our unaudited pro forma financial information and the related notes, included elsewhere in this prospectus.

The following table sets forth summary financial and operating data on (i) a consolidated pro forma basis for our company after giving effect to (a) the formation transactions, including our acquisition of interests in our initial properties, and required purchase accounting adjustments, (b) the estimated net proceeds, including the use thereof, from this offering as if each occurred on December 31, 2013 and (c) the continuance of the Washington Mortgage Loan and the AmberGlen Mortgage Loan, the incurrence, including the use thereof, of indebtedness under the New Mortgage Loan and our entry into the Revolving Credit Facility, and (ii) a combined historical basis for the real estate activity and holdings of the entities that own the historical interests in the AmberGlen, Central Fairwinds, City Center, Cherry Creek, Corporate Parkway and Washington Group Plaza properties, which are the initial properties being contributed to us in the formation transactions (the “City Office Predecessor”). We have not presented historical information for City Office because we have not had any corporate activity since our formation other than the issuance of 1,000 shares of common stock to Second City in connection with our initial capitalization, and activity in connection with the formation transactions and this offering, and because we believe that a discussion of the results of City Office would not be meaningful.

The historical combined balance sheet information as of December 31, 2013 and December 31, 2012 of the City Office Predecessor and the combined statements of operations information for the years ended December 31, 2013 and December 31, 2012 of the City Office Predecessor have been derived from the historical audited combined financial statements included elsewhere in this prospectus.

Our unaudited summary pro forma financial statements and operating information as of and for the year ended December 31, 2013 assume completion of this offering and the formation transactions as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

The information presented below should be read in conjunction with “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and our audited and unaudited financial statements and related notes, which are included elsewhere in this prospectus.

City Office REIT, Inc. (Pro Forma) and the City Office Predecessor (Historical)

	Year Ended December 31,
	Pro Forma Consolidated	Historical Combined
	2013	2013	2012
	(Unaudited)
Statement of Operations Data:
Revenues
Rental income	$29,598,376	$18,427,794	$9,991,712
Expense reimbursement	2,185,817	1,316,068	1,053,466
Other	785,162	746,716	471,280

Total Revenues	$32,569,355	$20,490,578	$11,516,458

Operating Expenses
Property operating expenses	$8,873,869	$6,021,287	$4,109,993
Insurance	610,906	518,361	398,083
Property taxes	1,805,440	1,385,954	969,564
Property acquisition costs	1,479,292	1,479,292	212,765
Base management fee	1,283,128	—	—
General and administrative	1,477,000	—	—
Property management fees	665,325	539,460	571,420
Stock based compensation	1,895,371	—	—
Depreciation and amortization	13,065,765	7,775,219	3,956,204

Total Operating Expenses	$31,156,096	$17,719,573	$10,218,029

Operating Income	$1,413,259	$2,771,005	$1,298,429

Other Expense (income)
Canadian offering costs	$1,983,195	$1,983,195	$—
Interest expense, net	7,197,139	5,368,016	3,685,881
Equity in income of unconsolidated entity	—	(402,913)	(505,877)

Net Loss	$(7,767,075)	$(4,177,293)	$(1,881,575)
Net Loss Attributable to Noncontrolling Interests in the Properties	$(190,624)	$44,368	$286,481

	(7,957,699)	(4,132,925)	(1,595,094)
Net Loss Attributable to Noncontrolling Interest in Operating Partnership	2,415,991	—	—

Net Loss Attributable to City Office REIT, Inc./City Office Predecessor	(5,541,708)	(4,132,925)	(1,595,094)
Balance Sheet Data (at year end):
Real estate properties, net of accumulated depreciation	$146,015,624	$100,126,486	$42,171,832
Investments in unconsolidated entity	—	4,337,899	4,882,753
Total Assets	254,658,665	143,639,341	61,016,126
Mortgage loans payable	153,449,159	109,916,430	53,256,600
Total Liabilities	166,528,742	115,931,226	55,006,264
Stockholder/Owners’ Equity	89,605,208	26,624,375	6,149,404
Noncontrolling interests in operating partnership	395,199	—	—
Noncontrolling interests in properties	(1,870,484)	1,083,740	(139,542)
Total Equity	$88,129,923	$27,708,115	$6,009,862

Other Data:
Cash flows from / (to):
Operating activities	—	$1,459,782	$3,891,017
Investing activities	—	(75,105,500)	(17,109,811)
Financing activities	—	77,666,866	14,858,006

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. If any of the following risks actually occur, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. The market price of our common stock could decline due to any of these risks and, as a result, you may lose all or part of your investment in our common stock. Some statements in this prospectus, including statements contained in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Relating to Our Business and Our Properties

There are inherent risks associated with real estate investments and with the real estate industry, each of which could have an adverse impact on our financial performance and the value of our properties.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Our financial performance and the value of our properties can be affected by many of these factors, including the following:

•	adverse changes in financial conditions of buyers, sellers and tenants of our properties, including bankruptcies, financial difficulties or lease defaults by our tenants;

•	the national, regional and local economy, which may be negatively impacted by concerns about inflation, deflation and government deficit, high unemployment rates, decreased consumer confidence, industry slowdowns, reduced corporate profits, liquidity concerns in our markets and other adverse business concerns;

•	local real estate conditions, such as an oversupply of, or a reduction in, demand for office space and the availability and creditworthiness of current and prospective tenants;

•	vacancies or ability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options;

•	changes in operating costs and expenses, including, without limitation, increasing labor and material costs, insurance costs, energy prices, environmental restrictions, real estate taxes and costs of compliance with laws, regulations and government policies, which we may be restricted from passing on to our tenants;

•	fluctuations in interest rates, which could adversely affect our ability, or the ability of buyers and tenants of our properties, to obtain financing on favorable terms or at all;

•	competition from other real estate investors with significant capital, including other real estate operating companies, publicly traded REITs and institutional investment funds;

•	inability to refinance our indebtedness, which could result in a default on our obligation and trigger cross default provisions that could result in a default on other indebtedness;

•	the convenience and quality of competing office properties;

•	inability to collect rent from tenants;

•	our ability to secure adequate insurance;

•	our ability to secure adequate management services and to maintain our properties;

•	changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws, government fiscal policies and the Americans with Disabilities Act of 1990 (the “ADA”); and

•	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes, wind damage and floods, which may result in uninsured and underinsured losses.

In addition, because the yields available from equity investments in real estate depend in large part on the amount of rental income earned, as well as property operating expenses and other costs incurred, a period of economic slowdown or recession, or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults among our existing leases, and, consequently, our properties, including any held by joint ventures, may fail to generate revenues sufficient to meet operating, debt service and other expenses. As a result, we may have to borrow amounts to cover fixed costs, and our financial condition, results of operations, cash flow, per share market price of our common stock and ability to satisfy our principal and interest obligations and to make distributions to our stockholders may be adversely affected.

Significant competition may decrease or prevent increases in our properties’ occupancy and rental rates and may reduce our investment opportunities.

We compete with numerous developers, owners and operators of office properties, many of which own properties similar to ours in the same submarkets in which our properties are located. Furthermore, undeveloped land in many of the markets in which we operate is generally more readily available and less expensive than in Gateway markets, which are commonly defined as New York, Los Angeles, Washington, D.C., Boston, Chicago and San Francisco. If our competitors offer space from existing or new buildings at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain or attract tenants when our tenants’ leases expire. Our competitors may have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. As a result, our financial condition, results of operations, cash flows and market price of our common stock could be adversely affected.

A decrease in demand for office space may have a material adverse effect on our financial condition and results of operations.

Our portfolio of properties consists entirely of office properties and because we seek to acquire similar properties, a decrease in the demand for office space may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. If parts of our properties are leased within a particular sector, a significant downturn in that sector in which the tenants’ businesses operate would adversely affect our results of operations. In addition, where a government agency is a tenant, which is the case for a number of our initial properties, austerity measures and governmental deficit reduction programs may lead government agencies to consolidate and reduce their office space, terminate their lease and decrease their workforce, which may reduce demand for office space in the government sector.

Failure by any major tenant to make rental payments to us, because of a deterioration of its financial condition, a termination of its lease, a non-renewal of its lease or otherwise, could seriously harm our results of operations.

As of December 31, 2013, approximately 61.6% of the base rental revenue of our initial properties was derived from our ten largest tenants. Our largest tenant is the Colorado Department of Public Health and Environment, which accounted for approximately 18% of our annualized base rental revenue of our initial properties for the year ended December 31, 2013. The Corporate Parkway property is leased to a single tenant, D&B, which accounted for approximately 10% of our annualized base rental revenue for the year ended December 31, 2013. Our results of operations depend on our ability to collect rent from the Colorado Department of Public Health and Environment, D&B and other tenants. At any time, our tenants may experience a downturn in their businesses that may significantly weaken their financial condition, whether as a result of general economic conditions or otherwise. As a result, our tenants may fail to make rental payments when due, delay lease commencements, decline to extend or renew leases upon expiration or declare bankruptcy. Any of these actions could result in the termination of the tenants’ leases or the failure to renew a lease and the loss of rental income attributable to the terminated leases. The occurrence of any of the situations described above could seriously harm our results of operations.

We may be unable to secure funds for future tenant or other capital improvements or payment of leasing commissions, which could limit our ability to attract or replace tenants and adversely impact our ability to make cash distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, it is common that, in order to attract replacement tenants, we will be required to expend funds for tenant improvements, payment of leasing commissions and other concessions related to the vacated space. Such tenant improvements may require us to incur substantial capital expenditures. We may not be able to fund capital expenditures solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income excluding net capital gains each year to qualify as a REIT. As a result, our ability to fund tenant and other capital improvements or payment of leasing commissions through retained earnings may be limited. If we have insufficient capital reserves, we will have to obtain financing from other sources. We may also have future financing needs for other capital improvements to refurbish or renovate our properties. If we are unable to secure financing on terms that we believe are acceptable or at all, we may be unable to make tenant and other capital improvements or payment of leasing commissions or we may be required to defer such improvements. If this happens, it may cause one or more of our properties to suffer from a greater risk of obsolescence or a decline in value, as a result of fewer potential tenants being attracted to the property or existing tenants not renewing their leases. If we do not have access to sufficient funding in the future, we may not be able to make necessary capital improvements to our properties, pay leasing commissions or other expenses or pay distributions to our stockholders.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, which could adversely affect our financial condition, results of operations and cash flow.

In order to retain existing tenants and attract new clients, we may be required to offer more substantial rent abatements, tenant improvements and early termination rights or accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers, which could adversely affect our results of operations and cash flow. Additionally, if we need to raise capital to make such expenditures and are unable to do so, or such capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases, which could adversely affect our financial condition, results of operations and cash flow.

We depend on external sources of capital that are outside of our control, which may affect our ability to seize strategic opportunities, satisfy our debt obligations and make distributions to our stockholders.

In order to qualify as a REIT, we are generally required under the Code to annually distribute at least 90% of our REIT taxable income, determined without regard to the distributions paid deduction and excluding any net capital gain. In addition, as a REIT, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs (including redevelopment, acquisition, expansion and renovation activities, payments of principal and interest on and the refinancing of our existing debt, tenant improvements and leasing costs), from operating cash flow. Consequently, we may rely on third-party sources to fund our capital needs. We may not be able to obtain the necessary financing on favorable terms, in the time period we desire or at all. Any additional debt we incur will increase our leverage, expose us to the risk of default and may impose operating restrictions on us, and any additional equity we raise could be dilutive to existing stockholders. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s view of the quality of our assets;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our principal and interest obligations or make the cash distributions to our stockholders necessary to qualify as a REIT.

We will have a substantial amount of indebtedness outstanding following this offering, which may affect our ability to pay distributions, may expose us to interest rate fluctuation risk and may expose us to the risk of default under our debt obligations.

We expect to enter into the New Mortgage Loan and the Revolving Credit Facility prior to, or concurrently with, the closing of this offering. We expect that the Revolving Credit Facility will have an accordion feature that will permit us to borrow up to $150 million, subject to additional collateral availability and lender approval. Following the formation transactions, the Washington Group Plaza property will remain subject to the Washington Mortgage Loan and the AmberGlen property will remain subject to the AmberGlen Mortgage Loan unless the AmberGlen Refinancing has occurred prior to the closing of this offering. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the distributions currently contemplated or necessary to qualify or maintain qualification as a REIT. Our substantial outstanding indebtedness, and the limitations imposed on us by our debt agreements, could have other significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to capitalize upon emerging acquisition opportunities or meet operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or require us to retain cash for reserves;

•	we may be unable to hedge floating rate debt, counterparties may fail to honor their obligations under our hedge agreements and these agreements may not effectively hedge interest rate fluctuation risk;

•	we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans;

•	our default under any of our indebtedness with cross default provisions could result in a default on other indebtedness; and

•	cross default provisions on properties with minority parties could trigger indemnity obligations.

If any one of these events were to occur, our financial condition, results of operations, cash flows, market price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected. In addition, any foreclosure on our properties could create taxable income without accompanying cash proceeds, which could adversely affect our ability to meet the distribution requirements necessary to qualify as a REIT.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

In providing financing to us, a lender may impose restrictions on us that would affect our ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our stockholders and otherwise affect our distribution and operating policies. In general, we expect that our loan agreements will restrict our ability to encumber or otherwise transfer our interest in the respective property without the prior consent of the lender. Such loan documents may contain other negative covenants that may limit our ability to discontinue insurance coverage, replace our Advisor or impose other limitations. Any such restriction or limitation may limit our ability to make distributions to you. Further, such restrictions could make it difficult for us to satisfy the requirements necessary to qualify as a REIT.

We may engage in hedging transactions, which can limit our gains and increase exposure to losses.

Subject to qualifying as a REIT, we may enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our hedging transactions may include entering into interest rate swap agreements or interest rate cap or floor agreements, or other interest rate exchange contracts. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. No hedging activity can completely insulate us from the risks associated with changes in interest rates. Moreover, interest rate hedging could fail to protect us or adversely affect us because, among other things:

•	available interest rate hedging may not correspond directly with the interest rate risk for which we seek protection;

•	the duration of the hedge may not match the duration of the related liability;

•	the party owing money in the hedging transaction may default on its obligation to pay;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

•	the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value, such downward adjustments, or “mark-to-market losses,” which would reduce our stockholders’ equity.

Hedging involves risk and typically involves costs, including transaction costs, that may reduce our overall returns on our investments. These costs increase as the period covered by the hedging increases and during periods of rising and volatile interest rates. These costs will also limit the amount of cash available for distribution to stockholders. We generally intend to hedge as much of the interest rate risk as our Advisor determines is in our best interests given the cost of such hedging transactions. The REIT tax rules may limit our ability to enter into hedging transactions by requiring us to limit our income from non-qualifying hedges. If we are unable to hedge effectively because of the REIT tax rules, we will face greater interest rate exposure than may be commercially prudent.

Economic conditions may adversely affect the real estate market and our income.

Continued concerns regarding the uncertainty over whether the U.S. economy will be adversely affected by inflation, deflation or stagflation, and the systemic impact of increased unemployment and underemployment, volatile energy costs, geopolitical issues, the availability and cost of credit, the mortgage market in the United States and a distressed real estate market have contributed to increased market volatility and weakened business and consumer confidence. This difficult operating environment could adversely affect our ability to generate revenues, thereby reducing our operating income and earnings.

In addition, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, competition from other similar properties, our ability to provide or arrange for adequate maintenance, insurance and management and advisory services, increased operating costs (including real estate taxes), the attractiveness and location of the property and changes in market rental rates may adversely affect a property’s income and value. A rise in energy costs could result in higher operating costs, which may affect our results of operations. In addition, local conditions in the markets in which we own or intend to own properties may significantly affect occupancy or rental rates at such properties. Events that could prevent us from raising or maintaining rents or cause us to reduce rents include layoffs, plant closings, relocations of significant local employers and other events reducing local employment rates, an oversupply of—or a lack of demand for—office space, a decline in household formation and the inability or unwillingness of tenants to pay rent increases.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties, which could have an adverse impact on our financial conditions, results of operations, cash flows and market price of our common stock.

The properties in our initial portfolio are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval or waivers from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that could increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief. Our failure to obtain such permits, licenses and zoning relief or to comply with applicable laws could have an adverse effect on our financial condition, results of operations, cash flow and per share market price of our common stock.

We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances, which could adversely affect our operations, the value of our properties, and our ability to make distributions to our stockholders.

Our properties may be subject to environmental liabilities. Under various federal, state and local laws, a current or previous owner, operator or tenant of real estate can face liability for environmental contamination created by the presence, discharge or threat of discharge of hazardous or toxic substances. Liabilities can include the cost to investigate, clean up and monitor the actual or threatened contamination and damages caused by the contamination or threatened contamination.

The liability under such laws may be strict, joint and several, meaning that we may be liable regardless of whether we knew of, or were responsible for, the presence of the contaminants, and the government entity or private party may seek recovery of the entire amount from us even if there are other responsible parties. Liabilities associated with environmental conditions may be significant and can sometimes exceed the value of the affected property. The presence of hazardous substances on a property may adversely affect our ability to sell or rent that property or to borrow using that property as collateral.

Environmental laws also:

•	may require the removal or upgrade of underground storage tanks;

•	regulate the discharge of storm water, wastewater and other pollutants;

•	regulate air pollutant emissions;

•	regulate hazardous materials’ generation, management and disposal; and

•	regulate workplace health and safety.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

Independent environmental consultants have conducted Phase I or similar environmental site assessments on all of our initial properties. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include subsurface investigations or mold or asbestos surveys. None of the recent site assessments revealed any past or present environmental liability that we believe would have a material adverse effect on our business, financial condition, cash flows or results of operations. However, the assessments may have failed to reveal all environmental conditions, liabilities or compliance concerns. Material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future; and future laws, ordinances or regulations may impose material additional environmental liability.

Costs of future environmental compliance could negatively affect our ability to make distributions to our stockholders, and remedial measures required to address such conditions could have a material adverse effect on our business, financial condition, cash flows or results of operations.

Our properties may contain asbestos or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem, which could adversely affect the value of the affected property and our ability to make distributions to our stockholders.

We are required by federal regulations with respect to our properties to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials (“ACMs”) and potential ACMs. We may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACMs and potential ACMs at our properties as a result of these regulations. The regulations may affect the value of any of our properties containing ACMs and potential ACMs. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of ACMs and potential ACMs when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a property.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions.

The presence of ACMs or significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the ACMs or mold from the affected property. In addition, the presence of ACMs or significant mold could expose us to claims of liability to our tenants, their or our employees, and others if property damage or health concerns arise.

Potential losses, including from adverse weather conditions, natural disasters and title claims, may not be covered by insurance.

Certain of our initial properties are located in Florida, Idaho and Oregon, where natural disasters such as hurricanes and earthquakes are more common than in other states. Given recent extreme weather events across other parts of the United States, it is also possible that our other properties could incur significant damage due to other natural disasters. While we carry insurance to cover a substantial portion of the cost of such events, our insurance includes deductible amounts and certain items may not be covered by insurance. Future natural disasters may significantly affect our operations and properties and, more specifically, may cause us to experience reduced rental revenue (including from increased vacancy), incur clean-up costs or otherwise incur costs in connection with such events. Any of these events may have a material adverse effect on our business, cash flows, financial condition, results of operations and ability to make distributions to our stockholders.

Furthermore, we do not carry insurance for certain losses, including, but not limited to, losses caused by certain environmental conditions, such as mold or asbestos, riots or war. In addition, our title insurance policies may not insure for the current aggregate market value of our portfolio, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases. As a result, we may not have sufficient coverage against all losses that we may experience, including from adverse title claims.

If we experience a loss that is uninsured or exceeds policy limits, we could incur significant costs and lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

Moreover, we carry several different lines of insurance, placed with several large insurance carriers. If any one of these large insurance carriers were to become insolvent, we would be forced to replace the existing insurance coverage with another suitable carrier and any outstanding claims would be at risk for collection. In such an event, we cannot be certain that we would be able to replace the coverage at similar or otherwise favorable terms. Replacing insurance coverage at unfavorable rates and the potential of uncollectible claims due to carrier insolvency could adversely affect our results of operations and cash flows.

We have no operating history and no employees and may not be able to successfully operate our business or generate sufficient cash flow to make or sustain distributions to our stockholders.

We are newly formed and have no operating history or employees. We are dependent on our Advisor to manage the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives as described in this prospectus and that the value of your investment could decline substantially. We may not be able to generate sufficient cash flow over time to pay our operating expenses and make or sustain distributions to our stockholders.

We may be limited in our ability to diversify our investments making us more vulnerable economically than if our investments were diversified.

Our ability to diversify our portfolio may be limited both as to the number of investments owned and the geographic regions in which our investments are located. While we will seek to diversify our portfolio by geographic location, we expect to focus on our specified target markets that we believe offer the opportunity for attractive returns and, accordingly, our actual investments may result in concentrations in a limited number of geographic regions. As a result, there is an increased likelihood that the performance of any single property, or the economic performance of a particular region in which our properties are located, could materially affect our operating results.

We may acquire properties with lock-out provisions, or agree to such provisions in connection with obtaining financing, which may prohibit us from selling or refinancing a property during the lock-out period.

We may acquire properties in exchange for common units and agree to restrictions on sales or refinancing, called “lock-out” provisions, which are intended to preserve favorable tax treatment for the owners of such properties who sell them to us. In addition, we may agree to lock-out provisions in connection with obtaining financing for the acquisition of properties. Lock-out provisions could materially restrict us from selling, otherwise disposing of or refinancing properties. These restrictions could affect our ability to turn our investments into cash and thus affect cash available for distributions to our stockholders. Lock-out provisions could impair our ability to take actions during the lock-out period that would otherwise be in the best interests of our stockholders and, therefore, could adversely impact the market value of our common stock. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

The real estate investments made, and to be made, by us are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our initial portfolio in response to changing economic, financial and investment conditions is limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties is subject to weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, such as the recent economic downturn, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. Furthermore, our ability to dispose of our initial properties within the four years immediately following the completion of the formation transactions is subject to certain limitations imposed by our tax protection agreements.

In addition, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to adjust our initial portfolio in response to economic or other conditions promptly or on favorable terms, which may adversely affect our financial condition, results of operations, cash flow and per share market price of our common stock.

If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

If we decide to sell any of our properties, we intend to use commercially reasonable efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. If we provide financing to purchasers, we will bear the risk of default by the purchaser which would reduce the value of our assets, impair our ability to make distributions to our stockholders and reduce the price of our common stock.

We may be unable to collect balances due on our leases from any tenants in bankruptcy, which could adversely affect our cash flow and the amount of cash available for distribution to our stockholders.

The bankruptcy or insolvency of one or more of our tenants may adversely affect the income produced by our properties. We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. If a tenant files for bankruptcy, any or all of the tenant’s or a guarantor of a tenant’s lease obligations could be subject to a bankruptcy proceeding pursuant to Chapter 11 or Chapter 7 of the U.S. Bankruptcy Code. Such a bankruptcy filing would bar all efforts by us to collect pre-bankruptcy rents from these entities or their properties, unless we receive an order from the bankruptcy court permitting us to do so. A tenant or lease guarantor bankruptcy could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums. If a lease is rejected by a tenant in bankruptcy, we would only have a general unsecured claim for damages. This claim could be paid only in the event funds were available and then only in the same percentage as that realized on other unsecured claims. Our claim would be capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. Therefore, if a lease is rejected, it is unlikely we would receive any payments from the tenant or we would receive substantially less than the full value of any unsecured claims we hold, which would result in a reduction in our rental income, cash flow and the amount of cash available for distribution to our stockholders.

We may face additional risks and costs associated with owning properties occupied by government tenants, which could negatively impact our cash flows and results of operations.

Upon completion of the formation transactions, we will own six properties in which some or all of the tenants are federal government agencies. We intend to pursue the acquisition of office properties in which substantial space is leased to governmental agencies. As such, lease agreements with these federal government agencies contain certain provisions required by federal law, which require, among other things, that the contractor (which is the lessor or the owner of the property), agree to comply with certain rules and regulations, including but not limited to, rules and regulations related to anti-kickback procedures, examination of records, audits and records, equal opportunity provisions, prohibition against segregated facilities, certain executive orders, subcontractor cost or pricing data, certain provisions intending to assist small businesses and contractual rights of termination by the tenants. We may be subject to requirements of the Employment Standards Administration’s Office of Federal Contract Compliance Programs and requirements to prepare affirmative action plans pursuant to the applicable executive order may be determined to be applicable to us.

In addition, some of our leases with government tenants may be subject to statutory or contractual rights of termination by the tenants, which will allow them to vacate the leased premises before the stated terms of the leases expire with little or no liability. For fiscal policy reasons, security concerns or other reasons, some or all of our government tenants may decide to vacate our properties. If a significant number of such vacancies occur, our rental income may materially decline, our cash flow and results of operations could be adversely affected and our ability to pay regular distributions to you may be jeopardized.

Some of the leases at our properties contain “early termination” provisions which, if triggered, may allow tenants to terminate their leases without further payment to us, which could adversely affect our financial condition and results of operations and/or the value of the applicable property.

Certain tenants have a right to terminate their leases upon payment of a penalty but others are not required to pay any penalty associated with an early termination. Most of our tenants that are federal or state governmental agencies, which account for approximately 33.2% of the base rental revenue from our initial properties as of December 31, 2013, may, under certain circumstances, vacate the leased premises before the stated terms of the leases expire with little or no liability to us. There can be no assurance that tenants will continue their activities and continue occupancy of the premises. Any cessation of occupancy by tenants may have an adverse effect on our operations.

The federal government’s “green lease” policies may adversely affect us.

In recent years the federal government has instituted “green lease” policies which allow a government tenant to require leadership in energy and environmental design for commercial interiors, or LEED®-CI, certification in selecting new premises or renewing leases at existing premises. In addition, the Energy Independence and Security Act of 2007 allows the General Services Administration to prefer buildings for lease that have received an “Energy Star” label. Obtaining such certifications and labels may be costly and time consuming, but our failure to do so may result in our competitive disadvantage in acquiring new or retaining existing government tenants.

We may be unable to complete acquisitions and, even if acquisitions are completed, we may fail to successfully operate acquired properties.

Our business plan includes, among other things, growth through identifying suitable acquisition opportunities, consummating acquisitions and leasing such properties. We will evaluate the market of available properties and may acquire properties when we believe strategic opportunities exist. Our ability to acquire properties on favorable terms and successfully develop or operate them is subject to the following risks:

•	we may be unable to acquire a desired property because of competition from other real estate investors with substantial capital, including from other REITs and institutional investment funds;

•	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

•	even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;

•	we may incur significant costs in connection with evaluation and negotiation of potential acquisitions, including acquisitions that we are subsequently unable to complete;

•	we may acquire properties that are not initially accretive to our results upon acquisition, and we may not successfully lease those properties to meet our expectations;

•	we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all;

•	even if we are able to finance the acquisition, our cash flows may be insufficient to meet our required principal and interest payments;

•	we may spend more than budgeted to make necessary improvements or renovations to acquired properties;

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly the acquisition of portfolios of properties, into our existing operations;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•	we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities for clean-up of undisclosed environmental contamination, claims by tenants or other persons dealing with former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Acquired properties may be located in new markets where we may face risks associated with investing in an unfamiliar market.

We may acquire properties in markets that are new to us. When we acquire properties located in new markets, we may face risks associated with a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures. We work to mitigate such risks through extensive diligence and research and associations with experienced service providers. However, there can be no guarantee that all such risks will be eliminated.

Adverse market and economic conditions could cause us to recognize impairment charges or otherwise impact our performance.

We intend to review the carrying value of our properties when circumstances, such as adverse market conditions (including conditions resulting from the recent economic downturn), indicate a potential impairment may exist. We intend to base our review on an estimate of the future cash flows (excluding interest charges) expected to result from the property’s use and eventual disposition on an undiscounted basis. We intend to consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our evaluation indicates that we may be unable to recover the carrying value of a real estate investment, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the property.

Impairment losses would have a direct impact on our operating results because recording an impairment loss results in an immediate negative adjustment to our operating results. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. If the real estate market deteriorates, we may reevaluate the assumptions used in our impairment analysis. Impairment charges could materially adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share market price of, our common stock.

Litigation may result in unfavorable outcomes.

Like many real estate operators, we may be involved in lawsuits involving premises liability claims and alleged violations of landlord-tenant laws, which may give rise to class action litigation or governmental investigations. Any material litigation not covered by insurance, such as a class action, could result in us incurring substantial costs and harm our financial condition, results of operations, cash flows and ability to pay distributions to you.

We may invest in properties with other entities, and our lack of sole decision-making authority or reliance on a joint-venturer’s financial condition could make these joint venture investments risky and expose us to losses or impact our ability to qualify or maintain our qualification as a REIT.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities. We may acquire noncontrolling interests or share responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such events, we would not be in a position to exercise sole decision-making authority regarding the property or entity. Investments in entities may, under certain circumstances, involve risks not present were a third party not involved. These risks include the possibility that partners or joint-venturers:

•	might become bankrupt or fail to fund their share of required capital contributions;

•	may have economic or other business interests or goals that are inconsistent with our business interests or goals; and

•	may be in a position to take actions contrary to our policies or objectives or exercise rights to buy or sell at an inopportune time for us.

Such investments may also have the potential risk of impasses on decisions, such as a sale or refinancing of the property, because neither we nor the partner or joint-venturer would have full control over the partnership or joint venture. Disputes between us and partners or joint-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business or result in costs to terminate the relationship. Actions of partners or joint-venturers may cause losses to our investments and adversely affect our ability to qualify as a REIT. In addition, we may in certain circumstances be liable for the actions of our third-party partners or joint-venturers if:

•	we structure a joint venture or conduct business in a manner that is deemed to be a general partnership with a third party;

•	third-party managers incur debt or other liabilities on behalf of a joint venture which the joint venture is unable to pay, and the joint venture agreement provides for capital calls, in which case we could be liable to make contributions as set forth in any such joint venture agreement or suffer adverse consequences for a failure to contribute; or

•	we agree to cross default provisions or to cross-collateralize our properties with the properties in a joint venture, in which case we could face liability if there is a default relating to those properties in the joint venture or the obligations relating to those properties.

Compliance with the Americans with Disabilities Act and similar laws may require us to make significant unanticipated expenditures.

All of our initial properties and any future properties that we acquire are and will be required to comply with the ADA. The ADA requires that all public accommodations must meet federal requirements related to access and use by disabled persons. For those projects receiving federal funds, the Rehabilitation Act of 1973 (the “RA”) also has requirements regarding disabled access. Although we believe that our initial properties are substantially in compliance with the present requirements, we may incur unanticipated expenses to comply with the ADA, the RA and other applicable legislation in connection with the ongoing operation or redevelopment of our properties. These and other federal, state and local laws may require modifications to our properties, or affect renovations of our properties. Non-compliance with these laws could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures.

Our property taxes could increase due to property tax rate changes or reassessment, which may adversely impact our cash flows.

Even if we qualify as a REIT, we will be required to pay some state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes that we pay in the future may increase substantially. In addition, the real property taxes on Cherry Creek are reduced due to having a government user as its largest tenant and loss of such tenant would increase the amount of property taxes. If the property taxes that we pay increase, our cash flow could be impacted, and our ability to pay expected distributions to our stockholders may be adversely affected.

It may be difficult to enforce civil liabilities against members of our board of directors, our officers or officers of our Advisor.

Some of the members of our board of directors, our officers and the principals of our Advisor reside in Canada, our Advisor is incorporated in British Columbia, Canada and substantially all of the assets of such persons are located in Canada. As a result, it may be difficult for you to effect service of process within the United States or in any other jurisdiction outside of Canada upon these persons or to enforce against them in any jurisdiction outside of Canada judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the federal and state securities laws of the United States.

Risks Related to Our Status As a REIT

Our failure to qualify as a REIT would result in significant adverse tax consequences to us and would adversely affect our business and the value of our stock.

We intend to operate in a manner that will allow us to qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex tax rules, for which there are only limited judicial and administrative interpretations. The fact that we hold substantially all of our assets through a partnership further complicates the application of the REIT requirements. Even a seemingly minor technical or inadvertent mistake could jeopardize our REIT status. Our REIT status depends upon various factual matters and circumstances that may not be entirely within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, such as rents from real property, and we must satisfy a number of requirements regarding the composition of our assets. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. In addition, new legislation, regulations, administrative interpretations or court decisions, each of which could have retroactive effect, may make it more difficult or impossible for us to qualify as a REIT, or could reduce the desirability of an investment in a REIT relative to other investments. We have not requested and do not plan to request a ruling from the Internal Revenue Service (the “IRS”) that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Accordingly, we cannot be certain that we will be successful in qualifying as a REIT.

If we fail to qualify as a REIT in any taxable year, we will face serious adverse U.S. federal income tax consequences that would substantially reduce the funds available to distribute to you. If we fail to qualify as a REIT:

•	we would not be allowed to deduct distributions to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•	we could also be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year in which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital and would adversely affect the value of our common stock.

Even if we qualify as a REIT, we may be subject to some U.S. federal, state and local income, property and excise taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. In addition, any taxable REIT subsidiary will be subject to tax as a regular corporation in the jurisdictions in which it operates.

To qualify as a REIT, we may be forced to borrow funds during unfavorable market conditions to make distributions to our stockholders.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding any net capital gain, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To qualify as a REIT and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements. These borrowing needs could result from:

•	differences in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes,

•	the effect of nondeductible capital expenditures,

•	the creation of reserves, or

•	required debt or amortization payments.

We may need to borrow funds at times when the then-prevailing market conditions are not favorable for borrowing. These borrowings could increase our costs or reduce our equity and adversely affect the value of our common stock.

If our operating partnership failed to qualify as a partnership for U.S. federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will be treated as a partnership for U.S. federal income tax purposes. As a partnership, our operating partnership will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be required to pay tax on its allocable share of the operating partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of the operating partnership or any other subsidiary partnership in which we own an interest as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to U.S. federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum income tax rate applicable to “qualified dividends” payable to non-corporate U.S. stockholders, including individuals, trusts and estates, is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rate. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including the market price of our common stock.

The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property held in inventory primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as inventory held for sale to customers in the ordinary course of our business, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe-harbors.

To qualify as a REIT, we may be forced to forego otherwise attractive opportunities.

To qualify as a REIT, we must satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of any qualified REIT subsidiary of ours and securities that are qualified real estate assets) generally may not include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of any qualified REIT subsidiary of ours and securities that are qualified real estate assets) may consist of the securities of any one issuer. If we fail to comply with these requirements at the end of any calendar quarter, we must remedy the failure within 30 days or qualify for certain limited statutory relief provisions to avoid losing status as a REIT. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the market price of our common shares.

At any time, the U.S. federal income tax laws governing REITs may be amended or the administrative and judicial interpretations of those laws may be changed. We cannot predict when or if any new U.S. federal income tax law, regulation, or administrative and judicial interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative or judicial interpretation, will be adopted, promulgated or become effective, and any such law, regulation, or interpretation may be effective retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative and judicial interpretation.

Risks Associated With Our Advisor and the Advisory Agreement

Our Advisor and certain of its affiliates may have interests that diverge from the interests of our common stockholders.

We are subject to conflicts of interest arising out of our relationship with our Advisor and its affiliates. Our Advisor and its affiliates, including the executive officers and employees of our Advisor on whom we rely, could make substantial profits as a result of pursuing transactions that may not be in our best interest, which could have a material adverse effect on our operations and your investment. Examples of these potential conflicts of interests include:

•	competition for the time and services of personnel that work for us and our affiliates;

•	compensation and fees payable by us to our Advisor, none of which were the result of arm’s length negotiations and may not be on market terms and are payable, in some cases, whether or not our stockholders receive distributions;

•	enforcement of the terms of contribution and other agreements relating to the contributions of direct and indirect interests in certain properties from affiliates of our Advisor;

•	the possibility that our Advisor and its affiliates may make investment or disposition recommendations to us in order to increase their own compensation even though the investments or dispositions may not be in the best interests of our stockholders; and

•	the possibility that we may acquire or merge with our Advisor, resulting in an internalization of our management functions.

We will depend upon our Advisor to conduct our operations and, therefore, any adverse changes in the financial health of our Advisor or personnel, or our relationship with our Advisor, could hinder our operating performance and adversely affect the market price of our common stock.

We have no employees. Personnel and services that we require are provided to us under contracts with our Advisor. We will depend on our Advisor to manage our operations and acquire and manage our portfolio of real estate assets. Our Advisor will make all decisions with respect to the management of our company, subject to the supervision of, and any guidelines established by, our board of directors. Our Advisor will depend upon the fees and other compensation that it will receive from us in connection with the management of our business and sale of our properties to conduct its operations. Any adverse changes in the financial condition of, or our relationship with, our Advisor could hinder its ability to successfully manage our operations and our portfolio of investments.

Our Advisor has no operating history and the prior performance of programs sponsored by or affiliated with Second City may not be an indication of our future results.

Our Advisor was formed in July 2013 and has never acted as an advisor or external manager to a prior public company. Although the Second City Group has previously invested in office properties, you should not rely upon the past performance of other programs sponsored by or affiliated with the Second City Group to predict our future results. This is particularly true as none of the Second City Group’s prior investment programs intended to qualify as a REIT. There can be no assurance that we will be able to find suitable investments or generate sufficient cash flows to pay our operating expenses and make distributions to our stockholders.

The nature of our Advisor’s business, and our dependence on our Advisor, makes us subject to certain risks to which we would not ordinarily be subject based on our targeted investments.

While the directors have oversight responsibility with respect to the services provided by our Advisor pursuant to the Advisory Agreement, the services provided by our Advisor under such agreements will not be performed by employees of our company or its subsidiaries, but by our Advisor directly. Personnel and services that we require are provided to us under contracts with our Advisor. As a result, our Advisor will have the ability to influence many matters affecting our company and the performance of its properties now and in the foreseeable future.

The Advisory Agreement has an initial four-year term and will automatically be renewed for additional one-year terms unless terminated by either us or our Advisor upon prior notice. Accordingly, there can be no assurance that our company will continue to have the benefit of our Advisor’s Advisory Services, including its executive officers, or that our Advisor will continue to be our manager. If our Advisor should cease for whatever reason to provide Advisory Services or be our manager, the cost of obtaining substitute services may be greater than the fees that we pay to our Advisor under the Advisory Agreement, and this may adversely impact our ability to meet our objectives and execute our strategy which could materially and adversely affect our cash flows, results of operations and financial condition.

If our Advisor loses or is unable to retain or obtain key personnel, our ability to implement our investment strategies could be hindered, which could adversely affect our cash flow and our ability to make cash distributions to our stockholders.

Our success depends to a significant degree upon the contributions of certain of the officers and other key personnel of our Advisor. We cannot guarantee that all, or any, will remain affiliated with our Advisor. If any of our key personnel were to cease their affiliation with our Advisor, our results of operations could suffer.

We believe our future success depends upon our Advisor’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that our Advisor will be successful in retaining and attracting such skilled personnel. If our Advisor loses or is unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the market price of our common stock may be adversely affected.

Termination of the Advisory Agreement, even for poor performance, could be difficult and costly, including as a result of termination fees, and may cause us to be unable to execute our business plan.

Termination of the Advisory Agreement without cause, even for poor performance, could be difficult and costly. Our agreement provides that we may terminate the Advisory Agreement only (i) for cause upon the affirmative vote of two-thirds of our independent directors or a majority of our outstanding common stock or (ii) a change of control of our Advisor upon the affirmative vote of our independent directors. If we terminate the agreement without cause or if our Advisor terminates the agreement because of a material breach of the agreement by us or as a result of a change of control of our company, we must pay our Advisor a termination fee payable in cash, shares of our common stock or any combination thereof at the election of our Advisor. The termination fee, if any, will be equal to three times the amount of the acquisition and advisory fees earned by the Advisor for the 12 months preceding the termination. These provisions may substantially restrict our ability to terminate the Advisory Agreement without cause and would cause us to incur substantial costs in connection with such a termination. Furthermore, in the event that the Advisory Agreement is terminated and we are unable to identify a suitable replacement to manage us, our ability to execute our business plan could be adversely affected.

Our management structure and agreements and relationships with our Advisor may restrict our investment activities and may create conflicts of interest or the perception of such conflicts.

Our Advisor is authorized to follow broad operating and investment guidelines and, therefore, has discretion in determining the types of properties that will be appropriate investments for us, as well as our individual operating and investment decisions. Our board of directors periodically reviews our operating and investment guidelines and our operating activities and investments, but it does not review or approve each decision made by our Advisor on our behalf. In addition, in conducting periodic reviews, our board of directors relies primarily on information provided to it by our Advisor.

The potential for conflicts of interest as a result of our management structure may provoke dissident stockholder activities that result in significant costs.

In the past, in particular following periods of volatility in the overall market or declines in the market price of a company’s securities, stockholder litigation, dissident stockholder director nominations and dissident stockholder proposals have often been instituted against companies alleging conflicts of interest in business dealings with affiliated and related persons and entities. Our relationships with our Advisor and its affiliates may precipitate such activities. These activities, if instituted against us, could result in substantial costs and a diversion of our management’s attention.

Risks Related to This Offering

There is currently no public market for our common stock. An active trading market for our common stock may not develop following this offering.

There has not been any public market for our common stock prior to this offering. Our company, Second City and the underwriters have determined the initial public offering price of our common stock, considering such factors as our record of operations, our management, our estimated net income, our estimated funds from operations (“FFO”), our estimated cash available for distribution to you, our anticipated dividend yield, our growth prospects, the current market valuations, financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. A publicly traded real estate investment trust will not necessarily trade at values determined solely by reference to the underlying value of its real estate assets. The price at which shares of our common stock trade after the completion of this offering may be lower than the price at which the underwriters sell them in this offering.

The market price and trading volume of our common stock may be volatile following this offering, and you could experience a loss if you sell your shares.

Even if an active trading market develops for our common stock, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly results of operations or distributions;

•	changes in our FFO or earnings estimates;

•	the extent of investor interest;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the reputation of REITs generally and the reputation of REITs with portfolios similar to ours;

•	the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);

•	adverse market reaction to any additional debt that we incur or acquisitions that we make in the future;

•	additions or departures of key management personnel;

•	future issuances by us of our common stock;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus; and

•	general market and economic conditions.

Market interest rates may have an adverse effect on the market price of our securities.

One of the factors that will influence the price of our common stock will be the dividend yield on our common stock (as a percentage of the price of the stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to fall.

Broad market fluctuations could negatively impact the market price of our common stock.

The stock market has recently experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performance. These broad market fluctuations could reduce the market price of our common stock. Furthermore, our results of operations and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the market price of our common stock.

The market price of our common stock could be adversely affected by our level of cash distributions.

The market’s perception of our growth potential and our current and potential future cash distributions, whether from operations, sales or refinancings, as well as the real estate market value of the underlying assets, may cause our common stock to trade at prices that differ from our net asset value per share. If we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock.

The historical performance of the City Office Predecessor will not, and the pro forma financial statements included in this prospectus may not, be indicative of our future results or an investment in our common stock.

We have presented in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Prospectus Summary—Summary Financial Data” and “Selected Financial Data” certain information relating to the summary consolidated pro forma financial data for our company and the historical performance of the City Office Predecessor and our initial properties. When considering this information, you should bear in mind that the combined historical results of the City Office Predecessor and the properties that we will acquire in the formation transactions are not indicative of the future results that you should expect from us or any investment in our common stock. Furthermore, you should also not rely upon the pro forma financial statements included in this prospectus as being indicative of our future results.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities that may be senior to our common stock for purposes of dividend payments or upon liquidation, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities, including medium-term notes, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to pay a dividend or make another distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

The requirements of being a public company may strain our resources and divert management’s attention and our lack of public company operating experience may impact our business and stock price.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act (other than the auditor attestation requirement of Section 404 while we continue to qualify as an “emerging growth company”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with the Securities and Exchange Commission (the “SEC”).

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations.

We also expect that being a public company and these new rules and regulations will make it expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to obtain coverage. Potential liability associated with serving on a public company’s board could make it difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Our lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, our financial condition and results of operations may be harmed and the market price of our common stock may be adversely affected.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, as an “emerging growth company,” as defined in the JOBS Act, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. In addition, when evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If we identify material weaknesses in our internal controls over financial reporting or are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies but not to emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, which may make it more difficult for investors and securities analysts to evaluate us.

We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering, although a variety of circumstances could cause us to lose that status earlier.

Differences between the book value of contributed properties and the price paid for shares of common stock in this offering will result in an immediate and material dilution of the book value per share of our common stock.

As of December 31, 2013, the aggregate historical combined net tangible book value of the interests and assets to be transferred to us and our operating partnership, after adjusting for our acquisition of a controlling interest in the Cherry Chreek property, which occurred on January 2, 2014, was approximately $740,060, or $0.13 per share of our common stock held by continuing investors, assuming the exchange of units into shares of our common stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our common stock after the completion of this offering and the formation transactions will be less than the initial public offering price. The purchasers of shares of our common stock offered hereby will experience immediate and substantial dilution of $10.43 per share in the pro forma net tangible book value per share of our common stock due to the effects, among other things, of the grants of awards covering shares of our common stock to our directors and executive officers and our Advisor.

Our operating partnership may issue additional common units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and could have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

After giving effect to this offering, we will own 69.6% of the outstanding common units and we may, in connection with our acquisition of properties or otherwise, cause our operating partnership to issue additional common units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and could affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because you will not directly own common units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Risks Related to Our Organizational Structure and Our Formation Transactions

Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Maryland law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company.

Additionally, the partnership agreement provides that we and our officers, directors and employees, will not be liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived if we, or such officer, director or employee acted in good faith. The partnership agreement also provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Moreover, the partnership agreement provides that our operating partnership is required to indemnify us and our officers, directors, employees, agents and designees from and against any and all claims that relate to the operations of our operating partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services or otherwise in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful. No reported decision of a Maryland appellate court has interpreted provisions similar to the provisions of the partnership agreement of our operating partnership that modify and reduce our fiduciary duties or obligations as the general partner or reduce or eliminate our liability for money damages to the operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce the fiduciary duties that would be in effect were it not for the partnership agreement.

The consideration that we will pay for the properties and assets to be acquired by us in the formation transactions may exceed their aggregate fair market value.

The amount of consideration that we will pay is based on management’s estimate of fair market value, including an analysis of market sales comparables, market capitalization rates for other properties and assets and general market conditions for such properties and assets. In certain instances, the amount of consideration that we will pay was not negotiated on an arm’s length basis and management’s estimate of fair market value may exceed the fair market value of these properties and assets.

The value of the common units that we will issue as consideration for the properties and assets that we will acquire will increase or decrease if the per share market price of our common stock increases or decreases. The initial public offering price of our common stock will be determined in consultation with the underwriters. The initial public offering price does not necessarily bear a direct relationship to our book value of our properties and assets. As a result, the consideration to be given in exchange by us for the contribution of properties and other assets in the formation transactions may exceed the fair market value of these properties and assets.

Upon completion of this offering and the formation transactions, the Second City Group, CIO REIT and CIO OP in particular, will own a substantial indirect beneficial interest in our company on a fully diluted basis and will have the ability to exercise significant influence on our company and our operating partnership, including the approval of significant corporate transactions.

Upon completion of this offering and the formation transactions, the Second City Group will own approximately 5,969,142 common units and shares of our common stock, representing a 47.2% beneficial interest in our company on a fully diluted basis. In addition, our amended and restated bylaws have the effect of granting to the Second City Group the right to designate up to two nominees for election to our board of directors in accordance with, or as provided pursuant to, the partnership agreement, and the partnership agreement will limit any actions in contravention of an express provision of the partnership agreement, limit any transfers of our general partner interest in our operating partnership and prevent our voluntary withdrawal as the general partner based on the Second City Group’s ownership of common units. See “Description of the Partnership Agreement of City Office REIT Operating Partnership, L.P.—Purpose, Business and Management” and “Description of the Partnership Agreement of City Office REIT Operating Partnership, L.P.—Restrictions on General Partner’s Authority.” For so long as the Second City Group maintains a significant interest in our company, they will have substantial influence on us and could exercise this influence in a manner that conflicts with the interest of other stockholders.

At the end of its contractual lock-up period (see “Underwriting—No Sales of Similar Securities”), the Second City Group may seek to redeem its common units and sell any common stock received in exchange therefor or in the formation transactions. No prediction can be made as to the effect, if any, a future sale of common stock by the Second City Group will have on the market price of the common stock prevailing from time to time. However, the future sale of a substantial number of our common shares by the Second City Group, or the perception that such sale could occur, could adversely affect prevailing market prices for our common stock.

We are a holding company with no direct operations and, as such, we will rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

We are a holding company and will conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to pay any dividends that we may declare on shares of our common stock. We will also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

We may assume unknown liabilities in connection with the formation transactions.

As part of the formation transactions, we will acquire entities and assets that are subject to existing liabilities, some of which may be unknown or unquantifiable at the time this offering is completed. These assumed liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims by tenants, vendors or other persons dealing with our predecessor entities (that had not been asserted or threatened prior to this offering), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. While in some instances we may have the right to seek reimbursement against an insurer, any recourse against third parties, including the contributors of our assets, for these liabilities will be limited. There can be no assurance that we will be entitled to any such reimbursement or that ultimately we will be able to recover in respect of such rights for any of these historical liabilities.

Our contribution agreements include certain representations and warranties by the contributors regarding the conditions of the properties. The contributors provide an indemnification to us for breaches of their representations and warranties under the contribution agreements. However, we are entitled to indemnification under the contribution agreements to the extent our damages exceed 1% of the consideration paid to the contributors. In addition, the indemnification in the contribution agreements is capped at 10% of the value of the consideration paid to the contributors. Therefore, it is possible that our liabilities will exceed our indemnification payments.

In addition, we have not obtained and do not intend to obtain new or additional title insurance in connection with this offering and the formation transactions, including any so-called date down endorsements or other modifications to our existing title insurance policies. As a result, we may acquire properties from the Second City Group with unknown material title defects or developments and our title insurance policies may not provide coverage against such defects or developments or insure for the current aggregate market value of our portfolio. There can be no assurance that our current title insurance policies will adequately protect us against any losses resulting from such title defects or adverse developments.

Our tax protection agreements could limit our ability to sell or otherwise dispose of certain properties.

In connection with the formation transactions, our operating partnership will enter into tax protection agreements that provide that if we dispose of any interest in our initial properties in a taxable transaction prior to the fourth anniversary of the completion of the formation transactions, subject to certain exceptions, we will indemnify Gibralt, GCC Amberglen, Daniel Rapaport and CIO OP for their tax liabilities attributable to the built-in gain that exists with respect to our initial properties as of the time of this offering and their tax liabilities incurred as a result of such tax protection payment. Therefore, although it may be in our stockholders’ best interests that we sell one of these properties, it may be economically prohibitive for us to do so because of these obligations. Moreover, as a result of these potential tax liabilities, the Second City Group and its affiliates and certain of our officers may have a conflict of interest with respect to our determination as to these properties.

Our tax protection agreements may require our operating partnership to maintain certain debt levels that otherwise would not be required to operate our business.

Under our tax protection agreements, our operating partnership will be required to maintain a minimum level of indebtedness throughout the four years immediately following the completion of the formation transactions, regardless of whether such debt levels are otherwise required to operate our business. Moreover, our operating partnership may be required to provide Gibralt, GCC Amberglen, Daniel Rapaport and CIO OP with the opportunity to guarantee debt at the completion of the formation transactions and this offering (if needed) and upon a future repayment, retirement, refinancing or other reduction of currently outstanding debt prior to the fourth anniversary of the completion of the formation transactions. After such fourth anniversary, our operating partnership will be required to use commercially reasonable efforts to provide the Protected Parties (as defined below) with an opportunity to guarantee its debt, provided that it will not be required to incur any debt that it otherwise would not have incurred. If we fail to make such opportunities available, we will be required to make a cash payment intended to approximate the sum of the tax liabilities resulting from our failure to make such opportunities available or to maintain the minimum level of indebtedness and the tax liabilities incurred as a result of such tax protection payment. See “Certain Relationships and Related Person Transactions—Tax Protection Agreements.” We agreed to these provisions in order to assist the contributors and their owners in deferring the recognition of taxable gain as a result of and after the formation transactions. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

Our charter, our amended and restated bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction and may prevent our stockholders from receiving a premium for their shares.

Our charter contains ownership limits that may delay, defer or prevent a change of control transaction. Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to qualify as a REIT. Unless exempted by our board of directors, our charter provides that no person may own more than 9.8% of the value of our outstanding shares of capital stock or more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of our common stock. The board may not grant such an exemption to any proposed transferee whose ownership in excess of 9.8% of the foregoing ownership limits would result in the termination of our status as a REIT. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify as a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

We could authorize and issue stock without stockholder approval that may delay, defer or prevent a change of control transaction. Our charter authorizes us to issue additional authorized but unissued shares of our common stock or preferred stock. In addition, our board of directors may classify or reclassify any unissued shares of our common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. Our board of directors may also, without stockholder approval, amend our charter to increase the authorized number of shares of our common stock or our preferred stock that we may issue. The board of directors could establish a class or series of common stock or preferred stock that could, depending on the terms of such class or series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Certain provisions of Maryland law could delay, defer or prevent a change of control transaction. Certain provisions of the Maryland General Corporation Law (“MGCL”) may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control. In some cases, such an acquisition or change of control could provide you with the opportunity to realize a premium over the then-prevailing market price of your shares. These MGCL provisions include:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” for certain periods. An “interested stockholder” is generally any person who beneficially owns 10% or more of the voting power of our shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock. A person is not an interested stockholder under the statute if our board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. Business combinations with an interested stockholder are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. After that period, the MGCL imposes two super-majority voting requirements on such combinations; and

•	“control share” provisions that provide that holders of “control shares” of our company acquired in a “control share acquisition” have no voting rights with respect to the control shares unless holders of two-thirds of our voting stock (excluding interested shares) consent. “Control shares” are shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors. A “control share acquisition” is the direct or indirect acquisition of ownership or control of “control shares” from a party other than the issuer.

In the case of the business combination provisions of the MGCL, we opted out by resolution of our board of directors. In the case of the control share provisions of the MGCL, we opted out pursuant to a provision in our amended and restated bylaws. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL. Further, we may opt in to the control share provisions of the MGCL in the future by amending our bylaws, which our board of directors can do without stockholder approval.

Maryland law, and our charter and amended and restated bylaws, also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See “Description of Stock” and “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

The ability of our board of directors to revoke our REIT status without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Our board of directors may amend our investing and financing guidelines without stockholder approval, and, accordingly, you would have limited control over changes in our policies that could increase the risk that we default under our debt obligations or that could harm our business, results of operations and share price.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of our target assets and the diversification of our portfolio. Although our board of directors has not adopted a policy limiting the total amount of debt that we may incur, our Advisor intends to target a ratio of debt to total assets of 50% on future acquisitions. Our Advisor also intends to target a limit on our floating rate debt that we may incur of no more than 20% of outstanding debt after giving effect to any interest rate hedges into which we may enter. However, our organizational documents do not limit the amount or percentage of debt that we may incur, nor do they limit the types of properties we may acquire or develop. The amount of leverage we will deploy for particular investments in our target assets will depend upon our management team’s assessment of a variety of factors, which may include the anticipated liquidity and price volatility of the target assets in our investment portfolio, the potential for losses, the availability and cost of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S. economy and commercial mortgage markets, our outlook for the level, slope and volatility of interest rates, the credit quality of our target assets and the collateral underlying our target assets. Our board of directors may alter or eliminate our current guidelines on investing and financing at any time without stockholder approval. Changes in our strategy or in our investing and financing guidelines could expose us to greater credit risk and interest rate risk and could also result in a more leveraged balance sheet. These factors could result in an increase in our debt service and could adversely affect our cash flow and our ability to make expected distributions to you. Higher leverage also increases the risk that we would default on our debt.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer generally has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Upon completion of this offering, as permitted by the MGCL, our charter will limit the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

In addition, our charter will authorize us to obligate our company, and our amended and restated bylaws will require us, to indemnify and pay or reimburse our present and former directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Certain Relationships and Related Person Transactions,” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, financial condition, liquidity, capital resources, cash flows, results of operations and other financial and operating information. We have used the words “approximately,” “anticipate,” “assume,” “believe,” “budget,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will” and similar terms and phrases to identify forward-looking statements in this prospectus. All of our forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including:

•	adverse economic or real estate developments in the office sector or the markets in which we operate;

•	changes in local, regional and national economic conditions;

•	our inability to compete effectively;

•	our inability to collect rent from tenants or renew tenants’ leases;

•	our reliance on, and actual or potential conflicts of interest with, our Advisor;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	decreased rental rates or increased vacancy rates;

•	our failure to obtain necessary outside financing on favorable terms or at all;

•	changes in the availability of additional acquisition opportunities;

•	availability of qualified personnel;

•	our inability to successfully complete real estate acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	changes in our business strategy;

•	our failure to generate sufficient cash flows to service our outstanding indebtedness;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	our failure to qualify and maintain our status as a REIT;

•	government approvals, actions and initiatives, including the need for compliance with environmental requirements;

•	financial market fluctuations;

•	changes in real estate and zoning laws and increases in real property tax rates; and

•	additional factors discussed under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The forward-looking statements contained in this prospectus are based on historical performance and management’s current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to the factors, risks and uncertainties described above, changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors described in “Risk Factors,” many of which are beyond our control. We believe that these factors include those described in “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

STRUCTURE AND FORMATION OF OUR COMPANY

Formation Transactions

We were formed in November 2013 specifically for the purpose of consummating this offering. Second City currently owns 100% of our outstanding common stock. We have not commenced operations and currently do not own any property.

Following the completion of this offering and the formation transactions, our operating partnership will, directly or indirectly, hold substantially all of our assets and conduct substantially all of our operations. Subject to other classes or series of units that our operating partnership may issue in the future, our interest in our operating partnership will entitle us to share in cash distributions from our operating partnership in proportion to our percentage ownership of common units. As the sole general partner of our operating partnership, we generally will have the exclusive power under the partnership agreement to manage and conduct its business, subject to limited approval and voting rights of the limited partners described more fully in “Description of the Partnership Agreement of City Office REIT Operating Partnership, L.P.”

All of the initial property interests that we will acquire in the formation transactions currently are owned by the Property Ownership Entities. Prior to or concurrently with the completion of this offering, we will engage in the formation transactions described below, which are designed to consolidate the ownership of our initial properties into our operating partnership; facilitate this offering; enable us to raise necessary capital to repay existing and future indebtedness related to certain properties in our portfolio; enable us to qualify as a REIT commencing with our taxable year ending December 31, 2014; and preserve the tax position of certain continuing investors.

The following formation transactions have occurred or will occur prior to, or concurrently with, the completion of this offering. All monetary amounts are based on the midpoint of the initial public offering price range set forth on the cover page of this prospectus:

•	City Office REIT, Inc. was formed as a Maryland corporation on November 26, 2013. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT commencing with our taxable year ending December 31, 2014.

•	Our operating partnership was formed as a Maryland limited partnership on December 12, 2013.

•	We intend to enter into an advisory agreement with our Advisor pursuant to which our Advisor will provide management and advisory services to us. See “Our Advisor and the Advisory Agreement—Advisory Agreement.”

•	We will sell 6,666,667 shares of our common stock in this offering (1,000,000 additional shares if the underwriters exercise their over-allotment option in full) and we will contribute the net proceeds to our operating partnership in exchange for 6,666,667 common units. If the underwriters elect to exercise all or any part of their over-allotment option, we will use all of the additional net proceeds from such exercise to redeem from the Second City Group, for cash, a portion of the common stock and common units issued to them in the formation transactions at a redemption price per common unit or share of common stock equal to the public offering price per share in this offering.

•	Pursuant to separate contribution agreements, the Second City Group will contribute to us and our operating partnership their entire interests in the Property Ownership Entities in exchange for (i) 5,590,068 common units and shares of our common stock with an aggregate value of approximately $83,851,020, representing 44.2% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and (ii) $19,380,050 of cash, subject to certain adjustments. We will contribute any interests in the Property Ownership Entities that we acquire to our operating partnership in exchange for common units. Second City will use $7,705,050 of the cash received to buy out minority interests in the initial properties prior to contributing their initial interest in the Property Ownership Entities to our operating partnership as further detailed below.

•	As a result of the formation transactions, we will acquire a 100% interest in each of the Washington Group Plaza, Cherry Creek and Corporate Parkway properties and we will acquire an approximately 76% interest in the AmberGlen property, 90% interest in the Central Fairwinds property and 95% interest in the City Center property. The parties retaining the remaining interests in the AmberGlen, Central Fairwinds and City Center properties at the conclusion of the formation transactions will not receive any common units, common stock or cash from us. The value of the consideration to be paid to each of the entities in the Second City Group in the formation transactions will be determined according to the terms of the respective contribution agreements. The contributions will be effected concurrently with the completion of this offering. Set forth in greater detail below is the consideration that the Second City Group will receive in connection with the formation transactions:

•	Second City will receive as consideration for its contribution approximately $7,705,050 in cash in accordance with the terms of its contribution agreement with us and our operating partnership. Second City will use the cash to acquire various noncontrolling interests and eliminate economic incentives in the initial properties as follows: $4,311,717 for the City Center property, $445,000 for the Central Fairwinds property, $250,000 for the Corporate Parkway property and $2,698,333 for the Washington Group Plaza property.

•	Second City GP will receive as consideration for its contribution an aggregate of 5,473 common units with an aggregate value of approximately $82,095, which represents 0.045% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, in accordance with the terms of its contribution agreement with us and our operating partnership.

•	Gibralt and GCC Amberglen will receive as consideration for their contribution an aggregate of 123,518 common units with an aggregate value of approximately $1,852,760, which represents 1.0% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, and approximately $11,675,000 in cash in accordance with the terms of their contribution agreement with us and our operating partnership. Of the total, Gibralt will receive 123 common units with an aggregate value of approximately $1,845, which represents 0.001% of the total number of shares of our common stock outstanding on a fully diluted basis upon the completion of this offering, and GCC Amberglen will receive the balance.

•	CIO OP will receive as consideration for its contribution an aggregate of 3,477,453 common units with an aggregate value of approximately $52,161,795, which represents 27.5% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, in accordance with the terms of its contribution agreement with us and our operating partnership.

•	CIO REIT will receive as consideration for its contribution an aggregate of 1,866,958 shares of our common stock with an aggregate value of approximately $28,004,370, which represents 14.8% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, in accordance with the terms of its contribution agreement with us and our operating partnership.

•	Daniel Rapaport will receive as consideration for his contribution an aggregate of 116,667 common units with an aggregate value of approximately $1,750,000, which represents 0.9 % of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, in accordance with the terms of his contribution agreement with us and our operating partnership.

•	At December 31, 2013, $8,411,836 has been reserved by Second City to fund existing commitments for capital expenditures, tenant improvements and free rent. This amount will be reduced to the extent that these costs are paid prior to the date of the formation transactions.

•

Prior to, or concurrently with, the closing of this offering, we expect to enter into the New Mortgage Loan. Following the formation transactions, the Washington Group Plaza property will remain subject to the Washington Mortgage Loan and the AmberGlen property will remain subject to the AmberGlen Mortgage Loan unless the AmberGlen Refinancing has occurred prior to the closing of this offering. In addition, we expect to enter into the Revolving Credit Facility, which we expect will have an accordion feature that will permit us to borrow up to $150 million, subject to additional collateral availability and lender approval.

•	In connection with this offering and the formation transactions, we expect to adopt a cash and equity-based incentive award plan for our directors and officers and our Advisor. See “Executive and Director Compensation—Equity Incentive Plan.”

For each of our initial properties, the table below shows the equity interests that we and our operating partnership will acquire from the Second City Group in the Property Ownership Entities in exchange for the consideration described herein, any interest to be disposed by the Second City Group and any economic participation interests that will be eliminated by the Property Ownership Entities with respect to each property.

Property	Equity Interest Acquired by the Company/Operating Partnership	Economic Interest Disposed by Second City Group	Economic Participation Interests Eliminated by Property Ownership Entity
Amberglen (1)	• 0.001% from Gibralt US, Inc. • 88.58% from GCC Amberglen Investments LP • 3.81% from Daniel Rapaport	• GCC Amberglen Investments LP will dispose 9% of its economic interest to a noncontrolling third party	• All minority interests owners’ economic participation incentives

Central Fairwinds	• 31.44% from CIO REIT Stock Limited Partnership • 58.56% from CIO OP Limited Partnership • 0.001% from Second City Capital Partners II, General Partnership	N/A	• All minority interests owners’ economic participation incentives

Cherry Creek	• 34.93% from CIO REIT Stock Limited Partnership • 65.07% from CIO OP Limited Partnership • 0.001% from Second City Capital Partners II, General Partnership	N/A	N/A

City Center

•  31.44% from CIO REIT Stock Limited Partnership

•  58.56% from CIO OP Limited Partnership

•  5.00% from Second City Capital Partners II, Limited Partnership

•  0.001% from Second City Capital Partners II, General Partnership

		N/A	• All minority interests owners’ economic participation incentives

Property	Equity Interest Acquired by the Company/Operating Partnership	Economic Interest Disposed by Second City Group	Economic Participation Interests Eliminated by Property Ownership Entity

Corporate Parkway	• 34.93% from CIO REIT Stock Limited Partnership • 65.07% from CIO OP Limited Partnership • 0.001% from Second City Capital Partners II, General Partnership	N/A	• All minority interests owners’ economic participation incentives

Washington Group Plaza

•   31.40% from CIO REIT Stock Limited Partnership

•   58.49% from CIO OP Limited Partnership

•   10.11% from Second City Capital Partners II, Limited Partnership after being acquired from minority interest holder

•   0.001% from Second City Capital Partners II, General Partnership

		N/A	N/A

(1)	In connection with the formation transactions, our operating partnership will acquire a 88.58% limited partnership interest from GCC Amberglen, a 3.81% limited partnership interest from Daniel Rapaport and a 0.001% limited partnership interest from Gibralt in the AmberGlen property. GCC Amberglen will transfer a 9% economic participation interest in the AmberGlen property to a noncontrolling interest owner of the AmberGlen property (who previously had a majority position in a prior 15% economic participation interest in the AmberGlen property) to eliminate any additional incremental economic participation rights held by the noncontrolling interest owner. After giving effect to these transactions, our operating partnership will own a 92.39% limited partnership interest, which equals a 76% economic interest, in the property.

In addition, with respect to the Central Fairwinds property (which is currently approximately 62.6% leased, including committed tenants), we will be obligated to make Earn-Out Payments following the closing of this offering, which payments are contingent on the Central Fairwinds property achieving increased occupancy levels from qualified tenants within five years following the closing of this offering (the “Earn-Out Term”). Second City will be entitled to receive an Earn-Out Payment (net of the associated leasing costs and inclusive of leasing commissions and tenant improvements/allowances and free rent) as and when the occupancy of Central Fairwinds reaches each of 70%, 80% and 90% (each, an “Earn-Out Threshold”) based on the incremental cash flow generated by new leases and a 7.75% stabilized capitalization rate. We will make any additional Earn-Out Payment within 30 days of the end of the Earn-Out Term based on new qualified leases entered into since the achievement of the last Earn-Out Threshold. If a qualified tenant under a new lease used in the calculation of any Earn-Out Payment defaults in the payment of rent for a period of 60 consecutive days or more and is not replaced with a new qualified tenant, the amount equal to the Earn-Out Payment on such lease shall be deducted from the next available Earn-Out Payment (the “Claw-back Amount”); provided that if the nonpaying tenant is replaced prior to the later of the next applicable Earn-Out Payment determination or the first anniversary of the termination of such non-paying tenant, then the deducted amount, subject to certain adjustments will be included in the next Earn-Out Payment. If any Claw-back Amount remains unpaid at the expiration of the Earn-Out Term, Second City shall repay the deficit to us. Additionally, payment of any Earn-Out Payment otherwise earned hereunder shall be deferred if the trailing 12 month net operating income to the owner of the Central Fairwinds property for the most recent quarter ended prior to the applicable determination date is less than a certain base net operating income threshold, which grows annually, established by the parties and increased based on incremental cash flow attributable to qualified tenants. We can pay any Earn-Out Payment in cash or common units at the election of our board of directors.

Benefits of the Formation Transactions to Related Parties

In connection with this offering and the formation transactions, certain of our directors, executive officers and their affiliates will receive material financial and other benefits as shown below. Amounts below are based on the midpoint of the initial public offering price range set forth on the cover page of this prospectus. For a more detailed discussion of these benefits, see “Management” and “Certain Relationships and Related Person Transactions.”

As a result of the Second City Group’s contribution of its interest in the Property Ownership Entities to us and our operating partnership in the formation transactions:

•	James Farrar, our chief executive officer and one of our directors, and his immediate family member will beneficially own, through their ownership interests in CIO REIT and a one-time grant of restricted stock under the Equity Incentive Plan (see “Our Advisor and the Advisory Agreement—Grants of Equity Compensation to Employees of Our Advisor”), 149,795 shares of our common stock with a total value of approximately $2,246,925, which will represent 1.2% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions;

•	Gregory Tylee, our chief operating officer and president, and his immediate family member will beneficially own, through their ownership interests in CIO REIT and a one-time grant of restricted stock under the Equity Incentive Plan (see “Our Advisor and the Advisory Agreement—Grants of Equity Compensation to Employees of Our Advisor”), 135,877 shares of our common stock with a total value of approximately $2,038,155, which will represent 1.1% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions;

•	Anthony Maretic, our chief financial officer, secretary and treasurer, will beneficially own through a one-time grant of restricted stock under the Equity Incentive Plan (see “Our Advisor and the Advisory Agreement—Grants of Equity Compensation to Employees of Our Advisor”), 18,954 shares of our common stock with a value of approximately $284,310, which will represent 0.2% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions;

•	Samuel Belzberg, president of our Advisor and one of our director nominees, and his immediate family members and associated holding companies, will beneficially own, through their ownership interests in GCC Amberglen, Gibralt, Second City GP, and CIO OP and a one-time grant of restricted stock under the Equity Incentive Plan (see “Our Advisor and the Advisory Agreement—Grants of Equity Compensation to Employees of Our Advisor”), 2,162,282 common units and shares of our common stock with a total value of approximately $32,434,230 , which will represent 17.1% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions. Mr. Belzberg will also receive $10 million of cash through his ownership of Gibralt and GCC Amberglen when Gibralt and GCC Amberglen contribute their interests in the Amberglen property to our operating partnership; and

•	Stephen Shraiberg, one of our director nominees, will beneficially own 92,784 common units with a total value of approximately $ 1,391,760, which will represent 0.7% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions.

If the underwriters elect to exercise all or any part of their over-allotment option, we will use all of the additional net proceeds from such exercise to redeem from the Second City Group, for cash, a portion of the common stock and common units issued to them in the formation transactions at a redemption price per common unit or share of common stock equal to the public offering price per share in this offering. In such event, the number of shares of common stock and common units held by the persons named above will decrease and the amount of cash paid to such persons will increase.

Also, for so long as the Second City Group and its affiliates collectively own at least 10% or more of our outstanding common stock on a fully-diluted basis (assuming all outstanding common units not owned by us or our subsidiaries are tendered for redemption and exchanged for shares of our common stock, regardless of whether such common units are then eligible for redemption), the Second City Group will have the right from time to time to designate individuals for nomination for election by our stockholders to our board of directors as follows:

•	For so long as the Second City Group and its affiliates own 30% or more of our fully diluted outstanding common stock, (i) if the number of directors comprising our entire board of directors is six or more, the Second City Group will have the right to designate two nominees and (ii) if the number of directors comprising our entire board of directors is five or fewer, the Second City Group will have the right to designate one nominee.

•	For so long as the Second City Group and its affiliates own less than 30% but at least 10% of our fully diluted outstanding common stock, regardless of the number of directors comprising our entire board of directors, the Second City Group will have the right to designate one nominee.

•	If the Second City Group and its affiliates own less than 10% of our fully diluted outstanding common stock, the Second City Group will have no right to designate for nomination any individual to serve on our board of directors. If, subsequent to the time that Second City Group and its affiliates’ ownership of our fully diluted outstanding common stock falls below 10%, the Second City Group and entities controlled by the Second City Group again own 10% or more of the outstanding shares of our common stock as determined in the same manner as described above, then the Second City Group shall once again be entitled to exercise any designation or other applicable rights of the Second City Group set forth in the partnership agreement.

•	During any period in which the Second City Group and its affiliates own at least 5% of our fully diluted outstanding shares of our common stock as determined in the same manner as described above, the Second City Group will be entitled to identify an individual to attend and observe meetings of our board of directors.

•	Notwithstanding the foregoing, if the Second City Group and its affiliates own none of our common stock for a period of one year or more, the Second City Group’s designation or other applicable rights under the partnership agreement shall terminate.

Tax Protection Agreements

Pursuant to tax protection agreements, we have agreed to make certain tax indemnity payments to certain of the contributors of our initial properties and their owners (including parties related to us) if we dispose of any interest with respect to our initial properties in a taxable transaction or fail to maintain a minimum level of indebtedness during the four years immediately following the completion of the formation transactions. See “Certain Relationships and Related Person Transactions.”

Indemnification Agreements

We also expect to enter into indemnification agreements with our directors and executive officers at the closing of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us as directors or officers. See “Certain Relationships and Related Person Transactions—Indemnification and Limitation of Directors’ and Officers’ Liability.” Our contribution agreements contain certain indemnification obligations with respect to the Second City Group. See “Certain Relationships and Related Person Transactions—Contribution Agreements.”

Registration Rights Agreement

We expect to enter into a registration rights agreement with the various persons receiving shares of our common stock or common units in the formation transactions, including the Second City Group and certain of our executive officers. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Consequences of this Offering and the Formation Transactions

The completion of this offering and the formation transactions will have the following consequences. All amounts are based on the midpoint of the initial public offering price range set forth on the cover page of this prospectus:

•	Through our ownership of common units, we will indirectly own a fee simple interest in and operate all of our initial properties (or our interest therein).

•	We will be the sole general partner of our operating partnership and will own 69.6% of the common units therein, equal in number to the number of shares of our common stock outstanding. If the underwriters’ over-allotment option is exercised in full and we redeem from Second City common units issued to it in the formation transactions, we will own 74.9% of the outstanding common units.

•	Purchasers of our common stock in this offering will own 78.1% of our outstanding common stock, or 74.8% on a fully diluted basis, assuming the redemption of all common units for shares of our common stock 54.4% of our outstanding common stock, or 52.8% on a fully diluted basis, if the underwriters’ over-allotment option is exercised in full and we redeem from the Second City Group, for cash, a portion of the common stock and common units issued to them in the formation transactions at a redemption price per common unit or share of common stock equal to the public offering price per share in this offering.

The following table presents the interest to be acquired by us and our operating partnership and the debt secured by each of our initial properties:

Property	Interest to be Acquired by Us and Our Operating Partnership	Debt Secured by Property

Washington Group Plaza	100.0%	Washington Mortgage Loan

Cherry Creek	100.0	New Mortgage Loan

AmberGlen	76.0	AmberGlen Mortgage Loan

City Center	95.0	New Mortgage Loan

Corporate Parkway	100.0	New Mortgage Loan

Central Fairwinds	90.0	Revolving Credit Facility (1)

(1)	We do not expect to draw on the Revolving Credit Facility at the closing of this offering.

Our Structure

The following diagram depicts our expected ownership structure and the expected ownership structure of our operating partnership upon completion of this offering and the formation transactions (assuming no exercise by the underwriters of their over-allotment option and excluding restricted stock to be granted to our directors and executive officers under the Equity Incentive Plan):

(1)	City Office will be the sole general partner of our operating partnership and will own a 69.6% ownership interest in our operating partnership upon the completion of the offering and the formation transactions.
(2)	Our operating partnership will own interests in each of the Property Ownership Entities as follows: Amberglen Properties Limited Partnership (OR) (76%), Core Cherry Limited Partnership (DE) (100%), Central Fairwinds Limited Partnership (FL) (90%), City Center STF, LP (FL) (95%), SCCP Boise Limited Partnership (DE) (100%), SCCP Boise Outlot Limited Partnership (DE) (100%) and SCCP Central Valley Limited Partnership (DE) (100%).
(3)	The general partner of each of the Property Ownership Entities is a separate entity established for the purpose of holding such interests: Gibralt Amberglen LLC (DE), Core Cherry GP Corp. (DE), Central Fairwinds GP Corporation (FL), City Center STF GP Corp. (FL), SCCP Boise GP, Inc. (DE), SCCP Boise Outlot GP, Inc. (DE) and SCCP Central Valley GP Corp. (DE), each of which will elect to be a taxable REIT subsidiary of ours (other than Gibralt Amberglen LLC (DE)).
(4)	In connection with the formation transactions, Gibralt will receive 123 common units with an aggregate value of approximately $1,845, which represents 0.001% of the total number of shares of our common stock outstanding on a fully diluted basis upon the completion of this offering.

Determination of Consideration Payable for Our Properties

As a result of the formation transactions, we and our operating partnership will acquire interests in the Property Ownership Entities. The consideration paid to each of the sellers or contributors in the formation transactions will be based on the terms of the applicable contribution agreements. Under these agreements, each contributor will receive either (i) a fixed number of common units or common stock, subject to adjustment for pre-closing unit splits or similar structural changes to our pre-closing unit capitalization, (ii) a fixed amount of cash or (iii) a combination of the foregoing. In all cases, the number or value of common units or common stock will be subject to working capital adjustments and changes in indebtedness encumbering the properties, among other things. The value of common units or common stock issued will be equal to (i) the initial public offering price of our common stock in this offering, multiplied by (ii) such number of common units or common stock. We will contribute any interests in the Property Ownership Entities that we acquire to our operating partnership in exchange for common units equal to the number of shares of our common stock issued in the formation transactions.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives of the underwriters and us. In determining the initial public offering price of our common stock, we and the representatives of the underwriters will consider, among other things, our record of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear a direct relationship to the book value of the properties and assets to be acquired in the formation transactions, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering.

USE OF PROCEEDS

After deducting the estimated underwriting discounts and expenses of this offering and the formation transactions payable by us, we estimate that the net proceeds that we will receive from this offering will be approximately $89.4 million, or approximately $103.4 million if the underwriters’ over-allotment option is exercised in full, in each case, assuming an initial public offering price of $15.00 per share (which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus). A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) net proceeds to us from this offering by approximately $6,666,667, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same. We will contribute the net proceeds of this offering to our operating partnership in exchange for common units, and we expect that our operating partnership will use the proceeds as described below:

•	approximately $19.4 million to acquire interests in our initial properties, including the payment of transaction expenses in connection with the contribution of our initial properties in the formation transactions;

•	approximately $6.5 million to repay portions of certain mortgage loans (1) as the proceeds from our new mortgage loans will be less than the amount of mortgage loans we will repay in connection with this offering; and

•	the remaining approximately $63.5 million for general working capital purposes, including payment of expenses associated with our formation transactions, future acquisitions and creating reserves for capital expenditures, tenant improvements and leasing commissions.

If the underwriters elect to exercise all or any part of their over-allotment option, we will use all of the additional net proceeds from such exercise to redeem from the Second City Group, for cash, a portion of the common stock and common units issued to them in the formation transactions at a redemption price per common unit or share of common stock equal to the public offering price per share in this offering.

Pending application of the net proceeds, our Advisor will invest the net proceeds from this offering for our benefit in interest-bearing accounts and short-term, interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT. These investments are expected to provide a lower net return than we will seek to achieve from our investment in office properties.

(1)	The $6.5 million will be used to repay portions of certain mortgage loans secured by our initial properties, including a $50 million mortgage loan secured by the Cherry Creek property, which bears interest at 5% and matures in January 2016, a $20.9 million mortgage loan secured by the City Center property, which bears interest at 6.00% and matures in June 2014, a $10 million mortgage loan secured by the Central Fairwinds property, which bears interest at 6.25% and matures in October 2015, and a $19.5 million mortgage loan secured by the Corporate Parkway property, which bears interest at 7.25% and matures in April 2016.

DISTRIBUTION POLICY

We intend to elect and qualify to be treated as a REIT commencing with our taxable year ending December 31, 2014. U.S. federal income tax law requires that a REIT distribute annually at least 90% of its net taxable income, excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income, including net capital gains. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions that it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “U.S. Federal Income Tax Considerations.” To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we generally intend to make regular quarterly distributions to holders of our common stock, beginning at such time as our board of directors determines that we have sufficient cash flow to do so, over time in an amount equal to our taxable income, which would be reduced by, among other things, the amount of the annual advisory fee and any acquisition fees payable, and offering expenses reimbursable, to our Advisor pursuant to the Advisory Agreement. Although we anticipate making quarterly distributions to our stockholders over time, our board of directors has the sole discretion to determine the timing, form (including cash and shares of our common stock at the election of each of our stockholders) and amount of any distributions to our stockholders. Although not currently anticipated, in the event that our board of directors determines to make distributions in excess of the income or cash flow generated from our portfolio of assets, we may make such distributions from the proceeds of this or future offerings of equity or debt securities or other forms of debt financing or the sale of assets.

If we pay a taxable stock distribution, our stockholders would be sent a form that would allow each stockholder to elect to receive its proportionate share of such distribution in all cash or in all stock and the distribution will be made in accordance with such elections, provided that if the stockholders’ elections, in the aggregate, would result in the payment of cash in excess of the maximum amount of cash to be distributed, then cash payments to stockholders who elected to receive cash will be prorated and the excess of each such stockholder’s entitlement in the distribution, less such prorated cash payment, would be paid to such stockholder in shares of our common stock.

To the extent that in respect of any calendar year, cash available for distribution is less than our taxable income, we could be required to fund distributions from working capital, sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. In addition, we could be required to utilize the net proceeds of this offering to fund our quarterly distributions, which would reduce the amount of cash that we have available for investing and other purposes. For more information, see “U.S. Federal Income Tax Considerations—Annual Distribution Requirements.”

Our charter allows us to issue preferred stock that could have a preference over our common stock with respect to distributions. We currently have no intention to issue any preferred stock, but if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

Dividends and other distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and other factors described below. We cannot assure you that our distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any dividends or other distributions that we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements, capital expenditures and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including our revenue, operating expenses, interest expense and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, see “Risk Factors.”

CAPITALIZATION

The following table sets forth the historical combined cash and cash equivalents and capitalization of the City Office Predecessor as of December 31, 2013 on an actual basis, as adjusted to give effect to the formation transactions but before giving effect to this offering and as further adjusted to give effect to this offering and the intended use of the net proceeds from this offering as described in “Use of Proceeds.” You should read this table in conjunction with “Structure and Formation of Our Company,” “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2013
	Historical	Pro Forma Formation Transactions	Pro Forma Adjusted (1)(2)(3)
Cash and cash equivalents	$7,127,764	$8,195,289	$67,471,766

Debt:
Total debt (4)	$109,916,430	$159,916,430	$153,449,159

Equity:
Common stock, $0.01 par value per share; 100,000 shares authorized, actual; 1,000 shares issued and outstanding, actual; 100,000,000 shares authorized, as adjusted; 8,912,699 shares issued and outstanding, as adjusted (2)(3)	—	10	89,127
Preferred stock, $0.01 par value per share; no shares authorized, actual; no shares issued and outstanding, actual; 100,000,000 shares authorized, as adjusted; no shares issued and outstanding, as adjusted	—	—	—
Additional paid-in capital	—	990	89,516,081
City Office Predecessor equity	26,624,375	23,684,365	—
Total stockholders’ equity
Noncontrolling interests in Our Operating Partnership	—	—	395,199
Noncontrolling interests in properties	1,083,740	815,092	(1,870,484)
Total equity	27,708,115	24,500,457	88,129,923

Total Capitalization (5)	$137,624,545	$184,416,887	$241,579,082

(1)	Does not include the exercise of the underwriters’ option to purchase up to 1,000,000 additional shares of our common stock.
(2)	The common stock outstanding as shown includes 379,074 shares of our common stock to be issued upon vesting and settlement of equity compensation grants to our executive officers. Does not include 1,000 shares of common stock initially issued to Second City and which will be repurchased by us at cost upon the completion of this offering or 884,506 shares of our common stock or LTIP units available for future issuance under the Equity Incentive Plan. See “Executive and Director Compensation—Equity Incentive Plan.”
(3)	Assumes 6,666,667 shares of common stock will be sold in this offering at an initial public offering price of $15 per share for net proceeds of approximately $87.6 million after deducting the underwriting discounts and estimated expenses of this offering and the formation transactions of approximately $12.4 million. See “Use of Proceeds.”
(4)	We expect to enter into the New Mortgage Loan and the Revolving Credit Facility prior to, or concurrently with, the closing of this offering. Following the formation transactions, the Washington Group Plaza property will remain subject to the Washington Mortgage Loan and the AmberGlen property will remain subject to the AmberGlen Mortgage Loan unless the AmberGlen Refinancing has occurred prior to the closing of this offering.
(5)	Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, stockholders’ equity and total capitalization by approximately $6,200,000, assuming that the number of shares that we are offering, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their over-allotment option. An increase (decrease) of 1,000,000 shares that we are offering would increase (decrease) each of pro forma as adjusted cash and cash equivalents, additional paid in capital, stockholders’ equity and total capitalization by approximately $13,950,000, assuming the initial public offering price per share remains the same. If the underwriters elect to exercise all or any part of their over-allotment option, we will use all of the additional net proceeds from such exercise to redeem from the Second City Group, for cash, a portion of the common stock and common units issued to them in the formation transactions at a redemption price per common unit or share of common stock equal to the public offering price per share in this offering.

DILUTION

Purchasers of shares of our common stock offered in this prospectus will experience an immediate and substantial dilution in the net tangible book value per share of our common stock from the initial public offering price. As of December 31, 2013, after adjusting for our acquisition of a controlling interest in the Cherry Creek property which occurred on January 2, 2014, we had a pro forma combined net tangible book value of $740,060, or $0.13 per share of our common stock, assuming the exchange of all outstanding common units into shares of our common stock on a one-for-one basis. After giving effect to the sale of the shares of our common stock offered hereby, including the use of proceeds as described under “Use of Proceeds,” the formation transactions, the deduction of underwriting discounts and the estimated offering and formation transactions expenses payable by us, the pro forma net tangible book value as of December 31, 2013 attributable to common stockholders, including the effects of the grants of awards covering shares of our common stock to our directors and executive officers and our Advisor, would have been $57,776,899, or $4.57 per share of our common stock. This amount represents an immediate increase in net tangible book value of $4.44 per share to prior investors and an immediate dilution in pro forma net tangible book value of $10.43 per share from the assumed public offering price of $15.00 per share of our common stock to new public investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$15.00
Net tangible book value per share before the formation transactions and this offering (1)	0.13
Net increase/decrease in pro forma net tangible book value per share attributable to the formation transactions	(1.23)
Net increase/decrease in pro forma net tangible book value per share attributable to this offering	5.67

Pro forma net tangible book value per share after the formation transactions and this offering (2)	4.57

Dilution in pro forma net tangible book value per share to new investors (3)	$10.43

(1)	Net tangible book value per share of our common stock before the formation transactions and this offering is determined by dividing net tangible book value based on December 31, 2013, after adjusting for our acquisition of a controlling interest in the Cherry Creek property which occurred on January 2, 2014, net book value of the tangible assets (consisting of total assets less intangible assets, which are comprised of goodwill (if applicable), deferred financing and leasing costs, acquired above-market leases and acquired in place lease value, net of liabilities to be assumed, excluding acquired below market leases) by us by the number of shares of our common stock held by prior investors after this offering, assuming the exchange for shares of our common stock on a one-for-one basis of the common units to be issued in connection with the formation transactions.
(2)	Based on pro forma net tangible book value of approximately $57,776,899 after completion of the formation transactions and this offering divided by the sum of 12,635,809 shares of our common stock and common units to be outstanding after this offering and the formation transactions, not including 1,000,000 shares of our common stock issuable upon exercise of the underwriters’ over-allotment option.
(3)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to the formation transactions and this offering from the initial public offering price paid by a new investor for a share of our common stock.

The following table summarizes, as of December 31, 2013, after adjusting for our acquisition of a controlling interest in the Cherry Creek property which occurred on January 2, 2014, on the same pro forma basis after giving effect to this offering and the formation transactions, the differences between the number of shares of our common stock and common units to be received by the prior investors in the formation transactions, the number of shares of our common stock or restricted stock units covering shares of our common stock issuable to our directors and executive officers and our Advisor and the number of shares of our common stock purchased by the new investors in this offering, and between the total consideration paid and the average price per share or common unit paid by the prior investors in the formation transactions (based on the net tangible book value of the assets and properties being acquired by us and our operating partnership in the formation transactions) and the total consideration paid and the average price per share paid by our directors and executive officers and our Advisor and by the new investors purchasing shares of our common stock in this offering.

	Common Units/Shares Issued		Net Tangible Book Value of Contribution (1)/Cash		Average Price Per Share/ Common Unit
	Number	Percentage	Amount	Percentage
	(in thousands)		(in thousands)
Prior Investors	5,590	44.2%	$740	0.7%	$0.13
Management Awards (2)	379	3.0	—	—	—
New Investors	6,667	52.8	100,000	99.3	15.00

Total	12,636	100.0%	$100,740	100.0%

(1)	Represents pro forma net tangible book value as of December 31, 2013, of the assets contributed to us in the formation transactions after adjusting for our acquisition of a controlling interest in Cherry Creek which occurred on January 2, 2014.
(2)	Represents restricted stock units to be granted to our directors and executive officers and our Advisor under the Equity Incentive Plan upon completion of the offering.

SELECTED FINANCIAL DATA

The following financial data should be read in conjunction with the audited and unaudited financial statements and the related notes, and our unaudited pro forma financial information and the related notes, included elsewhere in this prospectus.

The following table sets forth selected financial and operating data on (i) a consolidated pro forma basis for our company after giving effect to (a) the formation transactions, including our acquisition of interests in our initial properties, and required purchase accounting adjustments, (b) the estimated net proceeds, including the use thereof, from this offering as if each occurred on December 31, 2013 and (c) the continuance of the Washington Mortgage Loan and the AmberGlen Mortgage Loan, the incurrence, including the use thereof, of indebtedness under the New Mortgage Loan and our entry into the Revolving Credit Facility, and (ii) a combined historical basis for the real estate activity and holdings of the entities that own the historical interests in the AmberGlen, Central Fairwinds, City Center, Cherry Creek, Corporate Parkway and Washington Group Plaza properties, which are the initial properties being contributed to us in the formation transactions. We have not presented historical information for City Office because we have not had any corporate activity since our formation other than the issuance of 1,000 shares of common stock to Second City in connection with our initial capitalization, and activity in connection with the formation transactions and this offering, and because we believe that a discussion of the results of City Office would not be meaningful.

The historical combined balance sheet information as of December 31, 2013 and December 31, 2012 of the City Office Predecessor and the combined statements of operations information for the years ended December 31, 2013 and December 31, 2012 of the City Office Predecessor have been derived from the historical audited combined financial statements included elsewhere in this prospectus.

Our unaudited pro forma consolidated financial statements and operating information as of and for the year ended December 31, 2013 assume completion of this offering and the formation transactions as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

The information presented below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and our audited and unaudited financial statements and related notes, which are included elsewhere in this prospectus.

City Office REIT, Inc. (Pro Forma) and the City Office Predecessor (Historical)

	Year Ended December 31,
	Pro Forma Consolidated	Historical Combined
	2013	2013	2012
	(Unaudited)
Statement of Operations Data:
Revenues
Rental income	$29,598,376	$18,427,794	$9,991,712
Expense reimbursement	2,185,817	1,316,068	1,053,466
Other	785,162	746,716	471,280

Total Revenues	$32,569,355	$20,490,578	$11,516,458

Operating Expenses
Property operating expenses	$8,873,869	$6,021,287	$4,109,993
Insurance	610,906	518,361	398,083
Property taxes	1,805,440	1,385,954	969,564
Property acquisition costs	1,479,292	1,479,292	212,765
Base management fee	1,283,128	—	—
General and administrative	1,477,000	—	—
Property management fees	665,325	539,460	571,420
Stock based compensation	1,895,371	—	—
Depreciation and amortization	13,065,765	7,775,219	3,956,204

Total Operating Expenses	$31,156,096	$17,719,573	$10,218,029

Operating Income	$1,413,259	$2,771,005	$1,298,429

Other Expense (income)
Canadian offerings costs	$1,983,195	$1,983,195	$—
Interest expense, net	7,197,139	5,368,016	3,685,881
Equity in income of unconsolidated entity	—	(402,913)	(505,877)

Net Loss	$(7,767,075)	$(4,177,293)	$(1,881,575)
Net Loss Attributable to Noncontrolling Interests in the Properties	$(190,624)	$44,368	$286,481

	(7,957,699)	(4,132,925)	(1,595,094)
Net Loss Attributable to Noncontrolling Interests in Operating Partnership	2,415,991	—	—

Net Loss Attributable to City Office REIT, Inc./City Office Predecessor	(5,541,708)	(4,132,925)	(1,595,094)
Balance Sheet Data (at year end):
Real estate properties, net of accumulated depreciation	$146,015,624	$100,126,486	$42,171,832
Investments in unconsolidated entity	—	4,337,899	4,882,753
Total Assets	254,658,665	143,639,341	61,016,126
Mortgage loans payable	153,449,159	109,916,430	53,256,600
Total Liabilities	166,528,742	115,931,226	55,006,264
Stockholder/Owners’ Equity	89,605,208	26,624,375	6,149,404
Noncontrolling interests in operating partnership	395,199	—	—
Noncontrolling interests in properties	(1,870,484)	1,083,740	(139,542)
Total Equity	$88,129,923	$27,708,115	$6,009,862

Other Data:
Cash flows from / (to):
Operating activities	—	$1,459,782	$3,891,017
Investing activities	—	(75,105,500)	(17,109,811)
Financing activities	—	77,666,866	14,858,006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, the selected financial data, the audited combined financial statements and the related notes thereto of the City Office Predecessor as of December 31, 2013 and December 31, 2012 and for the periods then ended appearing elsewhere in this prospectus.

Where appropriate, the following discussion includes analysis of the formation transactions, certain other transactions and this offering. These effects are reflected in the pro forma consolidated financial statements located elsewhere in this prospectus.

As used in this section, unless the context otherwise requires, references to “we,” “us,” “our” and “our company” are to City Office REIT, Inc. and City Office REIT Operating Partnership, L.P. References to the “City Office Predecessor” are to the real estate activity and holdings of the entities that own the historical interests in the AmberGlen, Central Fairwinds, City Center, Cherry Creek, Corporate Parkway and Washington Group Plaza properties.

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions associated with those statements. Our actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including but not limited to those in “Risk Factors” and included in other portions of this prospectus.

Overview

Company

We are a newly organized Maryland corporation formed on November 26, 2013 to acquire, own and operate high-quality office properties located within our specified markets in the United States. We have not had any corporate activity since our formation, other than the issuance of 1,000 shares of our common stock to Second City in connection with our initial capitalization and activities in preparation for this offering and the formation transactions. Accordingly, a discussion of our results would not be meaningful, and therefore, set forth below is a discussion regarding the historical operations of the City Office Predecessor only.

Following the completion of this offering, we and our operating partnership will acquire substantially all of our assets and our operating partnership will conduct substantially all of our operations. All of the initial property interests that we will acquire in the formation transactions currently are owned by the Property Ownership Entities. Pursuant to the formation transactions, (i) we intend to enter into the Advisory Agreement with our Advisor pursuant to which our Advisor will provide management and advisory services to us; (ii) we will sell 6,666,667 shares of our common stock in this offering (1,000,000 additional shares if the underwriters exercise their over-allotment option in full) and we will contribute the net proceeds to our operating partnership in exchange for 6,666,667 common units; and (iii) pursuant to separate contribution agreements, we and our operating partnership will acquire interests in the Property Ownership Entities in exchange for shares of common stock, common units and cash. We will contribute any interests in the Property Ownership Entities that we acquire to our operating partnership in exchange for common units.

As a result of the formation transactions, we will acquire a 100% interest in each of the Washington Group Plaza, Cherry Creek and Corporate Parkway properties and we will acquire an approximately 76% interest in the AmberGlen property, 90% interest in the Central Fairwinds property and 95% interest in the City Center property. The parties retaining the remaining interests in the AmberGlen, Central Fairwinds and City Center properties at the conclusion of the formation transactions will not receive any common units, common stock or cash from us for their property interests. The value of the consideration to be paid to each of the entities in the Second City Group in the formation transactions will be determined according to the terms of the respective contribution agreements. The contributions will be effected concurrently with the completion of this offering.

Upon consummation of this offering and the formation transactions, we intend to elect and to qualify to be taxed as a REIT, commencing with our taxable year ending December 31, 2014, and generally will not be subject to U.S. federal taxes on our income that we currently distribute to our stockholders. We are structured as an UPREIT and will own substantially all of our assets and conduct substantially all of our business through our operating partnership, which was formed on December 12, 2013. We will serve as the sole general partner and expect to own an approximately 69.6% interest in our operating partnership upon consummation of this offering. Consummation of the formation transactions will enable us to consolidate ownership of our initial properties into our operating partnership; facilitate this offering; enable us to raise necessary capital to repay existing and future indebtedness related to certain properties in our portfolio; enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014; and preserve the tax position of certain continuing investors.

Indebtedness

We expect to enter into the New Mortgage Loan prior to, or concurrently with, the closing of this offering. Following the formation transactions, the Washington Group Plaza property will remain subject to the Washington Mortgage Loan and the AmberGlen property will remain subject to the AmberGlen Mortgage Loan unless the AmberGlen Refinancing has occurred prior to the closing of this offering. In addition, we expect to enter into the Revolving Credit Facility, which we expect will have an accordion feature that will permit us to borrow up to $150 million, subject to additional collateral availability and lender approval.

For additional information regarding the New Mortgage Loan, the AmberGlen Mortgage Loan, the Washington Mortgage Loan and the Revolving Credit Facility, please refer to “—Liquidity and Capital Resources” below.

Revenue Base

Upon consummation of this offering and the formation transactions, we will own six office complexes comprised of 16 office buildings with a total of approximately 1.85 million square feet of net rentable area. As of December 31, 2013, our initial properties were approximately 89% leased (or 91% after giving effect to committed leases, the terms of which have not yet commenced).

Office Leases. Historically, most leases for our initial properties were on a full-service gross or net lease basis, and we expect to continue to use such leases in the future. A full-service gross lease has a base year expense stop whereby we pay a stated amount of expenses as part of the rent payment while future increases (above the base year stop) in property operating expenses are billed to the tenant based on such tenant’s proportionate square footage in the property. The property operating expenses are reflected in operating expenses, but only the increased property operating expenses above the base year stop recovered from tenants are reflected as tenant recoveries in the statements of income. In a net lease, the tenant is typically responsible for all property taxes and operating expenses. As such, the base rent payment does not include any operating expenses but rather all such expenses are billed to or paid by the tenant. The full amount of the expenses for this lease type is reflected in operating expenses, and the reimbursement is reflected in tenant recoveries. The tenant in the Corporate Parkway property has a net lease. We are also a lessor for a fee simple ground lease at the AmberGlen property. All of our remaining leases are full-service gross leases.

Interest Rate Contracts. As of December 31, 2013, the City Office Predecessor had an interest rate cap at the City Center property with a notional value of $15 million, maturing in May 2014 with an effective fixed interest rate of 6%. This interest rate cap is expected to be canceled upon consummation of this offering. The interest rate cap had no value as of December 31, 2013.

Factors That May Influence Our Operating Results and Financial Condition

Business and Strategy

We will focus on acquiring office properties in our target markets that exhibit favorable economic growth trends, growing populations with above average employment growth forecasts, a large number of government offices, large international, national and regional employers across diversified industries, low-cost centers for business operations, proximity to large universities and increasing office occupancy rates. We expect to use our Advisor’s market specific knowledge as well as the expertise of local real estate operators and our investment partners to identify acquisition opportunities that we believe will offer cash flow stability and long-term value appreciation. Our target markets are attractive, among other reasons, because we believe that ownership is often concentrated among local real estate operators that typically do not benefit from the same access to capital as public REITs and there is a relatively low level of participation of large institutional investors, which can result in attractive pricing levels and risk-adjusted returns.

Rental Revenue and Tenant Recoveries

The amount of net rental revenue generated by our initial properties will depend principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space and space that becomes available from lease terminations. As of December 31, 2013, the percent leased for our initial properties was approximately 89% (or 91% when giving effect to committed leases, the terms of which have not yet commenced). The amount of rental revenue generated also will depend on our ability to maintain or increase rental rates at our initial properties. We believe that the average rental rates for our initial properties generally are equal to or slightly above the current average quoted market rates. Negative trends in one or more of these factors could adversely affect our rental revenue in future periods. Future economic downturns or regional downturns affecting our markets or submarkets or downturns in our tenants’ industries that impair our ability to renew or re-let space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase rental rates at our properties. In addition, growth in rental revenue will also partially depend on our ability to acquire additional properties that meet our investment criteria.

Scheduled Lease Expirations

Year of Lease Expiration	Number of Leases Expiring	NRA of Expiring Leases	Percentage of Initial Properties NRA	Annualized Base Rent (1)	Percentage of Initial Properties Annualized Base Rent (1)	Annualized Base Rent per Leased Square Foot Expiring (2)
Vacant and Contracted (3)	—	196,543	10.6%	$—	0.0%	$—
2014	16	64,684	3.5	1,392,816	4.7	21.53
2015	12	238,136	12.9	4,061,949	13.7	17.06
2016	19	410,380	22.1	7,446,412	25.0	18.15
2017	20	256,392	13.8	4,122,227	13.9	16.08
2018	19	210,814	11.4	3,955,397	13.3	18.76
2019	10	89,824	4.8	1,875,614	6.3	20.88
2020	2	18,721	1.0	365,242	1.2	19.51
2021	2	13,158	0.7	253,445	0.8	19.26
2022	2	17,746	1.0	409,908	1.4	23.10
2023	1	2,022	0.1	15,600	0.1	7.72
Thereafter	3	334,806	18.1	5,838,206	19.6	17.44

Total / Weighted Average:	106	1,853,226	100.0%	$29,736,816	100.0%	$17.95

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by NRA of expiring leases in the period.
(3)	As of December 31, 2013, our initial properties had 35,461 square feet of contracted net rentable area related to seven leases collectively at the City Center, AmberGlen and Central Fairwinds properties.

Operating Expenses

Our operating expenses generally consist of utilities, property and ad valorem taxes, insurance and site maintenance costs. Increases in these expenses over tenants’ base years are generally passed on to tenants in our full-service gross leased properties and are generally paid in full by tenants in our net leased properties. As a public company, we estimate that our annual general and administrative expenses will increase due to increased legal, insurance, accounting and other expenses related to corporate governance, SEC reporting and other compliance matters, compared to the period prior to the initial public offering. In addition, we expect that our initial properties may be reassessed for local real estate tax purposes after the consummation of the formation transactions.

Conditions in Our Markets

Positive or negative changes in economic or other conditions in the markets we operate in, including state budgetary shortfalls, employment rates, natural hazards and other factors, may impact our overall performance.

Summary of Significant Accounting Policies

Basis of Preparation

The City Office Predecessor represents a combination of certain entities holding interests in real estate that are commonly controlled. Due to their common control, the financial statements of the separate entities which own our initial properties are presented on a combined basis.

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany balances and transactions have been eliminated in combination.

Variable interest entities (“VIE”) are accounted for within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” and are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is the enterprise that has the power to direct the activities that most significantly impact the variable interest entity’s economic performance and the obligation to absorb losses or the right to receive benefits of the variable interest entity that could be significant to the variable interest entity. We have evaluated the applicability of ASC Topic 810 to our investments in ROC-SCCP Cherry Creek I, LP and determined that this entity is not a variable interest entity or that the City Office Predecessor is not the primary beneficiary and, therefore, consolidation of this investment is not required. The investments are accounted for using the equity method of accounting.

Use of Estimates

We have made a number of significant estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these combined financial statements in conformity with GAAP. These estimates and assumptions are based on our best estimates and judgment. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management adjusts such estimates when facts and circumstances dictate. The most significant estimates made include the recoverability of accounts receivable, allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed, the determination of VIEs and which entities should be consolidated, the determination of impairment of long-lived assets, loans receivable and equity method investments, valuation of derivative financial instruments and the useful lives of long-lived assets. Actual results could differ materially from those estimates.

Business Combinations

The fair value of the real estate acquired, which includes the impact of fair value adjustments for assumed mortgage debt related to property acquisitions, is allocated to the acquired tangible assets, consisting of land, building and improvements and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in place leases and value of tenant relationships, based in each case on their fair values. Acquisition costs are expensed as incurred in the accompanying combined statement of income. Also, noncontrolling interests acquired are recorded at estimated fair market value.

The fair value of the tangible assets of an acquired property (which includes land, building and improvements and fixtures and equipment) is determined by valuing the property as if it were vacant. The “as-if-vacant” value is then allocated to land and building and improvements based on our determination of relative fair values of these assets. Factors considered by us in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. We also estimate costs to execute similar leases including leasing commissions.

The fair value of above-market and below-market lease values are recorded based on the difference between the current in place lease rent and our estimate of current market rents. Below-market lease intangibles are recorded as part lease intangibles liability and amortized into rental revenue over the non-cancelable periods and bargain renewal periods of the respective leases. Above-market leases are recorded as part of intangible assets and amortized as a direct charge against rental revenue over the non-cancelable portion of the respective leases.

The fair value of acquired in place leases are recorded based on the costs we estimate we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over such occupancy level would be achieved and include an estimate of the net operating costs incurred during the lease-up period.

Revenue Recognition

We recognize lease revenue on a straight-line basis over the term of the lease. Certain leases allow for the tenant to terminate the lease, but the tenant must make a termination payment as stipulated in the lease. If the termination payment is in such an amount that continuation of the lease appears, at the time of lease inception, to be reasonably assured, then we recognize revenue over the term of the lease. We have determined that for these leases, the termination payment is in such an amount that continuation of the lease appears, at the time of inception, to be reasonably assured. We recognize lease termination fees as other revenue in the period received and write off unamortized lease-related intangible and other lease-related account balances, provided there are no further obligations by us under the lease. Otherwise, such fees and balances are recognized on a straight-line basis over the remaining obligation period with the termination payments being recorded as a component of rent receivable-deferred or deferred revenue on the combined balance sheets.

If we fund tenant improvements and the improvements are deemed to be owned by us, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. If we determine that the tenant allowances are lease incentives, we commence revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. The lease incentive is recorded as a deferred expense and amortized as a reduction of revenue on a straight-line basis over the respective lease term.

Recoveries from tenants for real estate taxes, insurance and other operating expenses are recognized as revenues in the period that the applicable costs are incurred. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. Final billings to tenants for real estate taxes, insurance and other operating expenses did not vary significantly as compared to the estimated receivable balances.

Expenditures for maintenance and repairs are charged to operations as incurred.

Impairment of Real Estate Properties

Long-lived assets currently in use are reviewed periodically for possible impairment and will be written down to fair value if considered impaired. Long-lived assets to be disposed of are written down to the lower of cost or fair value less the estimated cost to sell. We review our real estate properties for impairment when there is an event or a change in circumstances that indicates that the carrying amount may not be recoverable. We measure and record impairment losses and reduce the carrying value of properties when indicators of impairment are present and the expected undiscounted cash flows related to those properties are less than their carrying amounts. In cases in which we do not expect to recover our carrying costs on properties held for use, we reduce our carrying costs to fair value. We do not believe that the values of our initial properties are impaired as of December 31, 2013 and December 31, 2012.

Derivative Instruments and Hedging Activities

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. We have not elected to designate any instruments as a hedge under ASC 815-10.

As of December 31, 2013 and December 31, 2012, we had interest rate caps that are not designated as hedges. These derivatives are not speculative and were used to manage the City Office Predecessor’s exposure to interest rate movements and other identified risks, but we have elected not to designate these instruments in hedging relationships based on the provisions in ASC 815-10. The changes in fair value of derivatives not designated in hedging relationships have been recognized in earnings. Summarized below are the interest rate derivatives that were not designated as cash flow hedges and the fair value of all derivative assets and liabilities as of December 31, 2013 and December 31, 2012:

					Fair Value as of
Property	Type of Instrument	Notional Amount	Maturity Date	Effective Rate	December 31, 2013	December 31, 2012
City Center	Interest Rate Swap	$15,000,000	June 2014	6.0%	$—	$3,000

Fair Value of Financial Instruments

ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

ASC 820-10 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Cash Equivalents, Restricted Cash, Accounts Receivable and Accounts Payable and Accrued Liabilities

We estimate that the fair value approximates carrying value due to the relatively short-term nature of these instruments.

Interest Rate Swap

The majority of the inputs used to value our interest rate swap liability fall within Level 2 of the fair value hierarchy, such as observable market interest rate curves; however, the credit valuation associated with the interest rate swap liability utilizes Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties. As of December 31, 2013 and December 31, 2012, we determined that the credit valuation adjustment relative to the overall interest rate swap liability is not significant. As a result, the entire interest rate swap liability has been classified in Level 2 of the fair value hierarchy.

Mortgage Loans Payable

We determine the fair value of the City Office Predecessor’s fixed rate debt based on a discounted cash flow analysis using a discount rate that approximates the current borrowing rates for instruments of similar maturities. Based on this, we have determined that the fair value of these instruments was $88.5 million and $35.7 million as of December 31, 2013 and December 31, 2012, respectively. Loans with variable rate interest are excluded from the amount noted as the carrying value approximates the fair value. Although we have determined that the majority of the inputs used to value fixed rate debt fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our fixed rate debt utilize Level 3 inputs, such as estimates of current credit spreads. However, as of December 31, 2013 and December 31, 2012, we assessed the significance of the impact of the credit valuation adjustments on the overall valuation of the City Office Predecessor’s fixed rate debt and determined that the credit valuation adjustments are not significant to the overall valuation of the City Office Predecessor’s fixed rate debt. Accordingly, mortgage loans payable have been classified as Level 2 fair value measurements.

New Accounting Pronouncements

During February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. ASU is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 is not expected to have a material impact on our financial condition or results of operations.

JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised financial accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have determined to opt out of such extended transition period and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Results of Operations

Overview

The following table identifies the date of acquisition for those properties that were acquired during the reporting period.

Acquired Properties	Acquisition Date	NRA (000s SF)
Central Fairwinds	May 2012	169
Corporate Parkway	May 2013	178
Washington Group Plaza	June 2013	558

Total		905

All amounts and percentages used in this discussion of our results of operations are calculated using the numbers presented in the financial statements contained in this report rather than the rounded numbers appearing in this discussion.

Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012

Revenue

Total Revenue. Revenue includes net rental income, including parking, signage and other income, as well as the recovery of operating costs and property taxes from tenants. Total revenues increased $9.0 million, or 78%, to $20.5 million for the year ended December 31, 2013 compared to $11.5 million in the corresponding period in 2012. Approximately $0.3 million of the increase resulted from the acquisition of the Central Fairwinds property in May 2012 as the year ended December 31, 2013 includes a full period of rental and other income from this property. Revenue also increased by $2.0 million from the acquisition of the Corporate Parkway property in May 2013 and $5.1 million from the acquisition of the Washington Group Plaza property in June 2013. The remaining increase of $1.6 million in revenues is driven by increased occupancy at the City Center and AmberGlen properties, both of which were owned throughout both periods.

Rental Income. Rental income includes net rental income, income from the City Office Predecessor’s ground lease and lease termination income. Total rental income increased $8.4 million, or 84%, to $18.4 million for the year ended December 31, 2013 compared to $10.0 million for the year ended December 31, 2012. The increase in rental income was primarily due to the acquisitions described above and an increase in average occupancy year-over-year at the City Center and AmberGlen properties. The increase in rental income contributed by a full year of operating results at the Central Fairwinds property was a total of $0.2 million. The acquisition of the Corporate Parkway and Washington Group Plaza properties contributed an additional $2.0 million and $4.8 million in additional rental income, respectively. The remaining increase of $1.4 million was due to an increase in average occupancy year-over-year for the City Center and AmberGlen properties.

Expense Reimbursement. Total expense reimbursement increased $0.3 million, or 25%, to $1.3 million for the year ended December 31, 2013 compared to $1.0 million for the year ended December 31, 2012, primarily due to the acquisition of the Central Fairwinds and Washington Group Plaza properties described above. The Corporate Parkway property, which was acquired in May 2013, is a net lease and does not have any expense reimbursements. Increase in expense reimbursement was also driven by overall increase in occupancy at AmberGlen for the year ended December 31, 2013 when compared with December 31, 2012. Expense reimbursement increased $0.3 million as a result of the Washington Group Plaza property acquisition. The Central Fairwinds and City Center expense reimbursements remained consistent year over year.

Other. Other revenues includes parking, signage and other miscellaneous income. Total other revenues increased $0.2 million, or 58%, to $0.7 million for the year ended December 31, 2013 compared to $0.5 million for the year ended December 31, 2012, primarily due to increased parking income at City Center and Central Fairwinds. The Corporate Parkway property, which was acquired in May 2013, is a net lease and does not have any other income.

Operating Expenses

Total Operating Expenses. Total operating expenses consist of property operating expenses, as well as insurance, property taxes, property acquisition costs, management fees and depreciation and amortization. Total operating expenses increased by $7.5 million, or 73%, to $17.7 million for the year ended December 31, 2013, from $10.2 million for the same period in 2012. This increase in total operating expenses is attributable primarily to the factors discussed below.

Property Operating Expenses. Property operating expenses are comprised mainly of building common area and maintenance expenses, as well as certain expenses that are not recoverable from tenants, the majority of which are related to costs necessary to maintain the appearance and marketability of vacant space. In the normal course of business, property expenses fluctuate and are impacted by various factors including, but not limited to, occupancy levels, weather, utility costs, repairs, maintenance and re-leasing costs. Property operating expenses increased $1.9 million, or 47%, to $6.0 million for the year ended December 31, 2013 compared to $4.1 million for the year ended December 31, 2012. The increase in property operating expenses was due to an increase of $0.4 million for the year ended December 31, 2013, which includes a full period of operating expense from the Central Fairwinds property and an increase of $1.7 million due to the acquisition of the Washington Group Plaza property. This increase was offset by a decrease of $0.2 million in operating expenses due to cost savings initiatives implemented at the City Center and AmberGlen properties.

Insurance. Insurance costs increased $0.1 million, or 30%, to $0.5 million for the year ended December 31, 2013 compared to $0.4 million for the year ended December 31, 2012 primarily due to the acquisition of the Central Fairwinds and Washington Group Plaza properties.

Property Taxes. Property taxes increased $0.4 million, or 43%, to $1.4 million for the year ended December 31, 2013 compared to $1.0 million for the year ended December 31, 2012, primarily due to the acquisition of the Central Fairwinds and Washington Group Plaza properties.

Property Acquisition Costs. Property acquisition costs increased $1.3 million to $1.5 million for the year ended December 31, 2013 as a result of the Corporate Parkway and Washington Group Plaza acquisitions during the period compared to $0.2 million for the year ended December 31, 2012 when the Central Fairwinds property was acquired.

Property Management Fees. Property management fees were relatively unchanged for the year ended December 31, 2013 compared to the year ended December 31, 2012. Property management fees increased $0.1 million related to the acquisition of the Central Fairwinds and Washington Group Plaza properties during the 2013 period which was offset by a $0.1 million decrease at the AmberGlen property related to non-recurring management fees incurred in 2012.

Depreciation and Amortization. Depreciation and amortization increased $3.8 million, or 97%, to $7.8 million for the year ended December 31, 2013 compared to $4.0 million for the year ended December 31, 2012, primarily due to the acquisition of the Central Fairwinds and Washington Group Plaza properties.

Other Expense (Income)

Canadian Offering Costs. $2.0 million of transaction costs for the year ended December 31, 2013 was incurred in connection with the potential Canadian public offering, which we decided not to file with the Toronto Stock Exchange.

Interest Expense, Net. Interest expense increased $1.7 million, or 46%, to $5.4 million for the year ended December 31, 2013, compared to $3.7 million for the corresponding period in 2012. Interest expense increased $0.2 million due to a full year of interest expense on the Central Fairwinds property debt, $0.9 million and $0.8 million from debt used by Second City to acquire the Corporate Parkway and Washington Group Plaza properties, respectively, in 2013 and $0.1 million from additional debt incurred at City Center to fund capital expenditures, tenant improvements and leasing commissions related to increased leasing activity. This increase was offset by a $0.3 million decrease in interest expense at the AmberGlen property resulting from a write-off of deferred financing costs related to debt refinancing in 2012.

Equity in Income of Unconsolidated Entity. Equity in income of unconsolidated entity is related to an office property located in Denver, Colorado, known as the Cherry Creek property in which the City Office Predecessor owned 42% as of December 31, 2013. Equity income decreased $0.1 million, or 20%, to $0.4 million for the year ended December 31, 2013 compared to $0.5 million for the year ended December 31, 2012 primarily due to an increase in non-recoverable operating expenses and a decrease in other income.

Liquidity and Capital Resources

Analysis of Liquidity and Capital Resources

The City Office Predecessor had approximately $7.1 million of cash and cash equivalents at December 31, 2013. In addition, we expect to enter into the Revolving Credit Facility, which will allow borrowings of up to $150 million, of which approximately $11 million will be available at the close of the offering. We intend to use the Revolving Credit Facility, among other things, to finance the acquisition of other properties, to provide funds for tenant improvements and capital expenditures and to provide for working capital and other corporate purposes.

Our short-term liquidity requirements primarily consist of operating expenses and other expenditures associated with our properties, distributions to our limited partners and distributions to our stockholders required to qualify for REIT status, capital expenditures and, potentially, acquisitions. We expect to meet our short-term liquidity requirements through net cash provided by operations, reserves established from existing cash, the proceeds from this offering and borrowings under our secured revolving credit facility.

Our long-term liquidity needs consist primarily of funds necessary for the repayment of debt at maturity, property acquisitions and non-recurring capital improvements. We expect to meet our long-term liquidity requirements with net cash from operations, long-term secured and unsecured indebtedness and the issuance of equity and debt securities. We also may fund property acquisitions and non-recurring capital improvements using our secured revolving credit facility pending permanent financing.

We believe we have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity securities. However, we cannot assure you that this is or will continue to be the case. Our ability to incur additional debt is dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. Our ability to access the equity capital markets is dependent on a number of factors as well, including general market conditions for REITs and market perceptions about our company.

Consolidated Indebtedness as of December 31, 2013

As of December 31, 2013, the City Office Predecessor had approximately $109.9 million of outstanding consolidated indebtedness, of which approximately $22.3 million, or 20%, is variable rate debt, subject to an interest rate swap option on the LIBOR portion of the interest rate for a notional amount of $15 million to a fixed rate of 6%, expiring in June 2014.

The following table sets forth information as of December 31, 2013 with respect to the City Office Predecessor’s outstanding indebtedness.

Property Securing Debt	Indebtedness Outstanding as of December 31, 2013	Interest Rate		Maturity Date
City Center (1)	$22,333,938	6.00	% (2)	June 2014 (3)
Central Fairwinds (4)	10,000,000	6.25		October 2015
AmberGlen (5)	23,500,000	6.25		July 2017
Corporate Parkway (6)	19,133,333	7.25		April 2016
Washington Group Plaza (7)	34,949,159	3.85		July 2018

Total	$109,916,430

(1)	The City Center property is subject to senior mortgage debt in a principal amount of $22.5 million. The loan may be voluntarily prepaid without penalty in full or in part with the payment of an exit fee of $291,313.
(2)	Based on annualized 30 day LIBOR of 2.00% + 4%.
(3)	In November 2013, the City Office Predecessor exercised its option to extend the maturity date of the loan for a six month period, to June 2014. The City Office Predecessor has an option to extend the maturity date of the loan an additional one and a half years, to December 2015.
(4)	The Central Fairwinds property is subject to senior mortgage debt in a principal amount of $10.0 million. The loan may be voluntarily prepaid without penalty in full or in part after the second anniversary of the loan advance date of May 9, 2012.
(5)	The AmberGlen property is subject to the AmberGlen Mortgage Loan, which may be voluntarily prepaid without penalty in full after December 12, 2013 with the payment of an exit fee equal to 1% of the outstanding loan amount.
(6)	The Corporate Parkway property is subject to senior mortgage debt in a principal amount of $20.0 million. The loan may be voluntarily prepaid in full or in part subject to certain conditions. If the prepayments are made during fixed interest period, a payment equal to the interest that would have been earned by the lender related to the prepayment amount is required plus actual expenses incurred by the lender.
(7)	The Washington Group Plaza property is subject to the Washington Mortgage Loan.

Consolidated Indebtedness to be Outstanding After this Offering

Debt	Pro Forma Amount Outstanding	Interest Rate	Maturity Date
New Mortgage Loan (1)	$95,000,000	4.34%	February 2021
Washington Mortgage Loan (2)	34,949,159	3.85%	July 2018
Revolving Credit Facility (3)	—	LIBOR +2.75% (4)	February 2016
AmberGlen Mortgage Loan (5)	23,500,000	6.25%	July 2017

Total	$153,449,159

(1)	Prior to, or concurrently with, the closing of this offering, we expect to enter into the New Mortgage Loan.
(2)	Following the formation transactions, the Washington Group Plaza property will remain subject to the Washington Mortgage Loan.
(3)	Following the formation transactions, we expect to enter into the Revolving Credit Facility, which we expect will have an accordion feature that will permit us to borrow up to $150 million, subject to additional collateral availability and lender approval.
(4)	As of March 5, 2014, the 3 Month LIBOR rate was 0.23%.
(5)	Following the formation transactions, the AmberGlen property will remain subject to the AmberGlen Mortgage Loan unless the AmberGlen Refinancing has occurred prior to the closing of this offering. Upon the completion of the AmberGlen Refinancing, a pre-payment fee of 1.0% of the outstanding loan amount will be paid.

Contractual Obligations and Other Long-Term Liabilities

The following table provides information with respect to the City Office Predecessor’s commitments as of December 31, 2013, including any guaranteed or minimum commitments under contractual obligations. The table does not reflect available debt extension options.

	Payments Due by Period
Contractual Obligation	Total	2014	2015-2016	2017-2018	More than 5 years
Principal payments on mortgage loans (1)	$109,916,430	$22,961,366	$53,960,248	$32,994,816	$—
Interest payments (2)	17,082,518	5,732,209	8,330,613	3,019,696	—
Tenant-related commitments	6,286,805	5,286,805	—	—	1,000,000

Total	$133,285,753	$33,980,380	$62,290,861	$36,014,512	$1,000,000

(1)	City Center debt is based on 30 day LIBOR plus 4%. Interest payment is estimated based on debt outstanding at the beginning of the period multiplied by the effective interest rate as of December 31, 2013 of 6.00%.
(2)	On January 2, 2014, the City Office Predecessor entered into a $50 million loan to finance the acquisition of its interest in the Cherry Creek property. This loan will be repaid with a portion of the New Mortgage Loan.

The following table provides information with respect to the City Office Predecessor’s commitments as of December 31, 2013 on a pro forma basis, after giving effect to the formation transactions and application of the net proceeds from the offering as described under “Use of Proceeds,” including any guaranteed or minimum commitments under contractual obligations. The table does not reflect available debt extension options.

	Pro Forma Payments Due by Period
Contractual Obligation	Total	2014	2015-2016	2017-2018	More than 5 years
Principal payments on mortgage loans	$153,449,159	$627,428	$3,308,271	$59,896,851	$89,616,609
Interest payments (1)	38,742,736	7,093,441	14,003,784	10,954,346	6,691,165
Operating leases	—	—	—	—	—
Tenant-related commitments (2)	6,286,805	5,286,805	—	—	1,000,000
Ground Leases	—	—	—	—	—

Total	$198,478,700	$13,007,674	$17,312,055	$70,851,197	$97,307,774

(1)	On January 2, 2014, the City Office Predecessor entered into a $50 million loan to finance the acquisition of its interest in the Cherry Creek property. This loan will be repaid with a portion of the New Mortgage Loan.
(2)	Tenant related commitments related to the State of Colorado lease totalling approximately $1.9 million will be prefunded by the Second City Group upon closing of the offering to the extent the amounts have not already been incurred.

Off-Balance Sheet Arrangements

As of December 31, 2013, the City Office Predecessor did not have any off-balance sheet arrangements.

Cash Flows

Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012

Cash and cash equivalents were $7.1 million and $3.1 million as of December 31, 2013 and 2012, respectively.

Net cash provided by operating activities decreased by $2.4 million to $1.5 million for the year ended December 31, 2013 compared to $3.9 million for the same period in 2012. The decrease was primarily due to an increase in straight line rent receivable and restricted cash.

Net cash used in investing activities increased by $58.0 million to $75.1 million for the year ended December 31, 2013 compared to $17.1 million for the same period in 2012. The net cash used in investing activities in 2013 was used to acquire the Corporate Parkway and Washington Group Plaza properties, complete tenant improvements and associated costs, acquire equipment and enhance capital assets.

Net cash provided by financing activities increased by $62.8 million to $77.7 million for the year ended December 31, 2013 compared to $14.9 million for the year ended December 31, 2012. Cash flow from financing activities is primarily derived from re-financing and mortgage proceeds on new financing offset by mortgage payments. The increase was primarily due to the new mortgage and equity financing associated with the Corporate Parkway and Washington Group Plaza property acquisitions in 2013 as compared to the Central Fairwinds property acquisition in 2012 and scheduled mortgage payments during the year ended December 31 2013.

Inflation

Substantially all of our office leases provide for separate real estate tax and operating expense escalations. In addition, most of the leases provide for fixed rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. As more fully described in the interest rate risk section, the City Office Predecessor has used, and we will use, derivative financial instruments to manage or hedge interest rate risks related to borrowings. The City Office Predecessor has entered, and we will only enter into, contracts with major financial institutions based on their credit rating and other factors.

As of December 31, 2013 and December 31, 2012, the City Office Predecessor had interest rate caps that are not designated as hedges. These derivatives are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks, but we have elected not to designate these instruments in hedging relationships based on the provisions in ASC 815-10. The changes in fair value of derivatives not designated in hedging relationships have been recognized in earnings.

INDUSTRY OVERVIEW

U.S. National Office Market Overview

The U.S. economy has been growing at a moderate pace since the end of the 2008 recession with gross domestic product increasing at an annualized rate of 2.4% between the end of the recession and the end of 2013. Total office employment in the United States increased from 26.9 million in September 2009, its post-recession low, to 29.4 million in December 2013 according to the U.S Bureau of Labor Statistics.

Quarterly Change in Total Office Employment

Source: U.S. Bureau of Labor Statistics

Reis, Inc. projects that the recovering economy and improved job growth will lead to lower vacancy rates and higher rental rates in office buildings in the United States through 2018 as shown in the chart below.

U.S. Office Rental and Vacancy Rates

Source: Reis, Inc.

Our Target Markets

Our target markets are located in metropolitan areas in the Southern and Western United States. We believe that our target markets possess a number of the following characteristics: favorable economic growth trends, growing populations with above average employment growth forecasts, a large number of government offices, large international, national and regional employers across diversified industries, low-cost centers for business operations, proximity to large universities and increasing office occupancy rates. We also believe that there is a relatively low level of participation of large institutional investors in our target markets because they generally have concentrated on Gateway markets. In addition, we believe that our target markets offer the opportunity for attractive risk-adjusted returns because these markets exhibit positive economic and demographic trends and ownership is often concentrated among local real estate operators that typically do not benefit from the same access to capital as public REITs. Within our target markets, we expect to primarily focus on acquiring properties with a purchase price between $20 million and $50 million as we believe that large institutional investors and public REITs are focused on larger acquisition opportunities. According to data compiled by SNL Financial, in 2013, only 25% of office property acquisitions by public U.S. REITs had a purchase price of less than $56 million. Additionally, we believe that it is challenging for many local buyers in our target markets to raise the debt and equity capital necessary to complete real estate transactions in excess of $20 million. We are currently targeting 12 specified markets in the United States and own properties in five of these markets. Though we do not currently own a property in seven of our target markets, the Second City Group, from which we will be acquiring our initial properties, has existing properties and relationships in the target markets that we expect to be able to leverage.

The growth in jobs since the recession has not been spread evenly across the country. We believe that metropolitan areas outside of Gateway markets have exposure to growing segments of the economy such as technology and energy and are creating jobs at a faster rate than the nation as a whole. We also believe that as companies continue to look for ways to reduce costs in the wake of the recession, more jobs are shifting to metropolitan areas with lower costs of living, real estate and doing business generally. These areas include our target markets.

Job Growth from 2009 to 2012 in Target and Current Markets

Source: U.S. Bureau of Labor Statistics

Projected Population Growth in Target and Current Markets

Source: SNL Financial LC

Unemployment Rate in September 2009 and December 2013 in Target and Current Markets

Source: U.S. Bureau of Labor Statistics

Note: The September 2009 unemployment rate is the higher number in all markets.

Limited New Supply

Despite rising office employment in the United States, we believe that the construction of new office buildings has been low by historical standards since the 2008 recession. While a limited number of build-to-suit projects have been completed, we believe that there has been limited speculative office development over the last several years because current rental rates do not generally support new development. We believe that the combination of job growth and limited new construction is likely to decrease vacancy and increase rental rates in our target markets.

Lower Concentration of Institutional Competitors

We believe that there is a relatively low level of participation of large institutional investors in our target markets because they have generally concentrated on Gateway markets. For example, public REITs own no office properties in Salt Lake City (UT), five office properties in Portland (OR) and 10 office properties in San Antonio (TX) as of September 30, 2013 according to data compiled by SNL Financial. We believe that the relatively low level of participation by public REITs and other institutional investors in our target markets has caused acquisition prices to be lower and cap rates to be higher than in the Gateway markets. According to Colliers International, as shown in the table below, while prices for office properties in the Central Business Districts (“CBD”) of Gateway markets have recovered 89.8% of the value that they lost during the recent recession as of May 2013, CBD office properties and suburban office properties in non-Gateway markets recovered only 38.8% and 4.2% of the value they lost, respectively.

Peak-to-Trough Valuation Loss Recovered Following the Recession

Source: Colliers International. Data as of May 2013.

Attractive Debt Financing for Well-Capitalized Sponsors

We believe that although there is limited institutional equity available for office buildings in many of our target markets, debt financing is now available on attractive terms for well-known and well-capitalized owners. An important source of debt financing in our target markets is the CMBS market. While the new issuance of CMBS in the United States was approximately $3 billion in 2009, the total new issuance in 2013 was $80 billion according to the CRE Finance Council. Additionally, we believe that both commercial banks and life insurance companies are now making loans secured by office properties outside the Gateway markets at attractive rates to well-capitalized sponsors. We believe that the combination of acquisition opportunities at relatively high cap rates and attractive debt financing provides well-known and well-capitalized sponsors an opportunity to realize attractive levered returns on equity by investing in office properties outside the Gateway markets.

Our Initial Markets

Boise Economy

Metropolitan Boise, Idaho (“Boise”) ranks seventh in the United States for long-term job growth according to the U.S. Chamber of Commerce. Boise is home to more than 700 businesses, ranging from major employers to entrepreneurial businesses. Technology is among Idaho’s rapidly growing industries and has been prevalent for over 40 years in Boise. According to the Idaho Department of Labor, Boise is home to hundreds of high-tech businesses spanning a diverse range of sectors, including Hewlett-Packard Company’s laser jet division and Micron Technology, a computer memory manufacturer. More patents are generated per capita in Boise than any other city in the country and Boise has emerged as one of the leading business incubators in the United States. According to the Boise Valley Economic Partnership, Boise is also home to numerous higher education institutions, with nearly a dozen colleges and universities offering undergraduate and graduate-level programs. Boise State University, Idaho’s flagship university, is located across the Boise River from the Washington Group Plaza property. Boise State University has over 20,000 students. Approximately 75% of graduates continue to work and live in Boise. The region today is home to a skilled workforce of 308,000 individuals, almost 110,000 of whom possess college degrees.

Set forth below are the historical and projected office asking rental rates and vacancy rates for Boise for the periods indicated.

Metro Boise Office Asking Rental Rates and Vacancy Rates

Source: Reis, Inc.

Denver Economy

Metropolitan Denver, Colorado (“Denver”) has a diversified economy and is the third-most highly educated workforce among metropolitan areas in the United States. According to the U.S. Census Bureau, 44.1% of Denver’s population has a college degree, compared to 34.1% nationally. Colorado has the third largest aerospace economy in the United States and is home to four military commands, eight major space contractors and more than 400 aerospace companies and suppliers. Ten local higher education institutions with bioscience programs and numerous bioscience research assets support the region’s burgeoning bioscience industry. Alternative and traditional energy industries are also prominent growth areas.

Set forth below are the historical and projected office asking rental rates and vacancy rates for Denver for the periods indicated.

Metro Denver Office Asking Rental Rates and Vacancy Rates

Source: Reis, Inc.

Portland Economy

Metropolitan Portland, Oregon (“Portland”) is located along a major navigable waterway near the Pacific coast, benefiting numerous employment sectors, with a particular impact on trade and transportation-related industries. The region benefits from relatively low energy costs, accessible natural resources, north-south and east-west interstate highways, international air terminals, large marine shipping facilities and intercontinental railroads. These geographic and economic advantages have led to relatively diverse business development. Portland is noted for sustainable policies, progressive land-use planning and investment in transit-oriented development. We believe that a strong regional economy and healthy demographic trends will lead to above average job growth in Portland and gradually shrinking unemployment levels.

Set forth below are the historical and projected office asking rental rates and vacancy rates for Portland for the periods indicated.

Metro Portland Office Asking Rental Rates and Vacancy Rates

Source: Reis, Inc.

Tampa Economy

Metropolitan Tampa, Florida (“Tampa”), which includes St. Petersburg and Clearwater, has seen its population grow by more than 14% in the past ten years. It is anticipated that this trend will continue, with an average of 38,700 new residents expected per year between 2013 and 2017. The region’s growing labor force has been largely fueled by migration and graduating students. According to October 2013 statistics from the Bureau of Labor Statistics, the Tampa-St. Petersburg-Clearwater metropolitan area ranked first in Florida in percentage growth of employment over the preceding 12 months. The University of South Florida is a major university located in Tampa with approximately 47,000 undergraduate and post-graduate students. The healthcare sector is also becoming one of the region’s reliable growth drivers.

Set forth below are the historical and projected office asking rental rates and vacancy rates for Tampa for the periods indicated.

Metro Tampa Office Asking Rental Rates and Vacancy Rates

Source: Reis, Inc.

Allentown Economy

Located approximately 60 miles north of Philadelphia, the metropolitan area of Allentown, Pennsylvania, is known locally as Lehigh Valley and comprises the third most populous region in Pennsylvania after Philadelphia and Pittsburgh. Lehigh Valley is home to a variety of large and international companies such as Crayola, Mack Trucks and D&B. Because of the area’s geographic location, Allentown is known as a leading center on the East coast for warehouses and distribution centers. Companies that own and operate warehouses and distribution centers include global brands such as Amazon.com, BMW, Estee Lauder and Home Depot.

Set forth below are the historical office asking rental rates and vacancy rates for Allentown for the periods indicated.

Metro Allentown Office Asking Rental Rates and Vacancy Rates

Source: Reis, Inc.

Orlando Economy

Metropolitan Orlando, Florida (“Orlando”) enjoys worldwide recognition for its entertainment and tourism industry. Local businesses do a large amount of work for Walt Disney World and Universal Studios. Other companies, including Fortune 500 companies such as Home Depot and Darden Restaurants, have also established a presence in Orlando, particularly in its CBD where the city has invested heavily. Orlando’s professional services sector has matured recently, partly in reaction to population and job growth. According to the Orlando Economic Development Commission, Orlando is one of the fastest growing local economies in the United States and the hospitality, defense contracting and technology industries are expected to bring more people and jobs to the city.

Set forth below are the office asking rental rates and vacancy rates for Orlando.

Metro Orlando Office Asking Rental Rates and Vacancy Rates

Source: Reis, Inc.

BUSINESS

Overview

We are a newly organized, externally managed Maryland corporation formed to acquire, own and operate high-quality (Class A and B) office properties located within our specified target markets in the United States. We have currently identified 12 target markets, each of which is located in a metropolitan area in the Southern and Western United States. We believe that our target markets possess a number of the following characteristics: favorable economic growth trends, growing populations with above average employment growth forecasts, a large number of government offices, large international, national and regional employers across diversified industries, low-cost centers for business operations, proximity to large universities and increasing office occupancy rates. We also believe that there is a relatively low level of participation of large institutional investors in our target markets because they generally have concentrated on Gateway markets, which are commonly defined as New York, Los Angeles, Washington, D.C., Boston, Chicago and San Francisco. In addition, we believe that our target markets offer the opportunity for attractive risk-adjusted returns because these markets exhibit positive economic and demographic trends and ownership is often concentrated among local real estate operators that typically do not benefit from the same access to capital as public REITs. We also believe that our target markets have experienced limited new construction of office properties since 2008 because rental rates in these markets have generally not supported new development. We anticipate identifying additional target markets with the foregoing characteristics in the future. Within our target markets, we expect to primarily focus on acquiring properties with a purchase price between $20 million and $50 million as we believe that large institutional investors and public REITs are focused on larger acquisition opportunities. According to data compiled by SNL Financial, in 2013, only 25% of office property acquisitions by public U.S. REITs had a purchase price of less than $56 million. Additionally, we believe that it is challenging for many local buyers in our target markets to raise the debt and equity capital necessary to complete real estate transactions in excess of $20 million.

Our management team is being provided by our Advisor. The principals of our Advisor, who have extensive experience in U.S. real estate markets, are James Farrar, our chief executive officer with over 10 years of U.S. experience, Gregory Tylee, our president and chief operating officer with over 12 years of U.S. experience, Anthony Maretic, our chief financial officer with over 16 years of U.S. experience and Samuel Belzberg, the president of our Advisor and one of our director nominees with over 48 years of U.S. experience. The Second City Group has existing relationships with the brokerage community and local operators in our target markets. We will use local partners to manage and lease our geographically diversified portfolio so that we can benefit from their market knowledge, efficient operations and existing infrastructure without incurring the overhead associated with creating a real estate operation function in each of our markets.

Upon completion of this offering and the formation transactions, we will own six office complexes comprised of 16 office buildings with a total of approximately 1.85 million square feet of net rentable area in the metropolitan areas of Boise (ID), Denver (CO), Portland (OR), Tampa (FL), Allentown (PA) and Orlando (FL). We believe that our initial properties are high quality assets that provide excellent access to transportation options, are located near affluent neighborhoods, contain extensive amenities and are well maintained. We also believe that our initial properties have a stable and diverse tenant base, including federal and state governmental agencies and national and regional businesses. As of December 31, 2013, approximately 61.4% of the base rental revenue from our initial properties was derived from tenants in these markets that are federal or state government agencies or investment grade tenants. Our largest tenant is the Colorado Department of Public Health and Environment, whose lease at the Cherry Creek property represents approximately 16.9% of the aggregate net rentable area of our initial properties and expires in 2026. Our initial properties also have a stable, long-term tenancy profile and our occupied and committed leases have staggered expirations and a weighted average remaining lease term to maturity of 5.2 years (10 years taking into account tenant renewal options). The majority of our leases are modified gross leases pursuant to which our tenants reimburse us for operating expenses, property taxes and insurance in excess of a base amount. The base rent amount of the majority of our leases is equal to annualized operating expenses, property taxes and insurance at the time the lease is signed. This structure helps insulate us from increases in certain operating expenses and provides a more predictable cash flow. Our leases typically include rent escalation provisions designed to provide annual growth in our rental income.

Most of the buildings included in our initial properties have undergone recent investment programs since being acquired with approximately $7.2 million of capital improvements and $14.2 million for tenant improvements and leasing commissions having been spent in the aggregate. As a result of these investments, occupancies throughout our initial properties have increased substantially. As of December 31, 2013, the weighted average in place and committed occupancy rate of our initial properties was 91.3%. Due to recent leasing activity, there are a number of tenants that have signed leases but had not taken occupancy of their space as of December 31, 2013. There are also several tenants that have taken occupancy but are still in their free rent period. As of December 31, 2013, there were seven executed leases for 35,461 square feet with annualized base rents of approximately $688,208 in which the tenant has not begun to pay rent.

Our Advisor

We will be externally managed by our Advisor. In connection with this offering, we will enter into the Advisory Agreement. The principals of our Advisor control the general partner of Second City. Second City began its investment activities in the spring of 2010 and was founded by James Farrar, Gregory Tylee and Gibralt, a corporation indirectly owned by Samuel Belzberg. Mr. Belzberg founded First City Financial in the 1970s, built the company into a multi-billion dollar financial services organization with offices located across North America and Europe and founded a real estate company in the 1990s which at its peak operated 26 real estate projects throughout the United States and was ultimately sold to the Blackstone Group. In addition, Mr. Belzberg has been active in various real estate markets in the United States. Since its launch, Second City has obtained commitments for equity capital of over $100 million from institutional investors and high net worth individuals and has acquired real estate assets with a cost of approximately $400 million across a variety of asset classes in the United States. Second City owns three other office complexes totaling approximately 1.1 million square feet in Arizona, Florida and Texas. In addition, in 2014, the principals of Second City acquired an interest in a 181,341 square foot office tower in Austin, Texas and 123 apartment units in San Antonio, Texas. These properties are not being contributed to us as part of our initial properties due to the relatively low cash flow associated with these non-stabilized, value-add properties. Second City also owns approximately 1,700 apartment units in Texas and New York and 330 acres of land held for future development in California and Texas, which are also not being contributed to us. We believe Second City’s acquisition and investment activities in many of our target markets will provide us with ready access to local operators and acquisition opportunities.

We may not acquire any additional properties from the Second City Group or its affiliates after the completion of this offering without stockholder approval. See “Our Advisor and the Advisory Agreement.”

After completion of this offering, the principals of our Advisor, through the ownership of our common units, will beneficially own an approximately 19.5% interest in our company on a fully diluted basis, which we believe aligns their interests with those of our stockholders.

Property and Target Market Summary

Our Competitive Strengths

We believe that the following competitive strengths distinguish us from other owners and operators of office properties in our target markets and will enable us to successfully operate and expand our portfolio.

Experienced Management Team: Our senior management team, led by Mr. Farrar, our chief executive officer, Mr. Tylee, our president and chief operating officer, and Mr. Maretic, our chief financial officer, has an intimate knowledge and understanding of each of our initial properties as well as a strong familiarity with the local markets in which the properties are located. Mr. Farrar has over 15 years of experience in real estate acquisitions, management and finance and has completed acquisitions and divestitures with a combined enterprise value in excess of $1 billion and has completed over $500 million of financings. Mr. Tylee has over 20 years of experience negotiating and structuring complex real estate transactions and developments and has been involved in real estate transactions with a combined enterprise value of approximately $1.5 billion over the course of his career. Mr. Maretic has acted as chief financial officer and chief operating officer of Earls Restaurants Ltd. and has over 20 years of experience in financing, public company reporting requirements and internal controls. Upon completion of this offering and the formation transactions, the principals of our Advisor and their affiliates will own approximately 19.5% of the equity interests of our company on a fully diluted basis, which we believe helps to align their interests with those of our stockholders.

Alignment of Interests with Established Local Operators:  One component of Second City’s strategy has been to invest in properties in markets where it has relationships with well-established local real estate operators that provide property management services and, in some cases, hold minority interests in the properties that they manage. We believe that this strategy of permitting local real estate operators to invest in our properties helps to align their interests with ours. Consistent with this strategy, five of our six initial properties are managed by well-established local real estate operators, all of which have invested equity with management in the past and three of which will continue to hold a minority interest in our initial properties after completion of the formation transactions, furthering the alignment of their interests with ours. The Corporate Parkway property in Allentown, Pennsylvania, is self-managed by the sole tenant, D&B. Our strategy of utilizing local real estate operators also eliminates the need for us to incur the overhead costs associated with creating a real estate operation function in each of our markets. We intend to continue this strategy of offering ownership interests and other incentives to local real estate operators, which we believe can enhance the operating performance of our properties and strengthen our relationships with them.

Initial Properties with Attractive Real Estate Fundamentals:  Our initial properties consist of 16 office buildings comprised of six office complexes with a total of approximately 1.85 million square feet of net rentable area in the metropolitan areas of Boise (ID), Denver (CO), Portland (OR), Tampa (FL), Allentown (PA) and Orlando (FL). We believe that our target markets have a number of the following characteristics: favorable economic growth trends, growing populations with above average employment growth forecasts, a large number of governmental offices, large international, national and regional employers across diversified industries, low-cost centers for business operations, proximity to large universities and increasing office occupancy rates. Most of the buildings included in our initial properties have undergone recent investment programs since being acquired with approximately $7.2 million of capital improvements and $14.2 million for tenant improvements and leasing commissions having been spent in the aggregate.

Investment Grade Tenants and Well-Staggered Lease Maturities:  As of December 31, 2013, approximately 61.4% of the base rental revenue of our initial properties was derived from tenants that are federal or state government agencies or investment grade tenants. Five of our top ten tenants are investment grade tenants, representing approximately 45.8% of the base rental revenue of our initial properties as of December 31, 2013. Our largest tenant is the Colorado Department of Public Health and Environment, whose lease at the Cherry Creek property represents approximately 16.9% of the aggregate net rentable area of our initial properties and expires in 2026. Our initial properties also have a stable, long-term tenancy profile and our occupied and committed leases have staggered expirations and a weighted average remaining lease term to maturity of 5.2 years (10 years taking into account tenant renewal options).

Experienced Board of Directors:  Our board of directors has extensive experience in the real estate industry, in real estate capital markets and as public company directors. We expect to have six directors at the completion of this offering, four of whom are expected to be independent under the standards of the NYSE. Our independent directors include William Flatt, former chief financial officer as well as secretary and later chief operating officer of Parkway Properties, Inc., a NYSE listed REIT specializing in office properties in top-tier Sunbelt markets, John McLernon, formerly the chairman and chief executive officer of Colliers Macaulay Nicolls Group, a global commercial real estate service company, Mark Murski, a managing partner with Brookfield Financial Corp., a global investment bank, and Stephen Shraiberg, the president of Urban Property Management, Inc., a Denver-based real estate development and management company. Our chief executive officer, James Farrar, and the president of our Advisor, Samuel Belzberg, will also serve as members of our board of directors.

Clearly-Defined Acquisition Strategy:  We will focus on acquiring office properties in our target markets that we believe possess the attractive economic and demographic characteristics described above. We expect to use our Advisor’s market specific knowledge as well as the expertise of local real estate operators and our investment partners to identify acquisition opportunities that we believe will offer cash flow stability and long-term value appreciation. Our target markets are attractive, among other reasons, because we believe that ownership is often concentrated among local real estate operators that typically do not benefit from the same access to capital as public REITs and there is a relatively low level of participation of large institutional investors, which can result in attractive pricing levels and risk-adjusted returns. Within our target markets, we expect to focus on acquiring properties with a purchase price between $20 million and $50 million as we believe that large institutional investors and public REITs prefer to target larger assets. In 2013, only 25% of office property acquisitions by public U.S. REITs had a purchase price of less than $56 million. Additionally, we believe that many local real estate operators in our target markets have difficulty raising the debt and equity capital to complete acquisitions of more than $20 million.

Strong Lender Relationships:  Our management has strong lending relationships with various banks, insurance companies and CMBS platforms. We expect to complete a refinancing of three of our initial properties (Cherry Creek, City Center and Corporate Parkway) with the New Mortgage Loan. Following the formation transactions, the Washington Group Plaza property will remain subject to the Washington Mortgage Loan and the AmberGlen property will remain subject to the AmberGlen Mortgage Loan unless the AmberGlen Refinancing has occurred prior to the closing of this offering. The offering hereby and formation transactions are not subject to completion of the AmberGlen Refinancing. We also expect to enter into the Revolving Credit Facility, which we expect will have an accordion feature that will permit us to borrow up to $150 million, subject to additional collateral availability and lender approval.

Business Objectives and Growth Strategies

Our principal business objective is to provide attractive risk adjusted returns to our investors over the long-term through a combination of dividends and capital appreciation. Specifically, we intend to pursue the following strategies to achieve these objectives:

Internal Growth

We will seek to manage our properties in a manner to increase their value by improving cash flow over time through our Advisor’s “hands on” approach to real estate management alongside local real estate operators. We will focus on maintaining strong relationships with existing tenants, which we believe can help reduce marketing, leasing and tenant improvement costs required for new tenancies and minimize interruptions in rental revenue resulting from periods of vacancy and tenant renovations. Our internal growth strategy will include the following:

Seeking Contractual Rent Escalations: With respect to our initial properties as of December 31, 2013, the leases provide for contractual increases in base rental rates per square foot averaging approximately 2% per annum over the next three years. These rental escalations are expected to result in predictable increases in rental revenues for us over time. We will continue to seek to include contractual rent escalators in future leases to further facilitate predictable growth in rental income.

Expanding Our Properties: We will seek to enhance our asset base through select expansion and improvement of our properties. We believe that there are several expansion opportunities within our initial properties. As an example, management has identified an attractive 1.8 acre pad site at the Washington Group Plaza property that would be suitable for a potential future retail development either by us or through a sale to a developer. We have identified an additional 75,000 square feet of net rentable area at the Washington Group Plaza property that had been under-reported by the previous owner due to the use of out-of-date measurement standards. When new tenants take occupancy where the rentable square feet was under-reported, we intend to have the leases reflect the updated measurement standards, which will generate additional rental income for us over time.

Leasing Currently Vacant Space: As of December 31, 2013, the weighted average in place and committed occupancy rate of our initial properties was 91.3% and we believe that there is potential to generate additional rental income by leasing up space in these properties that is currently unoccupied. In addition, we have identified certain common areas that can be converted to leasable space. We believe that our initial properties compete for tenants with other landlords that are capital constrained and may not be able to enhance their buildings’ appeal through capital investments or offer tenants attractive tenant improvement packages.

Implementing Improvements and Preventive Maintenance Programs: We will seek to operate our portfolio as efficiently as possible. Site visits, property inspections and preventive maintenance programs will be performed to ensure that our properties are well maintained so that we will minimize long-term capital expenditures. In addition, we intend to actively pursue cost reduction initiatives, such as eliminating redundant or unnecessary expenses and engaging property tax appeal specialists to lower property tax costs, and make an ongoing effort to increase expense recoveries from tenants on new and renewed leases. We believe that there are opportunities for continued cost reductions at our initial properties. We will also seek to acquire properties within close geographic proximity to one another in order to benefit from economies of scale in the operation of the properties by sharing property management among properties and having greater negotiating leverage with vendors.

External Growth

Our external growth strategy will include the following:

Focusing on Acquisitions in Our Specified Target Markets: We will seek to expand our portfolio through acquisitions of office properties primarily located in our target markets. We believe that current economic conditions and relatively low levels of competition from institutional buyers have created attractive investment opportunities for the acquisition of office properties in our target markets as compared to Gateway markets. We expect to use our management team’s market specific knowledge as well as the expertise of our local real estate operators and our investment partners to identify acquisitions that we believe will offer cash flow stability and price appreciation.

We are currently in discussions regarding a number of properties that meet our investment criteria. In particular, we have engaged in dialogue or submitted non-binding indications of interest with respect to four properties within three of our target markets. Collectively, these four properties outlined below represent approximately 790,000 square feet of NRA and, on a combined basis, are available for an estimated purchase price of approximately $112 million.

•	Denver, Colorado multi-tenant property with approximately 220,000 square feet of NRA available at an estimated purchase price of approximately $23 million;

•	Denver, Colorado multi-tenant property with approximately 200,000 square feet of NRA available at an estimated purchase price of approximately $25 million;

•	Tampa, Florida multi-building property that is located in a desirable submarket that is fully leased to a long-term credit tenant. The property is approximately 190,000 square feet of NRA available at an estimated purchase price of approximately $31 million; and

•	Phoenix, Arizona multi-tenant property that is well located in what we believe is a highly desirable submarket with approximately 180,000 square feet of NRA available at an estimated purchase price of approximately $33 million.

In addition to these four potential acquisition prospects, we are also in preliminary discussions relating to a number of other potential acquisition prospects located within our target markets. We have not completed our due diligence process and have not entered into exclusivity agreements with the sellers of any of these properties. Furthermore, in the event that we were to be exclusively selected to negotiate definitive documentation, not only would we have to reach agreement as to the terms of such definitive documentation, but we would also need to satisfy a number of additional conditions and approvals in addition to completing the full scope of our due diligence process. As a result, we do not deem any of these potential acquisition prospects probable as of the date of this prospectus.

Leveraging Opportunities From Our Advisor: We expect to benefit from the strong existing industry relationships of our management team, which has completed approximately $230 million in acquisitions since April 2013. Historically, our management team has proactively sourced acquisition opportunities through a number of channels, including targeting properties owned by our local property managers and through management’s relationships with local owners, investment brokers, mortgage brokers and lenders. We believe that through the activities of the Second City Group, our Advisor will be able to maintain relationships in our target markets that may result in acquisition opportunities for us. During the term of the Advisory Agreement (as defined in “Our Advisor and the Advisory Agreement”), we will have an exclusive right of first opportunity to purchase any office property or property interest that the Second City Group (including any future funds created by the principals of Second City) or our Advisor identifies, provided that the property has greater than 85% occupancy and an average remaining lease term of more than three years.

Our Local Real Estate Operators

Five of our six initial properties are managed by well-established local third party real estate operators, all of which have invested equity with management in the past and three of which will continue to hold a minority equity interest in the property after completion of the formation transactions, furthering the alignment of their interests with ours. The Corporate Parkway property in Allentown, Pennsylvania, is self-managed by the sole tenant, D&B, which is a subsidiary of The Dun & Bradstreet Corporation. These real estate operators typically manage or lease a large number of properties in the submarkets and markets where our initial properties are located.

Idaho

The Washington Group Plaza property in Boise (ID) is managed by Thornton Oliver Keller (“TOK”), which provides real estate advisory services to property owners and is one of the largest commercial real estate firms in Idaho as measured by square footage under management. Established in 1991, TOK manages and lists nearly 500 properties for a wide range of clients. Because TOK is independent, it has relationships with brokers, lenders and appraisers around the country.

Colorado

The Cherry Creek property in Denver (CO) is managed by DPC Development Company (“DPC”), a privately held, Colorado-based owner and developer of over 2.5 million square feet of commercial properties, comprised of office, retail and industrial buildings. DPC provides management services to over 25 properties with 1.9 million square feet of space on behalf of its portfolio and third-party owners. DPC’s real estate operation division is fully integrated with on-site building engineers, experienced in-house management personnel and sophisticated accounting and budgeting. DPC, through its affiliates, is an active investor and developer in the Colorado commercial real estate market.

Oregon

The AmberGlen property in Portland (OR) is managed by Felton Properties Inc. (“Felton”), a full-service real estate company that focuses on the acquisition, operation and management of commercial property. Felton was formed in 1997 and is based in Portland (OR), with offices located in downtown Portland, Bellevue (WA) and Westport (CT). Felton currently owns and manages over 2.5 million square feet of commercial real estate in Oregon, Washington and Colorado. Through institutional and private partnerships, Felton Properties Inc. and Felton Management Corp. have closed more than 25 acquisitions over the past 10 years representing over $500 million in acquisitions. After giving effect to this offering, Felton will own a 24% economic interest in the AmberGlen property, which we believe will help to align the incentives of Felton with those of our stockholders.

Florida

Both the City Center property in St. Petersburg, Florida, which is part of the Tampa metropolitan area, and the Central Fairwinds property in Orlando, Florida, are managed by Tower Realty Partners (“Tower”), a commercial real estate investment firm formed in 1987 and focused on value-add opportunities throughout Florida. Since its inception, Tower has executed over $1 billion in transactions. In 1997, Tower’s portfolio became the cornerstone of an initial public offering for Tower Realty Trust. In 1999, Tower’s senior management team purchased properties in Florida and Arizona from Tower Realty Trust and reestablished Tower Realty Partners. Currently, Tower’s assets represent over three million square feet of office and retail properties throughout Florida. Tower also provides a full spectrum of real estate services to complement its strategy. Tower has extensive experience in real estate investment, ownership, development, leasing and management. After giving effect to this offering, Tower and its partners will own a 5% economic interest in the City Center property and a 10% interest in the Central Fairwinds property, which we believe will align the interests of the real estate operator with those of our stockholders.

Pennsylvania

Our sole tenant at the Corporate Parkway property located in Allentown, Pennsylvania, is a subsidiary of The Dun & Bradstreet Corporation and manages the property due to the fact that it is the sole tenant of the property, the duration of the lease, the scale of the property, its historical operation of the property and the confidential nature of some of its business lines.

Our Initial Properties

Unless otherwise indicated, information in this section is provided as of December 31, 2013.

Initial Properties

Property	Metropolitan Area	Year Built / Last Major Renovation (1)	Interest to be Acquired by City Office	NRA (000s SF)	In Place Occupancy	In Place and Committed Occupancy (2)	Annualized Base Rent (3)	Largest Tenant by NRA
Washington Group Plaza	Boise, Idaho	1970-1982 / 2012 (4)	100.0%	558	91.3%	91.3%	$8,784,432	URS Corporation (5)

Cherry Creek	Denver, Colorado	1962-1980 / 2012	100.0	356	100.0	100.0	5,837,993	Colorado Department of Public Health and Environment

AmberGlen	Portland, Oregon	1984-1999 / 2002 (6)	76.0	353	91.0	92.0	4,929,608	Planar Systems, Inc.

City Center	Tampa, Florida	1984 / 2012	95.0	240	80.8	91.3	4,435,841	RBC Capital Markets

Corporate Parkway	Allentown, Pennsylvania	2006	100.0	178	100.0	100.0	3,148,476	Dun & Bradstreet, Inc.

Central Fairwinds (7)	Orlando, Florida	1982 / 2012	90.0	169	58.5	62.6	2,600,466	Fairwinds Credit Union

Total / Weighted Average:				1,853	89.4%	91.3%	$29,736,816

(1)	We define major renovation as significant upgrades, alterations or additions to building common areas, interiors, exteriors and/or systems.
(2)	Includes both in place and committed tenants, which we define as our tenants in occupancy as well as tenants that have executed binding leases for space under construction but are not yet in occupancy, as of December 31, 2013.
(3)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended December 31, 2013, by (ii) 12. If rent abatements that were applied in December 2013 are subtracted from rental payments for December 2013, annualized rent would be $4,400,888 for the AmberGlen property (a decrease of $1.64 per net rentable square foot) and $2,909,862 for the City Center property (a decrease of $6.37 per net rentable square foot). The contractual rent abatements currently in place at the AmberGlen and City Center properties will all expire on or before January 2015. The other properties in our initial portfolio did not have any rent abatements in place for the month of December 2013. The Second City Group will pay our operating partnership at closing of this offering a lump sum payment representing a reimbursement for the amount of all future contractual rent abatements in place at closing for existing tenants at the initial properties.
(4)	Plaza I was built in 1970 with the last major renovation completed in 2012; Plaza II was built in 1975 with the last major renovation completed in 2012; Central Plaza was built in 1982 with the last major renovation completed in 2011; and Plaza IV was built in 1982 with the last major renovation completed in 2010.
(5)	Lease is to Washington Holdings Inc. and URS Energy & Construction Inc.
(6)	Building 1040 was built in 1984; Building 1195 was built in 1999; Building 1400 was built in 1984; Building 1600 was built in 1987; Building 2345 was built in 1998; and Building 2430 was built in 1998.
(7)	Our acquisition price of the property is subject to Earn-Out Payments described under “Structure and Formation of Our Company—Formation Transactions.”

Geographic Diversification

The following charts show the geographic diversification of our initial properties by state as a percentage of net rentable area and as a percentage of total annualized base rental revenue as of December 31, 2013.

Geographic Breakdown as a % of NRA	Geographic Breakdown as a % of Base Rental Revenue

Diverse Tenant Base

Our initial properties as of December 31, 2013 are leased to 108 tenants, most of which we believe have attractive credit profiles, and include federal and state governmental agencies and national and regional companies. As of December 31, 2013, approximately 61.4% of the base rental revenue of our initial properties was derived from tenants in these markets that are federal or state government agencies or investment grade tenants. Five of our top ten tenants are investment grade tenants, representing approximately 45.8% of the base rental revenue of our initial properties as of December 31, 2013. Our largest tenant is the Colorado Department of Public Health and Environment, whose lease at Cherry Creek represents approximately 16.9% of the aggregate net rentable area of our initial properties and expires in 2026. Our initial properties also have a stable, long-term tenancy profile and our occupied and committed leases have well-staggered expirations and a weighted average remaining lease term to maturity of 5.2 years (10 years taking into account tenant renewal options). The following charts provide a breakdown of the tenant credit profile for our initial properties.

Tenant Credit Profile (as a % of NRA)

Lease Maturity Profile

The chart below sets out the percentage of net rentable area of our initial properties subject to lease expiration during the periods shown without regard to renewal options.

Lease Maturity Schedule (as a % of NRA)

The following table sets forth the lease expirations for leases in place in our initial properties as of December 31, 2013, plus available space, for each of the calendar years ending December 31, 2014 to December 31, 2023. The information set forth in the table assumes that tenants exercise no renewal options and do not exercise early termination rights. Leases in place and committed have a weighted average term to maturity of 5.2 years.

Year of Lease Expiration	Number of Leases Expiring	NRA of Expiring Leases	Percentage of Initial Properties NRA	Annualized Base Rent (1)	Percentage of Initial Properties Annualized Base Rent (1)	Annualized Base Rent per Leased Square Foot Expiring (2)
Vacant and Contracted (3)	—	196,543	10.6%	$—	0.0%	$—
2014	16	64,684	3.5	1,392,816	4.7	21.53
2015	12	238,136	12.8	4,061,949	13.7	17.06
2016	19	410,380	22.1	7,446,412	25.0	18.15
2017	20	256,392	13.8	4,122,227	13.9	16.08
2018	19	210,814	11.4	3,955,397	13.3	18.76
2019	10	89,824	4.8	1,875,614	6.3	20.88
2020	2	18,721	1.0	385,242	1.2	19.51
2021	2	13,158	0.7	253,445	0.9	19.26
2022	2	17,746	1.0	409,908	1.4	23.10
2023	1	2,022	0.1	15,600	0.1	7.72
Thereafter	3	334,806	18.1	5,838,206	19.6	17.44

Total / Weighted Average:	106	1,853,226	100.0%	$29,736,816	100.0%	$17.95

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by NRA of expiring leases in the period.
(3)	As of December 31, 2013, our initial properties had 35,461 square feet of contracted net rentable area related to seven leases collectively at the City Center, AmberGlen and Central Fairwinds properties.

Description of Our Initial Properties

Upon completion of this offering and the formation transactions, we will own a fee simple interest in the six office complexes below.

Washington Group Plaza, Boise, Idaho

The Washington Group Plaza property is a 557,510 square foot (by net rentable area), four-building office complex with 1,050 structured parking spaces and 896 surface spaces, located in the periphery of downtown Boise. The office complex is situated on 24 acres of land, features first class amenities, including a 250 seat auditorium and convenient access to the interstate highway, and is in the immediate proximity of downtown Boise, Boise State University, the Ada County courthouse, the University of Idaho Boise Center and St. Luke’s Regional Medical Center. Idaho’s only Whole Foods Market is located across the street from the property.

The four office buildings that form the Washington Group Plaza property include the following:

•	Plaza I, at 400 Broadway Avenue, is a six-story office building constructed in 1970 and updated in 1999-2000, with 125,568 square feet of net rentable space.

•	Plaza II, at 701 Morrison Drive, is a four-story office building constructed in 1975 and updated and partially redesigned in 1999-2000, with 113,910 square feet of net rentable space.

•	Central Plaza, at 720 Park Boulevard, is a two-story office building constructed in 1982 and updated in 1999-2000, with 103,838 square feet of net rentable space.

•	Plaza IV, at 800 Park Boulevard, is a seven-story office building constructed in 1982 and renovated in 2004, with 212,789 square feet of net rentable space.

We have planned renovations of approximately $2 million to upgrade the elevators, build out a fitness facility and add general site improvements at the Washington Group Plaza property. The total remaining estimated costs of these improvements will be funded from cash left with the Property Ownership Entity that holds the Washington Group Plaza property at closing of the formation transactions. The 2013 annual property taxes for the Washington Group Plaza property were $694,011, based on a tax rate of $1.85 per $100 of assessed value.

Since acquiring Washington Group Plaza in June 2013, we have appointed a new property manager and implemented a number of cost saving measures. The number of employees at the property has been reduced, and we have renegotiated the security contract. The annualized expense savings associated with these measures are expected to be approximately of $461,000.

Approximately 91.3% of the net rentable area of the Washington Group Plaza property is leased to a total of 27 tenants. In addition, approximately 84.2% of the leased space is occupied by tenants who are federal or state government agencies or investment grade tenants. We have also executed a letter of intent with a new tenant, Cradlepoint, Inc., to lease 40,000 square feet for a seven year term starting on October 1, 2014. As an interim step, we have signed a one year lease with this tenant for 8,630 square feet, which commenced on March 13, 2014. The key tenants of the Washington Group Plaza property are included in the table below.

Tenant	Lease Expiration	Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent (1)	Annualized Base Rent Per Leased Square Foot (2)	Percentage of Property Annualized Base Rent
URS Corporation (3).	December 31, 2015	None	146,706	26.3%	$2,421,369	$16.50	27.6%
Idaho State Tax Commission	June 30, 2017	None	111,381	20.0	1,954,175	17.54	22.2

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot reflects annualized base rent (as defined above), divided by total leased square feet.
(3)	Lessee is Washington Holdings Inc. and URS Energy & Construction Inc., which are affiliates of URS Corporation.

URS Corporation provides engineering, construction, architectural, transportation and environmental services for federal, infrastructure, power, and industrial and commercial projects.

The Idaho State Tax Commission is an executive branch agency that informs taxpayers of their tax obligations and enforces state laws regarding tax compliance.

Washington Group Plaza Lease Expirations

The following table sets forth the lease expirations for leases in place at the Washington Group Plaza property as of December 31, 2013, plus available space, for each of the calendar years ending December 31, 2014 through December 31, 2023. The information set forth in the table assumes that tenants exercise no renewal options and do not exercise early termination rights. Leases in place and committed have a weighted average term to maturity of 3.3 years.

Year of Lease Expiration	Number of Leases Expiring	NRA of Expiring Leases	Percentage of Washington Group Plaza NRA	Annualized Base Rent (1)	Percentage of Washington Group Plaza Annualized Base Rent (1)	Annualized Base Rent per Leased Square Foot Expiring (2)
Vacant	—	48,753	8.7%	$—	0.0%	$—
2014	5	20,880	3.7	346,950	3.9	16.62
2015	4	155,180	27.8	2,593,118	29.5	16.71
2016	6	67,870	12.2	1,167,917	13.3	17.21
2017	4	128,809	23.1	2,250,034	25.6	17.47
2018	4	70,414	12.6	1,185,493	13.5	16.84
2019	2	42,622	7.6	812,124	9.2	19.05
2020	1	11,488	2.1	208,798	2.4	18.18
2021	1	5,158	0.9	85,107	1.0	16.50
2022	—	—	0.0	—	0.0	—
2023	—	—	0.0	—	0.0	—
Thereafter	1	6,336	1.1	134,892	1.5	21.29

Total / Weighted Average:	28	557,510	100.0%	$8,784,432	100.0%	$17.27

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month of December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by net rentable area of expiring leases in the period.

Washington Group Plaza Percent Leased and Rent

The following table sets forth the in place occupancy, the monthly base rent and the annualized base rent as of the dates indicated below.

Date (1)	In Place Occupancy	Base Rent for Month Ended	Annualized Base Rent (2)
December 31, 2013	91.3%	$732,036	$8,784,432

(1)	Washington Group Plaza was acquired on June 6, 2013.
(2)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the specified month ended, by (ii) 12.

Washington Group Plaza Tax Basis and Depreciation

Upon completion of this offering and the formation transactions, our federal tax basis in this property is estimated to be approximately $46 million. Washington Group Plaza owns a variety of assets, some of which provide a deduction for depreciation over various periods of time and under a variety of methods (e.g., buildings — 39 years, tenant improvements — 15 years, leasing commissions — over the life of the lease). Other assets, such as land, do not provide a deduction of depreciation. We anticipate the properties will produce a deduction of approximately $2.4 million for a full year but the amount changes as assets are added and as assets become fully depreciated.

Cherry Creek, Denver, Colorado

The Cherry Creek property is a 355,687 square foot (by net rentable area), three-building office complex with 1,535 parking spaces situated on a campus of 12.3 acres located adjacent to Cherry Creek, one of Denver’s most upscale residential areas and a prominent address for businesses. The Cherry Creek property provides tenants with direct access to Interstate 25 via the Colorado boulevard interchange and is in a prime location between downtown Denver and the Denver Technology Center, the two largest Denver office submarkets.

The three office buildings that form the Cherry Creek property include the following.

•	Building A, at 4300 Cherry Creek Drive South, is a five-story office building constructed in 1980 and updated in 1993, with 140,527 square feet of net rentable space.

•	Building B, at 700 South Ash Street, is a two-story office building constructed in 1962 and updated in 1993, with 107,600 square feet of net rentable space.

•	Building C, at 710 South Ash Street, is a two-story office building constructed in 1963 and updated in 1993, with 107,560 square feet of net rentable space.

We have no immediate plans with respect to major renovation or redevelopment of the Cherry Creek property. The 2012 annual property taxes for the Cherry Creek property were $74,960 based on a tax rate of $9.94 per $100 of assessed value. We do not pay property taxes on the portion of the property that is occupied by the State of Colorado.

The Cherry Creek property is 100% leased to a total of three tenants, of which approximately 87.8% of the net rentable area is leased to the State of Colorado.

The key tenants of Cherry Creek are included in the table below.

Tenant	Lease Expiration	Renewal Options		Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent (1)	Annualized Base Rent Per Leased Square Foot (2)	Percentage of Property Annualized Base Rent
State of Colorado	April 30, 2026	10 years	(3)	312,338	87.8%	$5,384,707	$17.24	92.2%

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot reflects annualized base rent (as defined above), divided by total leased square feet.
(3)	Consists of two five-year options.

The Colorado Department of Public Health and Environment is a cabinet-level department that provides a diverse array of services for the state, including storage of birth and death records, collection of marriage certificates and holding of environmental permits and authorizations.

Cherry Creek Lease Expirations

The following table sets forth the lease expirations for leases in place at the Cherry Creek property as of December 31, 2013, plus available space, for each of the calendar years ending December 31, 2014 through December 31, 2023. The information set forth in the table assumes that tenants exercise no renewal options and do not exercise early termination rights. Leases in place and committed have a weighted average term to maturity of 11.2 years.

Year of Lease Expiration	Number of Leases Expiring	NRA of Expiring Leases	Percentage of Cherry Creek NRA	Annualized Base Rent (1)	Percentage of Cherry Creek Annualized Base Rent (1)	Annualized Base Rent per Leased Square Foot Expiring (2)
Vacant	—	—	—%	$—	—%	$—
2014	1	6,661	1.9	97,413	1.7	14.62
2015	—	—	—	—	—	—
2016	—	—	—	—	—	—
2017	1	36,688	10.3	355,874	6.1	9.70
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
Thereafter	1	312,338	87.8	5,384,707	92.2	17.24

Total / Weighted Average:	3	355,687	100.0%	$5,837,993	100.0%	$16.41

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month of December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by NRA of expiring leases in the period.

Cherry Creek Percent Leased and Rent

The following table sets forth the in place occupancy, the monthly base rent and the annualized base rent as of the dates indicated below.

Date (1)	In Place Occupancy	Base Rent for Month Ended	Annualized Base Rent (2)
December 31, 2013	100%	$486,499	$5,837,993
December 31, 2012	100	475,222	5,702,664
December 31, 2011	100	464,306	5,571,673

(1)	A 42.3% interest in Cherry Creek was acquired on July 22, 2011 including a value add tower and development land which were subsequently sold. Upon completion of this offering and the formation transactions we will acquire a 100.0% interest in Cherry Creek.
(2)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the specified month ended, by (ii) 12.

Cherry Creek Tax Basis and Depreciation

Upon completion of this offering and the formation transactions, our federal tax basis in this property is estimated to be approximately $62 million. Cherry Creek owns a variety of assets, some of which provide a deduction for depreciation over various periods of time and under a variety of methods (e.g., buildings — 39 years, tenant improvements — 15 years, leasing commissions — over the life of the lease). Other assets, such as land, do not provide a deduction of depreciation. We anticipate the properties will produce a deduction of approximately $2.4 million for a full year but the amount changes as assets are added and as assets become fully depreciated.

AmberGlen, Portland, Oregon

The AmberGlen property is a 353,239 square foot (by net rentable area), five-building office complex with 1,339 surface parking spaces located in Oregon’s high-tech corridor, approximately 10 miles southwest of downtown Portland. The property is located less than three miles from Intel’s Rolner Acres Campus, which houses its D1X research facility. It is also situated approximately four miles from NIKE, Inc.’s world headquarters. The five buildings are all situated in close proximity to each other and enjoy convenient transportation access, including the Quatama light rail station which is less than a mile away. The property also is located in a master planned business community, features first class amenities and is within walking distance to numerous restaurants, shopping choices and amenities. Additionally, the property is within the boundaries of the Amberglen Community Plan, which was adopted by the City of Hillsboro in 2010. The plan seeks to create a dense urban community by connecting Tanasbourne Town Center (to the north of the properties) to the Quatama station on the Westside Light Rail line (to the south of the properties).

The five office buildings that form the AmberGlen properties include the following:

•	1195 NW Compton Drive, a two-story office building constructed in 1999, with 72,242 square feet of net rentable space. Planar Systems, Inc. leases 100% of the 72,242 square feet of net rentable area. The current lease on this building expires on October 31, 2016.

•	1400 NW Compton Drive, a three-story office building constructed in 1984 and updated in 2005, with 75,365 square feet of net rentable space. Planar Systems, Inc. leases approximately 37,487 square feet of space on the main floor of the building, which it is not currently occupying but it continues to pay rent. The lease expires on January 31, 2018. On November 1, 2013, DiabetOmics took occupancy of 5,129 square feet in the building.

•	1600 NW Compton Drive is a three-story office building constructed in 1987 and updated in 2005, with 76,667 square feet of net rentable space. The two largest tenants in this building are the Delta Products Corporation and Cisco Systems, Inc.

•	2345 NW Amberbrook Drive is a two-story office building constructed in 1998, with 63,311 square feet of net rentable space. On October 1, 2013, Fluor took occupancy of 11,350 square feet in the building.

•	2430 206th Avenue is a two-story office building constructed in 1998, with 65,631 square feet of net rentable space. Serena Software, Inc. occupies more than 50% of the net rentable area in this building. Cascade Microtech, Inc. leases 100% of the building and although it does not currently occupy the space, it continues to pay rent. The lease expires on January 31, 2015.

In addition, we own a fee simple interest in land at 1050 NW Compton Drive which we ground lease to a single tenant until 2043.

Since acquiring the properties, we have completed various renovations and improvements, including cooling towers, boilers, multi-tenant corridors and exterior improvements. We have no immediate plans with respect to major renovation or redevelopment of the AmberGlen property. The 2012 annual property taxes for the AmberGlen property were $407,349 based on a tax rate of $1.67 per $100 of assessed value.

Including committed tenants, approximately 92% of the AmberGlen property is leased to a total of 21 tenants. Consistent with the rest of the local submarket, the tenant base is mostly made up of high-tech computer, software, engineering and research companies.

The key tenants of AmberGlen are included in the table below.

Tenant	Lease Expiration	Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent (1)	Annualized Base Rent Per Leased Square Foot (2)	Percentage of Property Annualized Base Rent
Planar Systems, Inc.	April 5, 2017 (3)	7.5 years	109,729	31.1%	$1,521,859	$13.87	30.9%
Cascade Microtech, Inc.	December 31, 2015	None	65,123	18.4	1,054,992	16.20	21.4

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements) for the month ended December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot reflects annualized base rent (as defined above), divided by total leased square feet.
(3)	Based on weighted average of two leases by net rentable area.

Planar Systems, Inc. is a global leader in digital display technology, providing premier solutions ranging from desktop monitors to video walls to interactive visual experiences.

Cascade Microtech, Inc. is a worldwide leader in precision electrical measurement and testing of advanced semiconductor devices, integrated circuits, chips, circuit boards, modules, LED devices and more.

AmberGlen Lease Expirations

The following table sets forth the lease expirations for leases in place at the AmberGlen property as of December 31, 2013, plus available space, for each of the calendar years ending December 31, 2014 through December 31, 2023. The information set forth in the table assumes that tenants exercise no renewal options and do not exercise early termination rights. Leases in place and committed have a weighted average term to maturity of 3.1 years.

Year of Lease Expiration	Number of Leases Expiring	NRA of Expiring Leases	Percentage of AmberGlen NRA	Annualized Base Rent (1)	Percentage of AmberGlen Annualized Base Rent (1)	Annualized Base Rent per Leased Square Foot Expiring (2)
Vacant & Contracted (3)	—	31,756	9.0%	$—	0.0%	$—
2014	2	7,323	2.1	158,133	3.2	21.59
2015	4	70,809	20.0	1,148,149	23.3	16.21
2016	6	100,126	28.3	1,360,889	27.6	13.59
2017	5	56,775	16.1	765,654	15.5	13.49
2018	4	86,450	24.5	1,496,783	30.4	17.31
2019	—	—	0.0	—	0.0	—
2020	—	—	0.0	—	0.0	—
2021	—	—	0.0	—	0.0	—
2022	—	—	0.0	—	0.0	—
2023	—	—	0.0	—	0.0	—
Thereafter	—	—	0.0	—	0.0	—

Total / Weighted Average:	21	353,239	100.0%	$4,929,608	100.0%	$15.33

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month of December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by NRA of expiring leases in the period.
(3)	3,552 square feet of contracted net rentable area related to two leases Avnera & PacSoft.

AmberGlen Percent Leased and Rent

The following table sets forth the in place occupancy, the monthly base rent and the annualized base rent, including pursuant to the ground lease as of the dates indicated below.

	With Ground Lease
Date (1)	In Place Occupancy	Base Rent for Month Ended	Annualized Base Rent (2)
December 31, 2013	91.0%	$410,801	$4,929,608
December 31, 2012	83.6	360,237	4,322,841
December 31, 2011	75.6	373,668	4,484,013
December 31, 2010	66.9	296,865	3,562,377
December 31, 2009	63.7	242,330	2,907,961

(1)	The AmberGlen property was acquired on December 11, 2009 as an eight building portfolio. Three of the buildings were subsequently sold. The occupancy of the eight building portfolio at the time of acquisition was 45%.
(2)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the specified month ended, by (ii) 12.

AmberGlen Tax Basis and Depreciation

Upon completion of this offering and the formation transactions, our federal tax basis in this property is estimated to be approximately $21 million. AmberGlen owns a variety of assets, some of which provide a deduction for depreciation over various periods of time and under a variety of methods (e.g., buildings — 39 years, tenant improvements — 15 years, leasing commissions — over the life of the lease). Other assets, such as land, do not provide a deduction of depreciation. We anticipate the properties will produce a deduction of approximately $900,000 for a full year but the amount changes as assets are added and as assets become fully depreciated.

City Center, Tampa-St. Petersburg, Florida

The City Center property is a 239,684 square foot (by net rentable area), two-building complex with 520 parking spaces, most of which are located in the property’s six-level structured parking garage, in downtown St. Petersburg, Florida, which is part of the Tampa metropolitan area. With direct water views of Tampa Bay, the property is considered a prime office property within the St. Petersburg CBD and is within blocks of many of downtown St. Petersburg’s best amenities as well as the marina. There are a number of new multifamily and retail projects as well as new restaurants that are currently being developed in or near the St. Petersburg CBD.

The two office buildings that form the City Center property consist of a 12-story office tower and a four-story office building, connected by an atrium. The buildings were constructed in 1984 and renovated in 2011 and 2012. The renovations in 2011 and 2012 that we completed included renovations to the elevators and multi-tenant corridors as well as an upgrade to the atrium and the addition of a high quality fitness facility. Additional minor improvements in respect of various cosmetic and building system renovations are ongoing.

We have no immediate plans with respect to major renovation or redevelopment of the City Center property. The 2013 annual property taxes for the City Center property were $302,740 based on a tax rate of $2.31 per $100 of assessed value.

Including committed tenants, approximately 91.3% of the City Center property is leased to 40 tenants. The City Center tenant base includes law firms, insurance companies, financial institutions and other national and regional enterprises. Tenants of the City Center property include RBC Capital Markets, LLC, The Northern Trust Company and Wells Fargo Advisors.

City Center Lease Expirations

The following table sets forth the lease expirations for leases in place at the City Center property as of December 31, 2013, plus available space, for each of the calendar years ending December 31, 2014 through December 31, 2023. The information set forth in the table assumes that tenants exercise no renewal options and do not exercise early termination rights. Leases in place and committed have a weighted average term to maturity of 5.8 years.

Year of Lease Expiration	Number of Leases Expiring	NRA of Expiring Leases	Percentage of City Center NRA	Annualized Base Rent (1)	Percentage of City Center Annualized Base Rent (1)	Annualized Base Rent per Leased Square Foot Expiring (2)
Vacant & Contracted (3)	—	45,973	19.2%	$—	0.0%	$—
2014	2	10,697	4.5	291,057	6.6	27.21
2015	2	2,421	1.0	51,124	1.2	21.12
2016	4	21,873	9.1	497,079	11.2	22.73
2017	8	16,929	7.1	382,572	8.6	22.60
2018	11	53,950	22.5	1,273,121	28.7	23.60
2019	7	43,941	18.3	1,028,434	23.2	23.40
2020	—	—	0.0	—	0.0	—
2021	1	8,000	3.3	168,338	3.8	21.04
2022	2	17,746	7.4	409,908	9.2	23.10
2023	1	2,022	0.8	15,600	0.4	7.72
Thereafter	1	16,132	6.7	318,607	7.2	19.75

Total / Weighted Average:	39	239,684	100.0%	$4,435,841	100.0%	$22.90

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month of December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by NRA of expiring leases in the period.
(3)	25,022 square feet of contracted net rentable area related to three leases: GSA, Kobie & Strategic Innovative Solutions.

City Center Percent Leased and Rent

The following table sets forth the in place occupancy, the monthly base rent and the annualized base rent as of the dates indicated below.

Date (1)	In Place Occupancy	Base Rent for Month Ended	Annualized Base Rent (2)
December 31, 2013	80.8%	$369,653	$4,435,841
December 31, 2012	78.2	351,539	4,218,472
December 31, 2011	60.9	263,149	3,157,782
December 31, 2010	73.8	164,242	1,970,908

(1)	City Center was acquired on December 14, 2010.
(2)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the specified month ended, by (ii) 12.

City Center Tax Basis and Depreciation

Upon completion of this offering and the formation transactions, our federal tax basis in this property is estimated to be approximately $26 million. City Center owns a variety of assets, some of which provide a deduction for depreciation over various periods of time and under a variety of methods (e.g., buildings—39 years, tenant improvements—15 years, leasing commissions—over the life of the lease). Other assets (e.g., land) do not provide a deduction of depreciation. We anticipate the properties will produce a deduction of approximately $1,200,000 for a full year but the amount changes as assets are added and as assets become fully depreciated.

Corporate Parkway, Allentown, Pennsylvania

The Corporate Parkway property is a 178,330 square foot, three-story office building with 850 surface parking spaces that was built in 2006 to suit D&B. The location serves as D&B’s largest North American office and is a hub for D&B’s operations and supporting functions, such as sales, legal, accounting and human resources. The Corporate Parkway property is located within the Stabler Corporate Center, the premier office park in the region, fronting along the area’s major highways, from which the property has excellent visibility and accessibility. Other major tenants in the Stabler Corporate Center include MassMutual Financial Group and Northwestern Mutual. Additionally, Olympus Corporation of the Americas has located its corporate headquarters in the Stabler Corporate Center.

We have no immediate plans with respect to major renovation or redevelopment of the Corporate Parkway property. The 2012 annual property taxes for the Corporate Parkway property were the responsibility of D&B pursuant to the lease agreement with D&B.

D&B’s lease, which commenced in November 2006, expires in November 2016. D&B has two options to extend the term of the lease for five years (which, if fully exercised would extend the duration of the lease to November 2026). Each renewal term is subject to limitations on any increase or decrease in the amount of rent payable by D&B.

The sole tenant of Corporate Parkway is included in the table below.

Tenant	Lease Expiration	Renewal Options		Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent (1)	Annualized Base Rent Per Leased Square Foot (2)	Percentage of Property Annualized Base Rent
Dun & Bradstreet, Inc.	November 30, 2016	10 years	(3)	178,330	100%	3,148,476	$17.66	100%

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot reflects annualized base rent (as defined above), divided by total leased square feet.
(3)	Consists of two 5-year options.

Dun & Bradstreet, Inc. is a subsidiary of The Dun & Bradstreet Corporation, which is a leading source of commercial information and insight on businesses.

Corporate Parkway Lease Expirations

The following table sets forth the lease expiration for the D&B lease in place at the Corporate Parkway property as of December 31, 2013. The information set forth in the table assumes that the tenant exercises no renewal options and do not exercise early termination rights. Leases in place and committed have a weighted average term to maturity of 2.9 years.

Year of Lease Expiration	Number of Leases Expiring	NRA of Expiring Leases	Percentage of Corporate Parkway NRA	Annualized Base Rent (1)	Percentage of Corporate Parkway Annualized Base Rent (1)	Annualized Base Rent per Leased Square Foot Expiring (2)
Vacant & Contracted	—	—	—%	$—	—%	$—
2014	—	—	—	—	—	—
2015	—	—	—	—	—	—
2016	1	178,330	100.0	3,148,476	100.0	17.66
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average:	1	178,330	100.0%	$3,148,476	100.0%	$17.66

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month of December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by NRA of expiring leases in the period.

Corporate Parkway Percent Leased and Rent

The following table sets forth the in place occupancy, the monthly base rent and the annualized base rent as of the dates indicated below.

Date (1)	In Place Occupancy	Base Rent for Month Ended	Annualized Base Rent (2)
December 31, 2013	100.0%	$262,373	$3,148,476

(1)	Corporate Parkway was acquired on May 17, 2013.
(2)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the specified month ended, by (ii) 12.

Corporate Parkway Tax Basis and Depreciation

Upon completion of this offering and the formation transactions, our federal tax basis in this property is estimated to be approximately $28 million. Corporate Parkway owns a variety of assets, some of which provide a deduction for depreciation over various periods of time and under a variety of methods (e.g., buildings — 39 years, tenant improvements — 15 years, leasing commissions — over the life of the lease). Other assets, such as land, do not provide a deduction of depreciation. We anticipate the properties will produce a deduction of approximately $1.5 million for a full year but the amount changes as assets are added and as assets become fully depreciated.

Central Fairwinds, Orlando, Florida

The Central Fairwinds property is a 168,776 square foot (by net rentable area), 12-story office building with 444 parking spaces through a mixture of on-site and leased surface spaces located in downtown Orlando, Florida. The property was constructed in 1982 and updated in 2013, features excellent accessibility and proximity to some of the central business district’s best areas and is considered a landmark in the city’s skyline. It is situated just east of Orlando’s primary interstate artery and directly across from one of the two future SunRail stations located in Orlando’s CBD. The Amway Center, home to the Orlando Magic, and the center of a proposed $200 million entertainment district, which has been approved by the Orlando City Planning Commission, is approximately a quarter of a mile from the property.

We have currently planned $0.3 million of exterior renovations at the property, which amount will be paid to us from cash left with the Property Ownership Entity that holds the Central Fairwinds property at the closing of the formation transactions. The 2013 annual property taxes for the Central Fairwinds property were $367,599, based on a tax rate of $2.06 per $100 of assessed value.

Including committed tenants, approximately 62.6% of the Central Fairwinds property is leased to 16 tenants consisting of high-quality government, public, national and regional tenants.

The key tenant of Central Fairwinds is in the table below.

Tenant	Lease Expiration	Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent (1)	Annualized Base Rent Per Leased Square Foot (2)	Percentage of Property Annualized Base Rent
Fairwinds Credit Union	June 30, 2016	10 years (3)	39,431	23.4%	$1,209,736	$30.68	46.5%

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot reflects annualized base rent (as defined above), divided by total leased square feet.
(3)	Consists of two five-year options.

The lease of a tenant occupying approximately 10,000 square feet at Central Fairwinds expired in September 2013.

Fairwinds Credit Union is the largest locally owned and operated financial institution in central Florida.

Central Fairwinds Lease Expirations

The following table sets forth the lease expirations for leases in place at the Central Fairwinds property as of December 31, 2013, plus available space, for each of the calendar years ending December 31, 2014 through December 31, 2023. The information set forth in the table assumes that tenants exercise no renewal options and do not exercise early termination rights. Leases in place and committed have a weighted average term to maturity of 2.7 years.

Year of Lease Expiration	Number of Leases Expiring	NRA of Expiring Leases	Percentage of Central Fairwinds NRA	Annualized Base Rent (1)	Percentage of Central Fairwinds Annualized Base Rent (1)	Annualized Base Rent per Leased Square Foot Expiring (2)
Vacant & Contracted (3)	—	70,061	41.5%	$—	0.0%	$—
2014	6	19,123	11.3	499,264	19.2	26.11
2015	2	9,726	5.8	269,558	10.4	27.72
2016	2	42,181	25.0	1,272,051	48.9	30.16
2017	2	17,191	10.2	368,094	14.2	21.41
2018	—	—	0.0	—	0.0	—
2019	1	3,261	1.9	35,056	1.3	10.75
2020	1	7,233	4.3	156,444	6.0	21.63
2021	—	—	0.0	—	0.0	—
2022	—	—	0.0	—	0.0	—
2023	—	—	0.0	—	0.0	—
Thereafter	—	—	0.0	—	0.0	—

Total / Weighted Average:	14	168,776	100.0%	$2,600,466	100.0%	$26.34

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements) for the month ended December 31, 2013, by (ii) 12.
(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by NRA of expiring leases in the period.
(3)	6,887 square feet of contracted net rentable area related to two leases — CoAdvantage 24 and The Associated Law Firm.

Central Fairwinds Percent Leased and Rent

The following table sets forth the in place occupancy, the monthly base rent and the annualized base rent as of the dates indicated below.

Date (1)	In Place Occupancy	Base Rent for Month Ended	Annualized Base Rent (2)
December 31, 2013 (3)	58.5%	$216,706	$2,600,466
December 31, 2012	85.0	326,577	3,918,923

(1)	Central Fairwinds was acquired on May 9, 2012.
(2)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the specified month ended, by (ii) 12.
(3)	Most of the decline in occupancy in 2013 was due to the move-out of the United States Bankruptcy Court of the Middle District of Florida. This move-out was anticipated when the property was purchased.

Central Fairwinds Tax Basis and Depreciation

Upon completion of this offering and the formation transactions, our federal tax basis in this property is estimated to be approximately $15 million. Central Fairwinds owns a variety of assets, some of which provide a deduction for depreciation over various periods of time and under a variety of methods (e.g., buildings — 39 years, tenant improvements — 15 years, leasing commissions — over the life of the lease). Other assets, such as land, do not provide a deduction of depreciation. We anticipate the properties will produce a deduction of approximately $450,000 for a full year but the amount changes as assets are added and as assets become fully depreciated.

Capital Expenditures

Most of the buildings in our initial properties have undergone extensive investment programs with approximately $7.2 million of capital improvements and $14.2 million of tenant improvements and leasing commissions in the aggregate having been spent since being acquired by the entities that owned our initial properties pursuant to acquisition agreements. These improvements were implemented to make our initial properties more appealing to existing and prospective tenants. All of the funds for the capital expenditures and tenant improvements below have either been invested already or have been reserved for in cash under the terms of the acquisition agreement for the relevant initial property and are expected to be spent over the next 12 months.

Property	Capital Expenditures (1)	Tenant Improvements and Leasing Commissions
Washington Group Plaza	$2,098,271	$872,959
Cherry Creek	874,500	3,803,643
AmberGlen	661,204	3,646,850
City Center	2,773,549	5,466,987
Corporate Parkway	—	—
Central Fairwinds	805,610	388,624

Total	$7,213,134	$14,179,063

(1)	Approximately $2.2 million and $0.3 million for capital expenditures at Washington Group Plaza and Central Fairwinds, respectively, will be paid to us by the Second City Group at closing to the extent these amounts have not already been incurred.

Upon completion of this offering and consummation of the formation transactions, we intend to continue to invest in our initial properties (as well as in other acquired properties) through targeted and strategically deployed capital expenditures. Capital expenditures have served to maintain and improve the operating performance of our initial properties and have also enhanced their value by allowing the entities that owned our initial properties to charge higher rents following the investments.

Historical Office Lease Retention and Tenant Improvement and Leasing Commission Costs

The following table sets forth certain historical information regarding tenant improvement and leasing commission costs per square foot, in addition to net effective renewal rents, where applicable, on expiring leases, at our initial properties for the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,
	2013	2012	2011
Expirations
Number of leases expired during the period	19	9	13
Aggregate net rentable square footage of expiring leases	86,675	51,875	67,238

Renewals
Number of leases renewed during the period	5	2	3
Aggregate net rentable square footage of renewed leases	12,361	17,312	14,000
Retention percentage by square feet	14.3%	33.4%	20.8%
Tenant improvement costs	$69,294	$163,120	$13,948
Leasing commission costs	$42,939	$60,354	$30,949

Total tenant improvements and leasing commission costs	$112,234	$223,474	44,897

Tenant improvement costs per square foot	$5.61	$9.42	$1.00
Leasing commission costs per square foot	$3.47	$3.49	$2.21

Total tenant improvements and leasing commission costs per square foot	$9.08	$12.91	$3.21

Weighted average net effective rent for expiring leases	$26.46	$19.16	$18.27
Weighted average net effective rent for renewed leases	$23.97	$20.23	$21.36
Percentage increase (decrease)	(9.4)%	5.6%	16.9%

New Leases
Number of new leases	14	20	22
Square feet	62,022	97,969	108,663
Tenant improvement costs	$898,054	$2,198,879	$2,159,650
Leasing commission costs	$278,921	$779,828	$713,747

Total tenant improvements and leasing commission costs	$1,176,974	$2,978,707	$2,873,398

Tenant improvement costs per square foot	$14.48	$22.44	$19.87
Leasing commission costs per square foot	$4.50	$7.96	$6.57

Total tenant improvements and leasing commission costs per square foot	$18.98	$30.40	$26.44

Weighted average net effective rent new leases	$16.36	$17.75	$18.20

Total Tenant Improvements and Leasing Commissions
Square feet	74,383	115,281	122,663
Tenant improvement costs	$967,348	$2,361,999	$2,173,598
Leasing commission costs	$321,860	$840,182	$744,697

Total tenant improvement and leasing commission costs	$1,289,208	$3,202,181	$2,918,295

Tenant improvement costs per square foot	$13.00	$20.49	$17.72
Leasing commission costs per square foot	$4.33	$7.29	$6.07

Total tenant improvement and leasing commission costs per square foot	$17.33	$27.78	$23.79

Top Ten Tenants

Our top ten tenants account for 61.6% of the December 31, 2013 annualized base rental revenue of our initial properties as shown in the table below.

Tenant or Ultimate Parent	Credit Rating (S&P / Moody’s)	Initial Property	Tenant Since	NRA (SF)	% of NRA	% of Annualized Base Rent of Initial Properties (1)	Average Remaining Lease Term without Renewals	Average Remaining Lease Term with Renewals
State of Colorado	Aa1	Cherry Creek	1993	312,338	16.9%	18.1%	12.3 years	22.3 years
Dun & Bradstreet, Inc.	BBB	Corporate Parkway	2006	178,330	9.6	10.6	2.9	12.9
URS Corporation	BBB-	Washington Group Plaza	1970	146,706	7.9	8.1	2.0	0.1
Idaho State Tax Commission	Aa1	Washington Group Plaza	1992	111,381	6.0	6.6	3.5	3.5
Planar Systems, Inc.	-	AmberGlen	2002	109,729	5.9	5.1	3.3	11.6
Cascade Microtech, Inc.	-	AmberGlen	1997	65,123	3.5	3.5	2.0	2.0
Fairwinds Credit Union	-	Central Fairwinds	2010	39,431	2.1	4.1	2.5	12.5
United States Attorney’s Office	Aaa	Washington Group Plaza	2003	38,010	2.1	2.4	5.4	5.4
LenderLive Network, Inc.	-	Cherry Creek	2005	36,688	2.0	1.2	3.5	8.5
Serena Software, Inc.	B	AmberGlen	2011	33,352	1.8	1.8	4.9	9.9

Total / Average:				1,071,088	57.8%	61.6%	5.7 years	11.6 years

(1)	Percentage of annualized base rent. Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended December 31, 2013, by (ii) 12.

Environmental Matters

Each of our initial properties has been the subject of a Phase I environmental site assessment report or a Phase I environmental site assessment update report (“Phase I ESA Reports”) conducted by independent and experienced environmental consultants from May 20, 2013 to August 12, 2013. The Phase I ESA Reports were prepared in general accordance with the scope and limitations of ASTM Designation E 1527-2005, “Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Process.” The purpose of the Phase I ESA Reports was to identify any existing or potential recognized environmental conditions (“RECs”) at our initial properties, which means the presence or likely presence of any hazardous substances or petroleum products on any of our initial properties under conditions that indicate an existing release, a past release or a material threat of a release of any hazardous substances or petroleum products into structures on our initial properties or into the ground, groundwater or surface water of our initial properties. Intrusive sampling and analysis were not part of these Phase I environmental site assessments.

Based on the Phase I ESA Reports, the independent environmental consultants did not identify any RECs that warranted further environmental assessment investigation at any of our initial properties.

It is our operating policy to obtain a Phase I ESA Report conducted by an independent and experienced environmental consultant prior to acquiring a property. If a Phase I ESA Report were to recommend a Phase II environmental assessment be conducted, we would conduct a Phase II environmental site assessment report or a Phase II environmental site assessment update report, in each case by an independent and experienced environmental consultant.

We are not aware of any non-compliance with environmental laws at any of our initial properties that we believe would have a material adverse effect on us. We also are not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our initial properties that would materially adversely affect us or the values of our initial properties, taken as a whole, as determined by the independent environmental consultants. We and our Advisor will implement policies and procedures to assess, manage and monitor environmental conditions at our initial properties and to manage exposure to potential liability. See “Risk Factors—Risk Factors Related to the Real Estate Industry —Environmental Matters.”

Regulation

General

Our initial properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of our initial properties has the necessary permits and approvals to operate its business.

Americans With Disabilities Act

Our initial properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access for persons with disabilities in certain public areas of our properties where such removal is readily achievable. Although we believe that our initial properties are substantially in compliance, some of our properties may currently be in noncompliance with the ADA. Such noncompliance could result in the incurrence of additional costs to attain compliance, the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one and we will continue to assess our properties and to make alterations as appropriate in this respect.

Insurance

Upon completion of this offering, we will carry commercial insurance with the policy specifications and insured limits that management believes are appropriate and adequate for all our properties given the relative risk of loss, the cost of the coverage and industry practice. However, our insurance coverage may not be sufficient to fully cover our losses. There are types of losses at the property level, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, wind damage, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss. In addition, our title insurance policies may not insure for the current aggregate market value of our initial properties, and we do not intend to increase our title insurance coverage as the market value of our initial properties increases.

Competition

We believe that the market for high-quality office properties with stable tenants is highly competitive. Competition for office properties includes an indeterminate number of other real estate investors, including domestic and foreign corporations and financial institutions, publicly traded and privately held REITs, private institutional investment funds, investment banking firms, life insurance companies and pension funds, some of which have greater financial resources than we do. We do, however, generally believe that our target markets contain relatively few well capitalized buyers.

In operating and managing our portfolio, we will compete for tenants based on a number of factors, including location, rental rates, security, flexibility and expertise to design space to meet prospective tenants’ needs and the manner in which the property is operated, maintained and marketed. As leases at our properties expire, we may encounter significant competition to renew or re-let space in light of the large number of competing properties within the markets in which we operate. As a result, we may be required to provide rent concessions or abatements, or to incur charges for tenant improvements and other inducements, including early termination rights or below-market renewal options, or we may not be able to timely lease vacant space, all of which would adversely impact our results of operations.

We also face competition when pursuing acquisition opportunities. Our competitors may be able to pay higher property acquisition prices, may have private access to opportunities not available to us or may otherwise be in a better position to acquire a property. Competition may also have the effect of reducing the number of suitable acquisition opportunities available to us, increasing the price required to consummate an acquisition opportunity and generally reducing the demand for commercial office space in our target markets. Likewise, competition with sellers of similar properties to locate suitable purchasers may result in us receiving lower proceeds from a sale or in us not being able to dispose of a property at a time of our choosing due to the lack of an acceptable return.

Promoter

Second City has taken the initiative in founding and organizing our company and may therefore be considered a promoter of our company for the purposes of applicable securities laws. Upon the completion of this offering and the formation transactions, the number and percentage of common units that will be held by Second City are set forth under the heading “Structure and Formation of Our Company.” The consideration to be paid for our initial properties is set forth under the heading “Structure and Formation of Our Company.”

Employees

We do not currently have any employees and do not expect to have any employees in the foreseeable future. Upon completion of the formation transactions and this offering, services necessary for our business will be provided by our Advisor pursuant to the terms of the Advisory Agreement. Each of our executive officers is an employee or officer of our Advisor. One employee of our Advisor, Anthony Maretic, our chief financial officer, will dedicate substantially all of his time to us. However, we expect all of the full-time employees of our Advisor will spend substantial time on our matters during calendar year 2014. To the extent that we acquire more investments, we anticipate that the number of employees of our Advisor who devote time to our matters will increase and the number of our Advisor’s employees working out of local offices, if any, where we buy properties will also increase.

Our Administrator

Our Advisor will enter into the Administration Agreement with our Administrator, an affiliate of the Second City Group, upon the completion of this offering. Pursuant to the Administration Agreement, our Advisor has access to the Second City Group’s employees, infrastructure, business relationships, management expertise, information technologies, capital raising capabilities, legal and compliance functions, and accounting, treasury and investor relations capabilities to enable our Advisor to fulfill its responsibilities under the Advisory Agreement. The Administration Agreement will terminate upon termination of the Advisory Agreement.

Principal Executive Offices

Our principal executive offices are located at Suite 2600, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9.

Legal Proceedings

From time to time, we may be party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition, cash flows or results of operation if determined adversely to us.

MANAGEMENT

General

We are externally managed by our Advisor. Pursuant to the terms of the Advisory Agreement, our Advisor provides us with our senior management team, including officers, along with appropriate support personnel. All of our executive officers are principals of our Advisor. We do not have any employees. Our Advisor, however, will at all times remain subject to the supervision and oversight of our board of directors.

Executive Officers, Directors and Director Nominees

Set forth below is information concerning our directors and executive officers, four of whom also serve as directors and executive officers of our Advisor (see “Our Advisor and the Advisory Agreement—Our Advisor”), as of the date of this prospectus and the persons who have agreed to become directors upon the completion of this offering, whom we refer to as our director nominees. Unless otherwise indicated, the business address of all of our directors and executive officers is 1075 West Georgia Street, Suite 2600, Vancouver, British Columbia, Canada V6E 3C9.

Name	Age	Position
James Farrar	38	Chief Executive Officer, Director
Gregory Tylee	42	Chief Operating Officer, President
Anthony Maretic	42	Chief Financial Officer, Secretary and Treasurer
Samuel Belzberg	85	Director Nominee *
William Flatt	39	Director Nominee *
John McLernon	73	Director Nominee, Nominee for Chairman of Board of Directors *
Mark Murski	38	Director Nominee *
Stephen Shraiberg	67	Director Nominee *

*	Will become a director effective upon completion of this offering.

Backgrounds of Executive Officers and Directors

Set forth below is information concerning our executive officers, directors and director nominees identified above. Our board of directors currently consists of one member, who will be subject to re-election at our next annual meeting of stockholders. We expect to expand the size of our board prior to the closing of this offering. Our executive officers were appointed by the board of directors to serve in their current roles. Each executive officer is appointed for such term as may be prescribed by the board of directors and until a successor has been chosen and qualified or until such officer’s death, resignation or removal.

James Farrar

Mr. Farrar is our chief executive officer and a member of our board of directors. He joined Second City in October 2009 as a managing director and has completed approximately $400 million of acquisitions since its launch in the spring of 2010. From August 2003 to prior to joining Second City, Mr. Farrar served as the Vice President of Ken Fowler Enterprises Limited, a family office with a diversified portfolio concentrated primarily in the real estate and hospitality sectors. At Ken Fowler Enterprises Limited, Mr. Farrar was responsible for leading acquisitions, divestitures and portfolio management. Prior to this, Mr. Farrar was an investment professional with TD Capital, the private equity unit of TD Bank. Mr. Farrar has extensive experience in acquisitions and divestitures with a combined enterprise value in excess of $1.2 billion and has completed over $500 million of financing transactions. Mr. Farrar is currently a director and chair of the audit committee of BENEV Capital Inc. Mr. Farrar received a bachelor’s degree in business administration from Wilfrid Laurier University and is a chartered accountant, a chartered business valuator and a CFA charterholder. Mr. Farrar brings to our board of directors extensive executive management experience gained over 15 years of involvement in the private equity, real estate and corporate finance industries.

Gregory Tylee

Mr. Tylee is our chief operating officer and president. He joined Second City in May 2010 and has been primarily responsible for sourcing, underwriting and acquiring properties throughout the United States. He has been involved in real estate transactions with a combined enterprise value of approximately $1.5 billion over the course of his career. He has deep relationships with real estate operators, lenders and brokers. Mr. Tylee held both the vice president of acquisitions and president roles for Bosa Properties Inc. from May 2008 to October 2012, a prominent real estate development company based in Vancouver, Canada, with over 400 employees. As president, Mr. Tylee was involved in all aspects of Bosa’s decision-making with a primary responsibility for growing the business through new acquisitions. Mr. Tylee received a bachelor’s degree in accounting from Brock University and is a chartered accountant. Mr. Tylee brings to our board of directors accounting and finance skills as well as over 15 years of diverse real estate experience that includes acquisitions of various types of income producing property and high-rise development.

Anthony Maretic

Mr. Maretic is our chief financial officer, secretary and treasurer. He has over 15 years of experience in senior financial and operational roles, of which 10 years were spent within the real estate industry. Prior to joining the Second City Group in May of 2013, Mr. Maretic served as the chief operating officer and chief financial officer of Earls Restaurants Ltd., one of North America’s premier privately held restaurant companies from 2006 to March of 2013. Mr. Maretic’s experience in the real estate industry includes his role as the chief financial officer for Wilkinson Good Neighbor Communities REIT, a $230 million portfolio of U.S. based senior living facilities, where he served from December 2005 to October 2006. Mr. Maretic has also held several financial management positions with Bentall Capital Limited Partnership, one of Canada’s premier institutional real estate advisory companies, and its predecessor, Bentall Corporation, which was a $2 billion public real estate company listed on the Toronto Stock Exchange. Mr. Maretic is a chartered accountant and holds a bachelor’s degree in commerce and business administration from the University of British Columbia.

Samuel Belzberg

Mr. Belzberg will become a director upon completion of this offering. Mr. Belzberg has been the chairman of Second City Capital Partners, a multi-fund private equity firm that invests in real estate and conventional private equity, since 2004 and is the president of Gibralt Capital Corp., Mr. Belzberg’s family office holding company since 1995. Mr. Belzberg founded First City Financial in the 1970s, built the company into a multi-billion dollar financial services organization with offices located across North America and Europe and founded a real estate company in the 1990s which at its peak operated 26 real estate projects throughout the United States and was ultimately sold to the Blackstone Group. In addition, Mr. Belzberg has been active in various real estate markets in the United States. Mr. Belzberg serves on various boards of directors of several private companies and is involved with numerous charities. Mr. Belzberg has a bachelor’s degree in commerce and business administration from the University of Alberta. Mr. Belzberg brings to our board of directors extensive executive and acquisition experience in the office real estate industry gained over 48 years of managing, leasing, acquiring and financing office buildings.

William Flatt

Mr. Flatt will become a director upon completion of this offering. He has served as executive vice president and chief operating officer of Telos Group LLC since April 2013, an office landlord representation and marketing firm in Chicago with nearly 12 million square feet under representation. He is a founder and principal with Oxbow Ventures, LLC, a private equity venture capital and advisory firm that was formed in February 2012. From 1996 to 2011, Mr. Flatt worked for Parkway Properties, Inc., a NYSE listed REIT specializing in office properties. He began his career at Parkway as a property manager and leasing agent and quickly advanced to the position of asset manager. He also served as vice president of investor relations. From 2005 to 2011, he served as executive vice president in the positions of chief financial officer as well as secretary and later chief operating officer. He serves on the board of trustees of Millsaps College, where he chairs the facilities and environment committee and is part of the committee that oversees the endowment. Mr. Flatt has served as an adjunct professor in economics at Millsaps College and as a guest lecturer at the University of Texas McCombs School of Business. From 1998 to 2001, he served on the board of directors of The People’s Bank, a community bank in Jackson, Mississippi. In 2011, Mr. Flatt was appointed by Governor Haley Barbour of Mississippi to a commission studying the state’s public employee pension system. He has served as vice chairman of the Mississippi Council on Economic Education and is a current member of the Realty Club of Chicago. Mr. Flatt brings to the board extensive executive and acquisition experience in the office real estate industry gained over 18 years of managing, leasing, acquiring and financing office buildings. Mr. Flatt has a bachelor of arts in economics from Millsaps College and a masters in business administration from University of Chicago Booth School of Business.

John McLernon

Mr. McLernon will become a director and chairman of our board of directors upon completion of this offering. He has been president of McLernon Consultants Ltd. since November 2004. From 1977 to 2004, he was chairman and chief executive officer of Macaulay Nicolls Maitland and Co. and its successor, Colliers International, a global real estate services company. Mr. McLernon started his career with Canadian Pacific Railway Limited in 1964 before joining its property development arm, Marathon Realty Company Limited, in Vancouver. In 1977, he became president and chief executive officer of Macaulay Nicolls Maitland and Co., a Vancouver real estate brokerage company, and in 1985 was instrumental in the employee purchase of the company and the formation of Colliers International. Over the past two decades, Mr. McLernon has guided Colliers International through steady business growth, successfully completing approximately 30 mergers, acquisitions and startups in the Americas, Asia Pacific and Europe. Mr. McLernon is honorary chair of Colliers International, is chair of A&W Revenue Royalties Income Fund and Village Farms International Inc. and sits on the boards of the Mark Anthony Group, Inc. and Canadian Urban Ltd. He is past chair of British Columbia Railway Company and the British Columbia Lottery Corporation. Mr. McLernon is founding chair of Streetohome Foundation, the Vancouver coalition to end homelessness. He also serves as an independent advisor to the investment committee of Second City Capital Partners II, Limited Partnership. Mr. McLernon brings to the board extensive experience as an executive at a public company, which enables him to make significant contributions to the deliberations of the board of directors, especially in relation to operations, financings and strategic planning. Mr. McLernon has a bachelor of arts from McGill University.

Mark Murski

Mr. Murski will become a director upon completion of this offering. He has been a managing partner with Brookfield Financial Corp., a global investment bank since December 2010, and has over 15 years of investment banking and private equity experience. Mr. Murski was made a partner in Brookfield Financial Corp. in 2006, became a managing partner in December 2010 and assumed the position of chief operating officer in December 2012. Mr. Murski is responsible for originating and executing mergers and acquisitions, debt and equity capital markets transactions and conducts general corporate finance advisory for Brookfield Financial Corp. While at Brookfield Financial Corp., Mr. Murski has worked on numerous public and private mergers and acquisitions transactions, involving real estate clients such as Dundee International REIT, Summit Industrial Income REIT, Realex Properties Corporation, InStorage REIT, Overland Realty Inc., Lone Star, Gazit America Inc. and Atlas Cold Storage. Mr. Murski previously worked in Brookfield Asset Management Inc.’s merchant banking group, prior to which he worked at Ernst & Young LLP. He currently serves on the board of the Greater Toronto Chapter of NAIOP and was a founding director of Trisura Guarantee Insurance Company. Mr. Murski brings to the board extensive executive management experience as well as acquisition and transaction experience with a wide range of real estate clients. Mr. Murski is a chartered accountant, a CFA charterholder and a graduate of the Richard Ivey School of Business.

Stephen Shraiberg

Mr. Shraiberg will become a director upon completion of this offering. He has been the president of Urban Property Management, Inc. since 1971, which is engaged in developing and managing all types of real estate. Mr. Shraiberg is also the major shareholder of Esprit Homes, Ltd., a major Colorado homebuilder since 1989. Mr. Shraiberg has been involved in the development of approximately 20,000 apartment units since 1971. Mr. Shraiberg was a member of the National Association of Housing Management’s National Advisory Council and the Governor’s Task Force on Housing for the State of Colorado. He is currently on the board of directors of Columbine Capital Corp., a bank holding company. He was also the chairman of the board of directors of the Equitable Bank of Littleton and a director of Equitable Bankshares of Colorado. Mr. Shraiberg was on the board of directors of Guaranty Bank and Trust and its holding company, Centennial Bank Holdings, Inc. Additionally, Mr. Shraiberg has served on the board of trustees of Whittier College, and has been a member of various other non-profit boards over the past several years, including the Salvation Army and the Latin American Educational Foundation. From 2004 until 2006, Mr. Shraiberg was an independent advisor to Second City Capital I, Limited Partnership. Mr. Shraiberg is a limited partner in Second City Capital Partners II, Limited Partnership and a member of such limited partnership’s LP advisory committee. Mr. Shraiberg brings to the board experience as an executive at a public company, which enables him to make significant contributions to the deliberations of the board of directors, especially in relation to operations, financings and strategic planning. Mr. Shraiberg holds a bachelor’s degree in finance from the University of Colorado.

Board of Directors

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. Upon completion of this offering, we expect that our board of directors will consist of six directors, and we expect that a majority of the members of our board of directors will be independent, as required by the applicable rules of the NYSE. The directors will have discretion to increase or decrease the size of the board of directors. Our board of directors has determined that William Flatt, John McLernon, Mark Murski and Stephen Shraiberg are “independent” as defined under the rules of the NYSE.

Committees of the Board of Directors

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee will be appointed by the board of directors and will serve until their successors are elected and qualified, unless they resign or are removed earlier. Each of the committees will report to the board of directors as it deems appropriate and as the board may request. The composition, duties and responsibilities of these committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

Upon the completion of this offering, our board of directors will establish an audit committee. In compliance with NYSE rules, we expect that our audit committee will include at least three members, all of whom will be independent. We expect that our board of directors will determine that each of these members will be “financially literate” under the rules of the NYSE.

Our audit committee will, among other matters, oversee (1) our financial reporting, auditing and internal control activities; (2) the integrity and audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent auditors; (5) the performance of our internal audit function and independent auditors; and (6) our overall risk exposure and management. Duties of the audit committee will also include the following:

•	annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;

•	be responsible for the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;

•	review the plans and results of the audit engagement with the independent auditors;

•	evaluate the qualifications, performance and independence of our independent auditors;

•	have sole authority to approve in advance all audit and non-audit services by our independent auditors, the scope and terms thereof and the fees therefor;

•	review the adequacy of our internal accounting controls;

•	meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions; and

•	prepare the audit committee report required by the SEC regulations to be included in our annual proxy statement.

Upon completion of this offering, our audit committee will consist of William Flatt, Mark Murski and John McLernon, and William Flatt will serve as the chair of the audit committee. The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. The board of directors has determined that each member of the audit committee qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The designation does not impose on them any duties, obligations or liabilities that are greater than those generally imposed on members of our audit committee and our board of directors. Our board of directors will adopt a written charter for the audit committee, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of Mark Murski, Stephen Shraiberg and William Flatt, and Mark Murski will serve as the chair of the compensation committee. Our compensation committee will be composed only of directors who are independent in compliance with NYSE rules.

The compensation committee will have the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention. The compensation committee’s responsibilities include, among other matters:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, if any, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

•	reviewing and approving the compensation, if any, of all of our other officers;

•	reviewing our executive compensation policies and plans;

•	evaluating the performance of our officers;

•	evaluating the performance of our Advisor;

•	overseeing plans and programs related to the compensation of our Advisor, including fees payable to our Advisor pursuant to the Advisory Agreement;

•	administering the Equity Incentive Plan and the issuance of any common stock or other equity awards granted to personnel of our Advisor or its affiliates who provide services to us;

•	preparing compensation committee reports;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	discussing with management the compensation discussion and analysis required by the SEC regulations; and

•	preparing a report on executive compensation to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of Stephen Shraiberg, Mark Murski and John McLernon, and Stephen Shraiberg will serve as the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee will be composed only of directors who are independent in compliance with SEC rules. The nominating and corporate governance committee will, among other matters:

•	identify individuals qualified to become members of our board of directors and ensure that our board of directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds;

•	develop, and recommend to our board of directors for its approval, qualifications for director candidates and periodically review these qualifications with our board of directors;

•	review the committee structure of our board of directors and recommend directors to serve as members or chairs of each committee of our board of directors;

•	review and recommend committee slates annually and recommend additional committee members to fill vacancies as needed;

•	develop and recommend to our board of directors a set of corporate governance guidelines applicable to us and, at least annually, review such guidelines and recommend changes to our board of directors for approval as necessary; and

•	oversee the annual self-evaluations of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was at any time after the date of our formation, or currently is, an officer or employee of the Company, and no member of the compensation committee had any relationship with us requiring disclosure under Item 404 of SEC Regulation S-K. None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from the three standing committees to be established upon the completion of this offering, our audit committee, our compensation committee and our nominating and corporate governance committee, each of which will address risks specific to its respective areas of oversight. In particular, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee will also monitor compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs have the potential to encourage excessive risk-taking. Our nominating and corporate governance committee will provide oversight with respect to corporate governance and ethical conduct and will monitor the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct. All committees will report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk. In addition, the board of directors will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Code of Business Conduct and Ethics

Effective upon completion of this offering, our board of directors will adopt a code of business conduct and ethics that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, our Advisor and its employees who provide services to us, consultants and contractors. The code of ethics will address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, compliance with applicable governmental laws, rules and regulations, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest or other violations. Any waiver of our code of ethics with respect to our chief executive officer, chief financial officer, chief operating officer, controller or persons performing similar functions may only be authorized by our nominating and corporate governance committee and will be promptly disclosed as required by law and NYSE regulations and posted on our website. Amendments to the code must be approved by our board of directors and will be promptly disclosed and posted on our website (other than technical, administrative or non-substantive changes). Our code of ethics will be publicly available on our website at www.cityofficereit.com and in print to any stockholder who requests a copy. The information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees will operate. These guidelines will cover a number of areas including the size and composition of our board of directors, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board and chief executive officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Our nominating and corporate governance committee will review our corporate governance guidelines at least once a year and, if necessary, recommend changes to our board of directors. Additionally, our board of directors will adopt independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines will be posted on our website at www.cityofficereit.com. Information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Limitations on Liabilities and Indemnification of Directors and Officers

For information concerning limitations of liability and indemnification applicable to our directors and officers, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Liability and Indemnification of Directors and Officers.”

Executive and Director Compensation

For a discussion of our director compensation arrangements, see “Executive and Director Compensation—Director Compensation.”

EXECUTIVE AND DIRECTOR COMPENSATION

The services necessary for the operation of our business are provided to us by our officers and other employees of our Advisor or Administrator pursuant to the terms of the Advisory Agreement. Because our executive officers are employees of our Advisor, we do not have employment agreements or change in control agreements with any of our executive officers, nor do we offer any cash compensation, pension benefits, non-qualified deferred compensation benefits or termination or change in control payments (other than automatic vesting acceleration under our Equity Incentive Plan as described below under “—Equity Incentive Plan—Change in Control”). Since our formation, we have not paid any compensation, nor provided any benefits, to our executive officers or to any other employee other than the equity compensation provided in connection with this offering. Specifically, at the completion of this offering, pursuant to the Advisory Agreement, we intend to grant 71,076 restricted stock units to Mr. Farrar, 71,076 restricted stock units to Mr. Tylee, 18,954 restricted stock units to Mr. Maretic and 217,968 restricted stock units to Mr. Belzberg. The units vest ratably over three years beginning on the first anniversary of the completion of this offering, generally subject to such person’s continued service with the Advisor (but vest in full upon an involuntary termination without cause). The restricted stock units carry the right to receive dividends (through a related grant of dividend equivalent rights), which will be reinvested in shares of our common stock and delivered to the applicable executive upon, and subject to, satisfaction of the vesting criteria applicable to the related restricted stock units.

Equity Incentive Plan

Although we do not provide cash compensation to our executive officers, we have adopted our equity incentive plan (the “Equity Incentive Plan”) in order to provide a mechanism to align the interests of our directors and executive officers and our Advisor with the interests of our stockholders. The Equity Incentive Plan also provides a mechanism for us to provide additional compensation to attract and retain qualified directors, officers, advisors, and, in the event we do hire employees, employees, although we have no current plans to do so. The material terms of the Equity Incentive Plan are summarized below.

Plan Administration

The Equity Incentive Plan will be administered by our board of directors or the compensation committee of our board of directors (the “plan administrator”). The plan administrator will have the full authority to administer and interpret the Equity Incentive Plan; to authorize the granting of awards; to determine the eligibility of individuals to receive awards under the Equity Incentive Plan; to determine the number of shares of common stock to be covered by each award (subject to the individual participant limitations provided in the Equity Incentive Plan); to determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of the Equity Incentive Plan); to prescribe the form of agreement evidencing awards; and to take any other actions and make all other determinations that it deems necessary or appropriate in connection with the Equity Incentive Plan or the administration or interpretation thereof. In connection with this authority, the plan administrator may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. The committee administering the Equity Incentive Plan will consist of directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a non-employee director and will, at such times as we are subject to Section 162(m) of the Code, qualify as an outside director for purposes of Section 162(m) of the Code.

Available Shares

The Equity Incentive Plan provides for grants of restricted common stock, restricted stock units, phantom shares, stock options, dividend equivalent rights (“DERs”) and other equity-based awards (including LTIP Units), subject to the total number of shares available for issuance under the plan. The maximum number of shares of common stock that may be issued under the Equity Incentive Plan is 1,263,580 shares, the maximum number of shares that may underlie awards of options granted in any one year to any eligible person may not exceed 150,000 shares and the maximum number of shares that may underlie awards other than options granted in any one year to an eligible person may not exceed 150,000 shares, in all cases subject to adjustment in the event of specified changes in our capitalization, including share splits and share dividends. The grant of an LTIP Unit shall count against the aggregate and individual limits on a one-for-one basis, treating each LTIP Unit covered by an award as one share of common stock for these purposes. To the extent an award granted under the Equity Incentive Plan expires or terminates, the shares subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. In addition, if any phantom shares are paid out in cash, the underlying shares may again be made the subject of grants under the Equity Incentive Plan. Unless previously terminated by our board of directors, no new award may be granted under the Equity Incentive Plan on or after the tenth anniversary of the date that such plan was initially approved by our board of directors.

Eligibility

The plan administrator selects, from the eligible individuals, those individuals who receive awards under the Equity Incentive Plan. Individuals eligible for awards are our officers, directors, advisors and personnel, and, with approval of our board of directors, those of our subsidiaries, our Advisor and their respective affiliates. Notwithstanding the foregoing, an individual is an eligible person only if shares of our common stock issued under awards to that person are eligible for registration with the SEC on a registration statement on Form S-8.

Awards under the Equity Incentive Plan

Restricted Shares of Common Stock. A restricted stock award is an award of shares of common stock that is subject to restrictions on transferability and such other restrictions, if any, that the plan administrator may impose at the date of grant. Grants of restricted shares of common stock may be subject to vesting schedules as determined by the plan administrator. The restrictions may lapse separately or in combination at such times and under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established criteria, in such installments or otherwise, as the plan administrator may determine. Except to the extent restricted under the award agreement relating to the restricted shares of common stock, a participant granted restricted shares of common stock has all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends on the restricted shares of common stock, although dividends paid with respect to unvested restricted shares of common stock may be subject to satisfaction of the vesting criteria of the underlying shares, and, in the case of dividends paid with respect to unvested restricted shares that do not vest solely upon satisfaction of continued employment or service, such dividends will be held by us and paid when, and only to the extent that, the underlying shares vest.

Restricted Stock Units. A restricted stock unit award represents the right to receive shares of our common stock in the future, after the applicable vesting criteria, determined by the plan administrator, has been satisfied. The holder of an award of restricted stock units has no rights as a stockholder until shares of our common stock are issued in settlement of vested restricted stock units. Our plan administrator may provide for a grant of DERs in connection with the grant of restricted stock units; provided, however, that if the restricted stock units do not vest solely upon satisfaction of continued employment or service, any payment in respect to the related DERs will be held by us and paid when, and only to the extent that, the related restricted stock units vest.

Phantom Shares. A phantom share represents a right to receive the fair value of a share of common stock, or, if provided by the plan administrator, the right to receive the fair value of a share of common stock in excess of a base value established by the plan administrator at the time of grant. Phantom shares will vest as determined by the plan administrator and specified in the applicable award agreement and may generally be settled in cash or by transfer of shares of common stock (as may be elected by the plan administrator, or, if permitted by the plan administrator, by the participant). As determined by the plan administrator, the holders of awards of phantom shares may be entitled to receive dividend equivalents, which shall be payable at such time that dividends are paid on outstanding shares; provided, however, that if the phantom shares do not vest solely upon satisfaction of continued employment or service, dividend equivalent payments in respect of unvested phantom shares will be held by us and paid when, and only to the extent that, the related phantom shares vest.

Stock Options. A stock option award is an award of the right to purchase a specified number of shares of common stock at a fixed exercise price determined on the date of grant during a period of not more than ten years. Stock option awards may either be incentive or non-qualified stock options, provided that incentive stock options may only be granted to employees. The exercise price of stock options must equal at least the fair market value of our common stock on the date of grant; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The plan administrator will determine the methods of payment of the exercise price of an option, which may include certified or bank cashier’s check, shares of our common stock owned by the participant, cancellation of indebtedness owed by us to the participant, by certain loans or extensions of credit to the extent permitted by applicable law, or a combination of the foregoing or another method of payment acceptable to the plan administrator. Subject to the provisions of the Equity Incentive Plan, the plan administrator determines the remaining terms of the options (e.g., vesting). After the termination of service, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. If termination is due to death or disability, the option, to the extent vested, generally will remain exercisable for 12 months. In all other cases, the option generally will remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. A participant shall have no rights as a stockholder until the participant exercises the option and a stock certificate is issued to the participant.

Other Share-Based Awards. The Equity Incentive Plan authorizes the granting of other awards based upon shares of our common stock (including the grant of securities convertible into shares of common stock and share appreciation rights), subject to terms and conditions established at the time of grant by the plan administrator. The Equity Incentive Plan also permits the grant of operating partnership long-term incentive plan units (“LTIP Units”). LTIP Units are a special class of units in our operating partnership. Each LTIP Unit awarded by the plan administrator will be equivalent to an award of one share, reducing the number of shares available for issuance under the Equity Incentive Plan on a one-for-one basis. In addition to the provisions of the Equity Incentive Plan, LTIP Units shall be subject to the provisions of our partnership agreement.

Performance Awards. The plan administrator may, in its discretion, grant awards intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code or to qualify for an exemption from the application of Section 162(m) of the Code. Such performance-based awards will result in a payment to a participant only if performance goals established by the plan administrator are achieved, as determined by the plan administrator, and any other applicable vesting provisions are satisfied. The plan administrator will establish performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of shares of common stock to be paid out to participants. For purposes of such awards, the performance goals may be one or more of the following, as determined by the plan administrator: pre-tax income, after-tax income, net income, operating income, cash flow, earnings per share, return on equity, return on invested capital or assets, cash and/or funds available for distribution, appreciation in the fair market value of our common stock, return on investment, total return to stockholders, net earnings growth, stock appreciation, return ratios, increase in revenues, published rankings against peer companies, net earnings, changes in the per share or aggregate market price of our common stock, number of securities sold, earnings before any one or more of the following: taxes or depreciation or amortization, or total revenue growth. For all purposes in connection with the grant and administration of awards intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code, the plan administrator shall either be the compensation committee or another committee complying with the requirements of Section 162(m) of the Code.

Dividend Equivalent Rights. The plan administrator may, in its discretion, grant awards of DERs. DERs provide the participant with the right to receive a payment, in cash or shares as determined by the plan administrator, determined in reference to dividends paid on our common stock. DERs typically are granted in connection with the grant of another type of award under the Equity Incentive Plan, such as restricted stock units, although this is not required. DERs granted with respect to awards that do not vest solely upon satisfaction of continued employment or service shall entitle the participant to receive a payment only as, and only to the extent that, the related award vests.

Change in Control

Under the Equity Incentive Plan, a change in control is generally defined as the occurrence of any of the following events: (i) the acquisition of more than 50% of (a) our voting shares or (b) all of our shares, by any person; (ii) the sale or disposition of all or substantially all of our assets; (iii) a merger, consolidation or statutory share exchange where our stockholders immediately prior to such event hold less than 50% of the voting power of the surviving or resulting entity; (iv) during any 12-calendar-month period, our directors, including subsequent directors recommended or approved by our directors, at the beginning of such period cease for any reason to constitute a majority of our board of directors; or (v) our liquidation or dissolution.

Upon a change in control, the plan administrator may make such adjustments to the Equity Incentive Plan and outstanding awards as it, in its discretion, determines are necessary or appropriate in light of the change in control. In addition, upon a change in control, all awards granted under the Equity Incentive Plan shall vest in full, with stock options being exercisable as to all of the covered shares of common stock and all vesting criteria applicable to other awards treated as having been fully satisfied immediately prior to, but contingent on, the change in control.

Amendments and Termination

Our board of directors may amend, alter or discontinue the Equity Incentive Plan but cannot take any action that would impair the rights of a participant with respect to grants previously made without such participant’s consent. However, no amendment will be effective without the approval of our stockholders if the amendment (i) increases the number of shares that may be issued under the Equity Incentive Plan (other than an increase to reflect changes in capitalization as provided in the Equity Incentive Plan), (ii) change the class of eligible persons who may participate under the Equity Incentive Plan, (iii) reprices a stock option or other award or (iv) requires stockholder approval in order to comply with applicable law or the requirements of an applicable stock exchange.

U.S. Federal Income Tax Consequences

The following is a very general description of some of the basic U.S. federal income tax principles that apply to awards under the Equity Incentive Plan. The grant of an option will create no tax consequences for the participant or the company. A participant will have no taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply. Upon exercise of a non-qualified option, a participant generally must recognize ordinary income equal to the fair market value of the shares acquired minus the exercise price. Upon a disposition of shares acquired by exercise of an incentive stock option before the end of the applicable incentive stock option holding periods, the participant generally must recognize ordinary income equal to the lesser of (1) the fair market value of the shares at the date of exercise minus the exercise price or (2) the amount realized upon the disposition of the option shares minus the exercise price. Otherwise, a participant’s disposition of shares acquired upon the exercise of an option generally will result in capital gain or loss. Other awards under the Equity Incentive Plan, including restricted stock and phantom shares generally but excluding LTIP Units, will result in ordinary income to the participant at the later of the time of delivery of cash or shares, or the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered shares or other property. LTIP Units are taxed under partnership taxation rules, and the recipient generally will have no tax consequences until distributions are made with respect to the LTIP Units. Except as discussed below, we generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an award, but will be entitled to no tax deduction relating to amounts that represent a capital gain to a participant. Thus, we will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares for the incentive stock option holding periods.

Please note, the foregoing is general tax discussion and different tax rules may apply to specific participants and transactions under the Equity Incentive Plan.

Tax Considerations

Section 162(m) of the Code

Section 162(m) of the Code limits the deduction that a public corporation may claim for compensation paid to its chief executive officer and its three other highest paid executive officers (other than its chief financial officer). The compensation deduction that may be claimed on account of amounts paid to each of those executive officers is limited to $1 million per year. Compensation that qualifies as “performance based compensation” under Section 162(m) of the Code is not subject to the deduction limit.

A transition rule under Section 162(m) of the Code applies to compensation paid by the Company under an agreement or plan that was in effect at the time of the Company’s initial public offering; provided that the prospectus for the offering disclosed the terms of the agreement or plan in accordance with the requirements of applicable securities law. The transition rule provides that compensation paid under such agreements before the end of a specified reliance period is not subject to the Section 162(m) deduction limit. Similarly, compensation paid pursuant to awards of restricted shares of common stock, options and certain phantom shares granted under a plan, like the Equity Incentive Plan, before the end of the specified reliance period is not subject to the Section 162(m) deduction limit. The reliance period for the Company under the transition rule will generally expire on the date of the 2018 annual meeting of the Company’s stockholders. The Company should be entitled to rely on the relief provided under the transition rule so that Section 162(m) will not apply to compensation paid or awards granted under the Equity Incentive Plan before the end of the reliance period.

With respect to compensation that is not exempt from the deduction limit under this transition rule, our compensation committee generally will seek to preserve the federal income tax deductibility of compensation paid to our named executive officers and thus may design compensation awards and incentives so that they qualify as “performance based compensation” under Section 162(m) of the Code. However, in order to maintain flexibility in compensating our named executive officers in a manner designed to promote our corporate goals, including retaining and providing incentives to our named executive officers, our compensation committee has not adopted a policy that all compensation must be deductible.

Section 409A of the Code

Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation arrangements so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code.

Section 280G of the Code

Section 280G of the Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies which undergo a change in control. In addition, Section 4999 of the Code imposes a 20% penalty on the individual receiving the excess payment.

Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Code based on the executive’s prior compensation. In approving the compensation arrangements for our named executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 280G of the Code. However, our compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G of the Code and the imposition of excise taxes under Section 4999 of the Code when it believes that such arrangements are appropriate to attract and retain executive talent.

Accounting Standards

Financial Accounting Standards Board Accounting Standards Codification 718, Compensation—Stock Compensation (“ASC Topic 718”) requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options, restricted stock, restricted stock units and performance units under our equity incentive award plans will be accounted for under ASC Topic 718. Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Director Compensation

We have not paid any cash compensation or granted any equity awards to any of the members of our board of directors since our formation. We do not have, and we do not currently intend to adopt, any plans or programs for our directors that provide for pension benefits or the deferral of compensation.

Each director who is not employed by our Advisor will receive an annual base fee for his or her services of $30,000. In addition, each non-employee director will receive a meeting fee of $1,000 for attending each board meeting, committee meeting or telephonic meeting to approve investments. The chairman of the board of directors will receive an additional annual cash retainer of $15,000, and the chairs of the audit committee, the compensation committee and the nominating and corporate governance committee will receive an additional annual cash retainer of $5,000.

We will also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board of directors and committee meetings.

Directors who are employees or a partner of our Advisor will not receive any compensation from us for their services as directors.

OUR ADVISOR AND THE ADVISORY AGREEMENT

Our Advisor

We will be externally managed by our Advisor. In connection with this offering, we will enter into the Advisory Agreement. James Farrar (our chief executive officer) serves as vice president of our Advisor, Gregory Tylee (our chief operating officer and president) serves as vice president of our Advisor, Anthony Maretic (our chief financial officer, secretary and treasurer) serves as treasurer of our Advisor and Samuel Belzberg (a nominee to our board of directors) serves as president of our Advisor. These principals of our Advisor control the general partner of Second City. Second City began its investment activities in the spring of 2010 and was founded by James Farrar, Gregory Tylee and Gibralt, a corporation indirectly owned by Samuel Belzberg. Mr. Belzberg founded First City Financial in the 1970s, built the company into a multi-billion dollar financial services organization with offices located across North America and Europe and founded a real estate company in the 1990s which at its peak operated 26 real estate projects throughout the United States and was ultimately sold to the Blackstone Group. In addition, Mr. Belzberg has been active in various real estate markets in the United States. Since its launch, Second City has obtained commitments for equity capital of over $100 million from institutional investors and high net worth individuals and has acquired real estate assets with a cost of approximately $400 million across a variety of asset classes in the United States. Second City owns three other office complexes totaling approximately 1.1 million square feet in Arizona, Florida and Texas. In addition, in 2014, the principals of Second City acquired an interest in a 181,341 square foot office tower in Austin, Texas and 123 apartment units in San Antonio, Texas. These properties are not being contributed to us as part of our initial properties due to the relatively low cash flow associated with these non-stabilized, value-add properties. Second City also owns approximately 1,700 apartment units in Texas and New York and 330 acres of land held for future development in California and Texas, which are also not being contributed to us. We believe Second City’s acquisition and investment activities in many of our target markets will provide us with ready access to local operators and acquisition opportunities.

Upon completion of this offering, the principals of our Advisor, through the ownership of common units, will beneficially own an approximately 19.5% interest in our company on a fully diluted basis, which we believe aligns their interests with those of our stockholders.

Advisory Agreement

In connection with this offering, we and our operating partnership will enter into the Advisory Agreement with our Advisor pursuant to which our Advisor will provide management and advisory services to us. The Advisory Agreement requires our Advisor to manage our business affairs in conformity with policies and investment guidelines that are approved and monitored by our board of directors.

Our Advisor will provide us with the following management services (the “Advisory Services”):

•	Serve as our and our subsidiaries’ consultant with respect to the periodic review (no less often than annually) of the investment guidelines and other parameters for the acquisition of properties, financing activities and operations, any modifications to which must be approved by a majority of our independent directors and other policies for approval by our board of directors;

•	Advise our board of directors on strategic matters, including potential acquisitions, dispositions, financings and development;

•	Advise and assist with borrowing, issuances of securities and other capital raising requirements, including assistance in dealings with banks and other lenders, investment dealers and investors;

•	Identify, evaluate, recommend and assist in the structuring of acquisitions, dispositions, financings and other transactions;

•	Develop and implement business plans and annual budgets and monitor our financial performance;

•	Advise with respect to investor relations strategies and activities;

•	Advise with respect to regulatory compliance requirements, risk management policies and any litigation matters;

•	Provide guidance to the managers of the properties in our portfolio on operating expenses, lease negotiation terms and capital expenditures;

•	Make recommendations with respect to the payment of distributions, including dividends;

•	Supervise our compliance with the REIT provisions of the Code and our qualification as a REIT, including soliciting required information from stockholders and complying with the applicable provisions of our governing instruments;

•	Supervise the preparation of all financial statements, financial reports, management discussion and analysis and other financial information;

•	Report directly to the audit committee of our board of directors with respect to all financial matters;

•	Supervise our disclosure policy and review all news releases and other public announcements;

•	Assist us with our public financial reporting and disclosure-related responsibilities;

•	Assist us on all strategic and tactical matters as they relate to accounting, budget management, cost benefit analysis, risk management and forecasting needs;

•	Provide guidance on the development of a financial and operational strategy, and the ongoing development and monitoring of control systems designed to preserve our assets and reporting of accurate financial results;

•	Provide (i) executive and administrative personnel, office space and office services required in rendering services to us and our subsidiaries, and (ii) to us, at the request of our board of directors, the services of our Advisor’s senior management team to act as our chief executive officer, chief operating officer and chief financial officer;

•	Administer the day-to-day operations and performing, and supervising the performance of, such other administrative functions necessary to our and our subsidiaries’ management as may be agreed upon by our Advisor and our board of directors;

•	Furnish reports and statistical and economic research to us regarding our and our subsidiaries’ activities and services performed for us and our subsidiaries by our Advisor;

•	Assist us in qualifying to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

•	With respect to prospective purchases, sales or exchanges of properties, conduct negotiations on our and our subsidiaries’ behalf with sellers, purchasers and brokers and, if applicable, their respective agents and representatives;

•	Cause us to retain qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures and systems, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations;

•	Evaluate and recommend to our board of directors hedging strategies and engage in hedging activities on our behalf, consistent with our qualification as a REIT and our investment guidelines;

•	Assist us in taking all necessary action to enable us to make required tax filings and reports, including soliciting information from stockholders to the extent required by the Code applicable to REITs;

•	Handle and resolve all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) to which we or our subsidiaries may become subject arising out of our or our subsidiaries day-to-day operations (other than with our Advisor), subject to such limitations as may be imposed by our board of directors;

•	Use commercially reasonable efforts to cause expenses incurred by us or our subsidiaries (or on our or their behalf) to be commercially reasonable or commercially customary and within any budgeted parameters or guidelines established by our board of directors from time to time;

•	Use commercially reasonable efforts to cause us to comply with all applicable laws;

•	Maintain our website; and

•	Perform any additional services as may from time to time be agreed to in writing by our Advisor and us for which our Advisor will be compensated on terms to be agreed upon between our Advisor and us prior to the provision of such services.

During the term of the Advisory Agreement, our Advisor has agreed that it will not, individually or in partnership or jointly or in conjunction with any person, directly or indirectly, (a) create or manage another public entity focused on the ownership of Suitable Properties (defined below), (b) invest in, or finance the purchase of, assets which constitute Suitable Properties and meet our investment criteria, unless they have been first offered to us (on no less favorable terms) and we have declined to purchase such assets or (c) solicit tenants and employees away from us or our facilities, or otherwise interfere with the relationships that we have with such persons, each as further described in “Conflicts of Interest.”

“Suitable Properties” means (x) developed commercial real estate properties (i) where at least 85% of the gross leasable area is allocated for office use, (ii) that have leases in place for at least 85% of the gross leasable area of the building and (iii) with leases that have, in the aggregate, a weighted average (based on square footage) of at least three years remaining at the time of acquisition or (y) any undeveloped or unimproved real property that is contiguous to a property owned by us.

Advisory Fee and Acquisition Fee

Our Advisor will be paid the following fees for providing the Advisory Services:

(i)	Advisory Fee. A base management fee, calculated and payable in cash in arrears on a monthly basis, equal to 1/12 of the sum of (I) 0.5% multiplied by the value (at the initial public offering price) of common units and common stock that the Second City Group will receive in connection with the formation transactions in exchange for their contributed properties and (II) 1% multiplied by the sum of (i) the net proceeds of this offering less the write off of financing costs and distributions to City Office Predecessor members for certain transaction costs plus (ii) the difference, if any, between (A) our stockholders’ equity and non-controlling interest in the operating partnership as of the calculation date plus accumulated depreciation as of the calculation date less the accumulated depreciation as of the date immediately following completion of this offering and (B) our stockholders’ equity and noncontrolling interest in the operating partnership immediately following completion of this offering:

1/12 the sum of (0.5% x the Second City Group’s common units and common stock x initial public offering price) +

(1% x ((net proceeds of this offering – write off of financing costs – distributions to City Office Predecessor members for certain transaction costs) + (stockholders’ equity and noncontrolling interest in the operating partnership at the end of the applicable month

+ accumulated depreciation at the end of the applicable month – accumulated depreciation as of the date immediately following completion of this offering – stockholders’ equity and noncontrolling interest in the operating partnership at the completion of this offering)))

Following completion of this offering, payment of the full amount of the advisory fee will be subject to a quarterly Core FFO (1) test. If our quarterly Core FFO per share, as defined in our Advisory Agreement, for a full calendar quarter is not greater than 1.5% (6% annualized) of the public offering price of our common stock in this offering, up to 50%, of that quarter’s advisory fee in the amount of the shortfall of our quarterly Core FFO per share times the Fully Diluted Share Count will be deferred until such time as our quarterly Core FFO per share exceeds the 1.5% threshold, at which time all deferred amounts will be paid. The Core FFO test shall apply to each full calendar quarter following completion of this offering and shall terminate upon the earlier of (i) the second anniversary of the completion of this offering or (ii) our Core FFO, as defined in our Advisory Agreement, having equaled or exceeded 1.5% for a full calendar quarter. In the event that the quarterly Core FFO threshold is not met during the two year period following completion of this offering, none of the deferred advisory fee will be paid. We initially expect to make cash distributions between approximately 100% and 105% of our Core FFO.

(ii)	Acquisition Fee. An acquisition fee equal to 1% of the gross purchase price of each property (other than our initial properties) is due at the closing of each acquisition. Up to one-third of the acquisition fee may be paid in the form of our common stock at the discretion of our board of directors.

(1)	As defined under the standards of the National Association of Real Estate Investment Trusts (“NAREIT”), funds from operations, or FFO, represents net income or loss (calculated in accordance with GAAP), excluding gains and losses from sales of depreciable real estate and impairment write-downs associated with depreciable real estate, plus real estate-related depreciation and amortization, and after adjustment for unconsolidated partnerships and joint ventures. Our definition of core funds from operations, or Core FFO, used in determining the Advisory Fee differs from the NAREIT definition and is calculated as the consolidated net income (loss) of our company and its subsidiaries for any period (calculated in accordance with GAAP) without reduction for minority interests, excluding (a) the write-off of unamortized deferred financing fees, (b) prepayment fees, premiums and penalties to extinguish any debt, (c) gains or losses from sales of property (other than from sales of properties acquired with the initial intent to hold for sale), (d) non-cash asset impairment charges and (e) extraordinary items in accordance with and as defined by GAAP, plus depreciation and amortization of real property assets, the value of any stock based compensation distributed by our company and its subsidiaries and any costs incurred by our company and its subsidiaries in connection with the acquisition of property and after adjustments for unconsolidated partnerships and joint ventures (it being understood that the accounts of the subsidiaries shall be consolidated only to the extent of our company’s proportionate interest therein). Our definition of Core FFO differs from the methodology used for calculating Core FFO by certain other REITs and, accordingly, our Core FFO may not be comparable to Core FFO reported by other REITs.

Our Advisor will use a portion of the proceeds from its advisory fee to pay our Administrator for services provided pursuant to the Administration Agreement.

Expense Reimbursement

We will also reimburse our Advisor for certain reasonable out-of-pocket expenses in connection with the Advisory Services (including, for the avoidance of doubt, any transaction costs incurred in connection with property acquisitions or out-of-pocket expenses associated with acquisition investigations, such as environmental site assessments, building inspection reports, independent appraisals and travel costs). We will not reimburse our Advisor for any compensation paid to or benefits received by our Advisor’s personnel, including those serving as our executive officers.

Term and Termination

The Advisory Agreement has an initial four-year term and will automatically be renewed for additional one-year terms unless terminated by either us or our Advisor.

We shall have the right to terminate the Advisory Agreement without the payment of any fees (other than those accrued to date of termination) as a result of:

(a)	an “event of default” of our Advisor, including bankruptcy, insolvency, fraud, willful misconduct, gross negligence, misappropriation of funds or material uncured breach (subject to 30 days prior written notice and provided that such breach is not cured within the notice period, or, if not curable within such 30-day period, such longer period as may be necessary provided that our Advisor is diligently pursuing such cure);

(b)	a Change of Control (as defined below) of our Advisor (other than internal transfers); and

(c)	the election of the board of directors to internalize, such election being able to be made on the earlier of (i) four years from the date of the completion of this offering and (ii) such time as we have achieved an “Internalization Event” (as defined below).

We shall also have the right to terminate the Advisory Agreement, but we must pay the Advisor a fee equal to three times the amount of the advisory fees and acquisition fees for the 12 months preceding the termination up to a maximum of 4% of our equity market capitalization, as a result of a Change of Control of our company, provided that our Advisor is notified of such election to terminate within 90 days of such Change of Control.

Our Advisor shall have the right to terminate the Advisory Agreement and receive a termination fee equal to three times the amount of the advisory fees and acquisition fees for the 12 months preceding the termination up to a maximum of 4% of our equity market capitalization as a result of:

(a)	an event of default of our company (subject to 60 days prior written notice and provided that such breach is not cured within the notice period or within the subsequent 30-day period); and

(b)	a Change of Control of our company, provided that our Advisor notifies us of such election to terminate within 90 days of such Change of Control.

“Change of Control” means the direct or indirect acquisition by any person, or group of persons, acting jointly or in concert, of voting control or direction over more than 50% of the votes attaching, collectively, to outstanding voting shares of us or our Advisor, as applicable.

“Internalization Event” shall mean our company has achieved a fully diluted equity market capitalization of $500 million based on the volume-weighted average price of our common stock on the NYSE over 20 consecutive trading days.

Grants of Equity Compensation to Employees of Our Advisor

Pursuant to the Advisory Agreement, we will grant the president and certain employees of our Advisor a number of restricted stock units under our Equity Incentive Plan equal in number to 3% of the number of shares of our common stock and common units outstanding upon completion of this offering (exclusive of any shares of our common stock issued pursuant to exercise of the underwriters’ over-allotment option), vesting ratably over three years, subject to continued employment with our Advisor, beginning on the first anniversary of this offering, and with full vesting acceleration upon an involuntary termination without cause. Future awards will be at the discretion of our compensation committee. For purposes of the foregoing, the number of total shares will be calculated as if all common units, other than common units held by us, are exchanged for shares of our common stock.

Real Estate Operation

Real estate operation services required for each of our initial properties are provided by experienced third-party office real estate operation companies doing business in the location of the property being managed. Fees to be paid to the local real estate operators will be at customary market rates in the location of the property being managed and, in most cases, included in the operating costs of the office properties to be reimbursed by the tenants.

The real estate operation services of the local real estate operators will generally include: communicating with tenants; collecting all rents and other amounts payable by tenants; subject to our prior consent, instituting litigation or other proceedings on behalf and in the name of our company; ensuring compliance with all leases and all contractual, statutory or municipal obligations with respect to the property; paying all operating costs and carrying charges and other expenses relating to the operation of the property; reviewing and managing property taxes and assessments, maintaining proper books and records and communicating with governmental authorities as required; obtaining certificates of insurance from each tenant’s insurer and ensuring the maintenance of such insurance; and providing all other services which it is appropriate for a real estate operator to provide.

In some instances, as part of the Second City Group’s acquisition strategy, the Second City Group obtained real estate operation services for our initial properties from independent third parties that retained or acquired a minority interest in the buildings. We intend to continue this strategy and believe that having quality local operators with a meaningful investment in the properties provides a strong alignment of interests and serves to create sources of future acquisition opportunities. In addition, we intend to employ a compensation strategy for property managers and operating partners that provides additional profit participation upon achieving certain objectives.

The management agreements for each of our initial properties include management fees of 2% to 3.5% of gross rental revenue, with the exception of the Corporate Parkway property, which is self-managed by its sole tenant. Each of the management agreements sets out duties customarily handled by office real estate operators and includes termination rights for us with cause or, without cause, upon sale of the relevant property to a third party.

Our Administrator

Our Advisor will enter into the Administration Agreement with our Administrator, an affiliate of the Second City Group, upon the completion of this offering. Pursuant to the Administration Agreement, our Advisor will have access to the Second City Group’s employees, infrastructure, business relationships, management expertise, information technologies, capital raising capabilities, legal and compliance functions and accounting, treasury and investor relations capabilities to enable our Advisor to fulfill its responsibilities under the Advisory Agreement. The Administration Agreement will terminate upon termination of the Advisory Agreement.

CONFLICTS OF INTEREST

We are subject to conflicts of interest relating to our Advisor because, among other things:

•	The Advisory Agreement was not negotiated at arm’s length and may not be on terms as favorable as we could have negotiated with a third party. Pursuant to the Advisory Agreement, our Advisor will be obligated to supply us with substantially all of our senior management team.

•	Each of our executive officers and non-independent director nominees is also an owner of our Advisor. These individuals have interests in our relationships with our Advisor that are different than the interests of our stockholders. In particular, these individuals will have a direct interest in the financial success of our Advisor, which may encourage these individuals to support strategies that impact us based upon these considerations. As a result of these relationships, these persons have a conflict of interest with respect to our agreements and arrangements with our Advisor, which were not negotiated at arm’s length, and the terms of such agreements and arrangements may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In order to minimize any potential conflict of interest, however, (a) the Advisory Agreement will include non-competition and non-solicitation provisions with respect to our Advisor and its affiliates, on the one hand, and our company, on the other hand, (b) we will have preferential acquisition rights with respect to Suitable Properties that our Advisor has identified and (c) we will not purchase any properties from the Second City Group or any of its affiliates without first obtaining the approval of the majority of our stockholders (other than the principals or our Advisor or its affiliates), each as described further below.

•	Our Advisor may retain, for and on our behalf and at our sole cost and expense, such services of accountants, legal counsel, appraisers, insurers, brokers, transfer agents, registrars, developers, investment banks, valuation firms, financial advisors, due diligence firms, underwriting review firms, banks and other lenders and others as our Advisor deems necessary or advisable in connection with our management and operations. Our Advisor shall have the right to cause any such services to be rendered by its employees or affiliates. Except as otherwise provided in the Advisory Agreement, we shall pay or reimburse our Advisor performing such services for the reasonable cost thereof, provided that such costs and reimbursements are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s length basis.

•	Our Advisor may subcontract and assign its responsibilities under the Advisory Agreement to any of its affiliates in accordance with the terms of the Advisory Agreement applicable to any such subcontract or assignment.

•	Our Advisor’s liability is limited under the Advisory Agreement and we have agreed to indemnify our Advisor with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of such indemnified parties not constituting (i) reckless disregard of our Advisor’s duties under the Advisory Agreement, (ii) willful misconduct, (iii) bad faith or (iv) gross negligence. As a result, we could experience poor performance or losses for which our Advisor would not be liable.

•	Some of the principals of our Advisor currently manage the Second City Group, which may raise other similar private equity platforms. The Second City Group’s acquisition strategy differs from our own in that it typically focuses on “value-add” real estate investments as well as non-office investments. The role of the owners of our Advisor as managers of the Second City Group could place our Advisor in a position of conflict with respect to a potential investment. See “—Preferential Acquisition Rights” below.

Non-Competition and Non-Solicitation Provisions

Under the Advisory Agreement, without the prior approval of our independent directors, the Second City Group, our Advisor, their respective affiliates and James Farrar, Anthony Maretic, Gregory Tylee and Samuel Belzberg, in their individual capacities, agree that they will not during the term of the Advisory Agreement (i) create or manage another entity (A) that is publicly traded on an exchange or (B) that is not publicly traded on an exchange, but which entity’s securities are registered, and in the case of each of (A) and (B), which entity’s principal investment strategy focuses on the ownership of Suitable

Properties or where 50% or more of such entity’s assets are comprised of Suitable Properties, (ii) invest in, purchase or finance the purchase of any assets directly or through any entity in which they have a management role that constitute Suitable Properties and meet our investment criteria unless they have first been offered to us (on no less favorable terms) and we have declined to purchase such assets (see “—Preferential Acquisition Rights” below) or (iii) solicit tenants (see “—Restrictions on Leasing” below) and employees away from us or our facilities, or otherwise interfere with relationships that we have with our tenants.

Additionally, we will not purchase any properties from the Second City Group or any of its affiliates without first obtaining the approval of the majority of our stockholders (other than the principals or our Advisor or its affiliates).

The provisions will remain in effect during the term of the Advisory Agreement, provided, however, that in the case of a termination of the Advisory Agreement by reason of an event of default by our Advisor, the provisions will remain in effect for an additional 12 months following the termination of the Advisory Agreement.

Preferential Acquisition Rights

During the term of the Advisory Agreement, we will have a right of first opportunity to purchase any property or property interest that is a Suitable Property (whether within or outside our target market) identified and being considered for potential acquisition by the Second City Group, any fund managed by the Second City Group, our Advisor or any of their affiliates under common control (collectively, the “Fund Affiliates”) (each, an “Offered Investment”); provided, however, that for the avoidance of doubt, the following shall not be deemed to be Offered Investments: (A) properties that are geographically adjacent to properties currently owned by the Second City Group or one of its affiliates, and (B) investments in which pre-existing contractual obligations to joint venture partners prohibit offering us a right of first opportunity to purchase. Upon being notified in writing that a Fund Affiliate is considering the acquisition of a Suitable Property, which must be accompanied by the material transaction terms (including the contemplated purchase price), we shall have a period of 30 days to elect to acquire the Offered Investment on those terms (or such lesser period as may be available under the circumstances from the vendors of the Offered Investment). At the time that our Advisor presents the Offered Investment to us, our Advisor will also provide its recommendation regarding whether the Offered Investment would be a suitable investment for us in light of our investment guidelines, our operating policies and other relevant investment considerations, and with an outline of all of the material terms and conditions of the Offered Investment then known to our Advisor, including relevant summary financial and property information.

Our independent directors may elect for us to acquire an Offered Investment, in which event our Advisor shall promptly and diligently undertake to cause us to complete such acquisition. If our independent directors do not elect to direct our Advisor to acquire the Offered Investment during the relevant period or expressly decline to acquire the Offered Investment, then (i) subject to paragraph (ii) below, we shall have conclusively waived any further rights with respect of the Offered Investment and (ii) the relevant Fund Affiliate shall have the right to acquire the Offered Investment for a purchase price not less than 95% of the purchase price offered to us and on otherwise the same terms and conditions. In the event that the purchase price is less than 95% of the purchase price offered to us or the acquisition terms become in the reasonable judgment of our independent directors materially different than those presented to us, then we shall have a period of five business days from receipt of notice from the relevant Fund Affiliate (or such lesser period as may be available, under the circumstances, from the vendors of the Offered Investment) to determine if we want to acquire the Offered Investment on such terms and conditions and at such purchase price.

Other Activities of Our Advisor

Our Advisor will conduct itself professionally, ethically and otherwise as a prudent manager would with respect to the entire property acquisition process. Our Advisor has advised us that it does not currently intend to provide management or advisory services to other entities but may decide to do so in the future.

Restrictions on Leasing

Our Advisor and its affiliates have agreed to not actively approach or solicit, directly or indirectly, any tenant that currently occupies space at any property in which we have an ownership interest (a “City Office Property”) for the purpose of engaging in discussions relating to the negotiation of any lease of a property managed or owned by our Advisor or any of its affiliates (a “Managed Property”). Notwithstanding the foregoing, in the event that a tenant of a City Office Property hires a third-party leasing broker to solicit proposals for a new lease and our Advisor or its relevant affiliate is contacted by such broker in relation to a Managed Property, our Advisor shall promptly notify our independent directors of such proposal, following which it shall be entitled to respond to such proposal or sign a lease with such tenant for a Managed Property.

In the event that any current or prospective tenant (a “Tenant”) of a City Office Property approaches our Advisor for the purposes of engaging in discussions relating to the negotiation of any lease at a Managed Property that is within a radius of three miles of any City Office Property, our Advisor shall be obligated to (i) notify our independent directors and keep them apprised of the status of negotiations with the Tenant and (ii) use its commercially reasonable efforts to provide us with the opportunity to make a proposal to the Tenant to lease space in a City Office Property. Our Advisor will not be required to take any such action if it is prohibited from doing so by confidentiality obligations explicitly required by the Tenant or its representatives, provided that our Advisor will use its commercially reasonable efforts to cause the Tenant to waive any such confidentiality restrictions as it relates specifically to notifying our independent directors and allowing us to make a proposal to the Tenant.

In the event that the Tenant signs a lease in respect of a Managed Property, our Advisor shall provide to us on a confidential basis, if requested by our independent directors, the compensation committee or the nominating and corporate governance committee, an executed copy of such lease (where our Advisor, acting reasonably, is not prohibited from doing so by confidentiality obligations explicitly required by the Tenant or its representatives).

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Formation Transactions

All of the initial property interests that we will acquire in the formation transactions currently are owned by the Property Ownership Entities. Prior to or concurrently with the completion of this offering, we will engage in the formation transactions described in “Structure and Formation of Our Company,” which are designed to consolidate the ownership of our initial properties into our operating partnership; facilitate this offering; enable us to raise necessary capital to repay existing and future indebtedness related to certain properties in our portfolio; enable us to qualify as a REIT commencing with our taxable year ending December 31, 2014; and preserve the tax position of certain continuing investors.

The following formation transactions have occurred or will occur prior to, or concurrently with, the completion of this offering. All monetary amounts are based on the midpoint of the initial offering price range set forth on the cover page of this prospectus:

•	City Office REIT, Inc. was formed as a Maryland corporation on November 26, 2013. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT commencing with our taxable year ending December 31, 2014.

•	Our operating partnership was formed as a Maryland limited partnership on December 12, 2013.

•	We intend to enter into an advisory agreement with our Advisor pursuant to which our Advisor will provide management and advisory services to us. See “Our Advisor and the Advisory Agreement—Advisory Agreement.”

•	We will sell 6,666,667 shares of our common stock in this offering (1,000,000 additional shares if the underwriters exercise their over-allotment option in full) and we will contribute the net proceeds to our operating partnership in exchange for 6,666,667 common units. If the underwriters elect to exercise all or any part of their over-allotment option, we will use all of the additional net proceeds from such exercise to redeem from the Second City Group, for cash, a portion of the common stock and common units issued to them in the formation transactions at a redemption price per common unit or share of common stock equal to the public offering price per share in this offering.

•	Pursuant to separate contribution agreements, the Second City Group will contribute to us and our operating partnership their entire interests in the Property Ownership Entities in exchange for (i) 5,590,068 common units and shares of our common stock with an aggregate value of approximately $83,851,020, representing 44.2% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and (ii) $19,380,050 of cash, subject to certain adjustments. We will contribute any interests in the Property Ownership Entities that we acquire to our operating partnership in exchange for common units. Second City will use $7,705,050 of the cash received to buy out minority interests in the initial properties prior to contributing their initial interest in the Property Ownership Entities to our operating partnership as further detailed below.

•	As a result of the formation transactions, we will acquire a 100% interest in each of the Washington Group Plaza, Cherry Creek and Corporate Parkway properties and we will acquire an approximately 76% interest in the AmberGlen property, 90% interest in the Central Fairwinds property and 95% interest in the City Center property. The parties retaining the remaining interests in the AmberGlen, Central Fairwinds and City Center properties at the conclusion of the formation transactions will not receive any common units, common stock or cash from us. The value of the consideration to be paid to each of the entities in the Second City Group in the formation transactions will be determined according to the terms of the respective contribution agreements. The contributions will be effected concurrently with the completion of this offering. Set forth in greater detail below is the consideration that the Second City Group will receive in connection with the formation transactions:

•	Second City will receive as consideration for its contribution approximately $7,705,050 in cash in accordance with the terms of its contribution agreement with us and our operating partnership. Second City will use the cash to acquire various noncontrolling interests and eliminate economic incentives in the initial properties as follows: $4,311,717 for the City Center property, $445,000 for the Central Fairwinds property, $250,000 for the Corporate Parkway property and $2,698,333 for the Washington Group Plaza property.

•	Second City GP will receive as consideration for its contribution an aggregate of 5,473 common units with an aggregate value of approximately $82,095, which represents 0.045% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, in accordance with the terms of its contribution agreement with us and our operating partnership.

•	Gibralt and GCC Amberglen will receive as consideration for their contribution an aggregate of 123,518 common units with an aggregate value of approximately $1,852,760, which represents 1.0% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, and approximately $11,675,000 in cash in accordance with the terms of their contribution agreement with us and our operating partnership. Of the total, Gibralt will receive 123 common units with an aggregate value of approximately $1,845, which represents 0.001% of the total number of shares of our common stock outstanding on a fully diluted basis upon the completion of this offering, and GCC Amberglen will receive the balance.

•	CIO OP will receive as consideration for its contribution an aggregate of 3,477,453 common units with an aggregate value of approximately $52,161,795, which represents 27.5% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, in accordance with the terms of its contribution agreement with us and our operating partnership.

•	CIO REIT will receive as consideration for its contribution an aggregate of 1,866,958 shares of our common stock with an aggregate value of approximately $28,004,370, which represents 14.8% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, in accordance with the terms of its contribution agreement with us and our operating partnership.

•	Daniel Rapaport will receive as consideration for his contribution an aggregate of 116,667 common units with an aggregate value of approximately $1,750,000, which represents 0.9% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, in accordance with the terms of his contribution agreement with us and our operating partnership.

•	At December 31, 2013, $8,411,836 has been reserved by Second City to fund existing commitments for capital expenditures, tenant improvements and free rent. This amount will be reduced to the extent that these costs are paid prior to the date of the formation transactions.

For each of our initial properties, the table below shows the equity interests that we and our operating partnership will acquire from the Second City Group in the Property Ownership Entities in exchange for the consideration described herein, any interest to be disposed by the Second City Group and any economic participation interests that will be eliminated by the Property Ownership Entities with respect to each property.

Property	Equity Interest Acquired by the Company/Operating Partnership	Economic Interest Disposed by Second City Group	Economic Participation Interests Eliminated by Property Ownership Entity
Amberglen (1)	• 0.001% from Gibralt US, Inc. • 88.58% from GCC Amberglen Investments LP • 3.81% from Daniel Rapaport	• GCC Amberglen Investments LP will dispose 9% of its economic interest to a noncontrolling third party	• All minority interests owners’ economic participation incentives

Central Fairwinds	• 31.44% from CIO REIT Stock Limited Partnership • 58.56% from CIO OP Limited Partnership • 0.001% from Second City Capital Partners II, General Partnership	N/A	• All minority interests owners’ economic participation incentives

Property	Equity Interest Acquired by the Company/Operating Partnership	Economic Interest Disposed by Second City Group	Economic Participation Interests Eliminated by Property Ownership Entity

Cherry Creek	• 34.93% from CIO REIT Stock Limited Partnership • 65.07% from CIO OP Limited Partnership • 0.001% from Second City Capital Partners II, General Partnership	N/A	N/A

City Center

•   31.44% from CIO REIT Stock Limited Partnership

•   58.56% from CIO OP Limited Partnership

•   5.00% from Second City Capital Partners II, Limited Partnership

•   0.001% from Second City Capital Partners II, General Partnership

		N/A	• All minority interests owners’ economic participation incentives

Corporate Parkway	• 34.93% from CIO REIT Stock Limited Partnership • 65.07% from CIO OP Limited Partnership • 0.001% from Second City Capital Partners II, General Partnership	N/A	• All minority interests owners’ economic participation incentives

Washington Group Plaza

•   31.40% from CIO REIT Stock Limited Partnership

•   58.49% from CIO OP Limited Partnership

•   10.11% from Second City Capital Partners II, Limited Partnership after being acquired from minority interest holder

•   0.001% from Second City Capital Partners II, General Partnership

		N/A	N/A

(1)	In connection with the formation transactions, our operating partnership will acquire a 88.58% limited partnership interest from GCC Amberglen, a 3.81% limited partnership interest from Daniel Rapaport and a 0.001% limited partnership interest from Gibralt in the AmberGlen property. GCC Amberglen will transfer a 9% economic participation interest in the AmberGlen property to a noncontrolling interest owner of the AmberGlen property (who previously had a majority position in a prior 15% economic participation interest in the AmberGlen property) to eliminate any additional incremental economic participation rights held by the noncontrolling interest owner. After giving effect to these transactions, our operating partnership will own a 92.39% limited partnership interest, which equals a 76% economic interest, in the property.

Benefits of the Formation Transactions to Related Parties

In connection with this offering and the formation transactions, certain of our directors, executive officers and their affiliates will receive material financial and other benefits as shown below. For a more detailed discussion of these benefits, see “Structure and Formation of Our Company” and “Management.”

As a result of the Second City Group’s contribution of its interest in the Property Ownership Entities to us and our operating partnership in the formation transactions:

•	James Farrar, our chief executive officer and one of our directors, and his immediate family member will beneficially own, through their ownership interests in CIO REIT and a one-time grant of restricted stock under the Equity Incentive Plan (see “Our Advisor and the Advisory Agreement—Grants of Equity Compensation to Employees of Our Advisor”), 149,795 shares of our common stock with a total value of approximately $2,246,925, which will represent 1.2% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions;

•	Gregory Tylee, our chief operating officer and president, and his immediate family member will beneficially own, through their ownership interests in CIO REIT and a one-time grant of restricted stock under the Equity Incentive Plan (see “Our Advisor and the Advisory Agreement—Grants of Equity Compensation to Employees of Our Advisor”), 135,877 shares of our common stock with a total value of approximately $2,038,155, which will represent 1.1% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions;

•	Anthony Maretic, our chief financial officer, secretary and treasurer, will beneficially own through a one-time grant of restricted stock under the Equity Incentive Plan (see “Our Advisor and the Advisory Agreement—Grants of Equity Compensation to Employees of Our Advisor”), 18,954 shares of our common stock with a value of approximately $284,310, which will represent 0.2% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions;

•	Samuel Belzberg, president of our Advisor and one of our director nominees, and his immediate family members and associated holding companies will beneficially own, through their ownership interests in GCC Amberglen, Gibralt, Second City GP and CIO OP and a one-time grant of restricted stock under the Equity Incentive Plan (see “Our Advisor and the Advisory Agreement—Grants of Equity Compensation to Employees of Our Advisor”), 2,162,282 common units and shares of our common stock with a total value of approximately $32,434,230, which will represent 17.1% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions. Mr. Belzberg will also receive $10 million of cash through his ownership of Gibralt and GCC Amberglen when Gibralt and GCC Amberglen contribute their interests in the Amberglen property to our operating partnership. See “Structure and Formation of Our Company—Formation Transactions;” and

•	Stephen Shraiberg, one of our director nominees, will beneficially own 92,784 common units with a total value of approximately $1,391,760, which will represent 0.7% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering and the formation transactions.

If the underwriters elect to exercise all or any part of their over-allotment option, we will use all of the additional net proceeds from such exercise to redeem from the Second City Group, for cash, a portion of the common stock and common units issued to them in the formation transactions at a redemption price per common unit or share of common stock equal to the public offering price per share in this offering. In such event, the number of shares of common stock and common units held by the persons named above will decrease and the amount of cash paid to such persons will increase.

Also, for so long as the Second City Group and its affiliates collectively own at least 10% or more of our outstanding common stock on a fully-diluted basis (assuming all outstanding common units not owned by us or our subsidiaries are tendered for redemption and exchanged for shares of our common stock, regardless of whether such common units are then eligible for redemption), the Second City Group will have the right from time to time to designate individuals for nomination for election by our stockholders to our board of directors as follows:

•	For so long as the Second City Group and its affiliates own 30% or more of our fully diluted outstanding common stock, (i) if the number of directors comprising our entire board of directors is six or more, the Second City Group will have the right to designate two nominees and (ii) if the number of directors comprising our entire board of directors is five or fewer, the Second City Group will have the right to designate one nominee.

•	For so long as the Second City Group and its affiliates own less than 30% but at least 10% of our fully diluted outstanding common stock, regardless of the number of directors comprising our entire board of directors, the Second City Group will have the right to designate one nominee.

•	If the Second City Group and its affiliates own less than 10% of our fully diluted outstanding common stock, the Second City Group will have no right to designate for nomination any individual to serve on our board of directors. If, subsequent to the time that Second City Group and its affiliates’ ownership of our fully diluted outstanding common stock falls below 10%, the Second City Group and entities controlled by the Second City Group again own 10% or more of the outstanding shares of our common stock as determined in the same manner as described above, then the Second City Group shall once again be entitled to exercise any designation or other applicable rights of the Second City Group set forth in the partnership agreement.

•	During any period in which the Second City Group and its affiliates own at least 5% of our fully diluted outstanding shares of our common stock as determined in the same manner as described above, the Second City Group will be entitled to identify an individual to attend and observe meetings of our board of directors.

•	Notwithstanding the foregoing, if the Second City Group and its affiliates own none of our common stock for a period of one year or more, the Second City Group’s designation or other applicable rights under the partnership agreement shall terminate.

Contribution Agreements

The contribution agreements with the Second City Group provide that we will assume or succeed to all of the contributors’ rights, obligations and responsibilities with respect to the properties and the property entities contributed. They contain representations and warranties by the contributors to us and our operating partnership with respect to the condition and operations of the properties and interests to be contributed to us and certain other matters. We are not entitled to indemnification under the contribution agreements unless our damages exceed 1% of the consideration paid to the contributors. In such cases, we will be indemnified for the portion of our damages that exceeds 1% of the consideration paid to the contributors. In addition, the indemnification in the contribution agreements is capped at 10% of the value of the consideration paid to the contributors. Additionally, we agree to indemnify (a) Second City and Second City GP with respect to losses resulting from third-party claims arising under an existing guaranty of recourse obligations at the Washington Group Plaza by Second City in favor of Natixis Real Estate Capital LLC from and after the closing of this offering until we have replaced Second City as guarantor thereunder, (b) the limited partner of the AmberGlen property owner with respect to losses resulting from third-party claims arising under an existing guaranty of recourse obligations by such limited partner in favor of RAIT Partnership, L.P. until we have replaced the limited partner as guarantor thereunder and (c) the limited partners of the Central Fairwinds property owner with respect to certain losses resulting from defaults at other properties owned by us that are cross-defaulted to the Central Fairwinds property.

Advisory Agreement

In connection with this offering, we will enter into the Advisory Agreement with our Advisor pursuant to which our Advisor will provide management and advisory services. The Advisory Agreement requires our Advisor to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors.

The Advisory Agreement requires us to pay our Advisor an advisory fee and acquisition fee and to reimburse it for various reasonable and documented out-of-pocket expenses. The advisory fee is a base management fee, calculated and payable in cash in arrears on a monthly basis, equal to 1/12 of the sum of (I) 0.5% multiplied by the value (at the initial public offering price) of common units and common stock that the Second City Group will receive in connection with the formation transactions in exchange for their contributed properties and (II) 1% multiplied by the sum of (i) the net proceeds of this offering less the write off of financing costs and distributions to City Office Predecessor members for certain transaction costs plus (ii) the difference, if any, between (A) our stockholders’ equity and non-controlling interest in the operating partnership as of the calculation date plus accumulated depreciation as of the calculation date less the accumulated depreciation as of the date immediately following completion of this offering and (B) our stockholders’ equity and noncontrolling interest in the operating partnership immediately following completion of this offering and the formation transactions:

1/12 the sum of (0.5% x the Second City Group’s common units and common stock x initial public offering price) +

(1% x ((net proceeds of this offering – write off of financing costs – distributions to City Office Predecessor members for certain transaction costs) + (stockholders’ equity and noncontrolling interest in the operating partnership at the end of the applicable month + accumulated depreciation at the end of the applicable month – accumulated depreciation as of the date immediately following completion of this offering – stockholders’ equity and noncontrolling interest in the operating partnership at the completion of this offering)))

Following completion of this offering, payment of the full amount of the advisory fee will be subject to a quarterly Core FFO test. If our quarterly Core FFO per share, as defined in our Advisory Agreement, for a full calendar quarter is not greater than 1.5% (6% annualized) of the public offering price of our common stock in this offering, up to 50%, of that quarter’s advisory fee in the amount of the shortfall of our quarterly Core FFO per share times the Fully Diluted Share Count will be deferred until such time as our quarterly Core FFO per share exceeds the 1.5% threshold, at which time all deferred amounts will be paid. The Core FFO test shall apply to each full calendar quarter following completion of this offering and shall terminate upon the earlier of (i) the second anniversary of the completion of this offering or (ii) our Core FFO, as defined in our Advisory Agreement, having equaled or exceeded 1.5% for a full calendar quarter. In the event that the quarterly Core FFO threshold is not met during the two year period following completion of this offering, none of the deferred advisory fee will be paid. We initially expect to make cash distributions between approximately 100% and 105% of our Core FFO.

An acquisition fee equal to 1% of the gross purchase price of each property (other than our initial properties, and, with respect to acquisition by a joint venture, 1% of the gross purchase price of such property multiplied by our or our subsidiary’s beneficial ownership interest in such joint venture) is due at the closing of each acquisition.

The Advisory Agreement has an initial four-year term and will automatically be renewed for additional one-year terms unless terminated by either us or our Advisor upon prior notice. Our board of directors will have the option to internalize our management with no termination payment to our Advisor once our fully diluted equity market capitalization exceeds $500 million. While there is no termination payment associated with an internalization event, our Advisor is entitled to receive a termination payment from us under certain limited circumstances. Upon completion of this offering, we will be prohibited from acquiring properties directly from the Second City Group, which is composed of affiliates of our Advisor, without first obtaining the approval of the majority of our stockholders. See “Our Advisor and the Advisory Agreement—Advisory Agreement” and “Conflicts of Interest—Non-Competition and Non-Solicitation Provisions.”

Our officers are also principals of our Advisor. As a result, the Advisory Agreement between us and our Advisor was negotiated between related parties and its terms, including fees and other amounts payable, including grants of restricted stock units to the president and employees of our Advisor, may not be as favorable to us as if they had been negotiated with unaffiliated third parties. See “Conflicts of Interest” and “Risk Factors—Risks Associated With Our Advisor and the Advisory Agreement—Our Advisor and certain of its affiliates may have interests that diverge from the interests of our common stockholders.”

The Administration Agreement

Our Advisor has entered into the Administration Agreement with our Administrator, an affiliate of Second City, pursuant to which our Advisor has access to Second City’s employees, infrastructure, business relationships, management expertise, information technologies, capital raising capabilities, legal and compliance functions and accounting, treasury and investor relations capabilities to enable our Advisor to fulfill its responsibilities under the Advisory Agreement. The Administration Agreement will terminate upon termination of the Advisory Agreement.

Partnership Agreement

In connection with the completion of this offering, we will enter into an amended and restated partnership agreement with the various persons receiving common units in the formation transactions. As a result, these persons will become limited partners of our operating partnership. See “Description of the Partnership Agreement of City Office REIT Operating Partnership, L.P.” Upon completion of this offering, our directors and executive officers will beneficially own 20.3% of the outstanding common units (17.0% on a fully diluted basis, if the underwriters’ over-allotment option is exercised in full).

Pursuant to the partnership agreement, limited partners of our operating partnership and assignees of limited partners will have the right, beginning 12 months after the later of the completion of this offering or the date on which a person first became a holder of common units, to require our operating partnership to redeem part or all of their common units for cash equal to the then-current market value of an equal number of shares of our common stock (determined in accordance with and subject to adjustment under the partnership agreement), or, at our election, to exchange their common units for shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.”

Registration Rights Agreement

Under the registration rights agreement, subject to certain limitations, commencing not later than 365 days after the completion of this offering and subject to the availability of a registration statement on Form S-3, or a successor short form registration, we must file a registration statement covering the resale of the shares of our common stock issued or issuable, at our option, in exchange for common units issued in the formation transactions to the Second City Group and certain of our executive officers (collectively, the “applicable holders”). Commencing not later than 365 days after the completion of this offering, the applicable holders are also entitled to require us on one occasion to register their common stock for public sale subject to certain exceptions, limitations and conditions precedent. As promptly as reasonably practicable after we receive a demand notice from the applicable holders, we are required to file with the SEC a registration statement and must use our commercially reasonable efforts to cause any such registration statement to become and remain effective as promptly as reasonably practicable after the filing thereof.

In addition, if we propose to file, at any time following 365 days after the completion of this offering, a registration statement with respect to a public offering of our common stock for our own account or for the account of others, subject to certain exceptions, we must give notice of the proposed filing to the applicable holders of registrable shares as soon as practicable and offer the applicable holders the opportunity to include in the registration statement such amount of registrable shares as they may request, subject to customary underwriter cutback provisions. We will agree to pay all of the expenses relating to the securities registrations described above. See “Shares Eligible for Future Sale—Registration Rights.”

Indemnification and Limitation of Directors’ and Officers’ Liability

Effective upon completion of this offering, our charter and amended and restated bylaws will provide for certain indemnification rights for our directors and officers and we will enter into an indemnification agreement with each of our directors and executive officers, providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors or otherwise, to the maximum extent permitted by Maryland law. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Liability and Indemnification of Directors and Officers.”

Tax Protection Agreements

Our operating partnership will enter into tax protection agreements with certain of the contributors, on behalf of themselves and their direct and indirect owners (the “Protected Parties”). Pursuant to the tax protection agreements, our operating partnership will agree not to sell, exchange or otherwise dispose of any properties during the four years immediately following the completion of the formation transactions (the “tax protection period”) in a transaction that would cause the Protected Parties to realize built-in gain. All of our properties will have such built-in gain. Pursuant to the tax protection agreements, we anticipate that the total amount of protected built-in gain to the Protected Parties will be approximately $57 million. If we sell one or more properties during the tax protection period, our operating partnership, subject to certain exceptions, will be required to pay to each Protected Party an amount equal to the U.S. federal, state and local taxes that may be imposed on the built-in gain allocated to it or its owners, with the amount of such taxes being computed based on the highest applicable U.S. federal, state and local marginal tax rates, as well as the tax liabilities incurred as a result of such tax protection payment. Consequently, our ability to sell or dispose of our properties will be substantially restricted by this obligation to make payments to the Protected Parties during the tax protection period if we sell a property.

The tax protection agreements will also require our operating partnership to maintain a minimum level of indebtedness of $2 million throughout the tax protection period in order to allow an amount of debt to be allocable to the Protected Parties and their owners that is sufficient to avoid certain adverse tax consequences, regardless of whether such debt levels are otherwise required to operate our business. Moreover, if the amount of operating partnership debt allocable to the Protected Parties and their owners at any point during the tax protection period would not otherwise be sufficient to avoid such adverse tax consequences, our operating partnership will provide the Protected Parties the opportunity to guarantee debt at the completion of the formation transactions and this offering (if such events have not already occurred) and upon a future repayment, retirement, refinancing or other reduction of currently outstanding debt prior to the end of the tax protection period. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business. After the tax protection period, our operating partnership will be required to use commercially reasonable efforts to provide the Protected Parties with an opportunity to guarantee its debt, provided that it will not be required to incur any debt that it otherwise would not have incurred (as it determines in its reasonable discretion). If we fail to maintain such minimum indebtedness throughout the tax protection period or to make such opportunities available, we will be required to make indemnifying payments to the Protected Parties intended to approximate the tax liability of the Protected Parties and their direct or indirect owners resulting from such failure, computed in the manner described in the preceding paragraph.

Equity Incentive Plan

In connection with this offering and the formation transactions, we adopted a cash and equity-based incentive award plan for our directors and officers and our Advisor. See “Executive and Director Compensation—Equity Incentive Plan.”

Grants of Equity Compensation to Employees of Our Advisor

Pursuant to the Advisory Agreement, we will grant the president and employees of our Advisor a number of restricted stock units under our Equity Incentive Plan equal in number to 3% of the number of shares of our common stock and common units outstanding upon completion of this offering (exclusive of shares issued pursuant to exercise of the underwriters’ over-allotment option), vesting ratably over three years, subject to continued employment with our Advisor, beginning on the first anniversary of this offering, and with full vesting acceleration upon an involuntary termination without cause. Future awards will be at the discretion of the compensation committee of our board of directors. The number of total shares will be calculated as if all common units, other than common units held by us, are exchanged for shares of our common stock.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and leverage and other policies that will be in place following the completion of this offering. These policies have been determined by our board of directors and, in general, may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

On our behalf, our Advisor will conduct substantially all of our investment activities through our operating partnership. Our primary investment objectives are to preserve, protect and grow our investors’ capital contributions, to maintain a steady return to investors in the form of cash dividends and to realize growth in the value of our properties. For a discussion of our properties and acquisition and other strategic objectives, see “Business.”

Our Advisor will pursue our investment objectives primarily through our operating partnership’s ownership of our initial properties and any future office properties that we may acquire. Our Advisor intends to principally focus on the acquisition and ownership of office properties located in our target markets. In determining the appropriateness of an investment in real estate, our Advisor will consider the creditworthiness of the tenants, the location of a property, presence in one of our target markets, our income-producing capacity, the prospects for long-term appreciation and liquidity and tax benefits and liabilities. Our Advisor also will take into account the impact of the acquisition on our portfolio as a whole, especially with respect to diversification by geography, tenants, industry group of tenants and timing of lease expirations. Prior to an acquisition, our Advisor will perform an assessment to ensure that the property is in line with our criteria in order to minimize possibility that the acquisition will concentrate our assets in a single geographic area, type of property or industry group of tenants. Additionally, our Advisor will monitor and analyze annual lease expirations in an attempt to minimize the effect of vacancies on the consolidated cash flows from operations of our portfolio as a whole.

We will not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. Our Advisor intends to engage in future investment activities in a manner that is consistent with our intention to qualify as a REIT. In addition, our Advisor may purchase or lease office properties for long-term investment, expand and improve any properties owned by our operating partnership or subsequently acquire or sell such properties, in whole or in part, when circumstances warrant.

We may also own property jointly with third parties either through joint ventures or other types of co-ownership. These investments may permit us to own interests in larger assets while simultaneously mitigating our risk through diversification and enhancing our flexibility to structure our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would otherwise not meet our investment policies.

We have a policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and our Advisor intends to direct our investment activities accordingly.

Additional criteria with respect to our properties are described in “Business.”

Purchase and Sale of Investments

Our policy is to acquire assets primarily for generation of income and long-term value appreciation. However, our Advisor will seek to sell certain properties if and when it determines that a particular property no longer fits our strategic objectives. Factors that our Advisor may consider when deciding whether to dispose of a property are, among other things, the price being offered for the property, the operating performance of the property and the tax consequences of the sale of the property.

Investments in Real Estate Mortgages

While our initial portfolio will consist of, and our business objectives emphasize, equity investments in office properties, our Advisor may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests consistent with our intention to qualify as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, our Advisor may invest in securities of other REITs, other entities engaged in real estate activities or other issuers, including for the purpose of exercising control over such entities. In any event, our Advisor does not intend that any investments in these types of securities will require us to register as an “investment company” under the Investment Company Act, and our Advisor intends to divest securities before any registration would be required.

Investment in Other Securities

Other than as described above, our Advisor does not intend to invest in any additional securities such as bonds, preferred stock or common stock.

Financing and Leverage Policies

Our Advisor anticipates using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. Our Advisor also may take advantage of joint venture or other partnering opportunities as the same arise in order to acquire properties that would otherwise be unavailable to us. Our Advisor may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we expect our Advisor to employ prudent amounts of leverage and, when appropriate, to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect our Advisor will use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates, with the ultimate objective of becoming an issuer of investment grade debt. Our charter and amended and restated bylaws do not limit the amount of debt that we may incur. Although our board of directors has not adopted a policy limiting the total amount of debt that we may incur, our Advisor intends to target a ratio of debt to total assets of 50% on future acquisitions. Our Advisor also intends to target a limit on our floating rate debt that we may incur of no more than 20% of outstanding debt after giving effect to any interest rate hedges into which we may enter.

Our Advisor will consider a number of factors in evaluating the amount of debt that we may incur. Our Advisor may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our Advisor’s decision for us to use leverage in the future to finance our assets will be at the discretion of our Advisor and board of directors and will not be subject to the approval of our stockholders.

Lending Policies

Except with respect to related party transactions, we do not have a policy limiting our ability to make loans to other persons. Our Advisor may consider having us offer purchase money financing in connection with the sale of properties in which the provision of that financing will increase the value to be received by us for the property sold. We may also make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities. Any loan that we make will be consistent with qualifying as a REIT.

Policies with Respect to Issuance and Underwriting of Securities

We have authority to, and may, offer common stock, preferred stock or options to purchase stock in exchange for property. Our board of directors has the power, without further stockholder approval, to amend our charter to increase the number of authorized shares of common stock or preferred stock, or otherwise raise capital, including through the issuance of senior securities, in any manner and on such terms and for such consideration, it deems appropriate, including in exchange for property. See “Description of Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Policies with Respect to Conflicts of Interest

We will adopt a code of ethics that prohibits transactions involving conflicts of interest between us on the one hand, and our officers, employees, directors and Advisor on the other hand, except for such transactions that are approved by a majority of our directors (including a majority of our independent directors) in compliance with the code of ethics. A “conflict of interest” arises when the private interest of a person covered by the code interferes in any material respect with our interests or his or her service to us. Waivers of our code of ethics for certain covered persons must be disclosed in accordance with NYSE and SEC requirements. In addition, our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts. However, we cannot assure you that these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Other than in connection with the formation transactions or as approved by a majority of the independent directors of our board of directors so voting, we will not purchase portfolio assets from, or sell them to, our directors, officers or our Advisor, or any of our or their affiliates, or engage in any transaction in which they have a direct or indirect pecuniary interest (other than the Advisory Agreement) in any circumstances other than as described above in “Conflicts of Interest—Preferential Acquisition Rights” and “Conflicts of Interest—Restrictions on Leasing.” We will have a right of first opportunity to purchase any property or property interest that is a suitable property and is being considered for potential acquisition by Second City, any fund managed by Second City, our Advisor or any of their affiliates, as discussed in “Conflicts of Interest—Preferential Acquisition Rights.”

Except as provided above and in “Conflicts of Interest—Preferential Acquisition Rights” and “Conflicts of Interest—Restrictions on Leasing,” we do not have a policy that expressly prohibits our directors, officers, security holders or any of our affiliates from engaging for their own account in business activities of the types conducted by us.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director, or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest, is not void or voidable solely on the grounds of such common directorship or interest. The common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof will not render the contract or transaction void or voidable if:

•	the material facts relating to the common directorship or interest and as to the contract or transaction are disclosed to our board of directors or a committee of our board, and our board or a duly authorized committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum; or

•	the material facts relating to the common directorship or interest and as to the transaction or contract are disclosed to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Maryland law (where our operating partnership is formed), we, as general partner, have fiduciary duties and obligations to our operating partnership and its partners and, consequently, such transactions also are subject to the fiduciary duties of care and loyalty and the obligation of good faith and fair dealing that we, as general partner, owe to our operating partnership and its limited partners (to the extent such duties have not been modified or reduced pursuant to the terms of the partnership agreement). We will adopt a policy requiring all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, to be approved by the affirmative vote of a majority of the disinterested directors, even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

PRINCIPAL STOCKHOLDERS

Immediately prior to the completion of this offering, there will be 1,000 shares of common stock outstanding and one stockholder of record. At that time, we will have no other shares of capital stock outstanding.

The following table sets forth certain information, prior to and after this offering, assuming that the formation transactions and this offering are completed and giving effect to the expected issuance of common stock and common units in connection with this offering and the formation transactions, regarding the beneficial ownership of shares of our common stock and shares of common stock into which common units are exchangeable immediately following the completion of this offering and the formation transactions for (i) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering, (ii) each of our directors, director nominees and executive officers and (iii) all of our directors, director nominees and executive officers as a group. The extent to which a person will hold shares of common stock as opposed to units is set forth in the footnotes below.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if he or she has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days. Accordingly, the following table does not include options to purchase our common stock that are not exercisable within the next 60 days.

The address of each director, director nominee and executive officer shown in the table below is the address of the company, 1075 West Georgia Street, Suite 2600, Vancouver, British Columbia, V6E 3C9. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to community property laws where applicable.

	Common Stock Outstanding
	Immediately Prior to this Offering and the Formation Transactions		Immediately After this Offering and the Formation Transactions (1)
Name of Beneficial Owner	Shares Owned	Percentage	Shares Owned	Percentage
Second City Capital Partners II, Limited Partnership (2)(3)	1,000	100%	—	—%
James Farrar (4)	—	—	78,718	0.6
Gregory Tylee (4)	—	—	64,801	0.5
Anthony Maretic	—	—	—	—
Samuel Belzberg (4)	—	—	1,944,315	15.9
William Flatt	—	—	—	—
John McLernon	—	—	—	—
Mark Murski	—	—	—	—
Stephen Shraiberg	—	—	92,784	0.7
All directors, director nominees and executive officers as a group (8 persons)	—	—	2,180,618	17.7

*	Represents less than 1% of the common shares outstanding upon the closing of this offering.
(1)	Assumes the issuance of 6,666,667 shares offered hereby. Does not include (a) any shares of common stock that may be issued pursuant to the underwriters’ over-allotment option, and (b) 379,074 shares of our common stock to be granted to our directors and executive officers and our Advisor under the Equity Incentive Plan upon the completion of this offering.
(2)	Samuel Belzberg has ultimate voting and dispositive control over these shares.
(3)	In connection with our formation, these shares were issued to Second City for a total of $1,000 in cash and will be repurchased by us at cost upon the completion of this offering.
(4)	Share amount includes his immediate family members.

DESCRIPTION OF STOCK

The following summary describes certain provisions of Maryland law and the material terms of our charter and our amended and restated bylaws as they will be in effect upon the consummation of this offering and the formation transactions. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should read our charter and our amended and restated bylaws, copies of which will be filed prior to the completion of this offering with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depository, the depository or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depository or its nominee. Persons who hold beneficial interests in our shares through a depository will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depository or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depository or its nominee. Owners of beneficial interests in those shares will have to look solely to the depository with respect to any benefits of share ownership, and any rights that they may have with respect to those shares will be governed by the rules of the depository, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depository.

General

Our charter provides that we may issue up to 100,000,000 shares of common stock, $0.01 par value per share, and up to 100,000,000 shares of preferred stock, $0.01 par value per share. We issued 1,000 common shares in connection with our initial capitalization. Upon completion of this offering, we will repurchase these shares. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of our stock. Upon completion of the formation transactions, the concurrent property contributions and contribution agreements being entered into and this offering, 12,635,809 shares of our common stock will be issued and outstanding on a fully diluted basis, including the 379,074 restricted stock units granted to our directors and executive officers and our Advisor under the Equity Incentive Plan upon completion of the offering, or 13,635,809 shares of common stock if the underwriters’ over-allotment option is exercised in full, and no shares of preferred stock will be issued and outstanding. Our Equity Incentive Plan provides for grants of equity based awards up to an aggregate of 1,263,580 shares of common stock. We expect to issue 379,074 restricted stock units under our Equity Incentive Plan (based upon the mid-point of the price range set forth on the cover page of this prospectus) upon completion of this offering.

Under the MGCL, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

All of the shares of our common stock offered in this offering, when issued in exchange for the consideration therefor, will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as, and when authorized by our board of directors, out of assets legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Directors are elected by a plurality of all of the votes cast in the election of directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights, and have no preemptive rights to subscribe for any securities of our company. Our charter provides that holders of our common stock generally have no appraisal rights unless our board of directors determines prospectively that appraisal rights will apply to one or more transactions in which holders of our common stock would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of our common stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, convert, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matters, except that the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors is required to remove a director (and such removal must be for cause) and the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on such matter is required to amend the provisions of our charter relating to the removal of directors, the restrictions on ownership and transfer of our stock and the vote required to amend such provisions. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because our operating assets may be held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets to the operating partnership or other subsidiary without the approval of our stockholders.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock, to establish the designation and number of shares of each class or series and to set, subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares into one or more classes or series of preferred stock. Prior to issuance of shares of each new class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation, exclusive or class voting rights or with respect to other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that holders of our common stock otherwise believe to be in their best interests. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any class or series of preferred stock we may issue in the future or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws.”

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account options to acquire shares of stock) may be owned, directly, indirectly or through attribution, by five or fewer individuals (for this purpose, the term “individual” includes certain entities such as a supplemental unemployment compensation benefit trust and a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, among others) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). Finally, in certain circumstances we could be treated as being related to one or more of our tenants if we own, directly or indirectly, an interest in a tenant that exceeds the limits provided in Section 856(d)(2)(B) of the Code. If such a relationship were deemed to exist, any rents we receive from the related tenant would not be treated as rents from real property and could adversely affect our ability to qualify as a REIT.

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and qualifying as a REIT, among other purposes. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of our stock. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause stock owned actually, beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value or in number of shares (whichever is more restrictive) of the outstanding shares of our common stock, or less than 9.8% in value of the outstanding shares of all classes and series of our stock (or the acquisition by an individual or entity of an interest in an entity that owns, actually, beneficially or constructively, shares of our stock) could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively in excess of 9.8% in value or in number of shares (whichever is more restrictive) of our stock and in violation of the applicable ownership limit.

Our board of directors may, in its sole and absolute discretion, prospectively or retroactively, waive either or both of the ownership limits with respect to a particular stockholder or establish a different limit on ownership (the “excepted holder limit”) if it determines that:

•	no person’s beneficial or constructive ownership of our stock would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•

such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity controlled or owned in whole or in part by us) that would cause us to own, actually or constructively, more than a 9.8% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or our board of directors determines that revenue derived from such tenant will not affect our ability to qualify as a REIT).

As a condition of our waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors in its sole and absolute discretion in order to determine or ensure our status as a REIT or such representations and/or undertakings from the person requesting the waiver as our board of directors may require in its sole and absolute discretion to make the determinations above. Notwithstanding the receipt of any ruling or opinion, our board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting such an exception. Our board of directors will grant one or more waivers of the ownership limits to Second City or certain other parties to the formation transactions, or their affiliates.

In connection with a waiver of an ownership limit or at any other time, our board of directors may increase or decrease one or both of the ownership limits, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of our stock will violate the decreased ownership limit. Our board of directors may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to beneficially own more than 49% in value of our outstanding stock or otherwise cause us to fail to qualify as a REIT.

Our charter provisions further prohibit any transfer (as defined therein) that would result in:

•	any person beneficially or constructively owning shares of our stock if such ownership would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT (including, but not limited to, beneficial or constructive ownership that would result in us, actually or constructively, owning an interest in a tenant that exceeds the limits provided in Section 856(d)(2)(B) of the Code); and

•	shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), subject to the exception described below.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors, or would result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. Our charter provides that the prohibited owner will not benefit economically from ownership of any shares of our stock held in trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. Our charter provides that if the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being “closely held” (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void and of no force or effect and the intended transferee will acquire no rights in the shares. In addition, our charter provides that if any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares, provided that our board of directors may waive this provision if, in its opinion, such a transfer would not adversely affect our ability to qualify as a REIT.

Our charter provides that shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sales price reported on the NYSE on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (2) the market price on the date we, or our designee, accepts such offer. We will reduce the amount payable to the trust by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We will pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner. Any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or persons, designated by the trustee, who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sales price reported on the NYSE on the day of the event that resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that shares of our stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then our charter provides that such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, our charter provides that the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors or a committee thereof determines in good faith that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors or such committee may take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the company to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person that is a beneficial owner or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request in good faith in order to determine our status as a REIT and comply with the requirements of any taxing authority or governmental authority or determine such compliance and to ensure compliance with the ownership limits.

Our charter provides that each purchaser of our capital stock that purchases such stock from us or any underwriter, placement agent or initial purchaser that participates in a public offering, a private placement or other private offering of such stock will be deemed to have represented, warranted and agreed that its purchase and holding of such stock will not constitute or result in (i) a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or (ii) a violation of any applicable other federal, state, local, non-U.S. or other laws or regulations that contain one or more provisions that are substantially similar to the provisions of Title I of ERISA or Section 4975 of the Code.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders otherwise believe to be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

CERTAIN PROVISIONS OF MARYLAND LAW

AND OF OUR CHARTER AND BYLAWS

The following summary describes certain provisions of Maryland law and the material terms of our charter and our amended and restated bylaws as they will be in effect upon the consummation of this offering and the formation transactions. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should read our charter and our amended and restated bylaws, copies of which will be filed prior to the completion of this offering with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased by our board of directors, but may not be less than the minimum number required under the MGCL (which is one), nor, unless our bylaws are amended, more than 15. Our charter provides that, at such time as we have a class of securities registered under the Exchange Act and at least three independent directors, which we expect to have upon the completion of this offering, we elect to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies. Our amended and restated bylaws require that nominees for election as a director (including directors appointed by our board to fill vacancies), whether by the stockholders or by the board of directors, shall include among them, as applicable, those persons designated for nomination for election to, or those persons approved to fill a vacancy on, the board of directors in accordance with or as provided pursuant to the partnership agreement. Our amended and restated bylaws provide that it will be a qualification of each of the directors serving from time to time on our board of directors that he or she will be, or will have been at any time since most recently joining (or rejoining) the board of directors, elected to or appointed to fill a vacancy on the board of directors in compliance in all material respects with the provisions of the partnership agreement affording director designation or approval rights, so long as applicable, provided that our failure to so comply, or the failure of the directors to be so qualified, will not affect the validity of any actions of the board of directors. Our amended and restated bylaws further provide that each committee of our board of directors will be composed as required by the partnership agreement. See “Description of the Partnership Agreement of City Office REIT Operating Partnership, L.P.—Purpose, Business and Management.”

Each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of our common stock will be able to elect all of our directors.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors, except for cause and by a substantial affirmative vote and from filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected, or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder became an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). However, our board of directors may repeal or modify this resolution at any time in the future, in which case the relevant provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

The MGCL provides that holders of “control shares” (as defined below) of a Maryland corporation acquired in a “control share acquisition” (as defined below) have no voting rights with respect to those shares, except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) any officer of the corporation or (3) any employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things, (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or amended and restated bylaws of the corporation.

Our amended and restated bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or amended and restated bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or amended and restated bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

•	the corporation’s board of directors will be divided into three classes;

•	the affirmative vote of two-thirds of the votes entitled to be cast in the election of directors generally is required to remove a director;

•	the number of directors may be fixed only by vote of the directors;

•	a vacancy on its board of directors must be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for stockholders to require the calling of a special meeting of stockholders.

We have elected by a provision in our charter to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. In addition, without our having elected to be subject to Subtitle 8, our charter and amended and restated bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from our board of directors, (2) vest in our board of directors the exclusive power to fix the number of directors and (3) require, unless called by our chairman, our president, chief executive officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. We have not elected to create a classified board. In the future, our board of directors may elect, without stockholder approval, to classify our board of directors or elect to be subject to any of the other provisions of Subtitle 8.

Meetings of Stockholders

Pursuant to our amended and restated bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any business will be held on a date and at the time and place set by our board of directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. In addition, our chairman, our president, chief executive officer or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our amended and restated bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our amended and restated bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.

Amendments to Our Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Except for certain amendments related to the removal of directors, the restrictions on ownership and transfer of our stock and the vote required to amend those provisions (which must be declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our board of directors, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our amended and restated bylaws and to make new bylaws, provided that, for so long as the Second City Group has the right or prospective right to exercise the designation rights set forth in the partnership agreement, any amendment to, or alteration or repeal of, the provisions of our amended and restated bylaws relating to (a) the Second City Group’s director designation and approval rights pursuant to the partnership agreement, (b) the composition of committees of our board of directors as required by the partnership agreement or (c) the amendment of our amended and restated bylaws (other than in a manner that further limits the power of our board of directors to adopt, alter or repeal any provision of our amended and restated bylaws), must be approved by the Second City Group.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, consolidate, convert, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Appraisal Rights

Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Dissolution

Our dissolution must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our amended and restated bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our amended and restated bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors or (2) provided that the special meeting has been properly called in accordance with our amended and restated bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our amended and restated bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

Our charter and amended and restated bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including:

•	supermajority vote and cause requirements for removal of directors;

•	requirement that stockholders holding at least a majority of our outstanding common stock must act together to make a written request before our stockholders can require us to call a special meeting of stockholders;

•	provisions that vacancies on our board of directors may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred;

•	the power of our board of directors, without stockholder approval, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock or to reclassify our stock;

•	the power of our board of directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

•	the restrictions on ownership and transfer of our stock; and

•	advance notice requirements for director nominations and stockholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL was repealed, or if the business combination is not approved by our board of directors, or if the provision in the amended and restated bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, or if we opted in to any of the other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter and amended and restated bylaws provide for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding, or any claim, issue or matter in any proceeding, to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us, and our amended and restated bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and amended and restated bylaws also permit us to indemnify and advance expenses to any individual who served our predecessor in any of the capacities described above and to any employee or agent of our company or our predecessor.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

Restrictions on Ownership and Transfer

Subject to certain exceptions, our charter provides that no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. For a fuller description of this and other restrictions on ownership and transfer of our stock, see “Description of Stock—Restrictions on Ownership and Transfer.”

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF CITY OFFICE REIT OPERATING

PARTNERSHIP, L.P.

A summary of the material terms and provisions of the Amended and Restated Agreement of Limited Partnership of City Office REIT Operating Partnership, L.P. is set forth below. This summary is not complete and is subject to and qualified in its entirety by reference to the applicable provisions of Maryland law and the partnership agreement. For more detail, please refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part. See “Where You Can Find More Information.”

General

Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries. We are the sole general partner of our operating partnership, and upon completion of the formation transactions, this offering and the other transactions described in this prospectus, 8,535,536 common units will be outstanding and we will own 69.6% of the outstanding common units. In connection with the formation transactions, we will enter into the partnership agreement and the Second City Group and other transferors that contribute directly or indirectly their interest in properties to our operating partnership will be issued common units as partial consideration for their contribution and be admitted as limited partners of our operating partnership. Our operating partnership is also authorized to issue a class of units of partnership interest designated as LTIP Units having the terms described below and is authorized to issue additional partnership interests in one or more additional classes, or one or more series of any of such classes, with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over existing units) as we may determine, in our sole and absolute discretion, without the approval of any limited partner or any other person. The provisions of the partnership agreement described below will be in effect after the completion of the formation transactions and this offering. We will not list the common units on any exchange nor will they be quoted on any national market system.

Provisions in the partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our operating partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of limited partners and assignees of common units;

•	transfer restrictions on common units and other partnership interests;

•	a requirement that we may not be removed as the general partner of our operating partnership without our consent;

•	our ability in some cases to amend the partnership agreement and to cause our operating partnership to issue preferred partnership interests in our operating partnership with terms that we may determine, in either case, without the approval or consent of any limited partner; and

•	the right of the limited partners to consent to certain transfers of our general partnership interest (whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise).

Purpose, Business and Management

Our operating partnership is formed for the purpose of conducting any business, enterprise or activity permitted by or under the Maryland Revised Uniform Limited Partnership Act (the “Act”). Our operating partnership may (i) conduct the business of ownership, construction, reconstruction, development, redevelopment, alteration, improvement, maintenance, operation, sale, leasing, transfer, encumbrance, conveyance and exchange of any assets or properties of our operating partnership, (ii) acquire and invest in any securities or loans relating to any assets or properties of the operating partnership, (iii) enter into any partnership, joint venture, business trust arrangement, limited liability company or other similar arrangement to engage in any business permitted by or under the Act, and may own interests in any other entity engaged in any business permitted by or under the Act, subject to any consent rights set forth in our partnership agreement, (iv) conduct the business of providing property and asset management and brokerage services, whether directly or through one or more partnerships, joint ventures, subsidiaries, business trusts, limited liability companies or similar arrangements, and (v) do anything necessary or incidental to the foregoing.

In general, our board of directors will manage the business and affairs of our operating partnership by directing our business and affairs, in our capacity as the sole general partner of our operating partnership. Except as otherwise expressly provided in the partnership agreement and subject to the rights of holders of any class or series of partnership interest, all management powers over the business and affairs of our operating partnership are exclusively vested in us, in our capacity as the sole general partner of our operating partnership. No limited partner, in its capacity as a limited partner, has any right to participate in or exercise management power over our operating partnership’s business, transact any business in our operating partnership’s name or sign documents for or otherwise bind our operating partnership. We may not be removed as the general partner of our operating partnership, with or without cause, without our consent, which we may give or withhold in our sole and absolute discretion. In addition to the powers granted to us under applicable law or any provision of the partnership agreement, but subject to certain rights of holders of common units or any other class or series of partnership interest, we, in our capacity as the general partner of our operating partnership, have the full and exclusive power and authority to do or authorize all things to conduct the business and affairs of our operating partnership, to exercise or direct the exercise of all of the powers of our operating partnership and the general partner of our operating partnership under Maryland law and the partnership agreement and to effectuate the purposes of our operating partnership, without the approval or consent of any limited partner. We may authorize our operating partnership to incur debt and enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, on such terms as we determine to be appropriate, and to acquire or dispose of any, all or substantially all of its assets (including goodwill), dissolve, merge, consolidate, convert, reorganize or otherwise combine with another entity, without the approval or consent of any limited partner. With limited exceptions, we may execute, deliver and perform agreements and transactions on behalf of our operating partnership without the approval or consent of any limited partner.

Our amended and restated bylaws require that nominees for election as a director (including directors appointed by our board to fill vacancies), whether by the stockholders or by the board of directors, shall include among them, as applicable, those persons designated for nomination for election to, or those persons approved to fill vacancies on, our board of directors in accordance with or pursuant to the partnership agreement. The partnership agreement provides that so long as the Second City Group and entities controlled by the Second City Group own 30% or more of the outstanding shares of our common stock (assuming all outstanding common units of our operating partnership not held by us or any of our wholly owned subsidiaries that own common units of our operating partnership are tendered for redemption and exchanged for shares of our common stock, regardless of whether such common units are then eligible for redemption), the Second City Group will have the right from time to time to designate individuals for nomination for election by the stockholders to our board of directors, such that the number of directors serving (or who would serve upon election), and who are or had been designated for nomination or nominated to serve by the Second City Group, shall equal (i) if the number of directors comprising the entire board of directors is six or more, two; or (ii) if the number of directors comprising the entire board of directors is five or fewer, one. With our board of directors expected to have six members, this would enable the Second City Group to designate two nominees for election as directors, although the election of each such nominee will be subject to the vote of our stockholders. Such rights to designate nominees for election as directors would also decrease as follows:

•	if the Second City Group and entities controlled by the Second City Group own less than 30% but at least 10% of our fully diluted outstanding common stock (assuming all outstanding common units of our operating partnership not owned by us or any of our wholly owned subsidiaries that own common units of our operating partnership are tendered for redemption and exchanged for shares of our common stock, regardless of whether such common units are then eligible for redemption), then the Second City Group will have the right from time to time to designate individuals for nomination for election by the stockholders to our board of directors, such that the number of directors serving (or who would serve upon election), and who are or had been designated for nomination or nominated to serve by the Second City Group, shall equal one;

•	if the Second City Group and entities controlled by the Second City Group own less than 10% of our fully diluted outstanding common stock (assuming all outstanding common units of our operating partnership not held by us or any of our wholly owned subsidiaries that own common units of our operating partnership are tendered for redemption and exchanged for shares of our common stock, regardless of whether such common units are then eligible for redemption), then the Second City Group shall have no right under the partnership agreement to designate for nomination any individual to serve on our board of directors. If, subsequent to such period, the Second City Group and entities controlled by the Second City Group own 10% or more of our fully diluted outstanding common stock as determined in the same manner as described above, then the Second City Group shall again be entitled to exercise any designation or other applicable rights of the Second City Group set forth in the partnership agreement. The partnership agreement also provides that during any period in which the Second City Group and entities controlled by the Second City Group own at least 5% of our fully diluted outstanding common stock as determined in the same manner as described above, the Second City Group shall be entitled to identify an individual to attend and observe meetings of our board of directors. Notwithstanding the foregoing, if the Second City Group and entities controlled by the Second City Group own none of our common stock for a period of one year or more, the Second City Group’s designation or other applicable rights under the partnership agreement shall terminate.

The partnership agreement provides that we, acting through our board of directors, will recommend and use all commercially reasonable good faith efforts to cause the election of each nominee of the Second City Group designated as described above. Our amended and restated bylaws require that each committee of the board of directors shall be composed as required by the partnership agreement. The partnership agreement provides that, for so long as the Second City Group shall retain designation rights under the partnership agreement to provide for at least one Second City Group nominee serving as a director, then at least one of the Second City Group nominees shall be appointed to each committee of our board of directors (provided that such nominee is qualified as independent under the rules, regulations and listing qualifications of the NYSE for service on any applicable committee) other than any committee whose purpose is to evaluate or negotiate any transaction with the Second City Group.

In addition, the partnership agreement provides that if a vacancy on the board of directors arises as a result of the death, disability, retirement, resignation or removal (with or without cause) of a Second City Group nominee, or as a result of an increase in the size of the entire board of directors, and such vacancy results in the number of the Second City Group nominees then on the board being less than the number that the Second City Group would then be entitled to designate for nomination under the partnership agreement if there were an election of directors at a time which no Second City Group nominees are incumbent members of our board of directors, then any individual(s) appointed by our board of directors to fill such vacancy or vacancies must be approved to do so by a majority of the Second City Group nominees then serving on our board of directors, and any director so elected or appointed shall be deemed a Second City Group nominee.

Upon completion of this offering, we expect that our board of directors will consist of six directors. Our charter and amended and restated bylaws provide that the number of directors constituting our board of directors may be increased or decreased by a majority vote of our board of directors, provided that the number of directors may not be decreased to fewer than the minimum number required under the MGCL, which is currently one.

Restrictions on General Partner’s Authority

The partnership agreement prohibits us, in our capacity as general partner, from taking any action that would make it impossible to carry out the ordinary business of our operating partnership or performing any act that would subject a limited partner to liability as a general partner in any jurisdiction or any other liability, except as provided under the partnership agreement or under the Act. We may not, without the prior consent of the partners of our operating partnership (including us), amend, modify or terminate the partnership agreement, except for certain amendments that we may approve without the approval or consent of any limited partner, described in “—Amendment of the Partnership Agreement,” and certain amendments described below that require the approval of each affected partner. Certain amendments to the partnership agreement also require the consent of limited partners holding LTIP Units, as described in “—LTIP Units—Voting Rights.” We may not, in our capacity as the general partner of our operating partnership, without the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us):

•	take any action in contravention of an express provision or limitation of the partnership agreement;

•	transfer all or any portion of our general partner interest in our operating partnership or admit any person as a successor general partner, subject to the exceptions described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner;” or

•	voluntarily withdraw as the general partner.

Without the consent of each affected limited partner or in connection with a transfer of all of our interests in our partnership in connection with a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in our outstanding stock permitted without the consent of the limited partners as described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner,” or a Permitted Termination Transaction (as defined below in “Transfers and Withdrawals—Restrictions on Transfers by the General Partner”), we may not enter into any contract, mortgage, loan or other agreement that expressly prohibits or restricts us or our operating partnership from performing our or its specific obligations in connection with a redemption of units or expressly prohibits or restricts a limited partner from exercising its redemption rights in full. In addition to any approval or consent required by any other provision of the partnership agreement, we may not, without the consent of each affected partner, amend the partnership agreement or take any other action that would:

•	convert a limited partner interest into a general partner interest (other than as a result of our acquisition of that interest);

•	adversely modify in any material respect the limited liability of a limited partner;

•	alter the rights of any partner to receive the distributions to which such partner is entitled, or alter the allocations specified in the partnership agreement, except to the extent permitted by the partnership agreement, including in connection with the creation or issuance of any new class or series of partnership interest or to effect or facilitate a Permitted Termination Transaction;

•	alter or modify the redemption rights of holders of common units or the related definitions specified in the partnership agreement (except as permitted under the partnership agreement to effect or facilitate a Permitted Termination Transaction);

•	alter or modify the provisions governing the transfer of our general partner interest in our operating partnership (except as permitted under the partnership agreement to effect or facilitate a Permitted Termination Transaction);

•	remove certain provisions of the partnership agreement relating to the requirements for us to qualify as a REIT or permitting us to avoid paying tax under Sections 857 or 4981 of the Code; or

•	amend the provisions of the partnership agreement requiring the consent of each affected partner before taking any of the actions described above (except as permitted under the partnership agreement to effect or facilitate a Permitted Termination Transaction).

Additional Limited Partners

We may cause our operating partnership to issue additional units in one or more classes or series or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including:

•	upon the conversion, redemption or exchange of any debt, units or other partnership interests or securities issued by our operating partnership;

•	for less than fair market value;

•	for no consideration;

•	in connection with any merger of any other entity into our operating partnership; or

•	upon the contribution of property or assets to our operating partnership.

The net capital contribution need not be equal for all limited partners. Each person admitted as an additional limited partner must make certain representations to each other partner relating to, among other matters, such person’s ownership of any tenant of us or our operating partnership. No person may be admitted as an additional limited partner without our consent, which we may give or withhold in our sole and absolute discretion, and no approval or consent of any limited partner is required in connection with the admission of any additional limited partner.

The partnership agreement authorizes our operating partnership to issue common units and LTIP Units and such other units as we may determine in our sole and absolute discretion. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest, the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest.

Ability to Engage in Other Businesses; Conflicts of Interest

The partnership agreement provides that we may not conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business and affairs of our operating partnership, our operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in our operating partnership.

The limited partners of our operating partnership expressly agree that we are acting for the benefit of the operating partnership, the limited partners of our operating partnership and our stockholders collectively. We are under no obligation to give priority to the separate interests of the limited partners in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of us or our stockholders, on the one hand, and the limited partners of our operating partnership, on the other, the partnership agreement provides that any action or failure to act by us that gives priority to the separate interests of our stockholders or us that does not result in a violation of the contractual rights of the limited partners of our operating partnership under the partnership agreement will not violate the duty of loyalty that we owe to our operating partnership and its partners.

Distributions

Our operating partnership will distribute such amounts, at such times, as we may in our sole and absolute discretion determine:

•	first, with respect to any partnership interests that are entitled to any preference in distribution, in accordance with the rights of the holders of such class(es) of partnership interest, and, within each such class, among the holders of such class pro rata in proportion to their respective percentage interests of such class; and

•	second, with respect to any partnership interests that are not entitled to any preference in distribution, including the common units and, except as described below under “—Special Allocations and Liquidating Distributions on LTIP Units” with respect to liquidating distributions and as may be provided in any incentive award plan or any applicable award agreement, the LTIP Units, in accordance with the rights of the holders of such class(es) of partnership interest, and, within each such class, among the holders of each such class, pro rata in proportion to their respective percentage interests of such class.

Distributions payable with respect to any units that were not outstanding during the entire quarterly period in respect of which a distribution is made, other than units issued to us in connection with the issuance of shares of our common stock, will be prorated based on the portion of the period that such units were outstanding.

Allocations

Except for the special allocations to holders of LTIP Units described below under “Special Allocations and Liquidating Distributions on LTIP Units,” and subject to the rights of the holders of any other class or series of partnership interest, net income or net loss of our operating partnership will generally be allocated to our company, as the general partner, and to the limited partners in accordance with the partners’ respective percentage ownership of the aggregate outstanding common units and LTIP Units. Allocations to holders of a class or series of partnership interest will generally be made proportionately to all such holders in respect of such class or series. However, in some cases gain or loss may be disproportionately allocated to partners who have contributed appreciated property or guaranteed debt of our operating partnership. The allocations described above are subject to special rules relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury Regulations.

Special Allocations and Liquidating Distributions on LTIP Units

A partner’s initial capital account balance is equal to the amount the partner paid (or contributed to our operating partnership) for its units and is subject to subsequent adjustments, including as the result of allocations of the partner’s share of income or loss of our operating partnership. Because a holder of LTIP Units generally will not pay for the LTIP Units, the initial capital account balance attributable to such LTIP Units will be zero. However, the partnership agreement provides that holders of LTIP Units will receive special allocations of income in the event of a sale or “hypothetical sale” of the assets of our operating partnership, prior to the allocation of income to our company or other holders of common units with respect to our company’s or their common units. Such income will be allocated to holders of LTIP Units to the extent necessary to cause the capital account of a holder of LTIP Units to be economically equivalent to our company’s capital account with respect to an equal number of common units. The term “hypothetical sale” does not refer to an actual sale of our operating partnership’s assets, but refers to certain adjustments to the value of our operating partnership’s assets and the partners’ capital account balances, determined as if there had been a sale of such assets at their fair market value, as required by applicable Treasury Regulations. A hypothetical sale generally will occur upon (i) the acquisition of an interest or an additional interest in the operating partnership by any new or existing partner in exchange for more than a de minimis capital contribution; (ii) the distribution by the operating partnership to a partner of more than a de minimis amount of property or money as consideration for an interest in the operating partnership; and (iii) the grant of an interest in the operating partnership (including an LTIP Unit) as consideration for the provision of services to or for the benefit of the operating partnership. Further, we may delay or accelerate allocations to holders of LTIP Units, or adjust the allocation of income or loss among the holders of LTIP Units, so that, for the year during which each LTIP Unit’s distribution participation date falls, the ratio of the income and loss allocated to the LTIP Unit to the total amounts distributed with respect to each such LTIP Unit is more nearly equal to the ratio of the income and loss allocated to our company’s common units to the amounts distributed to our company with respect to its common units. Because distributions upon liquidation of our operating partnership will be made in accordance with the partners’ respective capital account balances, not numbers of units, LTIP Units will not have full parity with common units with respect to liquidating distributions until the special allocations of income to the holders of LTIP Units in the event of a sale or “hypothetical sale” of our operating partnership’s assets causes the capital account of a holder of LTIP Units to be economically equivalent to our company’s capital account with respect to an equal number of common units. To the extent that there is not sufficient income to allocate to an LTIP unitholder’s capital account to cause such capital account to become economically equivalent to our company’s capital account with respect to an equal number of common units, or if such a sale or “hypothetical sale” does not occur, the holder’s LTIP Units will not achieve parity with common units with respect to liquidating distributions.

Borrowing by Our Operating Partnership

We may cause our operating partnership to borrow money and to issue and guarantee debt as we deem necessary for the conduct of the activities of our operating partnership. Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on the properties of our operating partnership.

Reimbursements of Expenses; Transactions with General Partner and its Affiliates

We will not receive any compensation for our services as the general partner of our operating partnership. We have the same right to distributions as other holders of common units. In addition, our operating partnership must reimburse us for all amounts expended by us in connection with our operating partnership’s business, including expenses relating to the management and operation of, or for the benefit of, our operating partnership, compensation of officers and employees, including payments under future compensation plans that may provide for stock units, or phantom stock, pursuant to which our employees or employees of our operating partnership will receive payments based upon dividends on or the value of our common stock, director fees and expenses, any expenses (other than the purchase price) incurred by us in connection with the redemption or repurchase of shares of our stock, all of our costs and expenses of or in connection with our operation as a reporting company (including, without limitation, costs of filings with the SEC) and reports and other distributions to our stockholders and any government agencies, all of our costs and expenses in connection with our operation as a REIT, and all of our costs and expenses in connection with the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests and financing or refinancing of any type related to our operating partnership or its assets or activities. Any reimbursement will be reduced by the amount of any interest we earn on funds we hold on behalf of our operating partnership.

We and our affiliates may sell, transfer or convey any properties to, or purchase any property from, our operating partnership on such terms as we may determine in our sole and absolute discretion.

Exculpation and Indemnification of General Partner

The partnership agreement provides that we will not be liable to our operating partnership or any partner for any action or omission taken in our capacity as general partner, for the debts or liabilities of our operating partnership or for the obligations of our operating partnership under the partnership agreement, except for liability for our fraud, willful misconduct or gross negligence, pursuant to any express indemnity we may give to our operating partnership or in connection with a redemption as described in “—Redemption Rights of Limited Partners.” The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no such obligation or liability will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be directly liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission or by reason of their service as such. We, as the general partner of our operating partnership, are not responsible for any misconduct or negligence on the part of our employees or agents, provided that we appoint such employees or agents in good faith. We, as the general partner of our operating partnership, may consult with legal counsel, accountants and other consultants and advisors, and any action that we take or omit to take in reliance upon the opinion of such persons, as to matters which we reasonably believe to be within their professional or expert competence, will be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

In addition, the partnership agreement requires our operating partnership to indemnify us, our directors and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, unless (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful or (iii) such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement. Our operating partnership must also pay or reimburse the reasonable expenses of any such person in advance of a final disposition of the proceeding upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by or on behalf of the person to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership is not required to indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Business Combinations of Our Operating Partnership

Subject to the limitations on the transfer of our interest in our operating partnership described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner,” we generally have the exclusive power to cause our operating partnership to merge, reorganize, consolidate, sell all or substantially all of its assets or otherwise combine its assets with another entity. However, in connection with the acquisition of properties from persons to whom our operating partnership issues units or other partnership interests as part of the purchase price, in order to preserve such persons’ tax deferral, our operating partnership may contractually agree, in general, not to sell or otherwise transfer the properties for a specified period of time, or in some instances, not to sell or otherwise transfer the properties without compensating the sellers of the properties for their loss of the tax deferral.

Redemption Rights of Limited Partners

Beginning on or after the date which is 12 months after the later of the completion of this offering or the date on which a person first became a holder of common units, each limited partner and assignees of limited partners will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the common units held by such limited partner or assignee in exchange for a cash amount per common unit equal to the value of one share of our common stock, determined in accordance with and subject to adjustment under the partnership agreement. Our operating partnership’s obligation to redeem common units does not arise and is not binding against our operating partnership until the sixth business day after we receive the holder’s notice of redemption or, if earlier, the day we notify the holder seeking redemption that we have declined to acquire some or all of the common units tendered for redemption. If we do not elect to acquire the common units tendered for redemption in exchange for shares of our common stock (as described below), our operating partnership must deliver the cash redemption amount, subject to certain exceptions, on or before the first business day of the month that is at least 60 calendar days after we receive the holder’s notice of redemption. Among other limitations, a limited partner or assignee may not require our operating partnership to redeem its common units if the exchange of such units for shares of our common stock would cause any person to violate the restrictions on ownership and transfer of our stock.

On or before the close of business on the fifth business day after a holder of common units gives notice of redemption to us, we may, in our sole and absolute discretion but subject to the restrictions on the ownership and transfer of our stock set forth in our charter and described in “Description of Stock—Restrictions on Ownership and Transfer,” elect to acquire some or all of the common units tendered for redemption from the tendering party in exchange for shares of our common stock, based on an exchange ratio of one share of common stock for each common unit, subject to adjustment as provided in the partnership agreement. The general partner may elect to delay the redemption date for up to an additional 60 business days to the extent required for the general partner to cause the issuance of additional shares of our common stock. The holder of the common units tendered for redemption must provide certain information, certifications or affidavits, representations, investment letters, opinions and other instruments to ensure compliance with the restrictions on ownership and transfer of our stock set forth in our charter and the Securities Act. The partnership agreement does not require us to register, qualify or list any shares of common stock issued in exchange for common units with the SEC, with any state securities commissioner, department or agency, under the Securities Act or the Exchange Act or with any stock exchange. Shares of our common stock issued in exchange for common units pursuant to the partnership agreement may contain legends regarding restrictions under the Securities Act and applicable state securities laws.

Transfers and Withdrawals

Restrictions on Transfers by Limited Partners

Until the expiration of 12 months after the date on which a limited partner first acquires a partnership interest, a limited partner generally may not directly or indirectly transfer all or any portion of its partnership interest without our consent, which we may give or withhold in our sole and absolute discretion, except for certain permitted transfers to certain affiliates, family members and charities, and certain pledges of partnership interests to lending institutions in connection with bona fide loans.

After the expiration of 12 months after the date on which a limited partner first acquires a partnership interest, the limited partner will have the right to transfer all or any portion of its partnership interest without our consent to any person that is an “accredited investor,” within the meaning set forth in Rule 501 promulgated under the Securities Act, upon ten business days prior notice to us, subject to the satisfaction of conditions specified in the partnership agreement, including minimum transfer requirements and our right of first refusal. Unless waived by us, in our sole and absolute discretion, a transferring limited partner must also deliver an opinion of counsel reasonably satisfactory to us that the proposed transfer may be effected without registration under the Securities Act, and will not otherwise violate any state securities laws or regulations applicable to our operating partnership or the partnership interest proposed to be transferred. We may exercise our right of first refusal in connection with a proposed transfer by a limited partner within ten business days of our receipt of notice of the proposed transfer, which must include the identity and address of the proposed transferee and the amount and type of consideration proposed to be paid for the partnership interest. We may deliver all or any portion of any cash consideration proposed to be paid for a partnership interest that we acquire pursuant to our right of first refusal in the form of a note payable to the transferring limited partner not more than 180 days after our purchase of such partnership interest.

Any transferee of a limited partner’s partnership interest must assume by operation of law or express agreement all of the obligations of the transferring limited partner under the partnership agreement with respect to the transferred interest, and no transfer (other than a transfer pursuant to a statutory merger or consolidation in which the obligations and liabilities of the transferring limited partner are assumed by a successor corporation by operation of law) will relieve the transferring limited partner of its obligations under the partnership agreement without our consent, which we may give or withhold in our sole and absolute discretion.

We may take any action we determine in our sole and absolute discretion to prevent our operating partnership from being taxable as a corporation for U.S. federal income tax purposes. No transfer by a limited partner of its partnership interest, including any redemption or any acquisition of partnership interests by us or by our operating partnership or conversion of LTIP Units into common units, may be made to or by any person without our consent, which we may give or withhold in our sole and absolute discretion, if the transfer could:

•	result in our operating partnership being treated as an association taxable as a corporation for U.S. federal income tax purposes;

•	result in a termination of our operating partnership under Section 708 of the Code;

•	be treated as effectuated through an “established securities market” or a “secondary market” (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder;

•	result in our operating partnership being unable to qualify for at least one of the “safe harbors” set forth in Section 7704 of the Code and the Treasury Regulations thereunder; or

•	based on the advice of counsel to us or our operating partnership, adversely affect our ability to continue to qualify as a REIT or subject us to any additional taxes under Sections 857 or 4981 of the Code.

Admission of Substituted Limited Partners

No limited partner has the right to substitute a transferee as a limited partner in its place. A transferee of a partnership interest of a limited partner may be admitted as a substituted limited partner only with our consent, which we may give or withhold in our sole and absolute discretion, and only if the transferee accepts all of the obligations of a limited partner under the partnership and executes such instruments as we may require to evidence such acceptance and to effect the assignee’s admission as a limited partner. Any assignee of a partnership interest that is not admitted as a limited partner will be entitled to all the rights of an assignee of a limited partnership interest under the partnership agreement and the Act, including the right to receive distributions from our operating partnership and the share of net income, net losses and other items of income, gain, loss, deduction and credit of our operating partnership attributable to the partnership interest held by the assignee and the rights to transfer and redemption of the partnership interest provided in the partnership agreement, but will not be deemed to be a limited partner or holder of a partnership interest for any other purpose under the partnership agreement or the Act, and will not be entitled to consent to or vote on any matter presented to the limited partners for approval. The right to consent or vote, to the extent provided in the partnership agreement or under the Act, will remain with the transferring limited partner.

Restrictions on Transfers by the General Partner

Pursuant to the partnership agreement of our operating partnership, except as described below, we may not transfer all or any portion of our partnership interest without the consent of a majority in interest of the limited partners (excluding any limited partner 50% or more of whose equity is owned, directly or indirectly, by us). We generally may, without such consent of the limited partners, transfer all of our partnership interest in connection with a Termination Transaction, as defined herein, if the requirements discussed below are satisfied. A “Termination Transaction” means:

•	a merger, consolidation or other combination of our or our operating partnership’s assets with another entity;

•	a sale of all or substantially all of our or our operating partnership’s assets not in the ordinary course of its business; or

•	a reclassification, recapitalization or change of our outstanding shares of common stock or other outstanding equity interests.

The consent of the limited partners to a Termination Transaction is not required (such Termination Transactions, “Permitted Termination Transactions”) if either:

(i) in connection with the Termination Transaction, each common unit is entitled to receive the “transaction consideration,” defined as the fair market value, at the time of the Termination Transaction, of an amount of cash, securities or other property equal to the product of:

•	the adjustment factor, as defined in the partnership agreement; and

•	the greatest amount of cash, securities or other property paid to the holder of one share of our common stock (subject to adjustment in accordance with the partnership agreement) in consideration of such share in connection with the Termination Transaction;

provided that, if, in connection with the Termination Transaction, a purchase, tender or exchange offer is made to and accepted by the holders of a majority of the outstanding shares of our common stock, the transaction consideration will refer to the fair market value of the greatest amount of cash, securities or other property which such holder would have received had it exercised its redemption right and received shares of our common stock in exchange for its common units immediately prior to the expiration of such purchase, tender or exchange offer and had accepted such purchase, tender or exchange offer; or

(ii) all of the following conditions are met: (a) substantially all of the assets directly or indirectly owned by the surviving entity prior to the announcement of the Termination Transaction are, immediately after the Termination Transaction, owned directly or indirectly by our operating partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with our operating partnership, which we refer to as the “surviving partnership,” (b) the surviving partnership is classified as a partnership for U.S. federal income tax purposes; (c) the limited partners that held common units immediately prior to the consummation of such Termination Transaction own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving partnership immediately prior to the consummation of such transaction; (d) the rights of such limited partners with respect to the surviving partnership are at least as favorable as those of limited partners prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and (e) such rights include:

(1) the right to redeem their interests in the surviving partnership for the transaction consideration referred to above; or

(2) the right to redeem their interests in the surviving partnership for cash on terms substantially equivalent to those in effect with respect to the common units immediately prior to the consummation of such transaction or, if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, such common equity securities.

We may also transfer all (but not less than all) of our interest in our operating partnership to an affiliate of ours without the consent of any limited partner, subject to the rights of holders of any class or series of partnership interest.

In addition, any transferee of our interest in our operating partnership must be admitted as a general partner of our operating partnership, assume, by operation of law or express agreement, all of our obligations as general partner under the partnership agreement, accept all of the terms and conditions of the partnership agreement and execute such instruments as may be necessary to effectuate the transferee’s admission as a general partner.

In addition, we may not engage in a Termination Transaction effected as a short-form merger without a stockholder vote pursuant to Section 3-106 of the MGCL, unless we have previously obtained the consent of the limited partners with respect to such transaction.

Restrictions on Transfers by Any Partner

Any transfer or purported transfer of a partnership interest other than in accordance with the partnership agreement will be void. Partnership interests may be transferred only on the first day of a fiscal quarter, and no partnership interest may be transferred to any lender under certain nonrecourse loans to us or our operating partnership, in either case, unless we otherwise consent, which we may give or withhold in our sole and absolute discretion. No transfer of any partnership interest, including in connection with any redemption or acquisition of units by us or by our operating partnership or any conversion of LTIP Units into common units, may be made:

•	to a person or entity that lacks the legal right, power or capacity to own the partnership interest;

•	in violation of applicable law;

•	without our consent, which we may give or withhold in our sole and absolute discretion, of any component portion of a partnership interest, such as a partner’s capital account or rights to distributions, separate and apart from all other components of the partner’s interest in our operating partnership;

•	if the proposed transfer could cause us or any of our affiliates to fail to comply with the requirements under the Code for qualifying as a REIT or as a “qualified REIT subsidiary” (within the meaning of Section 856(i)(2) of the Code);

•	without our consent, which we may give or withhold in our sole and absolute discretion, if the proposed transfer could, based on the advice of counsel to us or our operating partnership, cause a termination of our operating partnership for U.S. federal or state income tax purposes (other than as a result of the redemption or acquisition by us of all units held by limited partners);

•	if the proposed transfer could, based on the advice of legal counsel to us or our operating partnership, cause our operating partnership to cease to be classified as a partnership for U.S. federal income tax purposes (other than as a result of the redemption or acquisition by us of all units held by all limited partners);

•	if the proposed transfer would cause our operating partnership to become, with respect to any employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, a “party-in-interest” for purposes of ERISA or a “disqualified person” as defined in Section 4975(c) of the Code;

•	if the proposed transfer could, based on the advice of counsel to us or our operating partnership, cause any portion of the assets of our operating partnership to constitute assets of any employee benefit plan pursuant to applicable regulations of the United States Department of Labor;

•	if the proposed transfer requires the registration of the partnership interest under any applicable federal or state securities laws;

•

without our consent, which we may give or withhold in our sole and absolute discretion, if the proposed transfer could (1) be treated as effectuated through an “established securities market” or a “secondary market” (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder, (2) cause our operating partnership to become a “publicly traded partnership,” as that term is defined in Sections 469(k)(2) or 7704(b) of the Code, or (3) cause our operating partnership to fail to qualify for at least one of the “safe harbors” within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder;

•	if the proposed transfer would cause our operating partnership (as opposed to us) to become a reporting company under the Exchange Act; or

•	if the proposed transfer subjects our operating partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended.

Notwithstanding the above, limited partners, including the Second City Group and their controlled entities, may pledge their interests in our operating partnership to one or more banks or lending institutions (which are not affiliates of the pledging limited partner). The transfer of such partnership units pursuant to the lender’s or financial institution’s enforcement of its remedies under the applicable financing documents is permitted by the partnership agreement.

Withdrawal of Partners

We may not voluntarily withdraw as the general partner of our operating partnership without the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us), other than upon the transfer of our entire interest in our operating partnership and the admission of our successor as a general partner of our operating partnership. A limited partner may withdraw from our operating partnership only as a result of a transfer of the limited partner’s entire partnership interest in accordance with the partnership agreement and the admission of the limited partner’s successor as a limited partner of our operating partnership or as a result of the redemption or acquisition by us of the limited partner’s entire partnership interest.

Amendment of the Partnership Agreement

Except as described below and amendments requiring the consent of each affected partner described in “—Restrictions on General Partner’s Authority,” amendments to the partnership agreement must be approved by us and by a majority in interest of the partners entitled to vote thereon, including us and our subsidiaries. Amendments to the partnership agreement may be proposed only by us or by limited partners holding 25% or more of the partnership interests held by limited partners. Following such a proposal, we must submit any proposed amendment that requires the consent, approval or vote of any partners to the partners entitled to vote on the amendment for approval and seek the consent of such partners to the amendment.

We may, without the approval or consent of any limited partner or any other person but subject to the rights of holders of any additional class or series of partnership interest, amend the partnership agreement as may be required to facilitate or implement any of the following purposes:

•	to add to our obligations as general partner or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

•	to reflect the admission, substitution or withdrawal of partners, the transfer of any partnership interest, the termination of our operating partnership in accordance with the partnership agreement or the adjustment of the number of outstanding LTIP Units, or a subdivision or combination of outstanding LTIP Units, to maintain a one-for-one conversion and economic equivalence between LTIP Units and common units;

•	to reflect a change that is of an inconsequential nature or does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement that is not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement;

•	to set forth or amend the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the holders of any additional classes or series of partnership interest;

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law;

•	to reflect such changes as are reasonably necessary for us to qualify as a REIT or satisfy the requirements for us to qualify as a REIT or to reflect the transfer of all or any part of a partnership interest among us and any entity that is disregarded with respect to us for U.S. federal income tax purposes;

•	to modify the manner in which items of net income or net loss are allocated or the manner in which capital accounts are adjusted, computed, or maintained (but in each case only to the extent provided by the partnership agreement and permitted by applicable law);

•	to reflect the issuance of additional partnership interests;

•	to implement certain procedures in connection with any equity incentive plan we may adopt;

•	to reflect any other modification to the partnership agreement as is reasonably necessary for the business or operations of us or our operating partnership and that does not require the consent of each affected partner as described in “—Restrictions on General Partner’s Authority;” and

•	to effect or facilitate a Permitted Termination Transaction, including modification of the redemption rights of holders of common units to provide that the holders of interests in the surviving entity will have the rights described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner” after a Permitted Termination Transaction.

Certain amendments to the partnership agreement must be approved by limited partners holding LTIP Units, as described in “—LTIP Units—Voting Rights.”

Notwithstanding anything to the contrary in the partnership agreement, for so long as the Second City Group has the right or prospective right to exercise the designation rights set forth in the partnership agreement, no amendment to the Second City Group’s designation and other rights set forth in the partnership agreement may be made without the prior written consent of the Second City Group.

Procedures for Actions and Consents of Partners

Meetings of partners may be called only by us, to transact any business that we determine. Notice of any meeting and the nature of the business to be transacted at the meeting must be given to all partners entitled to act at the meeting not less than seven days nor more than 60 days before the date of the meeting. Unless approval by a different number or proportion of the partners is required by the partnership agreement, the affirmative vote of the partners holding a majority of the outstanding partnership interests held by partners entitled to act on any proposal is sufficient to approve the proposal at a meeting of the partners. Partners may vote in person or by proxy. Each meeting of partners will be conducted by us or any other person we appoint, pursuant to rules for the conduct of the meeting determined by the person conducting the meeting. Whenever the vote, approval or consent of partners is permitted or required under the partnership agreement, such vote, approval or consent may be given at a meeting of partners, and any action requiring the approval or consent of any partner or group of partners or that is otherwise required or permitted to be taken at a meeting of the partners may be taken without a meeting if a consent in writing or by electronic transmission setting forth the action so taken, approved or consented to is given by partners whose affirmative vote would be sufficient to approve such action or provide such approval or consent at a meeting of the partners. If we seek partner approval of or consent to any matter in writing or by electronic transmission, we may require a response within a reasonable specified time, but not less than 15 days, and failure to respond in such time period will constitute a partner’s consent consistent with our recommendation, if any, with respect to the matter.

Dissolution

Our operating partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

•

the removal or withdrawal of the last remaining general partner in accordance with the partnership agreement, the withdrawal of the last remaining general partner in violation of the partnership agreement or the involuntary withdrawal of the last remaining general partner as a result of such general partner’s death, adjudication of incompetency, dissolution or other termination of legal existence or the occurrence of certain events relating to the bankruptcy or insolvency of such general partner unless, within 90 days after any such withdrawal, a majority in interest of the remaining partners agree in writing, in their sole and absolute discretion, to continue our operating partnership and to the appointment, effective as of the date of such withdrawal, of a successor general partner;

•	an election to dissolve our operating partnership made by us in our sole and absolute discretion, with or without the consent of a majority in interest of the partners;

•	the entry of a decree of judicial dissolution of our operating partnership pursuant to the Act; or

•	the redemption or other acquisition by us or our operating partnership of all of the outstanding partnership interests other than partnership interests held by us.

Upon dissolution, we or, if there is no remaining general partner, a liquidator will proceed to liquidate the assets of our operating partnership and apply the proceeds from such liquidation in the order of priority set forth in the partnership agreement and among holders of partnership interests in accordance with their capital account balances.

Tax Matters

Pursuant to the partnership agreement, we, as the general partner, are the tax matters partner of our operating partnership, and in such capacity, have the authority to handle tax audits on behalf of our operating partnership; provided, however, that under the tax protection agreements, the operating partnership shall not, and therefore we shall not as tax matters partner on its behalf, consent to the entry of any judgment or enter into any settlement with respect to any demand, assessment or other claim, or audit, examination, investigation or other proceeding, with respect to taxes that could result in a tax liability to a Protected Party without the prior written consent of the relevant Protected Party, except to the extent the operating partnership agrees that it is required under the relevant tax protection agreement to reimburse such Protected Party for any taxes required to be paid by the Protected Party as a result of such consent or settlement. In addition, as the general partner, we have the authority to arrange for the preparation and filing of our operating partnership’s tax returns and to make tax elections under the Code on behalf of our operating partnership.

LTIP Units

Our operating partnership is authorized to issue a class of units of partnership interest designated as “LTIP Units.” We may cause our operating partnership to issue LTIP Units to persons who provide services to or for the benefit of our operating partnership, including our Advisor and people who provide services to or for the benefit of our Advisor, for such consideration or for no consideration as we may determine to be appropriate, and we may admit such persons as limited partners of our operating partnership, without the approval or consent of any limited partner. Further, we may cause our operating partnership to issue LTIP Units in one or more classes or series, with such terms as we may determine, without the approval or consent of any limited partner. LTIP Units may be subject to vesting, forfeiture and restrictions on transfer and receipt of distributions pursuant to the terms of any applicable equity-based plan and the terms of any award agreement relating to the issuance of the LTIP Units.

Conversion Rights

Vested LTIP Units are convertible at the option of each limited partner and some assignees of limited partners (in each case, that hold vested LTIP Units) into common units, upon notice to us and our operating partnership, to the extent that the capital account balance of the LTIP unitholder with respect to all of his or her LTIP Units is at least equal to our capital account balance with respect to an equal number of common units. We may cause our operating partnership to convert vested LTIP Units eligible for conversion into an equal number of common units at any time, upon at least 10 and not more than 60 days’ notice to the holder of the LTIP Units.

If we or our operating partnership is party to a transaction, including a merger, consolidation, sale of all or substantially all of our assets or other business combination, as a result of which common units are exchanged for or converted into the right, or holders of common units are otherwise entitled, to receive cash, securities or other property (or any combination thereof), we must cause our operating partnership to convert any vested LTIP Units then eligible for conversion into common units immediately before the transaction, taking into account any special allocations of income that would be made as a result of the transaction. Our operating partnership must use commercially reasonable efforts to cause each limited partner (other than a party to such a transaction or an affiliate of such a party) holding LTIP Units that will be converted into common units in such a transaction to be afforded the right to receive the same kind and amount of cash, securities and other property (or any combination thereof) for such common units that each holder of common units receives in the transaction. If holders of common units have the opportunity to elect the form or type of consideration to be received in any such transaction, we must give prompt written notice to each limited partner holding LTIP Units of such opportunity and use commercially reasonable efforts to allow limited partners holding LTIP Units the opportunity to make such elections with respect to the common units that each such limited partner will receive upon conversion of his or her LTIP Units. If an LTIP unitholder fails to make such an election, he or she will receive the same kind and amount of consideration that a holder of common units would receive if such holder failed to make such an election. Subject to the terms of an applicable incentive award plan and/or award agreement, our operating partnership must also use commercially reasonable efforts to enter into an agreement with the successor or purchasing entity in any such transaction for the benefit of the limited partners holding LTIP Units, enabling the limited partners holding LTIP Units that remain outstanding after such a transaction to convert their LTIP Units into securities as comparable as reasonably possible under the circumstances to common units and preserving as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights set forth in the partnership agreement for the benefit of the LTIP unitholders.

Any conversion of LTIP Units into common units will be effective as of the close of business on the effective date of the conversion.

Transfer

Unless an applicable equity-based plan or the terms of an award agreement specify additional restrictions on transfer of LTIP Units, LTIP Units are transferable to the same extent as common units, as described above in “—Transfers and Withdrawals.”

Voting Rights

Limited partners holding LTIP Units are entitled to vote together as a class with limited partners holding common units on all matters on which limited partners holding common units are entitled to vote or consent, and may cast one vote for each LTIP Unit so held.

Adjustment of LTIP Units

If our operating partnership takes certain actions, including making a distribution of units on all outstanding common units, combining or subdividing the outstanding common units into a different number of common units or reclassifying the outstanding common units, we must adjust the number of outstanding LTIP Units or subdivide or combine outstanding LTIP Units to maintain a one-for-one conversion ratio and economic equivalence between common units and LTIP Units.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell their shares or (4) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of any shares for future sales, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of units or the exercise of stock options), or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise additional capital through a future sale of securities. See “Risk Factors—Risks Related to this Offering.”

For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see “Description of Stock—Restrictions on Ownership and Transfer.”

Sale of Restricted Securities

Upon completion of this offering and the formation transactions, we will have 8,912,699 shares of our common stock issued and outstanding (9,912,699 shares if the underwriters’ over-allotment option is exercised in full). In addition, upon completion of this offering and the formation transactions, 3,723,110 shares of our common stock will be issuable upon exchange of common units. Of these shares, the 6,666,667 shares sold in this offering (7,666,667 shares if the underwriters’ over-allotment option is exercised in full) will be freely tradable without restriction under the Securities Act, subject to the restrictions on ownership and transfer of our stock set forth in our charter, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 1,866,958 shares of our common stock that will be outstanding after this offering will be “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which is summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed holding period under Rule 144.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning on the date 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who is one of our affiliates and has beneficially owned shares of our common stock for at least six months, will be entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding which will equal approximately 85,336 shares immediately after this offering (95,336 shares if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales pursuant to Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to provisions relating to notice, manner of sale and the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person, or persons whose shares must be aggregated, who is not currently deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the date of this prospectus without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Redemption/Exchange Rights

Beginning 12 months after the completion of the formation transactions, limited partners of our operating partnership and assignees of limited partners will have the right to require our operating partnership to redeem part or all of their common units for cash, or, at our election, common shares, subject to certain restrictions. See “Description of the Partnership Agreement of City Office REIT Operating Partnership, L.P.—Redemption Rights of Limited Partners.”

Lock-Up Agreements

We have entered into a lock-up agreement with each of our executive officers, directors, our Advisor and the Second City Group. See “Underwriting.”

Registration Rights

We expect to enter into a registration rights agreement with the various persons receiving shares of common stock or common units in the formation transactions, including the Second City Group and certain of our executive officers. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Equity Incentive Plan

We intend to adopt the Equity Incentive Plan immediately prior to completion of this offering. The Equity Incentive Plan is intended to provide for the grant of incentive awards to our directors and executive officers and our Advisor. We intend to reserve shares of our common stock and LTIP Units for issuance under the Equity Incentive Plan.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material U.S. federal income tax considerations regarding our company and holders of our common stock. For purposes of this discussion, references to “we,” “our” and “us” mean only City Office REIT, Inc., and do not include any of its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice.

The information in this summary is based on (i) the Code, (ii) current, temporary and proposed Treasury Regulations promulgated under the Code, (iii) the legislative history of the Code; (iv) administrative interpretations and practices of the IRS; and (v) court decisions, in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not intend to request, a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences associated with the purchase, ownership, or disposition of our common stock or our election to be taxed as a REIT.

You are urged to consult your tax advisors regarding the tax consequences to you of (i) the purchase, ownership or disposition of our common stock, including the federal, state, local, non-U.S. and other tax consequences, (ii) our election to be taxed as a REIT; and (iii) potential changes in applicable tax laws.

Taxation of Our Company

General

We intend to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2014 upon the filing of our U.S. federal income tax return for such year. We believe that we are organized and will operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 2014, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized or will be able to operate in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, and Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof.

Shearman & Sterling LLP has acted as our tax counsel in connection with this offering of our common stock and our intended election to be taxed as a REIT. Shearman & Sterling LLP will render an opinion to us to the effect that, commencing with our taxable year ending December 31, 2014, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Shearman & Sterling LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Shearman & Sterling LLP has no obligation to update its opinion subsequent to the date of such opinion.

Provided we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. We will, however, be required to pay U.S. federal income tax as follows:

•	First, we will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•	Third, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•	Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of the amount by which we fail to satisfy the 75% gross income test and the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	Sixth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•	Seventh, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	Eighth, we will be required to pay a 4% nondeductible excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•	Ninth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the C corporation’s basis in the asset, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation.

•	Tenth, our subsidiaries that are C corporations, including our taxable REIT subsidiaries, generally will be required to pay U.S. federal corporate income tax on their earnings.

•	Eleventh, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” See “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by any taxable REIT subsidiary of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by any taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

•	Twelfth, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the stockholder in our common stock.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;

2.	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

3.	that would be taxable as a domestic corporation, but for its election to be taxed as a REIT;

4.	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

5.	that is beneficially owned by 100 or more persons;

6.	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

7.	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until our 2015 taxable year. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our stock and other information.

We believe that we have been organized, will operate and will issue sufficient shares of our common stock with sufficient diversity of ownership pursuant to this offering of our common stock to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. A description of the share ownership and transfer restrictions relating to our common stock is contained in the discussion in this prospectus under the heading “Description of Stock—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we will not qualify as a REIT unless our taxable year is the calendar year. We will have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% value limitation described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which it owns an interest, is treated as our assets and items of income for purposes of the gross income and asset tests described below. A brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and Limited Liability Companies.”

We expect to control our operating partnership and the subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. Following this offering, we will own our general partnership interests in certain of the Property Ownership Entities through taxable REIT subsidiaries and one of those taxable REIT subsidiaries will provide certain non-customary services at one of our properties. We may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to U.S. federal income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset test described below. See “—Asset Tests.”

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property” and, in certain circumstances, interest, or certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding cancellation of indebtedness income and gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or any combination of the foregoing.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•	The amount of rent is not based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•	Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property;” and

•

We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” We will provide certain non-customary services at one of our properties through a taxable REIT subsidiary. Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be non-qualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend, and as a general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above.

Income we receive that is attributable to the rental of parking spaces at the properties generally will constitute rents from real property for purposes of the gross income tests if certain services provided with respect to the parking spaces are performed by independent contractors from whom we derive no revenue, either directly or indirectly, or by a taxable REIT subsidiary, and certain other conditions are met. We believe that the income we receive that is attributable to parking spaces will meet these tests and, accordingly, will constitute rents from real property for purposes of the gross income tests.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code, will not constitute gross income and thus will be exempt from the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) for hedging transactions, currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our taxable REIT subsidiaries pay dividends, we generally will derive our allocable share of such dividend income through our interest in our operating partnership. Such dividend income will qualify under the 95%, but not the 75%, gross income test.

We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•	following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefits of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income. Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. Our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our operating partnership’s investment objectives. We do not intend to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Asset Tests

At the close of each calendar quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items (including certain money market funds) and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of one or more taxable REIT subsidiaries), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for investments in other REITs, our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor, securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT and certain other securities, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. Our operating partnership may own the stock of certain corporations that elect, together with us, to be treated as our taxable REIT subsidiaries. So long as each of these companies qualifies as a taxable REIT subsidiary, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of their securities. We intend that the aggregate value of our taxable REIT subsidiaries will not exceed 25% of the aggregate value of our gross assets. There can be no assurance that the IRS will not disagree with our determinations of value.

We believe that we have maintained and intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day-cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day-cure period. Under these provisions, we will be deemed to have met the 5% asset test, the 10% voting securities limitation and 10% value limitation if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% asset test, the 10% voting securities limitation and 10% value limitation, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day-cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we intend to satisfy the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our operating partnership’s overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income;” and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which paid. This is so, even though these distributions relate to the prior year, for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We believe that we will make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership authorizes us, as general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock dividends in order to meet the distribution requirements, while preserving our cash.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% nondeductible excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% nondeductible excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest that we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

We anticipate that one or more of our taxable REIT subsidiaries will provide services to certain of our tenants and will pay rent to us. We intend to set the fees paid to our taxable REIT subsidiaries for such services, and the rent payable to us, at arm’s length rates, although the amounts paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid, or on the excess rents paid to us.

Failure To Qualify

If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Unless entitled to relief under specific statutory provisions, we will also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and Limited Liability Companies

General. All of our investments will be held indirectly through our operating partnership. In addition, our operating partnership will hold certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are classified as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests (other than the 10% value limitation), we will include our pro rata share of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests in each such entity. See “—Taxation of Our Company.”

Entity Classification. Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities). For example, an entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that our operating partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our operating partnership or a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe our operating partnership and each of our other partnerships and limited liability companies will be classified as partnerships or disregarded entities for U.S. federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction. The operating partnership agreement generally provides that items of net income and loss will be allocated to the holders of common units in proportion to the number of common units held by each such unitholder. Certain limited partners will have the opportunity to guarantee debt of our operating partnership, indirectly through an agreement to make capital contributions to our operating partnership under limited circumstances. As a result of these guaranties or contribution agreements, and notwithstanding the foregoing discussion of allocations of income and loss of our operating partnership to holders of units, such limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation of our operating partnership, which net loss would have otherwise been allocable to us.

If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations With Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution, as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Appreciated property will be contributed to our operating partnership in exchange for common units in connection with the formation transactions. In addition, our operating partnership may, from time to time, acquire interests in property in exchange for interests in our operating partnership. The partnership agreement requires that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. We and our operating partnership anticipate that we will use the “traditional method” for accounting for book-tax differences for the properties initially contributed to our operating partnership. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed interests in the properties in the hands of our operating partnership (i) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in clause (ii) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Taxation of Our Company—General—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

U.S. Federal Income Tax Considerations for Holders of Our Common Stock

The following summary describes the principal U.S. federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary assumes you hold shares of our common stock as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address the tax consequences relevant to persons who receive special treatment under the U.S. federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations;

•	traders in securities that elect to mark to market;

•	partnerships, pass-through entities and persons holding our stock through a partnership or other pass-through entity;

•	stockholders subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	foreign governments and international organizations;

•	broker-dealers or dealers in securities or currencies;

•	U.S. expatriates;

•	persons holding our stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction; or

•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or non-U.S. taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a beneficial owner of shares of our common stock who, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If you are a beneficial owner of shares of our common stock, are not a U.S. stockholder and are not an entity treated as a partnership for U.S. federal income tax purposes, you are a “non-U.S. stockholder.”

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding shares of our common stock are encouraged to consult their tax advisors.

Taxation of Taxable U.S. Stockholders

Distributions Generally. Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax discussed below, will be taxable to our taxable U.S. stockholders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations and, except to the extent provided in “—Tax Rates” below, will generally not be eligible for the preferential rates on qualified dividend income applicable to non-corporate U.S. stockholders, including individuals.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to a U.S. stockholder. This treatment will reduce the U.S. stockholder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends. Dividends that we properly designate as capital gain dividends will be taxable to our U.S. stockholders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for U.S. federal income tax purposes) would be adjusted accordingly, and a U.S. stockholder generally would:

•	include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of our stock and income designated as qualified dividend income, described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock. If a U.S. stockholder sells or disposes of shares of common stock, it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares. This gain or loss, except as provided below, will be a long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. stockholder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from us which were required to be treated as long-term capital gains.

Medicare 3.8% Tax on Investment Income. Certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our common stock.

Tax Rates. Under current law, the maximum tax rate for non-corporate taxpayers for long-term capital gains, including certain “capital gain dividends,” is generally 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate). Capital gain dividends will only be eligible for the rates described above to the extent they are properly designated by us as “capital gain dividends.” In general, dividends payable by a REIT that are not “capital gains dividends” are subject to tax at the tax rates applicable to ordinary income. Dividends that a REIT properly designates as “qualified dividend income,” however, are subject to a maximum tax rate of 20% in the case of non-corporate taxpayers. In general, dividends payable by a REIT are only eligible to be taxed as qualified dividend income to the extent that the taxpayer satisfies certain holding requirements with respect to the REIT’s stock and the REIT’s dividends are attributable to dividends received by the REIT from certain taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). Prospective investors should consult their tax advisors regarding the tax rates applicable to them in light of their particular circumstances.

Foreign Account Tax Compliance Act. Legislation enacted in 2010 and existing guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016 gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity which does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

Information Reporting and Backup Withholding. We are required to report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Dividend income from us and gain arising upon a sale of our shares generally should not be unrelated business taxable income, or UBTI, to a tax-exempt stockholder, except as described below. This income or gain will be UBTI, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our stockholders. However, because our stock will be publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing U.S. federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state, local or non-U.S. tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, local and non-U.S. income tax laws on the purchase, ownership and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally. Distributions (including any taxable stock dividends) that are neither attributable to gains from sales or exchanges by us of U.S. real property interests nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business will generally not be subject to withholding but will be subject to U.S. federal income tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. stockholders are subject to U.S. federal income tax. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

(1)	a lower treaty rate applies and the non-U.S. stockholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

(2)	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s common stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the non-U.S. stockholder’s adjusted basis in such common stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests. Distributions to a non-U.S. stockholder that we properly designate as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation, unless:

(1)	the investment in our stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. Stockholder that is a non-U.S. corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

(2)	the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of “United States real property interests,” or USRPI, whether or not designated as capital gain dividends, will cause the non-U.S. stockholder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. stockholders would generally be taxed at the same rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax. We also will be required to withhold and to remit to the IRS 35% of any distribution to non-U.S. stockholders that is designated as a capital gain dividend or, if greater, 35% of any distribution to non-U.S. stockholders that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded” on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions will generally be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts designated by us as retained net capital gains in respect of the stock held by stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability resulting from their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, a non-U.S. stockholder should consult its tax advisor regarding the taxation of such retained net capital gain.

Sale of Our Common Stock. Gain recognized by a non-U.S. stockholder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a “United States real property holding corporation,” or USRPHC, will constitute a USRPI. We expect that we will be a USRPHC. Our common stock will not, however, constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. We believe, but cannot guarantee, that we are a “domestically controlled qualified investment entity.” Because our common stock will be publicly traded, no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. stockholder if either (a) the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business or (b) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described below), a non-U.S. stockholder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. stockholder (1) disposes of our stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1).

Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. stockholder sells our stock, gain arising from the sale or other taxable disposition by a non-U.S. stockholder of such stock would not be subject to U.S. federal income taxation under FIRPTA as a sale of a USRPI if:

(1)	such class of stock is “regularly traded,” as defined by applicable treasury regulations, on an established securities market, such as the NYSE; and

(2)	such non-U.S. stockholder owned, actually and constructively, 5% or less of such class of our stock throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock would generally be required to withhold and remit to the IRS 10% of the purchase price.

Information Reporting and Backup Withholding Tax. Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

ERISA CONSIDERATIONS

General

The following is a summary of certain considerations arising under the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to a prospective purchaser that is an “employee benefit plan” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA (an “ERISA Plan”), a “plan” subject to Section 4975 of the Code, including without limitation, an individual retirement account, and an entity that is deemed to hold the assets of any such employee benefit plan or plans (collectively, “Plans”).

Plans should also consider the entire discussion under the heading “U.S. Federal Income Tax Considerations,” as material contained in that section is relevant to any decision by a Plan to purchase our common stock.

Employee Benefit Plans and Other Plans

Each fiduciary of an ERISA Plan should carefully consider whether an investment in shares of our common stock is consistent with its fiduciary responsibilities under ERISA. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the document governing the Plan.

In determining whether an investment in shares of our common stock is prudent, the appropriate fiduciary of an ERISA Plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA Plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA Plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the ERISA Plan and the liquidity and current return of the ERISA Plan’s portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled “Risk Factors.”

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plan, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

Employee benefit plans that are governmental, church or non-U.S. plans are exempt from ERISA and Section 4975 of the Code but may be subject to other federal, state, local or non-U.S. laws and regulations that are similar to ERISA or Section 4975 of the Code.

Our Status Under ERISA

In some circumstances in which a Plan holds an equity interest in an entity, the assets of the entity are deemed to be assets of the Plan. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be expanded, and there may be an increase in their potential liability under these and other provisions of ERISA and the Code (except to the extent (if any) that a favorable statutory or administrative exemption or exception applies). For example, a prohibited transaction may occur if our assets are deemed to be assets of investing Plans and we engage in a transaction with a “party in interest” or “disqualified person” with respect to one or more of the investing Plans. Further, if our assets are deemed to be assets of investing Plans, any person that exercises authority or control with respect to the management or disposition of our assets is an ERISA Plan fiduciary.

U.S. Department of Labor Regulation 29 C.F.R. 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Asset Regulation”) outlines the circumstances under which a Plan’s interest in an entity will be subject to the look-through rule. The Plan Asset Regulation applies to the purchase by a Plan of an “equity interest” in an entity, such as stock of a REIT.

However, the Plan Asset Regulation provides an exception to the look-through rule for equity interests that are “publicly offered securities.” A “publicly offered security” is a security that is:

•	freely transferable;

•	part of a class of securities that is widely held; and

•	either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to a Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Plan Asset Regulation, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on, or prohibition against, any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.

The shares of our common stock offered in this prospectus may meet the criteria of the publicly offered securities exception to the look-through rule. First, the common stock could be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those generally permitted under the Department of Labor regulations, those required under federal tax laws to maintain our status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus and those owned by our officers, directors and other affiliates, and voluntary restrictions agreed to by the selling stockholder regarding volume limitations.

Second, we expect (although we cannot confirm) that our common stock will be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

Third, the shares of our common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the common stock is registered under the Exchange Act.

In addition, the Plan Asset Regulation provides exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a “real estate operating company” or a “venture capital operating company.” We have not endeavored to determine whether we will satisfy the “real estate operating company” or “venture capital operating company” exception.

The above discussion is a summary of some of the material considerations under ERISA and Section 4975 of the Code applicable to prospective investors that are Plans. It is not intended to be a complete discussion of all relevant law nor to be construed as legal advice or a legal opinion. Prospective investors should consult their own counsel on these matters concerning the impact of ERISA and Section 4975 of the Code or Similar Law, as applicable, and the potential consequences in their specific circumstances of an investment in such shares.

UNDERWRITING

Janney Montgomery Scott LLC, Wunderlich Securities, Inc. and Oppenheimer & Co. Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Janney Montgomery Scott LLC
Wunderlich Securities, Inc.
Oppenheimer & Co. Inc.
Ladenburg Thalmann & Co. Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
Compass Point Research & Trading, LLC
D.A. Davidson & Co.
Boenning & Scattergood, Inc.
Feltl and Company, Inc.

Total	6,666,667

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to securities dealers at that price less a selling concession of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount that we are to pay to the underwriters in connection with this offering and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $5.4 million and are payable by us. We have agreed to reimburse the underwriters for their out-of-pocket expenses incurred in connection with this offering, including their out-of-pocket legal expenses in an amount up to $500,000 and the Financial Industry Regulatory Authority filing fee.

Over-Allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,000,000 additional shares at the public offering price less the underwriting discount, solely to cover over-allotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

No Sales of Similar Securities

We have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock (“lock-up securities”), for a period of 180 days after the date of this prospectus without first obtaining the written consent of Janney Montgomery Scott LLC. Our executive officers, directors, our Advisor, the Second City Group and our other existing security holders (each, a “lock-up party”) have agreed not to sell or transfer any lock-up securities, for a period of (i) 180 days, (ii) 12 months and (iii) 18 months for each of one-third of the lock-up securities a lock-up party owns, respectively, after the date of this prospectus without first obtaining the written consent of Janney Montgomery Scott LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant to purchase of any common stock,

•	otherwise transfer or dispose of any common stock,

•	exercise any right with respect to the registration of any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CIO,” subject to official notice of issuance. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are, among other things, our record of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the current market valuations, the financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, which may include purchases pursuant to the over-allotment option, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Shearman & Sterling LLP. Ballard Spahr LLP will issue an opinion to us regarding certain matters of Maryland law, including the validity of the common stock offered hereby. Certain legal matters relating to this offering will be passed upon for the underwriters by Hunton & Williams LLP. Hunton & Williams LLP may rely upon the opinion of Ballard Spahr LLP.

EXPERTS

The balance sheet of City Office REIT, Inc. as of December 31, 2013 has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements and financial statement schedule III of the City Office Predecessor as of December 31, 2013 and December 31, 2012, and for each of the years in the two-year period ended December 31, 2013, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of ROC-SCCP Cherry Creek I, LP as of December 31, 2013 and December 31, 2012, and for each of the years in the two-year period ended December 31, 2013, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statements of revenues and certain expenses of Washington Group Plaza and Corporate Parkway for the year ended December 31, 2012, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the shares of our common stock offered in this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits and schedules filed as a part of the registration statement for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed as part of the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document that we file with the SEC at its Public Reference Room at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. We intend to make this information available on the investors’ relations section of our website at www.cityofficereit.com. Information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

CITY OFFICE REIT, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements as of and for the year ended December 31, 2013 are presented as if this offering by City Office REIT, Inc. (together with its combined entities, “City Office,” the “Company,” “we,” “our” or “us”) of approximately 6,666,667 shares of its common stock, $0.01 par value per share (this “offering”), our formation transactions and the other pro forma adjustments described below all had occurred on December 31, 2013 for the purposes of the unaudited pro forma consolidated balance sheet and on January 1, 2013 for the purposes of the unaudited pro forma consolidated statement of operations.

City Office REIT, Inc. Predecessor (the “Predecessor”) is engaged in the business of developing, owning and managing high-quality office buildings in the United States. The Predecessor is not a legal entity, but rather a combination of entities under common control.

Concurrently with this offering, we will complete the formation transactions, pursuant to which we will acquire, through a series of contribution transactions, ownership interests in the entities that own interests in our initial properties. To acquire the interests in the entities that own our initial properties, we will issue to the Second City Group an aggregate of 5,590,068 common units and shares of common stock in our operating partnership, with an aggregate value of $83,851,020, and will pay $19,380,050 in cash in accordance with the terms of the relevant contribution agreements. Second City will use $7,705,050 of the cash received to buy out minority interests in the initial properties prior to contributing their initial interest in the Property Ownership Entities to our operating partnership as further detailed below.

•	As a result of the formation transactions, we will acquire a 100% interest in each of the Washington Group Plaza, Cherry Creek and Corporate Parkway properties and we will acquire an approximately 76% interest in the AmberGlen property, 90% interest in the Central Fairwinds property and 95% interest in the City Center property. The parties retaining the remaining interests in the AmberGlen, Central Fairwinds and City Center properties at the conclusion of the formation transactions will not receive any common units, common stock or cash from us. The value of the consideration to be paid to each of the entities in the Second City Group in the formation transactions will be determined according to the terms of the respective contribution agreements. The contributions will be effected concurrently with the completion of this offering. Set forth in greater detail below is the consideration that the Second City Group will receive in connection with the formation transactions:

•	Second City will receive as consideration for its contribution approximately $7,705,050 in cash in accordance with the terms of its contribution agreement with us and our operating partnership. Second City will use the cash to acquire various noncontrolling interests and eliminate economic incentives in the initial properties as follows: $4,311,717 for the City Center property, $445,000 for the Central Fairwinds property, $250,000 for the Corporate Parkway property and $2,698,333 for the Washington Group Plaza property.

•	Second City GP will receive as consideration for its contribution an aggregate of 5,473 common units with an aggregate value of approximately $82,095, which represents 0.045% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, in accordance with the terms of its contribution agreement with us and our operating partnership.

•	Gibralt and GCC Amberglen will receive as consideration for their contribution an aggregate of 123,518 common units with an aggregate value of approximately $1,852,760, which represents 1.0% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, and approximately $11,675,000 in cash in accordance with the terms of their contribution agreement with us and our operating partnership. Of the total, Gibralt will receive 123 common units with an aggregate value of approximately $1,845, which represents 0.001% of the total number of shares of our common stock outstanding on a fully diluted basis upon the completion of this offering, and GCC Amberglen will receive the balance.

•	CIO OP will receive as consideration for its contribution an aggregate of 3,477,453 common units with an aggregate value of approximately $52,161,795, which represents 27.5% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, in accordance with the terms of its contribution agreement with us and our operating partnership.

•	CIO REIT will receive as consideration for its contribution an aggregate of 1,866,958 shares of our common stock with an aggregate value of approximately $28,004,370, which represents 14.8% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, in accordance with the terms of its contribution agreement with us and our operating partnership.

•	Daniel Rapaport will receive as consideration for his contribution an aggregate of 116,667 common units with an aggregate value of approximately $1,750,000, which represents 0.9% of the total number of shares of our common stock outstanding on a fully diluted basis upon completion of this offering, in accordance with the terms of his contribution agreement with us and our operating partnership.

For each of our initial properties, the table below shows the equity interests that we and our operating partnership will acquire from the Second City Group in the Property Ownership Entities in exchange for the consideration described herein, any interest to be disposed by the Second City Group and any economic participation interests that will be eliminated by the Property Ownership Entities with respect to each property.

Property	Equity Interest Acquired by the Company/Operating Partnership	Economic Interest Disposed by Second City Group	Economic Participation Interests Eliminated by Property Ownership Entity
Amberglen (1)	• 0.001% from Gibralt US, Inc. • 88.58% from GCC Amberglen Investments LP • 3.81% from Daniel Rapaport	• GCC Amberglen Investments LP will dispose 9% of its economic interest to a noncontrolling third party	• All minority interests owners’ economic participation incentives

Central Fairwinds	• 31.44% from CIO REIT Stock Limited Partnership • 58.56% from CIO OP Limited Partnership • 0.001% from Second City Capital Partners II, Limited Partnership	N/A	• All minority interests owners’ economic participation incentives

Cherry Creek	• 34.93% from CIO REIT Stock Limited Partnership • 65.07% from CIO OP Limited Partnership • 0.001% from Second City Capital Partners II, General Partnership	N/A	N/A

Property	Equity Interest Acquired by the Company/Operating Partnership	Economic Interest Disposed by Second City Group	Economic Participation Interests Eliminated by Property Ownership Entity

City Center

•   31.44% from CIO REIT Stock Limited Partnership

•   58.56% from CIO OP Limited Partnership

•   5.00% from Second City Capital Partners II, Limited Partnership

•   0.001% from Second City Capital Partners II, General Partnership

		N/A	• All minority interests owners’ economic participation incentives

Corporate Parkway	• 34.93% from CIO REIT Stock Limited Partnership • 65.07% from CIO OP Limited Partnership • 0.001% from Second City Capital Partners II, General Partnership	N/A	• All minority interests owners’ economic participation incentives

Washington Group Plaza

•   31.40% from CIO REIT Stock Limited Partnership

•   58.49% from CIO OP Limited Partnership

•   10.11% from Second City Capital Partners II, Limited Partnership after being acquired from minority interest holder

•   0.001% from Second City Capital Partners II, General Partnership

		N/A	N/A

(1)	In connection with the formation transactions, our operating partnership will acquire a 88.58% limited partnership interest from GCC Amberglen, a 3.81% limited partnership interest from Daniel Rapaport and a 0.001% limited partnership interest from Gibralt in the AmberGlen property. GCC Amberglen will transfer a 9% economic participation interest in the AmberGlen property to a noncontrolling interest owner of the AmberGlen property (who previously had a majority position in a prior 15% economic participation interest in the AmberGlen property) to eliminate any additional incremental economic participation rights held by the noncontrolling interest owner. After giving effect to these transactions, our operating partnership will own a 92.39% limited partnership interest, which equals a 76% economic interest, in the property.

Upon completion of this offering and the formation transactions, we expect that the net proceeds from this offering of approximately $89.4 million, or approximately $103.4 million if the underwriters’ over-allotment option is exercised in full (after deducting the underwriting discount and commissions and estimated expenses of this offering and the formation transactions). We will contribute the net proceeds of this offering to our operating partnership in exchange for              common units and our operating partnership will use the proceeds received from the Company as well as cash on hand, if any, as described under “Use of Proceeds” elsewhere in this prospectus.

The unaudited pro forma consolidated financial statements reflect the historical results of the Predecessor for the year ended December 31, 2013 and have been adjusted to give effect to:

•	this offering;

•	our formation transactions;

•	the use of proceeds from this offering;

•	incurrence of a new $95 million non-recourse mortgage loan secured by the Cherry Creek, City Center and Corporate Parkway properties (the “New Mortgage Loan”);

•	the acquisition of certain noncontrolling interests;

•	the incremental general and administrative expenses to be incurred to operate as a public company;

•	the annual base management fee in accordance with the advisory agreement; and

•	the acquisition subsequent to December 31, 2013 of the Predecessor of the controlling interest in Cherry Creek in which the Predecessor currently owns a 42.3% noncontrolling interest.

You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Predecessor combined financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma consolidated financial statements are not necessarily indicative of the actual financial position of City Office as of December 31, 2013 or the actual results of operations for the year ended December 31, 2013, nor are they indicative of the results of operations of future periods. The unaudited pro forma adjustments and eliminations are based on available information and upon assumptions the City Office believes are reasonable.

The following table presents the interest to be acquired by our operating partnership and the debt secured by each of our initial properties:

Property	Interest to be Acquired by Our Operating Partnership	Debt Secured By Property

Washington Group Plaza	100.0%	Existing $35.1 million mortgage loan

Cherry Creek	100.0	New Mortgage Loan

AmberGlen	76.0	Existing $23.5 million mortgage loan

City Center	95.0	New Mortgage Loan

Corporate Parkway	100.0	New Mortgage Loan

Central Fairwinds	90.0	New $11 million senior revolving credit facility (1)

(1)	Following the formation transactions, we expect to enter into a new $11 million senior secured revolving credit facility (the “Revolving Credit Facility”), which we expect will have an accordion feature that will permit us to borrow up to $150 million, subject to additional collateral availability and lender approval. We do not expect to draw on the Revolving Credit Facility at the closing of the offering.

City Office REIT, Inc.

Pro Forma Consolidated Balance Sheet

As of December 31, 2013

(Unaudited)

	City Office REIT, Inc.	Predecessor (A)	Acquisition of Controlling Interest in Cherry Creek (B)	Central Fairwinds Earn Out (C)	Distribution of Excess Working Capital (D)	Pro Forma Before Offering	Net Proceeds from Offering (E)	Use of Proceeds			Other Pro Forma Adjustments		Company Pro Forma
								Acquisition of Noncontrolling Interest (F)	Debt Transaction (G)	Distribution to Predecessor Members (H)
Assets
Real estate properties, net	$—	$100,126,486	$45,889,138	$—	$—	$146,015,624	$—	$—	$—	$—	$—		$146,015,624
Investments in and advances to unconsolidated entity	—	4,337,899	(4,337,899)	—	—	—	—	—	—	—	—		—
Cash and cash equivalents	1,000	7,127,764	—	—	1,066,525	8,195,289	89,410,036	(9,380,050)	(8,485,313)	(12,268,196)	—		67,471,766
Restricted cash	—	7,368,124	—	—	(1,943,484)	5,424,640	—	—	—	—	—		5,424,640
Rents receivable, net	—	4,680,284	—	—	—	4,680,284	—	—	—	—	—		4,680,284
Deferred financing costs, net	—	1,167,666	1,172,764	—	—	2,340,430	—	—	(283,332)	—	—		2,057,098
Deferred leasing costs, net		2,302,841	—	—	—	2,302,841	—	—	—	—	—		2,302,841
Acquired lease intangible assets, net	—	14,400,755	12,009,085	—	—	26,409,840	—	—	—	—	—		26,409,840
Prepaid expenses and other assets	—	296,572	—	—	—	296,572	—	—	—	—	—		296,572
Deferred asset	—	1,830,950	—	—	—	1,830,950	(1,830,950)	—	—	—	—		—

Total Assets	$1,000	$143,639,341	$54,733,088	$—	$(876,959)	$197,496,470	$87,579,086	$(9,380,050)	$(8,768,645)	$(12,268,196)	$—		$254,658,665

Liabilities and Equity

Liabilities:
Mortgage loans payable	$—	$109,916,430	$50,000,000	$—	$—	$159,916,430	$—	$—	$(6,467,271)	$—	$—		$153,449,159
Accounts payable and accrued liabilities	—	2,997,191	176,912	—	—	3,174,103	—	—	—	—	—		3,174,103
Deferred rent		1,488,618	504,480	—	—	1,993,098	—	—	—	—	—		1,993,098
Tenant rent deposits	—	1,361,641	133,986	—	—	1,495,627	—	—	—	—	—		1,495,627
Acquired lease intangible liabilities, net	—	167,346	249,409	—	—	416,755	—	—	—	—	—		416,755
Other liabilities	—	—	—	6,000,000	—	6,000,000	—	—	—	—	—		6,000,000

Total Liabilities	—	115,931,226	51,064,787	6,000,000	—	172,996,103	—	—	(6,467,271)	—	—		166,528,742

Commitments and Contingencies

Equity:
Common stock and additional paid in capital	1,000	—	—	—	—	1,000	89,410,036	—	—	—	194,172	(I)	89,605,208

Total Stockholder Equity	1,000	—	—	—	—	1,000	89,410,036	—	—	—	194,172		89,605,208

Predecessor equity	—	26,624,375	3,668,301	(6,000,000)	(608,311)	23,684,365	(1,830,950)	(7,627,571)	(1,368,277)	(2,268,196)	(10,589,371	) (I)	—
Noncontrolling interests in operating partnership	—	—	—	—	—	—	—	—	—	(10,000,000)	10,395,199	(I)	395,199
Noncontrolling interests in properties	—	1,083,740	—	—	(268,648)	815,092	—	(1,752,479)	(933,097)	—	—		(1,870,484)

Total Equity	1,000	27,708,115	3,668,301	(6,000,000)	(876,959)	24,500,457	87,579,086	(9,380,050)	(2,301,374)	(12,268,196)	—		88,129,923

Total Liabilities and Equity	$1,000	$143,639,341	$54,733,088	$—	$(876,959)	$197,496,470	$87,579,086	$(9,380,050)	$(8,768,645)	$(12,268,196)	$—		$254,658,665

City Office REIT, Inc.

Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2013 (Unaudited)

	City Office REIT, Inc.	Predecessor (AA)	Acquisition of Properties (BB)	Acquisition of Non- controlling Interest (CC)	Acquisition of Controlling Interest in Cherry Creek (DD)	Other Pro Forma Adjustments			Pro Forma
Revenue:

Rental income	$—	$18,427,794	$4,751,560	$—	$6,419,022	$—			$29,598,376

Expense reimbursement	—	1,316,068	209,511	—	660,238	—			2,185,817

Other	—	746,716	25,966	—	12,480	—			785,162

Total Revenues	—	20,490,578	4,987,037	—	7,091,740	—			32,569,355

Operating Expenses:
Property operating expenses	—	6,021,287	1,043,370	—	1,809,212	—			8,873,869
Insurance	—	518,361	53,585	—	38,960	—			610,906
Property taxes	—	1,385,954	244,812	—	174,674	—			1,805,440
Property acquisition costs	—	1,479,292	—	—	—	—			1,479,292
Base management fee	—	—	—	—	—	1,283,128	(EE	)	1,283,128
General and administrative	—	—	—	—	—	1,477,000	(FF	)	1,477,000
Property management fees	—	539,460	—	—	125,865	—			665,325
Stock based compensation	—	—	—	—	—	1,895,371	(GG	)	1,895,371
Depreciation and amortization	—	7,775,219	2,592,265	—	2,698,281	—			13,065,765

Total Operating Expenses	—	17,719,573	3,934,032	—	4,846,992	4,655,499			31,156,096

Operating Income	—	2,771,005	1,053,005	—	2,244,748	(4,655,499)			1,413,259
Canadian offering cost	—	1,983,195							1,983,195
Interest expense, net	—	5,368,016	1,182,231	—	2,500,000	(1,853,108)	(HH)		7,197,139
Equity in income of unconsolidated entity	—	(402,913)	—	—	402,913	—			—

Net Loss	—	(4,177,293)	(129,226)	—	(658,165)	(2,802,391)			(7,767,075)
Net Loss Attributable to Noncontrolling Interests in properties	—	44,368	(31,377)	(203,615)	—	—			(190,624)

	—	(4,132,925)	(160,603)	(203,615)	(658,165)	(2,802,391)			(7,957,699)
Net Loss Attributable to Noncontrolling interest in operating partnership	—	—	—	—	—	2,415,991	(II)		2,415,991

Net Loss Attributable to City Office REIT, Inc.	$—	$(4,132,925)	$(160,603)	$(203,615)	$(658,165)	$(386,400)			$(5,541,708)

Pro forma weighted average common shares outstanding - basic and diluted	—	—	—	—	—	—			8,533,625

Pro forma basic loss per share	—	—	—	—	—	—			$(0.65)

Pro forma weighted average number of common units held by Noncontrolling interest in operating partnership outstanding	—	—	—	—	—	—			3,723,110	(JJ)

City Office REIT, Inc.

Notes and Management’s Assumptions to Unaudited Pro Forma Consolidated Financial Statements

1.    Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013

(A) Reflects the historical combined balance sheet of the Predecessor as of December 31, 2013. City Office REIT, Inc. and the Predecessor are under common control. Accordingly, pursuant to the planned formation transactions, the Predecessor’s assets and liabilities will be recorded at their historical cost basis.

(B) On January 2, 2014, the Predecessor acquired the remaining 57.7% ROC-SCCP Cherry Creek I, LP (“Cherry Creek”) it did not already own for $12.02 million. The acquisition was financed through a new $50 million mortgage loan, the proceeds of which were used to repay $36 million of existing debt of Cherry Creek, fund the payment of $12.02 million to the seller, pay $1.2 million of deferred financing costs and $0.8 million in transactions costs. The new $50 million mortgage bears interest at 5% per year and matures in January 2016. In accordance with Financial Accounting Standards Board, or “FASB”, ASC 805-10 “Business Combinations”, the assets and liabilities acquired will be recorded at their fair values on the acquisition date. The purchase price has been allocated on a preliminary basis as follows:

Land	$25,745,012
Building and improvements	20,144,126
Lease intangible asset	12,009,085
Lease intangible liability	(249,409)
Net working capital assumed	(815,378)

56,833,436
Mortgage loan obtained in connection with acquisition	(50,000,000)
Elimination of investment in Cherry Creek	(4,337,899)
Deferred financing costs	1,172,764

Net increase in equity	$3,668,301

As a result of the acquisition, the Predecessor recognized a gain of $4.47 million on its 42.3% equity holding in Cherry Creek. The increase in equity represents the gain on the 42.3% equity investment in Cherry Creek held by the Predecessor less $0.8 million in transaction costs which have been expensed.

The $4.47 million gain is calculated as follows:

Fair value of assets and liabilities acquired	$56,833,436
Less existing mortgage in Cherry Creek	(36,000,000)

20,833,436
Less cash paid to seller	(12,020,893)

Fair value of 42.3% equity interest	8,812,543
Carrying value of investment in Cherry Creek	(4,337,899)

Gain on existing 42.3% equity interest	$4,474,644

(C) In connection with the contribution of their interests in Central Fairwinds to City Office REIT OP (the “OP”), Second City will receive common units of the OP and additional consideration (“Earn-Out”) in connection with the lease up of certain vacant space. The Earn-Out was determined to be a liability under ASC 480 (“Distinguishing Liabilities From Equity”) that should be reported at fair value and marked to market each reporting period until settled. The estimated fair value of the Earn-out is $6,000,000. As this is a common control transaction and the Earn-Out is part of the consideration transferred, the excess of the consideration over the historical cost of the assets and liabilities transferred by the contributors is considered a deemed dividend to the contributors at the contribution date. The change in fair value of the Earn-Out in subsequent periods will be recorded in earnings.

(D) Reflects the distribution of the Predecessor’s excess working capital.

City Office REIT, Inc.

Notes and Management’s Assumptions to Unaudited Pro Forma Consolidated Financial Statements

(E) Reflects assumed gross proceeds from the offering of common shares of $100 million, which, net of $7 million underwriters’ discount, approximately $1.8 million of transaction costs incurred by our Predecessor, which will be reimbursed by us and estimated offering expenses and estimated additional transaction costs of $1.8 million.

(F) Reflects payments made by the Second City Group to fund the acquisition of noncontrolling interests and the elimination of certain noncontrolling interests’ economic participation interest as follows:

•	Acquisition of 10.1% minority interest at Washington Group Plaza;

•	Elimination of noncontrolling interests’ economic participation interest at Central Fairwinds Corporate Parkway and Amber Glen; and

•	Acquisition of 5% minority interest and the elimination of minority interests’ economic participation at City Center.

The elimination of the economic partner incentive also includes a transfer of an additional 9% interest in AmberGlen to the noncontrolling interest. The acquisition and disposals of these noncontrolling interests will be recorded as equity transactions in accordance with FASB ASC 810-10 “Consolidation.” The economic participation incentives represent arrangement to share profits in a manner other than in proportion to the ownership rights between the Predecessor and the noncontrolling interest holder.

	City Center	Central Fairwinds	AmberGlen	Corporate Parkway	Washington Group Plaza	Total
Amounts to be paid
To acquire noncontrolling interest and economic participation incentive[1]	$4,311,717	$—	$—	$—	$2,698,333	$7,010,050
To eliminate economic participation incentives	—	445,000	1,675,000	250,000	—	2,370,000

Total Cash Paid	$4,311,717	$445,000	$1,675,000	$250,000	$2,698,333	$9,380,050

(1)	The amount paid was negotiated on a combined basis and accordingly cannot be allocated between the noncontrolling interest and the elimination of the economic participation incentives.

	City Center	Central Fairwinds	AmberGlen	Corporate Parkway	Washington Group Plaza	Total
Impact on Equity
Stockholder’s Equity	$—	$—	$—	$—	$—	$—
Predecessor Equity— Increase(Decrease)	(4,282,643)	(445,000)	(1,250,267)	(250,000)	(1,399,661)	(7,627,571)
Noncontrolling interest in Properties	(29,074)	—	(424,733)	—	(1,298,672)	(1,752,479)

Total Impact on Equity	$(4,311,717)	$(445,000)	$(1,675,000)	$(250,000)	$(2,698,333)	$(9,380,050)

The following table represents the changes in the net property ownership expected to occur as a result of the acquisition:

Property	Net interest pre- acquisition	Net interest post-acquisition
Washington Group Plaza	89.9%	100.0%
AmberGlen	85.0	76.0
CityCenter	90.0	95.0

City Office REIT, Inc.

Notes and Management’s Assumptions to Unaudited Pro Forma Consolidated Financial Statements

(G) The change in debt, deferred financing costs, and cash as a result of the debt transactions are summarized below:

New Mortgage Financing - Midland National Life Insurance Company [1]	$95,000,000
Repayment of Mortgage Loan of Predecessor [2]	(51,467,271)
Repayment of Cherry Creek Acquisition Mortgage Loan [3]	(50,000,000)

Net Change in Debt	(6,467,271)
New Deferred Financing Costs	(1,376,729)
Debt Prepayment Costs [4]	(641,313)

Net Proceeds Used in Debt Refinancing	8,485,313

New Deferred Financing Costs	1,376,729
Write-off of Unamortized Financing Costs	(487,297)
Write-off Cherry Creek Unamortized Financing Fee	(1,172,764)

Net Change in Deferred Financing Costs	$(283,332)

(1)	Reflects the $95 million proceeds from the issuance of mortgage loan to be guaranteed by the Company’s as to certain “non-recourse covenants” and secured by a mortgage on the fee simple interest in the Cherry Creek, City Center and Corporate Parkway properties.
(2)	Reflects the repayment of mortgage loan secured by City Center, Central Fairwinds, and Corporate Parkway as of December 31, 2013.
(3)	Reflects the repayment of a mortgage loan secured by Cherry Creek and the write-off of deferred financing costs.
(4)	Reflects the estimated costs to prepay the mortgage loan secured by City Center, Corporate Parkway and Central Fairwinds properties.

(H) Distributions of $10 million as consideration paid to Gibralt US, Inc. and GCC AmberGlen Investment LP in connection with their contribution of their interest in the operating partnership and approximately $2.3 million for certain other transaction costs incurred by our Predecessor, which will be reimbursed by us.

(I) Includes the following: (1) The adjustment to paid in capital to reflect the issuance of common stock by City Office REIT, Inc. to CIO REIT in exchange for its interest in the Predecessor. In accordance with ASC 810 this transaction will result in a $194,172 adjustment to reflect the change in noncontrolling ownership. (2) The reclassification of Predecessor equity to noncontrolling interests in operating partnership.

2.    Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013

(AA) Reflects the historical combined statements of operations of the Predecessor for the year ended December 31, 2013.

(BB) Reflects the acquisition of the following properties as if they occurred as of January 1, 2013: (1) Washington Group Plaza, located in Boise, Idaho (“WGP”), with a purchase price of $44 million, which occurred in June 2013; (2) Corporate Parkway, located in Allentown, Pennsylvania, with a purchase price of $28.4 million, which occurred in June 2013. These acquisitions were accounted for in accordance with FASB ASC 805-10 “Business Combinations.”

(CC) Reflects the decrease of noncontrolling interest in Washington Group Plaza and City Center of 10.1% and 5.0%, respectively, the 9% increase in noncontrolling interest in AmberGlen, and the elimination of noncontrolling interests’ economic participation incentive of certain properties by the Second City Group prior to the offering.

	Year ended December 31, 2013
	City Center	AmberGlen	WGP	Total
Net Income Attributable to Noncontrolling Interest	$30,058	$107,229	$66,328	$203,615
Net Income Attributable to City Office REIT	$(30,058)	$(107,229)	$(66,328)	$(203,615)

City Office REIT, Inc.

Notes and Management’s Assumptions to Unaudited Pro Forma Consolidated Financial Statements

(DD) Reflects consolidated results for Cherry Creek and reversal of previously recorded equity in income or loss of unconsolidated entity. As a result of the acquisition, Cherry Creek will be 100% owned by City Office.

(EE) City Office will pay the advisor an advisory fee in accordance with the advisory agreement. The advisory fee is a base management fee, calculated and payable in cash in arrears on a monthly basis, equal to 1/12 of the sum of (I) 0.5% multiplied by the value (at the initial public offering price) of common units and common stock that the Second City Group will receive in connection with this offering in exchange for their contributed properties and (II) 1% multiplied by the sum of (i) the net proceeds of this offering less the write off of financing costs and distributions to Predecessor members for certain transaction costs plus (ii) the difference, if any, between (A) City Office’s stockholders’ equity and noncontrolling interest in the operating partnership as of the calculation date plus accumulated depreciation as of the calculation date less the accumulated depreciation as of the date immediately following completion of this offering and (B) City Office’s stockholders’ equity and noncontrolling interest in the OP immediately following completion of this offering:

1/12 the sum of (0.5% x the Second City Group’s common units and common stock x initial public offering price) +

(1% x ((net proceeds of this offering – write off of financing costs – distributions to Predecessor members for certain transaction costs) + (stockholders’ equity and noncontrolling interest in the operating partnership at the end of the applicable month + accumulated depreciation at the end of the applicable month – accumulated depreciation as of the date immediately following completion of this offering – stockholders’ equity and noncontrolling interest in the OP the completion of this offering)))

Following completion of this offering, payment of the full amount of the advisory fee will be subject to a quarterly Core FFO test. If our quarterly Core FFO per share, as defined in our Advisory Agreement, for a full calendar quarter is not greater than 1.5% (6% annualized) of the public offering price of our common stock in this offering, up to 50%, of that quarter’s advisory fee in the amount of the shortfall of our quarterly Core FFO per share times the Fully Diluted Share Count will be deferred until such time as our quarterly Core FFO per share exceeds the 1.5% threshold, at which time all deferred amounts will be paid. The Core FFO test shall apply to each full calendar quarter following completion of this offering and shall terminate upon the earlier of (i) the second anniversary of the completion of this offering or (ii) our Core FFO, as defined in our Advisory Agreement, having equaled or exceeded 1.5% for a full calendar quarter. In the event that the quarterly Core FFO threshold is not met during the two year period following completion of this offering, none of the deferred advisory fee will be paid. We initially expect to make cash distributions between approximately 100% and 105% of our Core FFO.

(FF) Reflects the estimated costs to operate the entity as a public company comprised of insurance, directors, public reporting and other miscellaneous costs.

(GG) Reflects a pro rata portion of the expense of stock based compensation to be granted to the Advisor as part of the formation transactions for the periods presented. The expense will be amortized over the vesting period.

(HH) Reflects the reduction of interest expense from the anticipated repayment of mortgage debt upon consummation of this offering. Additionally, reflects the increase in interest expense for the periods presented on the $95 million and $23.5 million mortgage loans to be guaranteed by the OP as to certain “non-recourse covenants” and secured by a mortgage on the fee simple interest in the Cherry Creek Corporate Campus, City Center and Corporate Parkway properties and the AmberGlen properties. A secured revolving credit facility of $11 million is expected to be obtained following the formation. No interest expense is reflected from this loan in the pro forma as there is no anticipated draw-down under this agreement. Pro forma also reflects the amortization of the associated financing costs on the mortgage loans and the secured revolving credit facility for the periods presented.

City Office REIT, Inc.

Notes and Management’s Assumptions to Unaudited Pro Forma Consolidated Financial Statements

The following table details the pro forma interest expense:

Pro Forma Interest Expense
City Office Predecessor Interest Expense	$5,368,016
Full Year of Interest on new debt	1,182,231

6,550,247
Interest expense relating to mortgage debt to be repaid	(3,705,419)
Interest expense for New Mortgage Loan at 4.34%	4,123,000
Amortization of deferred financing costs	229,311

Net interest expense	$7,197,139

In connection with the prepayment of the mortgage loan secured by Cherry Creek Corporate Campus, City Center, Corporate Parkway and Central Fairwinds, $1.6 million of deferred financing costs will be written-off. Additionally prepayment costs of approximately $0.6 million will also be incurred.

(II)	Reflects noncontrolling interests in the loss of the operating partnership assuming that the noncontrolling interest represents 30.4% of the economic interest of the operating partnership.

(JJ)	The common units are exchangeable for common shares on a one for one basis. The income allocable to such common units is allocated on the same basis as the common shares and reflected as non-controlling interests in the Pro Forma Statement of Operations. As such, the assumed conversion of these units is not expected to have any net impact on the determination of diluted earnings per share. The total number of common shares that would exist on the exercise of this exchangeable feature would be as follows:

Number of common shares issued in this offering	8,533,625
Number of common units issued in the formation transaction	3,723,110
Total	12,256,735

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and Directors of City Office REIT, Inc. Predecessor

We have audited the accompanying combined balance sheets of City Office REIT, Inc. Predecessor as of December 31, 2013 and December 31, 2012 and the related combined statements of operations, changes in equity and cash flows for each of the years in the two year period ended December 31, 2013. In connection with our audit of the combined financial statements, we also have audited the financial statement schedule III for the year ended December 31, 2013. These combined financial statements and financial statement schedule III are the responsibility of City Office REIT, Inc. Predecessor management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of City Office REIT, Inc. Predecessor as of December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2013, in conformity with US generally accepted accounting principles. Also in our opinion, the related financial statement schedule III, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Vancouver, Canada

March 11, 2014

City Office REIT, Inc. Predecessor

Combined Balance Sheets

	December 31,
	2013	2012

Assets
Real estate properties, cost
Land	$30,164,513	$13,659,668
Building and improvement	62,908,338	24,380,754
Tenant improvement	14,590,971	8,204,156
Furniture, fixtures and equipment	198,114	11,679

	107,861,936	46,256,257
Accumulated depreciation	(7,735,450)	(4,084,425)

	100,126,486	42,171,832

Investments in unconsolidated entity	4,337,899	4,882,753
Cash and cash equivalents	7,127,764	3,106,616
Restricted cash	7,368,124	1,597,208
Rents receivable, net	4,680,284	2,275,774
Deferred financing costs, net of accumulated amortization	1,167,666	591,765
Deferred leasing costs, net of accumulated amortization	2,302,841	1,889,319
Acquired lease intangibles assets, net	14,400,755	4,002,289
Prepaid expenses and other assets	296,572	498,570
Deferred offering costs	1,830,950	—

Total Assets	$143,639,341	$61,016,126

Liabilities and Equity
Liabilities:
Mortgage loans payable	$109,916,430	$53,256,600
Accounts payable and accrued liabilities	2,997,191	594,080
Deferred rent	1,488,618	253,886
Tenant rent deposits	1,361,641	733,180
Acquired lease intangibles liability, net	167,346	168,518

Total Liabilities	115,931,226	55,006,264

Commitments and Contingencies (note 11)
Equity:
Owners’ equity	26,624,375	6,149,404
Noncontrolling interests	1,083,740	(139,542)

Total Equity	27,708,115	6,009,862

Total Liabilities and Equity	$143,639,341	$61,016,126

See accompanying notes to the combined financial statements.

City Office REIT, Inc. Predecessor

Combined Statements of Operations

	Years ended December 31,
	2013	2012

Revenues:
Rental income	$18,427,794	$9,991,712
Expense reimbursement	1,316,068	1,053,466
Other	746,716	471,280

Total Revenues	20,490,578	11,516,458

Operating Expenses:
Property operating expenses	6,021,287	4,109,993
Insurance	518,361	398,083
Property taxes	1,385,954	969,564
Property acquisition costs	1,479,292	212,765
Property management fees	539,460	571,420
Depreciation and amortization	7,775,219	3,956,204

Total Operating Expenses	17,719,573	10,218,029

Operating Income	2,771,005	1,298,429
Canadian offering costs	1,983,195	—
Interest expense, net	5,368,016	3,685,881
Equity in income of unconsolidated entity	(402,913)	(505,877)

Net Loss	(4,177,293)	(1,881,575)
Net Loss Attributable to Noncontrolling Interests	44,368	286,481

Net Loss Attributable to Predecessor	$(4,132,925)	$(1,595,094)

See accompanying notes to the combined financial statements.

City Office REIT, Inc. Predecessor

Combined Statements of Changes in Equity

	Owners	Noncontrolling Interests	Total
Balance—January 1, 2012	$16,902,575	$1,564,143	$18,466,718
Contributions	4,612,500	512,500	5,125,000
Distributions	(13,770,577)	(1,929,704)	(15,700,281)
Net loss	(1,595,094)	(286,481)	(1,881,575)

Balance—December 31, 2012	6,149,404	(139,542)	6,009,862
Contributions	26,107,313	1,365,000	27,472,313
Distributions	(1,499,417)	(97,350)	(1,596,767)
Net loss	(4,132,925)	(44,368)	(4,177,293)

Balance—December 31, 2013	$26,624,375	$1,083,740	$27,708,115

See accompanying notes to the combined financial statements.

City Office REIT, Inc. Predecessor

Combined Statements of Cash Flows

	Years ended December 31,
	2013	2012

Cash Flows from Operating Activities:
Net loss	$(4,177,293)	$(1,881,575)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,775,219	3,956,204
Amortization of deferred costs	318,464	613,353
Amortization of above/below market lease	521,232	276,913
Increase in straight-line rent	(2,329,595)	(1,156,240)
Equity in income of unconsolidated entity	(402,913)	(505,877)
Other professional fees	160,000	—
Canadian offering costs	1,983,195	—
Changes in non-cash working capital:
Restricted cash	(5,770,916)	(1,484,596)
Rents receivable, net	(74,915)	(242,705)
Prepaid expenses and other assets	424,521	(284,793)
Related party receivables	—	4,121,507
Accounts payable and accrued liabilities	1,169,590	55,245
Deferred rent	1,234,732	208,502
Tenant rent deposits	628,461	215,079

Net Cash Provided By Operating Activities	1,459,782	3,891,017

Cash Flows to Investing Activities:
Additions to real estate properties	(3,894,910)	(3,643,862)
Acquisition of real estate, net of cash assumed	(71,313,835)	(13,888,281)
Distributions from unconsolidated entity	947,767	1,392,255
Deferred leasing cost	(844,522)	(969,923)

Net Cash Used In Investing Activities	(75,105,500)	(17,109,811)

Cash Flows from Financing Activities:
Debt issuance cost	(769,365)	(885,518)
Proceeds from mortgage loans payable	57,777,338	41,925,021
Repayment of mortgage loans payable	(1,117,508)	(15,606,216)
Owners’ contributions	22,008,168	4,612,500
Contributions from noncontrolling interests	1,365,000	512,500
Owners’ distributions	(1,499,417)	(13,770,577)
Distributions to holders of noncontrolling interests in combined subsidiaries	(97,350)	(1,929,704)

Net Cash Provided By Financing Activities	77,666,866	14,858,006

Net Increase in Cash and Cash Equivalents	4,021,148	1,639,212
Cash and Cash Equivalents, Beginning of Year	3,106,616	1,467,404

Cash and Cash Equivalents, End of Year	$7,127,764	$3,106,616

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$4,813,188	$2,478,106

See accompanying notes to the combined financial statements.

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

1. Organization and Description of Business

City Office REIT, Inc. Predecessor (the “Predecessor”), represents the combination of the five properties outlined below (the “Properties”) and a 42.3% unconsolidated investment in an entity, Cherry Creek Campus (“Cherry Creek”), that owns an office complex containing three buildings located in Denver Colorado. The Predecessor does not represent a legal entity. The Predecessor and its related assets and liabilities are under common control and are expected to be contributed to a newly formed entity, City Office REIT, Inc., (“City Office”) in connection with a contemplated initial public offering (the “Offering”) in the United States of America.

City Office is a newly incorporated Maryland corporation formed on November 26, 2013 and has conducted no operations. City Office anticipates filing a registration statement with the Securities and Exchange Commissions in connection with the Offering. City Office will contribute the net proceeds of the Offering to City Office REIT Operating Partnership LP, a Maryland limited Liability partnership (the “Operating Partnership”) in exchange for common units in our Operating Partnership.

The Operating Partnership will use the net proceeds of the Offering to pay fees in connection with the assumption of the indebtedness; pay expenses incurred in connection with the Offering and the formation transactions; repay loans that were made to several of the contributing entities by certain investors in such entities, for general working capital purposes and to fund potential future acquisitions.

If this offering is successful, City Office intends that it will become a publicly owned corporation that elects and qualifies to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2014.

The Properties include:

City Center: The Predecessor holds a 90% interest in a property in St. Petersburg, Florida, acquired in December 2010.

Central Fairwinds: The Predecessor holds a 90% interest in a property in Orlando, Florida, acquired in May 2012.

AmberGlen: The Predecessor holds an 85% interest in a Limited Partnership that owns a property in Portland, Oregon, acquired in December 2009.

Washington Group Plaza: The Predecessor holds an 89.9% interest in a property in downtown Boise, Idaho, acquired in June 2013.

Corporate Parkway: The Predecessor holds a 100% interest in a property in Allentown, Pennsylvania, acquired in May 2013.

2. Summary of Significant Accounting Policies

Basis of Preparation

The Predecessor represents a combination of certain entities holding interests in real estate that are commonly controlled. Due to their common control, the financial statements of the separate entities which own the properties are presented on a combined basis.

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All significant intercompany balances and transactions have been eliminated in combination.

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

Variable interest entities (“VIE”) are accounted for within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” and are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is the enterprise that has the power to direct the activities that most significantly impact the variable interest entity’s economic performance and the obligation to absorb losses or the right to receive benefits of the variable interest entity that could be significant to the variable interest entity. Management has evaluated the applicability of ASC Topic 810 to its investments in Cherry Creek and determined that this entity is not a variable interest entity and that the Predecessor is not the primary beneficiary and, therefore, consolidation of this investment is not required. This investment is accounted for using the equity method of accounting.

Noncontrolling Interest

The Predecessor follows the provisions pertaining to noncontrolling interests of ASC Topic 810. A noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Among other matters, the noncontrolling interest standards require that noncontrolling interests be reported as part of equity in the combined balance sheet (separately from the controlling interest’s equity). The noncontrolling interest standards also require companies to disclose the changes in the noncontrolling interest in the statement of equity or in a separate note to the financial statements; and require that net income include earnings attributable to the noncontrolling interest with disclosure on the face of the statement of operations of the amounts attributable to the parent and to the noncontrolling interest.

Use of Estimates

Management has made a number of significant estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these combined financial statements in conformity with GAAP. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates when facts and circumstances dictate. The most significant estimates made include the recoverability of accounts receivable, allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed, the determination of VIEs and which entities should be consolidated, the determination of impairment of long-lived assets, loans receivable and equity method investments, valuation of derivative financial instruments and the useful lives of long-lived assets. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term investments with a maturity date of less than three months when acquired.

Restricted Cash

Restricted cash consists of cash held in escrow by lenders pursuant to certain lender agreements.

Rent Receivable, Net

The Predecessor continuously monitors collections from tenants and makes a provision for estimated losses based upon historical experience and any specific tenant collection issues that the Predecessor has identified. As of December 31, 2013 and 2012, the Predecessor’s allowance for doubtful accounts was not significant.

Business Combinations

The fair value of the real estate acquired, which includes the impact of fair value adjustments for assumed mortgage debt related to property acquisitions, is allocated to the acquired tangible assets, consisting of land, building and improvements and identified intangible assets and liabilities, consisting of the value of above-market and below-market

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

leases, other value of in place leases and value of tenant relationships, based in each case on their fair values. Acquisition costs are expensed as incurred in the accompanying combined statements of operations. Also, noncontrolling interests acquired are recorded at estimated fair market value.

The fair value of the tangible assets of an acquired property (which includes land, building and improvements and fixtures and equipment) is determined by valuing the property as if it were vacant. The “as-if-vacant” value is then allocated to land and building and improvements based on management’s determination of relative fair values of these assets. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions.

The fair value of above-market and below-market lease values are recorded based on the difference between the current in-place lease rent and management’s estimate of current market rents. Below-market lease intangibles are recorded as part of acquired lease intangibles liability and amortized into rental revenue over the non-cancelable periods and bargain renewal periods of the respective leases. Above-market leases are recorded as part of intangible assets and amortized as a direct charge against rental revenue over the non-cancelable portion of the respective leases.

The fair value of acquired in place leases are recorded based on the costs management estimates the Predecessor would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, management evaluates the time period over which such occupancy level would be achieved and includes an estimate of the net operating costs incurred during the lease-up period. Acquired in place leases are amortized on a straight-line basis over the term of the individual leases.

Revenue Recognition

The Predecessor recognizes lease revenue on a straight-line basis over the term of the lease. Certain leases allow for the tenant to terminate the lease, but the tenant must make a termination payment as stipulated in the lease. If the termination payment is in such an amount that continuation of the lease appears, at the time of lease inception, to be reasonably assured, then the Predecessor recognizes revenue over the term of the lease. The Predecessor has determined that for these leases, the termination payment is in such an amount that continuation of the lease appears, at the time of inception, to be reasonably assured. The Predecessor recognizes lease termination fees as revenue in the period received and writes off unamortized lease-related intangible and other lease-related account balances, provided there are no further Predecessor obligations under the lease. Otherwise, such fees and balances are recognized on a straight-line basis over the remaining obligation period with the termination payments being recorded as a component of rent receivable-deferred or deferred revenue on the combined balance sheets.

If the Predecessor funds tenant improvements and the improvements are deemed to be owned by the Predecessor, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. If the Predecessor determines that the tenant allowances are lease incentives, the Predecessor commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. The lease incentive is recorded as a deferred expense and amortized as a reduction of revenue on a straight-line basis over the respective lease term.

Recoveries from tenants for real estate taxes, insurance and other operating expenses are recognized as revenues in the period that the applicable costs are incurred. The Predecessor recognizes differences between estimated recoveries and the final billed amounts in the subsequent year. Final billings to tenants for real estate taxes, insurance and other operating expenses did not vary significantly as compared to the estimated receivable balances.

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

Real Estate Properties

Real estate properties are stated at cost less accumulated depreciation, except land. Depreciation is computed on the straight-line basis over estimated useful lives of:

Years
Buildings and improvements	29-50
Furniture, fixtures and equipment	4-7

Expenditures for maintenance and repairs are charged to operations as incurred.

Impairment of Real Estate Properties

Long-lived assets currently in use are reviewed periodically for possible impairment and will be written down to fair value if considered impaired. Long-lived assets to be disposed of are written down to the lower of cost or fair value less the estimated cost to sell. The Predecessor reviews its real estate properties for impairment when there is an event or a change in circumstances that indicates that the carrying amount may not be recoverable. The Predecessor measures and records impairment losses and reduces the carrying value of properties when indicators of impairment are present and the expected undiscounted cash flows related to those properties are less than their carrying amounts. In cases where the Predecessor does not expect to recover its carrying costs on properties held for use, the Predecessor reduces its carrying costs to fair value. Management does not believe that the values of its properties within the portfolio are impaired as of December 31, 2013 and 2012.

Investment in Unconsolidated Entity

The Predecessor accounts for its investment in the unconsolidated entity using the equity method as it does not exercise control over significant asset decisions such as buying, selling or financing nor is it the primary beneficiary under ASC Topic 810, as discussed above. Under the equity method, the Predecessor increases its investment balance by recording its proportionate share of net income and contributions and decreases its investment balance by recording its proportionate share of net loss and distributions.

The Predecessor reviews its investment in unconsolidated entity for other-than-temporary declines in market value when there is an event or a change in circumstances that indicates that the carrying amount may not be recoverable. In this analysis of fair value, the Predecessor uses a discounted cash flow analysis to estimate the fair value of its investment taking into account expected cash flow from operations, holding period and net proceeds from the dispositions of the property. Any decline that is not expected to be recovered is considered other than temporary and an impairment charge is recorded as a reduction in the carrying value of the investment. For the years ended December 31, 2013 and 2012, there were no impairment charges related to the Predecessor’s investment in unconsolidated entity.

Concentration of Credit Risk

The Predecessor places its temporary cash investments in high credit financial institutions. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time. The Predecessor has never experienced any losses related to these balances. All of the Predecessor’s noninterest-bearing cash balances were fully insured at December 31, 2012 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there was no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage has reverted to $250,000 per depositor at each financial institution, and the Predecessor’s noninterest-bearing cash balances may again exceed FDIC insured limits.

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

Income Tax

For U.S. federal income tax purposes, the Predecessor is treated as a partnership and all items of income and loss are attributable to the individual partner tax returns. Accordingly, no provision for federal income taxes has been made in these combined financial statements. However, the Predecessor is required to pay certain state and local entity level taxes which are expensed as incurred.

The Predecessor applies FASB ASC Topic 740 (“Topic 740”), Income Taxes, in accounting for income tax uncertainties. Topic 740 requires a company to recognize the tax benefits of certain tax positions only when the position is “more likely than not” to be sustained assuming examination by the revenue authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Management concluded as of December 31, 2013 and 2012 that the Predecessor did not have any liabilities for any uncertain tax positions. The Predecessor’s tax returns for the prior three years are subject to examination by U.S. federal and state revenue authorities. The Predecessor’s policy is to report any interest and penalties as a component of general and administrative expenses.

Derivative Instruments and Hedging Activities

The Predecessor records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on whether the Predecessor has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. The Predecessor has not elected to designate any instruments as a hedge under ASC 815-10.

As of December 31, 2013 and 2012, the Predecessor has interest rate cap swaps that are not designated as hedges. These derivatives are not speculative and are used to manage the Predecessor’s exposure to interest rate movements and other identified risks, but the Predecessor has elected not to designate these instruments in hedging relationships based on the provisions in ASC 815-10. The changes in fair value of derivatives not designated in hedging relationships have been recognized in earnings. Summarized below are the interest rate derivatives that were not designated as cash flow hedges and the fair value of all derivative assets and liabilities as of December 31, 2013 and 2012:

					Fair Value as of
Property	Type of Instrument	Notional amount	Maturity date	Effective rate	December 31, 2013	December 31, 2012
City Center	Interest Rate Swap	$15,000,000	June 2014	6.0%	$—	$3,000

Fair Value of Financial Instruments

ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

ASC 820-10 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Predecessor has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Predecessor’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Cash Equivalents, Restricted Cash, Accounts Receivable, Accounts Payable and Accrued Liabilities

The Predecessor estimates that the fair value approximates carrying value due to the relatively short-term nature of these instruments.

Interest Rate Swap

The majority of the inputs used to value the Company’s interest rate swap liability fall within Level 2 of the fair value hierarchy, such as observable market interest rate curves; however, the credit valuation associated with the interest rate swap liability utilizes Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Predecessor and its counterparties. As of December 31, 2013 and 2012, the Predecessor determined that the credit valuation adjustment relative to the overall interest rate swap liability is not significant. As a result, the entire interest rate swap liability has been classified in Level 2 of the fair value hierarchy.

Mortgage Loans Payable

The Predecessor determines the fair value of its fixed rate debt based on a discounted cash flow analysis using a discount rate that approximates the current borrowing rates for instruments of similar maturities. Based on this, the Predecessor has determined that the fair value of these instruments was $88,500,000 and $35,715,000 as of December 31, 2013 and 2012, respectively. Although the Predecessor has determined that the majority of the inputs used to value its fixed rate debt fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its fixed rate debt utilize Level 3 inputs, such as estimates of current credit spreads. Accordingly, mortgage loans payable have been classified as Level 3 fair value measurements.

The Predecessor estimates the fair value of its variable mortgage loan payable approximates its carrying value due to the variable nature of the debt.

Deferred Costs

Fees and costs paid in the successful negotiation of leases are deferred and amortized on a straight-line basis over the terms of the respective leases. Fees and costs incurred in connection with obtaining financing are deferred and amortized over the term of the related debt obligation.

Accumulated amortization of deferred leasing costs as of December 31, 2013 and 2012 was $953,065 and $509,676 respectively.

Deferred offering costs

Deferred offering costs represent fees and costs directly associated with the offering and related formation transaction. These costs have been paid by an entity under common control. As these costs have not been reimbursed to the entity under common control, the Predecessor has recorded these amounts as an owners’ contribution to equity.

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

Segment Reporting

The Predecessor operates in one industry segment, commercial real estate.

New Accounting Pronouncements

During February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. ASU is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on the Company’s financial condition or results of operations.

3. Rents Receivable, Net

The Company’s rents receivable is comprised of the following components:

	December 31, 2013	December 31, 2012

Billed receivables	$343,785	$268,870
Straight-line receivables	4,336,499	2,006,904

Total rents receivable	$4,680,284	$2,275,774

Substantially all of these assets have been pledged as collateral for mortgage loans payable (see Note 7).

4. Acquisition

During the years ended December 31, 2013 and 2012, the Predecessor acquired the following properties:

Property	Date Acquired	Percentage Owned
Central Fairwinds	May 2012	90%
Corporate Parkway	May 2013	100
Washington Group Plaza	June 2013	89.9

The above acquisitions have been accounted for as business combinations.

The following table summarizes the Company’s allocations of the purchase prices of assets acquired and liabilities assumed during the years ended December 31, 2013 and 2012:

	Washington Group Plaza	Corporate Parkway	Total December 31, 2013
Land	$12,748,491	$3,756,354	$16,504,845
Building and improvements	17,999,655	18,579,817	36,579,472
Tenant improvements	2,717,043	1,909,302	4,626,345
Prepaid expenses and other assets	217,170	5,353	222,523
Deferred leasing costs	12,492	—	12,492
Acquired intangible assets	10,470,441	4,149,174	14,619,615
Accounts payable and accrued liabilities	(1,233,521)	—	(1,233,521)
Acquired intangible liabilities	(17,936)	—	(17,936)

Total consideration	$42,913,835	$28,400,000	$71,313,835

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

December 31, 2012 Central Fairwinds
Land	$1,746,721
Building and improvements	9,073,245
Tenant improvements	677,821
Prepaid expenses and other assets	57,417
Acquired intangible assets	2,644,796
Accounts payable and accrued liabilities	(311,719)

Total consideration	$13,888,281

The Predecessor recognized expenses relating to acquisition of $1,479,292, and $212,765 for the years ended December 31, 2013 and 2012, respectively.

The operating results of the acquired properties since the dates of their respective acquisition have been included in the Predecessor’s combined financial statements. The following table presents the results of the properties operations since the date of acquisition on a stand-alone basis:

	December 31, 2013	December 31, 2012
Revenues
Central Fairwinds	$2,931,901	$2,608,056
Corporate Parkway	2,009,568	—
Washington Group Plaza	5,145,114	—

Operating expenses, excluding depreciation and amortization
Central Fairwinds	$1,828,527	$1,536,172
Corporate Parkway	1,084,575	—
Washington Group Plaza	2,675,233	—

Depreciation and amortization
Central Fairwinds	$1,042,786	$753,025
Corporate Parkway	1,496,738	—
Washington Group Plaza	2,313,444	—

Income (loss) from operations
Central Fairwinds	$60,588	$318,859
Corporate Parkway	(571,745)	—
Washington Group Plaza	156,437	—

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

The following table presents the Corporate Parkway and Washington Group Plaza’s unaudited revenues and income from continuing operations on a pro forma basis as if the Predecessor had completed the acquisition of the properties as of January 1, 2012:

	December 31, 2013 (Unaudited)	December 31, 2012 (Unaudited)
Total revenues as reported by the Predecessor	$20,490,578	$11,516,458
Plus: Corporate Parkway	1,130,919	3,013,034
Washington Group Plaza	3,856,118	8,983,513

Proforma total revenues	$25,477,615	$23,513,005

Total operating income as reported by the Predecessor	$2,771,005	$1,298,429
Property acquisition costs	—	(1,479,292)
Plus: Corporate Parkway	211,499	587,805
Plus: Washington Group Plaza	841,506	331,962

Proforma operating income	$3,824,010	$738,904

No pro forma information is provided for Central Fairwinds for the year ended December 31, 2012 due to the lack of information provided by the seller.

5. Lease Intangibles

Lease intangibles and the value of assumed lease obligations as of December 31, 2013, and December 31, 2012 were comprised as follows:

December 31, 2013	Above Market Leases	In Place Leases	Leasing Commissions	Total	Below Market Leases	Below Market Ground Lease	Total
Cost	$3,043,030	$15,731,887	$5,447,198	$24,222,115	$(168,904)	$(138,218)	$(307,122)
Accumulated Amortization	(1,306,326)	(6,733,891)	(1,781,143)	(9,821,360)	123,567	16,209	139,776

	$1,736,704	$8,997,996	$3,666,055	$14,400,755	$(45,337)	$(122,009)	$(167,346)

December 31, 2012	Above Market Leases	In Place Leases	Leasing Commissions	Total	Below Market Leases	Below Market Ground Lease	Total
Cost	$1,839,335	$6,027,484	$1,735,686	$9,602,505	$(150,968)	$(138,218)	$(289,186)
Accumulated Amortization	(765,985)	(3,902,265)	(931,966)	(5,600,216)	108,469	12,199	120,668

	$1,073,350	$2,125,219	$803,720	$4,002,289	$(42,499)	$(126,019)	$(168,518)

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

The estimated aggregate amortization expense for lease intangibles for the five succeeding years and in the aggregate are as follows:

	Above Market Leases	In Place Leases	Leasing Commissions	Total	Below Market Leases	Below Market Ground Lease	Total
2014	$579,905	$3,412,297	$1,200,127	$5,192,329	$(16,454)	$(4,011)	$(20,465)
2015	543,010	2,580,918	1,137,079	4,261,007	(16,454)	(4,011)	(20,465)
2016	315,073	2,454,341	697,689	3,467,103	(9,382)	(4,011)	(13,393)
2017	145,904	550,440	298,369	994,713	(3,047)	(4,011)	(7,058)
2018	79,776	—	170,344	250,120	—	(4,011)	(4,011)
Thereafter	73,036	—	162,447	235,483	—	(101,954)	(101,954)

	$1,736,704	$8,997,996	$3,666,055	$14,400,755	$(45,337)	$(122,009)	$(167,346)

6. Investment in Unconsolidated Entity

In July 2011, the Predecessor acquired a 42.3% ownership interest in Cherry Creek. The financial information summary of Cherry Creek is presented below:

	December 31, 2013	December 31, 2012
Assets:
Real estate, at cost
Land	$21,295,615	$21,295,615
Building	14,278,948	14,278,948
Tenant improvement	5,651,091	5,614,715

	41,225,654	41,189,278
Accumulated depreciation	(3,910,737)	(2,300,946)

Real estate, net	37,314,917	38,888,332
Cash and cash equivalents	969,732	236,404
Restricted cash	58,179	72,369
Accounts receivable	1,060,297	692,829
Related party receivable	—	1,463,791
Deferred costs	45,533	136,597
Deferred leasing costs, net	1,710,128	—
Acquired lease intangibles, net	5,599,044	6,713,644
Prepaid expenses and other assets	56,874	61,026

Total Assets	$46,814,704	$48,264,992

Liabilities:
Mortgage loan payable	$36,000,000	$36,000,000
Accounts payable and accrued expenses	293,045	164,632
Acquired lease intangibles, net	76,424	98,523
Tenant rent deposits	133,986	133,986
Other liabilities	—	314,856
Deferred rent	47,849	—

Total liabilities	36,551,304	36,711,997

Members’ Equity	10,263,400	11,552,995

Total Liabilities & Members Equity	$46,814,704	$48,264,992

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

	Year ended December 31,
	2013	2012

Operating revenues	$6,710,132	$6,661,188
Operating expenses	4,901,802	4,471,733
Interest	854,689	992,114

Net income	$953,641	$1,197,341

Amount recorded in equity in income	$402,913	$505,877

The Cherry Creek property is pledged as security for a loan with an outstanding balance of $36 million as of December 31, 2013. Cherry Creek entered into an interest rate swap with a notional amount of $36 million to limit its exposure to fluctuations in the interest rate on this variable rate mortgage and this interest rate swap matured on August 1, 2013.

The Cherry Creek property was cross collateralized with $12,575,167 of indebtedness as of December 31, 2012. This indebtedness was repaid in December 2013. In addition, Cherry Creek and a related party were both counterparties to an interest rate swap contract with a third party financial institution, and the estimated fair value of this swap was $116,135 as of December 31, 2012. This swap was not recorded in these financial statements, but the Predecessor would have been responsible for making payments under this swap agreement had the other related party not made the required payment. The swap had a notional amount of $9 million with a maturity date of July 22, 2014. This swap was terminated in December 2013.

7. Mortgage Loans Payable

The following table summarizes the Predecessor’s secured indebtedness as of December 31, 2013 and December 31, 2012:

Property	December 31, 2013	December 31, 2012	Interest Rate as of December 31, 2013		Maturity
City Center (1)	$22,333,938	$19,756,600	6.00	% (2)	June 2014	(3)
Central Fairwinds (4)	10,000,000	10,000,000	6.25%		October 2015
AmberGlen	23,500,000	23,500,000	6.25%		July 2017	(5)
Corporate Parkway (4)	19,133,333	—	7.25%		April 2016	(6)
Washington Group Plaza (7)	34,949,159	—	3.848%		July 2018

Total	$109,916,430	$53,256,600

All interest rates are fixed interest rates with the exception of City Centre as explained in footnote (2) below.

(1)	Interest payable monthly plus monthly principal payment of $20,000.
(2)	Interest rate is equal to a floating rate per annum equal to LIBOR plus 4%, but in no event shall the interest rate be lower than six percent (6%).
(3)	In November 2013, the Predecessor exercised its option to extend the maturity date of the loan, for a six month period. The Predecessor has one and a half year of additional extension option.
(4)	Interest only payable monthly, principal due on maturity.
(5)	The Predecessor has the option to extend the debt to July 2022.
(6)	With extension option of three consecutive terms of one year.
(7)	Interest payable monthly plus principal based on 360 months of amortization.

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

The scheduled principal repayments of mortgage payable as of December 31, 2013 are as follows:

2014	$22,961,366
2015	10,652,349
2016	43,307,899
2017	705,054
2018	32,289,762
Thereafter	—

$109,916,430

8. Noncontrolling Interests

The following table summarizes the noncontrolling interests as of December 31, 2013 and December 31, 2012:

	December 31, 2013	December 31, 2012
City Center	$58,147	$118,263
Central Fairwinds	434,810	498,955
AmberGlen	(707,889)	(756,760)
Washington Group Plaza	1,298,672	—

	$1,083,740	$(139,542)

9. Related Party Transactions

Property Management Fees

Four of the properties, City Center, Central Fairwinds, AmberGlen, and Washington Group Plaza engaged related parties to perform asset and property management services for a fee ranging from 1.75% to 3.5% of gross revenue.

In addition to the base property management fee of 1.75%, paid to the related party for property management at Washington Group Plaza, the property manager is also entitled to an additional management fee equal to the greater of 1% of gross revenue or 15% of net operating income in excess of $5.0 million in 2013, $5.5 million in 2014 and $5.6 million in 2015.

The costs of these services, aggregating $539,460 and $571,420 for the years ended December 31, 2013 and 2012, respectively, were recorded as Property management fees on the accompanying combined statements of operations.

Deferred and Canadian Offering Costs

Deferred offering costs and deferred financing costs directly associated with the offering and related formation transactions of $1,830,950 and $125,000 respectively as of December 31, 2013 have been paid by an entity under common control. As these costs have not been reimbursed to the entity under common control, the Predecessor has recorded these amounts as an owners’ contribution to equity.

Canadian offering costs of $1,983,195 were incurred in connection with the potential Canadian public offering, which the Predecessor decided not to file with the Toronto Stock Exchange. These costs were recorded in the combined statement of operations for the year ended December 31, 2013 and have been paid by an entity under common control. As these costs have not been reimbursed to the entity under common control, the Predecessor has recorded these amounts as an owners’ contribution to equity.

Other professional fees not incremental to the offering of $160,000 have been paid by an entity under common control. As these costs have not been reimbursed to the entity under common control, the Predecessor has recorded these amounts as an owners’ contribution to equity.

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

10. Future Minimum Rent Schedule

Future minimum lease payments to be received as of December 31, 2013 under noncancellable operating leases for the next five years and thereafter are as follows:

2014	$22,193,033
2015	22,367,600
2016	15,694,478
2017	8,279,781
2018	5,056,811
Thereafter	10,106,308

$83,698,011

The above minimum lease payments to be received do not include reimbursements from tenants for certain operating expenses and real estate taxes and do not include early termination payments provided for in certain leases.

One state government tenant has the currently exercisable right to terminate its lease if the state does not appropriate rent in its annual budgets. The Predecessor has determined that the occurrence of the government tenant not appropriating the rent in its annual budget is a remote contingency and accordingly recognizes lease revenue on a straight-line basis over the respective lease term. This tenant represents approximately 7.9% of our total future minimum lease payments as of December 31, 2013.

11. Commitments and Contingencies

Property Management Fees

In June 2013, Washington Group Plaza engaged a third party to perform asset and management services equal to the greater of 1.75% of gross revenue or $10,000 per month and an incentive commission equal to the lesser of (a) 15% of net operating income in excess of $5 million in 2013, $5.45 million in 2014 and $5.6 million in 2015; or (b) 1% of all monthly gross revenue. The asset and management agreement has an initial term of three years and will automatically renew for successive two year periods.

Fees under this agreement were $90,745 for the year ended December 31, 2013 and are included recorded as management fees on the accompanying combined statements of operations.

Other

The Predecessor is obligated under certain tenant leases to fund tenant improvements and the expansion of the underlying leased properties.

Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of certain hazardous or toxic substances disposed, stored, generated, released, manufactured or discharged from, on, at, under, or in a property. As such, the Predecessor may be potentially liable for costs associated with any potential environmental remediation at any of its’ formerly or currently owned properties.

The Predecessor believes that it is in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances. Management is not aware of any environmental liability that it believes would have a material adverse impact on the Predecessor’s financial position or results of operations. Management is unaware of any instances in which the Predecessor would incur significant environmental costs if any or all properties were sold, disposed of or abandoned. However, there can be no assurance that any such non-compliance, liability, claim or expenditure will not arise in the future.

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

The Predecessor is involved from time to time in lawsuits and other disputes which arise in the ordinary course of business; however, as of December 31, 2013 management believes that these matters will not have a material adverse effect, individually or in the aggregate, on the Predecessor’s financial position or results of operations.

12. Subsequent Events

On January 2, 2014, the Predecessor acquired the remaining 57.7% ROC-SCCP Cherry Creek I, LP (“Cherry Creek”) it did not already own for $12.02 million. The acquisition was financed through a new $50 million mortgage loan, the proceeds of which were used to repay $36 million of existing debt of Cherry Creek, fund the payment of $12.02 million to the seller, pay $1.2 million of deferred financing costs and $0.8 million in transactions costs. The new $50 million mortgage bears interest at 5% per year and matures in January 2016. In accordance with Financial Accounting Standards Board, or “FASB”, ASC 805-10 “Business Combinations”, the assets and liabilities acquired will be recorded at their fair values on the acquisition date. The purchase price allocation on a preliminary basis, and the resulting impact on the Predecessor’s equity, is as follows:

Land	$25,745,012
Building and improvements	20,144,126
Lease intangible asset	12,009,085
Lease intangible liability	(249,409)
Net working capital assumed	(815,378)

56,833,436
Mortgage loan obtained in connection with acquisition	(50,000,000)
Elimination of investment in Cherry Creek	(4,337,899)
Deferred financing costs	1,172,764

Net increase in equity	$3,668,301

As a result of the acquisition, in 2014 the Predecessor will recognize a gain of $4.47 million on its 42.3% equity holding in Cherry Creek. The increase in equity represents the gain on the 42.3% equity investment in Cherry Creek held by the Predecessor less $0.8 million in transaction costs which will be expensed.

City Office REIT, Inc. Predecessor

Notes to Combined Financial Statements

City Office REIT, Inc. Predecessor

SCHEDULE III – REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION

December 31, 2013

(In Thousands)

Description		Initial Cost to Predecessor		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried as of December 31, 2013			Accumulated Amortization	Date of Construction	Date Acquired	Depreciation Life For Latest Income Statement
	Encumbrances	Land	Buildings and Improvements	Improvements	Land	Building and Improvements	Total
AmberGlen	$23,500	$8,790	$5,705	$2,882	$8,790	$8,587	$17,377	$2,803	1984-1998	December 2009	50 Years
City Center	22,334	3,123	10,656	6,226	3,123	16,882	20,005	2,500	1984	December 2010	40 Years
Central Fairwinds	10,000	1,747	9,751	832	1,747	10,583	12,330	780	1982	May 2012	40 Years
Washington Group Plaza	34,949	12,748	20,716	440	12,748	21,156	33,904	896	1970-1982	June 2013	29 Years
Corporate Parkway	19,133	3,757	20,489	—	3,757	20,489	24,246	756	2006	May 2013	43 Years

	$109,916	$30,165	$67,317	$10,380	$30,165	$77,697	$107,862	$7,735

(1)	The aggregate cost for Federal tax purposes as of December 31, 2013 of our real estate assets was $135,994.

(2)	A summary of activity for real estate and accumulated depreciation for the year ended December 31, 2013 and 2012 is as follows:

	2013	2012
Real Estate Properties
Balance, beginning of year	$46,256	$31,115
Acquisitions	57,710	11,498
Capital improvements	3,896	3,643

Balance, end of year	$107,862	$46,256

Accumulated depreciation
Balance, beginning of year	$4,084	$2,384
Depreciation	3,651	1,700

Balance, end of year	$7,735	$4,084

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder of City Office REIT, Inc.

We have audited the accompanying balance sheet of City Office REIT, Inc. as of December 31, 2013. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of City Office REIT, Inc. as of December 31, 2013 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Vancouver, Canada

March 6, 2014

CITY OFFICE REIT, INC.

BALANCE SHEET

As of December 31, 2013

ASSETS
Cash and cash equivalent	$1,000

Total assets	$1,000

STOCKHOLDERS’ EQUITY
Common stock, $0.01 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	$10
Additional paid in capital	990

Total stockholders’ equity	$1,000

See accompanying notes to balance sheet.

CITY OFFICE REIT, INC.

NOTES TO BALANCE SHEET

As of December 31, 2013

1. Organization

City Office REIT, Inc. (the “Company”) is a newly organized Maryland corporation formed on November 26, 2013 and has conducted no operations. The Company anticipates filing a registration statement with the Securities and Exchange Commission with respect to a proposed initial public offering (the “Offering”) of shares of its common stock. The Company will contribute the net proceeds of the Offering to City Office REIT Operating Partnership, L.P., a Maryland limited partnership (the “Operating Partnership”), in exchange for common units of partnership interest of the Operating Partnership. The Company’s interest in the Operating Partnership will entitle the Company to share in cash distributions from, and allocations of profits and losses of, the Operating Partnership in proportion to the Company’s percentage ownership of common units. As the sole general partner of the Operating Partnership, the Company will have the exclusive power under the partnership agreement to manage and conduct the Operating Partnership’s business, subject to limited approval and voting rights of the limited partners. Accordingly, the Company will consolidate the Operating Partnership.

The Operating Partnership will use a portion of the net proceeds of the Offering to acquire a controlling ownership interest in six office properties. The office properties are located in the metropolitan areas of Boise (ID), Denver (CO), Portland (OR), Tampa (FL), Allentown (PA) and Orlando (FL). In addition, the Operating Partnership will use a portion of the net proceeds of the Offering to pay expenses incurred in connection with the Offering and the formation transactions, for general working capital purposes and to fund future acquisitions.

The Company intends to elect to be taxed and to operate in a manner that will allow it to qualify as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2014.

2. Summary of Significant Accounting Policies

Basic of Presentation

The balance sheet has been prepared by management in accordance with United States generally accepted accounting principles.

Income Taxes

Subject to qualification as a REIT, the Company will be permitted to deduct distributions paid to its stockholders, eliminating the U.S. federal taxation of income represented by such distributions at the Company level.

REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Offering Costs

Costs related to the Offering and related formation transactions that have been paid by the Company’s predecessor will be reimbursed from the proceeds of the Offering.

REPORT OF INDEPENDENT AUDITORS

To the Partners and Directors of City Office REIT, Inc. Predecessor

We have audited the accompanying financial statements of ROC-SCCP Cherry Creek I, LP, which comprise the balance sheets as of December 31, 2013 and December 31, 2012, and the related statements of operations, changes in partners’ capital and cash flows for each of the years in the two year period ended December 31, 2013 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ROC-SCCP Cherry Creek I, LP as of December 31, 2013 and December 31, 2012, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2013, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Vancouver, Canada

March 11, 2014

ROC-SCCP CHERRY CREEK I, LP

BALANCE SHEETS

	December 31,
	2013	2012

Assets
Real estate, at cost
Land	$21,295,615	$21,295,615
Building and improvement	14,278,948	14,278,948
Tenant improvement	5,651,091	5,614,715

	41,225,654	41,189,278
Accumulated depreciation	(3,910,737)	(2,300,946)

	37,314,917	38,888,332

Cash and cash equivalents	969,732	236,404
Restricted cash	58,179	72,369
Rents receivable, net	1,060,297	692,829
Related party receivable	—	1,463,791
Deferred financing costs, net	45,533	136,597
Deferred leasing costs, net	1,710,128	—
Acquired lease intangibles, net	5,599,044	6,713,644
Prepaid expenses and other assets	56,874	61,026

Total Assets	$46,814,704	$48,264,992

Liabilities and Partners’ Capital
Liabilities
Mortgage loan payable	$36,000,000	$36,000,000
Accounts payable and accrued liabilities	293,045	164,632
Acquired lease intangibles liability, net	76,424	98,523
Other liabilities	—	314,856
Tenant rent deposits	133,986	133,986
Deferred rent	47,849	—

Total Liabilities	36,551,304	36,711,997

Commitments and Contingencies (note 8)
Partners’ Capital	10,263,400	11,552,995

Total Liabilities and Partners’ Capital	$46,814,704	$48,264,992

See accompanying notes to the financial statements.

ROC-SCCP CHERRY CREEK I, LP

STATEMENTS OF OPERATIONS

	Years ended December 31,
	2013	2012
Revenues
Rental income	$6,037,414	$5,982,703
Expense reimbursement	660,238	626,953
Other	12,480	51,532

Total Revenues	6,710,132	6,661,188
Operating Expenses
Property operating expenses	1,809,212	1,587,257
Insurance	38,960	34,305
Property taxes	174,674	74,978
Property management fees	125,865	125,739
Depreciation and amortization	2,753,091	2,649,454

Total Operating Expenses	4,901,802	4,471,733
Operating Income	1,808,330	2,189,455
Interest expense, net	854,689	992,114

Net Income	$953,641	$1,197,341

See accompanying notes to the financial statements.

ROC-SCCP CHERRY CREEK I, LP

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

Balance—January 1, 2012	$13,654,229
Contributions	—
Distributions	(3,298,575)
Net income	1,197,341

Balance—December 31, 2012	11,552,995
Contributions	—
Distributions	(2,243,236)
Net income	953,641

Balance—December 31, 2013	$10,263,400

See accompanying notes to the financial statements.

ROC-SCCP CHERRY CREEK I, LP

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2013	2012
Cash Flows from Operating Activities:
Net income	$953,641	$1,197,341
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,753,091	2,649,454
Amortization of financing costs	91,064	91,065
Amortization, net of above/below market leases	29,543	29,543
Increase in straight-line rent	(335,890)	(375,077)
Change in fair value of interest rate swap	(124,532)	(22,650)
Changes in non-cash working capital:
Restricted cash	14,190	(72,369)
Rents receivable, net	(31,578)	(41,797)
Related party receivable	1,463,791	(1,386,617)
Prepaid expenses and other assets	4,152	97,665
Accounts payable and accrued liabilities	128,413	(144,547)
Deferred rent	47,849	—
Other liabilities	(190,324)	—

Net Cash Provided By Operating Activities	4,803,410	2,022,011

Cash Flows from Investing Activities:
Additions to real estate properties	(36,376)	(328,053)
Deferred leasing costs	(1,790,470)	—

Net Cash Used In Investing Activities	(1,826,846)	(328,053)

Cash Flows from Financing Activities:
Distributions	(2,243,236)	(3,298,575)

Net Cash Used In Financing Activities	(2,243,236)	(3,298,575)

Net Increase (Decrease) in Cash and Cash Equivalents	733,328	(1,604,617)
Cash and Cash Equivalents, Beginning of Year	236,404	1,841,021

Cash and Cash Equivalents, End of Year	$969,732	$236,404

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$759,963	$963,093

See accompanying notes to the financial statements.

ROC-SCCP CHERRY CREEK I, LP

NOTES TO FINANCIAL STATEMENTS

1. Organization and Description of Business

The ROC-SCCP Cherry Creek I LP, a Delaware limited partnership company (the “Company”), was formed on July 21, 2011 (inception) to acquire certain real property, consisting of a three building office complex together with all improvements located thereon and parking spaces, in Glendale Colorado, commonly known as Campus at Cherry Creek (the “Property”).

The partners of the Company are ROC-SCCP Cherry Creek Investors, LP (“ROC-SCCP Investors”), as the investor partner, and ROC-SCCP Cherry Creek GP, LLC, as general partner. ROC-SCCP Investors is 42.3% owned by Second City Capital Partners II Limited Partnership (“Second City”).

In connection with the proposed public offering of City Office REIT, Inc. (“City Office”), City Office is expected to purchase the Property from Second City upon consummation of the offering.

The Company will terminate on December 31, 2060 or sooner in accordance with the terms of the limited partnership agreement.

The Company acquired the Property on July 22, 2011. The acquisition has been accounted for as a business combination in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. The purchase price was allocated to the acquired assets and liabilities based on the estimated fair value of the acquired assets at the date of acquisition.

The following table summarizes the Company’s allocations of the purchase price of assets acquired and liabilities assumed:

Land	$21,295,615
Building and improvements	19,410,364
Leasing commissions	2,926,150
In place lease	5,107,376
Above-market lease	305,575
Below-market lease	(130,750)
Accounts payable and accrued liabilities	(378,843)

Total consideration	$48,535,487

The Company recognized expenses relating to acquisition of $679,319 for the period from July 21, 2011 (inception) to December 31, 2011.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying financial statements have been prepared from the records and accounts of the Company, which are maintained under accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

Management has made a number of significant estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these financial statements in conformity with GAAP. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates when facts

ROC-SCCP CHERRY CREEK I, LP

NOTES TO FINANCIAL STATEMENTS

and circumstances dictate. The most significant estimates made include the recoverability of accounts receivable, allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed, the determination of impairment of long-lived assets, valuation of derivative financial instruments and the useful lives of long-lived assets. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term investments with a maturity date of less than three months when acquired.

Restricted Cash

Restricted cash consists of cash held in escrow by lenders pursuant to certain lender agreements.

Rent Receivable, Net

The Company continuously monitors collections from tenants and makes a provision for estimated losses based upon historical experience and any specific tenant collection issues that the Company has identified. As of December 31, 2013 and 2012, the Company’s allowance for doubtful accounts was not significant.

Business Combinations

The fair value of the real estate acquired, which includes the impact of fair value adjustments for assumed mortgage debt related to property acquisitions, is allocated to the acquired tangible assets, consisting of land, building and improvements and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values. Acquisition costs are expensed as incurred and are included in property operating expense in the accompanying statements of operations.

The fair value of the tangible assets of an acquired property (which includes land, building and improvements and fixtures and equipment) is determined by valuing the property as if it were vacant. The “as-if-vacant” value is then allocated to land and building and improvements based on management’s determination of relative fair values of these assets. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions.

The fair value of above-market and below-market lease values are recorded based on the difference between the current in place lease rent and management’s estimate of current market rents. Below-market lease intangibles are recorded as part of acquired lease intangibles liability and amortized into rental revenue over the non-cancelable periods and bargain renewal periods of the respective leases. Above-market leases are recorded as part of intangible assets and amortized as a direct charge against rental revenue over the non-cancelable portion of the respective leases.

The fair value of acquired in place leases are recorded based on the costs management estimates the Company would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, management evaluates the time period over which such occupancy level would be achieved and includes an estimate of the net operating costs incurred during the lease-up period. Acquired in-place leases are amortized on a straight-line basis over the term of the individual leases.

ROC-SCCP CHERRY CREEK I, LP

NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

The Company recognizes lease revenue on a straight-line basis over the term of the lease. One state government tenant has the currently exercisable right to terminate its lease if the state does not appropriate rent in its annual budget. The Company has determined that the occurrence of the government tenant not appropriating the rent in its annual budget is a remote contingency and accordingly recognizes lease revenue on a straight-line basis over the respective lease term. Certain leases allow for the tenant to terminate the lease, but the tenant must make a termination payment as stipulated in the lease. If the penalty on the lessee is in such an amount that continuation of the lease appears, at the time of lease inception, to be reasonably assured, then the Company recognizes revenue over the term of the lease. The Company has determined that for these leases, the termination payment is in such an amount that continuation of the lease appears, at the time of inception, to be reasonably assured. The Company recognizes lease termination fees as rental revenue in the period received and writes off unamortized lease-related intangible and other lease-related account balances, provided there are no further Company obligations under the lease. Otherwise, such fees and balances are recognized on a straight-line basis over the remaining obligation period with the termination payments being recorded as a component of rent receivable-deferred or deferred revenue on the balance sheets.

If the Company funds tenant improvements and the improvements are deemed to be owned by the Company, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. If the Company determines that the tenant allowances are lease incentives, the Company commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. The lease incentive is recorded as a deferred expense and amortized as a reduction of revenue on a straight-line basis over the respective lease term.

Recoveries from tenants for real estate taxes, insurance and other operating expenses are recognized as revenues in the period that the applicable costs are incurred. The Company recognizes differences between estimated recoveries and the final billed amounts in the subsequent year. Final billings to tenants for real estate taxes, insurance and other operating expenses did not vary significantly as compared to the estimated receivable balances.

Real Estate Properties

Real estate properties are stated at cost less accumulated depreciation, except land. Construction in progress includes costs for significant property expansion and redevelopment. Depreciation is computed on the straight-line basis over estimated useful lives of:

Years
Buildings	20
Tenant improvements	6-10
Site improvements	7
Furniture, fixtures and equipment	5

Expenditures for maintenance and repairs are charged to operations as incurred.

Impairment of Real Estate Properties

Long-lived assets currently in use are reviewed periodically for possible impairment and will be written down to fair value if considered impaired. Long-lived assets to be disposed of are written down to the lower of cost or fair value less the estimated cost to sell. The Company reviews its real estate properties for impairment when there is an event or a change in circumstances that indicates that the carrying amount may not be recoverable. The Company measures and records impairment losses and reduces the carrying value of property when indicators of impairment are present and the expected undiscounted cash flows related to the property are less than its carrying amount. In cases where the Company does not expect to recover its carrying costs on property held for use, the Company reduces its carrying costs to fair value. Management does not believe that the value of the property is impaired as of December 31, 2013 and December 31, 2012.

ROC-SCCP CHERRY CREEK I, LP

NOTES TO FINANCIAL STATEMENTS

Concentration of Credit and Tenant Risk

The Company places its temporary cash investments in high credit financial institutions. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time. The Company has never experienced any losses related to these balances. All of the Company’s noninterest-bearing cash balances were fully insured as of December 31, 2012 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there was no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the Company’s noninterest-bearing cash balances may again exceed FDIC insured limits.

The State of Colorado is our largest tenant and was responsible for approximately $5,688,300 and $5,565,000 of rental income for the years ended December 31, 2013 and 2012, respectively.

Income Tax

For U.S. income tax purposes, the Company is treated as a partnership and all items of income and loss are attributable to the partners. Accordingly, no provision for U.S. federal income taxes has been made in these financial statements. However, the Company is required to pay certain state and local entity level taxes which are expensed as incurred.

The Company’s tax returns for the prior three years are subject to examination by U.S. federal and state revenue authorities. The Company’s policy is to report any interest and penalties as a component of general and administrative expenses.

Derivative Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. The Company has not elected to designate any instruments as a hedge under ASC 815-10.

To manage its exposure to the variable interest rate risk of its mortgage loan payable, the Company entered into an interest rate swap agreement. This derivative was not speculative and is used to manage the Company’s exposure to interest rate movements and other identified risks, but the Company elected not to designate this instrument in hedging relationships based on the provisions in ASC 815-10, Derivatives and Hedging. Accordingly, changes in fair value of this derivative were recognized in earnings.

Summarized below is the interest rate derivative that was not designated as cash flow hedge and the fair value of the derivative asset and liability as of December 31, 2012:

Type of Instrument	Notional amount	Maturity date	Strike rate	Estimated fair Market Value December 31, 2012
Interest Swap	$36,000,000	August 1, 2013	0.73%	$(124,532)

There were no derivatives outstanding as of December 31, 2013.

Fair Value of Financial Instruments

ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

ASC 820-10 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in

ROC-SCCP CHERRY CREEK I, LP

NOTES TO FINANCIAL STATEMENTS

pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company estimates that the fair value of cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying value due to the relatively short-term nature of these instruments. The Company estimates the fair value of its mortgage loan payable approximates its carrying value due to the variable nature of the debt.

Interest Rate Swap

The majority of the inputs used to value the Company’s interest rate swap liability fall within Level 2 of the fair value hierarchy, such as observable market interest rate curves; however, the credit valuation associated with the interest rate swap liability utilizes Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. As of December 31, 2012, the Company determined that the credit valuation adjustment relative to the overall interest rate swap liability is not significant. As a result, the entire interest rate swap liability has been classified in Level 2 of the fair value hierarchy.

Deferred Costs

Fees and costs paid in the successful negotiation of leases are deferred and amortized on a straight-line basis over the terms of the respective leases. Fees and costs incurred in connection with obtaining financing are deferred and amortized over the term of the related debt obligation.

Segment Reporting

The Company operates generally in one industry segment, operating commercial real estate.

New Accounting Pronouncements

During February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. ASU is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on the Company’s financial condition or results of operations.

ROC-SCCP CHERRY CREEK I, LP

NOTES TO FINANCIAL STATEMENTS

3. Rents Receivable, Net

The Company’s rents receivable is comprised of the following components:

	December 31, 2013	December 31, 2012
Billed receivables	$73,826	$42,248
Straight-line receivables	986,471	650,581

Less: Allowance for doubtful accounts	—	—

Total	$1,060,297	$692,829

4. Lease Intangibles

Lease intangibles and the value of assumed lease obligations as of December 31, 2013 and 2012 were comprised as follows:

December 31, 2013	Above-Market Leases	In Place Leases	Leasing Commissions	Total	Below-Market Leases
Cost	$305,575	$5,107,377	$2,926,150	$8,339,102	$(130,750)
Accumulated amortization	(126,953)	(1,712,133)	(900,972)	(2,740,058)	54,326

Total	$178,622	$3,395,244	$2,025,178	$5,599,044	$(76,424)

December 31, 2012	Above-Market Leases	In Place Leases	Leasing Commissions	Total	Below-Market Leases
Cost	$305,575	$5,107,377	$2,926,150	$8,339,102	$(130,750)
Accumulated amortization	(75,311)	(1,015,672)	(534,475)	(1,625,458)	32,227

Total	$230,264	$4,091,705	$2,391,675	$6,713,644	$(98,523)

The estimated aggregate amortization expense for lease intangibles for the five succeeding years and in the aggregate are as follows:

	Above-Market Leases	In Place Leases	Leasing Commissions	Total	Below-Market Leases
2014	$50,623	$696,461	$366,400	$1,113,484	$(22,099)
2015	27,186	696,461	360,657	1,084,304	(22,099)
2016	27,186	696,461	360,657	1,084,304	(22,099)
2017	27,186	696,461	349,559	1,073,206	(10,127)
2018	27,186	609,400	339,176	975,762	—
Thereafter	19,255	—	248,729	267,984	—

Total	$178,622	$3,395,244	$2,025,178	$5,599,044	$(76,424)

ROC-SCCP CHERRY CREEK I, LP

NOTES TO FINANCIAL STATEMENTS

5. Mortgage Loan Payable

On July 22, 2011, the Company entered into a loan agreement for $36,000,000 with a bank (the “Lender”) that will mature on July 22, 2014. The loan is a variable interest rate loan bearing interest at LIBOR plus 1.9% (2.07% and 2.11% as of December 31, 2013 and 2012, respectively). The loan requires interest payments quarterly with the principal due at maturity. The loan has two one-year extension options. The proceeds from the loan were used to finance the acquisition of the Property. The loan is secured by a mortgage on the Property.

The loan agreement contains a restrictive covenant which requires the Company to maintain a minimum debt service ratio of 1.1. As of December 31, 2013 and 2012, the Company was in compliance with the minimum debt service ratio.

The Property is cross collateralized with $12,575,167 of indebtedness as of December 31, 2012, owed by the owners of the Property on other properties under their ownership. This indebtedness was repaid in December 2013.

In addition, the Company and a related party are both counterparties to an interest rate swap contract with a third-party financial institution, and the estimated fair value of this swap was $116,135 as of December 31, 2012. This swap is not recorded in the financial statements of the Company, but the Company would be responsible for making payments under this swap agreement should the related party not make the required payment. The swap has a notional amount of $9 million with a maturity date of July 22, 2014. This swap was terminated in December 2013.

6. Related Party Transactions

Management Fees

The Company engaged a related party to perform management services for a fee equal to 2% of gross revenue and project management services for a fee equal to 3.5% of the total gross construction activities, as defined, performed. The property and project management agreement shall continue as long as the Property is owned by the Company.

The costs of these services, aggregating $125,865 and $125,739 for the years ended December 31, 2013 and 2012, respectively, were recorded as property management fees on the accompanying statements of operation.

Related party receivable

Related party receivables relate to amounts loaned to a related party, ROC-SCCP Cherry Creek II (“Cherry Creek Tower”), a company under common control. The loan was repaid during 2013.

ROC-SCCP CHERRY CREEK I, LP

NOTES TO FINANCIAL STATEMENTS

7. Future Minimum Rent Schedule

Future minimum lease payments to be received by the Company as of December 31, 2013 under noncancellable operating leases for the next five years and thereafter are as follows:

2014	$5,855,693
2015	5,943,598
2016	6,071,314
2017	5,966,809
2018	5,931,300
Thereafter	46,217,708

Total	$75,986,422

The above minimum lease payments do not include reimbursements to be received from tenants for certain operating expenses and real estate taxes and do not include early termination payments provided for in certain leases.

One state government tenant has the currently exercisable right to terminate its lease if the state does not appropriate rent in its annual budgets. This tenant represents 98.2% of our total future minimum lease payments as of December 31, 2013.

In addition, certain leases provide the tenant with the right to purchase the leased property at fair market value.

8. Commitments and Contingencies

The Company is obligated under certain tenant leases to fund tenant improvements and the expansion of the underlying leased properties.

Under various Federal, state and local laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of certain hazardous or toxic substances disposed, stored, generated, released, manufactured or discharged from, on, at, under, or in a property. As such, the Company may be potentially liable for costs associated with any potential environmental remediation at the Property.

The Company believes that it is in compliance in all material respects with all Federal, state and local ordinances and regulations regarding hazardous or toxic substances. Management is not aware of any environmental liability that it believes would have a material adverse impact on the Company’s financial position or results of operations. Management is unaware of any instances in which the Company would incur significant environmental costs if the Property were sold, disposed of or abandoned. However, there can be no assurance that any such non-compliance, liability, claim or expenditure will not arise in the future.

The Company from time to time may be involved in lawsuits and other disputes which arise in the ordinary course of business; however, the Company is not currently involved in any such matter that management believes would have a material adverse effect, individually or in the aggregate, on the Company’s financial position or results of operations.

9. Subsequent Events

Subsequent events have been evaluated and any significant events, relative to the Company’s financial statements as of March 6, 2014 that warrant additional disclosure have been included in the notes to the financial statements, except as noted below.

On January 2, 2014, the Company sold its real estate property based on an estimated fair value of $56.8 million to an entity that is related to a 42.3% interest holder in the Company. The Company used a portion of the proceeds to repay the $36 million mortgage loan payable.

REPORT OF INDEPENDENT AUDITORS

To the Partners and Directors of City Office REIT, Inc. Predecessor

We have audited the accompanying statement of revenue and certain expenses of Washington Group Plaza (the Property) for the year ended December 31, 2012. This financial statement is the responsibility of the management of the Property. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-11 of City Office REIT, Inc., as described in note 1 to the financial statement. It is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenue and certain expenses, as described in note 2, for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Vancouver, Canada

January 9, 2014

WASHINGTON GROUP PLAZA

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

	Year Ended December 31, 2012	Three Months Ended March 31, 2013 (Unaudited)
Revenues
Rental revenue	$9,244,305	$2,235,584

Total Revenues	9,244,305	2,235,584

Certain Expenses
Property operating expenses	3,484,544	889,713
Property taxes	743,380	199,347
Insurance	119,636	30,823
Management fees	301,608	54,731

Total Certain Expenses	4,649,168	1,174,614

Revenues in Excess of Certain Expenses	$4,595,137	$1,060,970

See accompanying notes to the statements of revenues and certain expenses.

WASHINGTON GROUP PLAZA

NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES

1. Organization

The accompanying statements of revenue and certain expenses include the operations of Washington Group Plaza (the “Property”) which consists of a four-building office complex and parking spaces. The Property is located in Boise, Idaho.

In connection with the proposed public offering of common stock of City Office REIT, Inc. (“City Office”), City Office is expected to purchase the Property from Second City Capital II Limited Partnership upon consummation of the offering.

2. Basis of Presentation and Significant Accounting Policies

The accompanying statements of revenue and certain expenses (the “statements”) have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. The Statements are not intended to be a complete presentation of the revenues and expenses of the Property. Accordingly, the Statements exclude expenses not directly related to the proposed future operations of the Property such as depreciation and amortization, amortization of intangible assets and liabilities, asset management fees, finance costs, and other costs not directly related to the proposed future operations of the property.

Revenue Recognition

Minimum rental revenue is recognized on a straight-line basis over the term of the leases. One state government tenant has the currently exercisable right to terminate its lease if the state does not appropriate rent in its annual budget. The Predecessor has determined that the occurrence of the government tenant not appropriating the rent in its annual budget is a remote contingency, and accordingly recognizes lease revenue on a straight-line basis over the respective lease term. The leases provide for the reimbursement by the tenants of real estate taxes, insurance and certain property operating expenses to the owner of the Property. These reimbursements are recognized as rental revenue in the period the expenses are incurred.

The Property increased rental income by $98,370 and decreased rental income by $53,513 to record revenue on a straight line basis during the year ended December 31, 2012 and three months ended March 31, 2013, respectively.

Use of Estimates

The preparation of the statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Statements and accompanying notes. Actual results could differ from those estimates.

Unaudited interim statement

The statement of revenue and certain expenses for the three months ended March 31, 2013 is unaudited. In the opinion of management, the statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal recurring nature.

WASHINGTON GROUP PLAZA

NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES

3. Rental Revenue

The Property is leased to tenants under operating leases with expiration dates ranging from 2013 to 2025. Two tenants accounted for approximately 55.4% of rental revenue as of December 31, 2012. The minimum rental amounts due under the leases are subject to scheduled fixed increases. The leases also require that the tenants reimburse the owner of the Property for certain operating costs and real estate taxes and $316,042 has been recognized as rental revenue for the year ended December 31, 2012, and $56,565 has been recognized as rental revenue for the three months ended March 31, 2013. Future minimum rents over each of the next five years and thereafter under the non-cancelable operating leases in effect as of December 31, 2012 are as follows:

Year ending December 31,
2013	$8,491,000
2014	7,504,000
2015	6,887,000
2016	2,722,000
2017	1,337,000
Thereafter	1,256,000

Total	$28,197,000

Leases generally require reimbursement of the tenant’s proportional share of common area, real estate taxes and other operating expenses which are in excess of a base year operating expense amount. These reimbursements are excluded from the amounts above.

One state government tenant has the currently exercisable right to terminate its lease if the state does not appropriate rent in its annual budget. This tenant represents approximately 31% of our total minimum lease payments.

4. Subsequent Events

Management has evaluated subsequent events through January 9, 2014, the date the statements were available to be issued. The Property was acquired by Second City Capital II Limited Partnership on June 6, 2013 from a nonaffiliated third party for approximately $44.3 million.

REPORT OF INDEPENDENT AUDITORS

To the Partners and Directors of City Office REIT, Inc. Predecessor

We have audited the accompanying statement of revenue and certain expenses of Corporate Parkway (the Property) for the year ended December 31, 2012. This financial statement is the responsibility of the management of the Property. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-11 of City Office REIT, Inc., as described in note 1 to the financial statement. It is not intended to be a complete presentation of the property’s revenues and expenses.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenue and certain expenses, as described in note 2 for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Vancouver, Canada

January 9, 2014

CORPORATE PARKWAY

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

	Year Ended December 31, 2012	Three Months Ended March 31, 2013
		(Unaudited)
Revenues
Rental revenue	$3,013,034	$753,258

Total Revenues	3,013,034	753,258
Certain Expenses
Property operating expenses	25,094	13,407

Total Certain Expenses	25,094	13,407

Revenues in Excess of Certain Expenses	$2,987,940	$739,851

See accompanying notes to the statements of revenues and certain expenses.

CORPORATE PARKWAY

NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES

1. Organization

The accompanying statements of revenue and certain expenses include the operations of Corporate Parkway (the “Property”) which consists of a three-story office building and parking spaces. The Property is located in Center Valley, Pennsylvania.

In connection with the proposed public offering of common stock of City Office REIT, Inc. (City Office), City Office is expected to purchase the Property from Second City Capital II Limited Partnership upon consummation of the offering.

2. Basis of Presentation and Significant Accounting Policies

The accompanying statements of revenue and certain expenses (the “Statements”) have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. The Statements are not intended to be a complete presentation of the revenues and expenses of the Property. Accordingly, the Statements exclude expenses not directly related to the proposed future operations of the Property such as depreciation and amortization, amortization of intangible assets and liabilities, asset management fees, income taxes, and other costs not directly related to the proposed future operations of the property.

Revenue Recognition

Minimum rental revenue is recognized on a straight-line basis over the term of the leases.

The Property increased rental income by $37,811 and decreased by $10,935 to record revenue on a straight line basis during the year ended December 31, 2012 and three months ended March 31, 2013, respectively.

Use of Estimates

The preparation of the Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Statements and accompanying notes. Actual results could differ from those estimates.

Unaudited interim statement

The statement of revenue and certain expenses for the three months ended March 31, 2013 is unaudited. In the opinion of management, the statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal recurring nature.

3. Rental Revenue

The Property is leased to a single tenant under an operating lease, which expires in 2016. One tenant accounted for 100% of rental income as of December 31, 2012. The minimum rental amounts due under the lease are subject to scheduled fixed increases. The lease is on a triple net basis such that the tenant is responsible for certain property operating costs and real estate taxes. The Property remains liable for certain expenditures should the tenant default on its obligation to pay them. Future minimum rents to be received over each of the next five years and thereafter under the non-cancelable operating lease in effect as of December 31, 2012 are as follows:

Year ending December 31,
2013	$3,064,415
2014	3,156,348
2015	3,251,038
2016	3,061,868
2017	—
Thereafter	—

Total	$12,533,669

CORPORATE PARKWAY

NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES

4. Subsequent Events

Management has evaluated subsequent events through January 9, 2014, the date the statements were available to be issued. The Property was acquired by Second City Capital II Limited Partnership on May 17, 2013 from a nonaffiliated third party for approximately $28.4 million.

6,666,667 Shares

City Office REIT, Inc.

Common Stock

PROSPECTUS

                    , 2014

Book-Running Managers

Janney Montgomery Scott	Wunderlich Securities	Oppenheimer & Co.

Co-Managers

Ladenburg Thalmann & Co. Inc.	BB&T Capital Markets	Compass Point	D.A. Davidson & Co.

Boenning & Scatergood, Inc.	Feltl and Company

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the fees, and expenses, other than the underwriting compensation expected to be incurred, payable by us in connection with the sale and distribution of our common stock. All amounts shown are estimated, except the SEC registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

SEC Registration Fee	$14,812
Listing Fee	57,562
FINRA Filing Fee	17,750
Blue Sky Fees and Expenses	—
Printing and Engraving Costs	516,000
Legal Fees and Expenses	1,707,431
Accounting Fees and Expenses	977,217
Transfer Agent and Registrar Fees and Expenses	6,650
Miscellaneous Expenses	292,542

Total	$3,589,964

Item 32.  Sales to Special Parties.

See response to Item 33 below.

Item 33.  Recent Sales of Unregistered Equity Securities.

In connection with the initial capitalization of our company, we issued 1,000 shares of our common stock for $1,000 to Second City. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended, as transactions by the issuer not involving a public offering. No general solicitation or underwriters were involved in this issuance. We will repurchase these shares at cost upon completion of this offering.

In connection with the formation transactions, we will issue an aggregate of 1,866,958 shares of common stock and our operating partnership will issue an aggregate of 3,723,110 common units with an aggregate value of $83,851,022, based on the midpoint of the price range set forth on the front cover of the prospectus that forms a part of this registration statement, in exchange for interests in the entities that own our initial properties as described in “Structure and Formation—Formation Transactions.” Each person receiving such shares and common units had a substantive, pre-existing relationship with us. The issuance of such shares and common units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act, as amended, as transactions by the issuer not involving a public offering. No general solicitation or underwriters will be involved in the issuance.

Item 34. Indemnification of Directors and Officers.

The Maryland General Corporation Law (the “MGCL”) permits us to include a provision in our charter eliminating the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by the MGCL.

The MGCL requires us (unless our charter were to provide otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding, or any claim, issue or matter in any proceeding, to which he or she is made a party by reason of his or her service in that capacity.

The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The MGCL prohibits us from indemnifying a director or officer who has been adjudged liable in a suit by us or on our behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, and our amended and restated bylaws obligate us, to the maximum extent permitted by the MGCL, to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as our director or officer; or

•	while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities, and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and amended and restated bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

We are currently party to or intend to enter into indemnification agreements with our directors and executive officers. These agreements require or will require us to indemnify these individuals to the fullest extent permitted under the MGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

Item 35. Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36. Financial Statements and Exhibits.

(a) See Page F-1 for an index of the financial statements that are being filed as part of this registration statement on Form S-11.

(b) Following is a list of exhibits being filed as part of, or incorporated by reference into, this registration statement on Form S-11.

Exhibit number	Description

1.1	Form of Underwriting Agreement †

3.1	Form of Articles of Amendment and Restatement of the Registrant †

3.2	Form of Amended and Restated Bylaws of the Registrant (3)

4.1	Form of Certificate of Common Stock of City Office REIT, Inc. (2)

5.1	Opinion of Ballard Spahr LLP regarding validity of the shares registered †

8.1	Opinion of Shearman & Sterling LLP regarding certain tax matters †

10.1	Form of Amended and Restated Agreement of Limited Partnership of City Office REIT Operating Partnership, L.P. †

10.2	Form of Advisory Agreement by and among City Office Real Estate Management Inc., City Office REIT Operating Partnership, L.P. and City Office REIT, Inc. (3)

10.3	Form of Administration Agreement by and between City Office Real Estate Management Inc. and Second City Capital II Corp. (1)

10.4	Form of Contribution Agreement by and among City Office REIT Operating Partnership, L.P., Gibralt US, Inc., GCC Amberglen Investments Limited Partnership and Daniel Rapaport †

10.5	Form of Contribution Agreement by and among City Office REIT Operating Partnership, L.P., City Office REIT, Inc., CIO OP Limited Partnership, CIO REIT Stock Limited Partnership, Second City Capital Partners II, Limited Partnership and Second City General Partner II, Limited Partnership †

10.6	Form of Registration Rights Agreement by and among City Office REIT, Inc., CIO OP Limited Partnership, CIO REIT Stock Limited Partnership, GCC Amberglen Investments Limited Partnership, Gibralt US, Inc. and Daniel Rapaport †

10.7	Form of Equity Incentive Plan (1)

10.8	Form of Tax Protection Agreement by and among City Office REIT, Inc., City Office REIT Operating Partnership, L.P., Gibralt US, Inc., GCC Amberglen Investments Limited Partnership and Daniel Rapaport †

10.9	Form of Tax Protection Agreement by and among City Office REIT, Inc., City Office REIT Operating Partnership, L.P., CIO OP Limited Partnership and Second City General Partner II, Limited Partnership (3)

10.10	Form of Excepted Holder Agreement by and between City Office REIT, Inc. and CIO OP Limited Partnership (3)

10.11	Form of Excepted Holder Agreement by and between City Office REIT, Inc. and CIO REIT Stock Limited Partnership (3)

10.12	Form of Indemnification Agreement between City Office REIT, Inc. and its directors and officers †

21.1	Subsidiaries of the Company †

23.1	Consent of KPMG LLP †

23.2	Consent of Ballard Spahr LLP (included in the opinion filed as Exhibit 5.1) †

23.3	Consent of Shearman & Sterling LLP (included in the opinion filed as Exhibit 8.1) †

*	To be filed by amendment
†	Filed herein
(1)	Previously filed with Amendment No. 2 to the Registration Statement on Form S-11 filed on January 21, 2014
(2)	Previously filed with Amendment No. 3 to the Registration Statement on Form S-11 filed on February 14, 2014
(3)	Previously filed with Amendment No. 6 to the Registration Statement on Form S-11 filed on March 18, 2014

Item 37. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 7 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, Canada, on March 25, 2014.

CITY OFFICE REIT, INC.

By:	/s/ James Farrar
Name: James Farrar
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ James Farrar James Farrar	Chief Executive Officer and Director (Principal Executive Officer)	March 25, 2014

/s/ Anthony Maretic Anthony Maretic	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 25, 2014

/s/ Gregory Tylee Gregory Tylee	Chief Operating Officer and President	March 25, 2014

EXHIBIT INDEX

Exhibit number	Description

1.1	Form of Underwriting Agreement †

3.1	Form of Articles of Amendment and Restatement of the Registrant †

3.2	Form of Amended and Restated Bylaws of the Registrant (3)

4.1	Form of Certificate of Common Stock of City Office REIT, Inc. (2)

5.1	Opinion of Ballard Spahr LLP regarding validity of the shares registered †

8.1	Opinion of Shearman & Sterling LLP regarding certain tax matters †

10.1	Form of Amended and Restated Agreement of Limited Partnership of City Office REIT Operating Partnership, L.P. †

10.2	Form of Advisory Agreement by and among City Office Real Estate Management Inc., City Office REIT Operating Partnership, L.P. and City Office REIT, Inc. (3)

10.3	Form of Administration Agreement by and between City Office Real Estate Management Inc. and Second City Capital II Corp. (1)

10.4	Form of Contribution Agreement by and among City Office REIT Operating Partnership, L.P., Gibralt US, Inc., GCC Amberglen Investments Limited Partnership and Daniel Rapaport †

10.5	Form of Contribution Agreement by and among City Office REIT Operating Partnership, L.P., City Office REIT, Inc., CIO OP Limited Partnership, CIO REIT Stock Limited Partnership, Second City Capital Partners II, Limited Partnership and Second City General Partner II, Limited Partnership †

10.6

Form of Registration Rights Agreement by and among City Office REIT, Inc., CIO OP Limited Partnership, CIO REIT Stock Limited Partnership, GCC Amberglen Investments Limited Partnership, Gibralt US, Inc. and Daniel Rapaport †

10.7	Form of Equity Incentive Plan (1)

10.8	Form of Tax Protection Agreement by and among City Office REIT, Inc., City Office REIT Operating Partnership, L.P., Gibralt US, Inc., GCC Amberglen Investments Limited Partnership and Daniel Rapaport †

10.9	Form of Tax Protection Agreement by and among City Office REIT, Inc., City Office REIT Operating Partnership, L.P., CIO OP Limited Partnership and Second City General Partner II, Limited Partnership (3)

10.10	Form of Excepted Holder Agreement by and between City Office REIT, Inc. and CIO OP Limited Partnership (3)

10.11	Form of Excepted Holder Agreement by and between City Office REIT, Inc. and CIO REIT Stock Limited Partnership (3)

10.12	Form of Indemnification Agreement between City Office REIT, Inc. and its directors and officers †

21.1	Subsidiaries of the Company †

23.1	Consent of KPMG LLP †

23.2	Consent of Ballard Spahr LLP (included in the opinion filed as Exhibit 5.1) †

23.3	Consent of Shearman & Sterling LLP (included in the opinion filed as Exhibit 8.1) †

*	To be filed by amendment
†	Filed herein
(1)	Previously filed with Amendment No. 2 to the Registration Statement on Form S-11 filed on January 21, 2014
(2)	Previously filed with Amendment No. 3 to the Registration Statement on Form S-11 filed on February 14, 2014
(3)	Previously filed with Amendment No. 6 to the Registration Statement on Form S-11 filed on March 18, 2014